SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

TOTAL NUMBER OF PAGES: 344
EXHIBIT INDEX ON PAGE: 152

Moxie Exploration Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Province of Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Endev Energy Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

62470N
(CUSIP Number of Class of Securities (if applicable))

Moxie Exploration Ltd.
811 – 3rd Street S.W.
Calgary, Alberta
T2P 4L5 Canada
(403) 215-9870
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 18, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Offer to Purchase and Circular dated June 18, 2003
Directors' Circular dated June 18, 2003
Letter of Transmittal
Notice of Guaranteed Delivery

Item 2. Informational Legends

See cover page of the Offer to Purchase dated June 18, 2003

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence.

June 18, 2003

ENDEV ENERGY INC.

OFFER TO PURCHASE

all of the Common Shares of
Moxie Exploration Ltd.
on the basis of
$0.46 cash
or
0.278788 of an Endev Share
or
a combination thereof

The Offer by Endev to purchase all of the outstanding Moxie Shares will be open for acceptance until 3:00 p.m. (Calgary time) on July 24, 2003, unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Initial Expiry Time (and at the time Endev first takes up and pays for Moxie Shares under the Offer) not less than 66⅔% (on a fully diluted basis) of the Moxie Shares (the "Minimum Condition"), other than Moxie Shares owned on the date of the Offer by Endev, its associates and affiliates (as defined in the *Business Corporations Act* (Alberta). This condition and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

At their election, shareholders of Moxie Exploration Ltd. ("Moxie") can elect to receive either $0.46 cash or 0.278788 of a common share ("Endev Share") of Endev Energy Inc. ("Endev") for each common share ("Moxie Share") of Moxie, or any combination of the foregoing, subject to a maximum cash consideration of $12,000,000 and a maximum of 5,835,000 Endev Shares for all of the issued and outstanding Moxie Shares. Shareholders who make no election will be deemed to have elected to receive $0.23 cash and 0.139394 of an Endev Share for each Moxie Share.

The board of directors of Moxie unanimously recommends that shareholders of Moxie accept the Offer. For further information, refer to the Directors' Circular.

Certain holders of Moxie Shares have agreed to accept the Offer by depositing under the Offer an aggregate of 9,788,499 Moxie Shares, 3,166,000 Moxie Options and 190,000 Moxie Warrants representing approximately 28% of the outstanding Moxie Shares (on a diluted basis), subject to certain conditions. See "Pre-Acquisition Agreement — Pre-Tender Agreements" in the Circular.

Holders of Moxie Shares who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Moxie Shares, at the office of Valiant Trust Company (the "Depositary") shown below and in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Moxie Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

The outstanding Endev Shares are listed and posted for trading on The Toronto Stock Exchange (the "TSX") under the symbol "ENE". The Moxie Shares are listed and posted for trading on the TSX Venture Exchange ("TSX Venture") under the symbol "MXE". On May 27, 2003, the last day on which the Endev Shares traded prior to the public announcement by Endev and Moxie of the Offer, the closing price of the Endev Shares on the TSX was $1.82. On May 23, 2003, the last day on which the Moxie Shares traded prior to the public announcement by Endev and Moxie of the Offer, the closing price of the Moxie Shares on the TSX Venture was $0.37.

Questions and requests for assistance may be directed to the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery, as well as documents incorporated by reference herein, may be obtained upon request without charge from those persons at its office shown in the Letter of Transmittal and on the last page of this document. Persons whose Moxie Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Moxie Shares.

The Depositary for the Offer is:

Valiant Trust Company
Suite 510, 550 – 6th Avenue SW
Calgary, Alberta T2P 0S2
Telephone No.: (403) 233-2801
Facsimile No.: (403) 233-2847

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a Canadian corporation and the Endev Shares offered hereby are offered by a Canadian issuer. The Offer is subject to the disclosure requirements of Canada which are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

It may be difficult for Shareholders to enforce their rights and any claim they may have arising under the United States federal securities laws since Endev and Moxie are located in Canada, and some or all of their officers and directors may be residents of Canada. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Shareholders should be aware that Endev or its affiliates, directly or indirectly, may, otherwise than under the Offer, bid for or make purchases of Moxie's securities subject to the Offer or certain related securities during the Offer Period, such as in open market or privately negotiated purchases, as permitted by applicable laws or regulations of Canada or its provinces or territories. Shareholders should be aware that a tender of Moxie Shares under the Offer by, or the acquisition by Endev of Moxie Shares from, a holder of Moxie Shares may have tax consequences both in the United States and Canada. Such consequences for Shareholders who are resident in or citizens of the United States are not fully described herein. Such Shareholders are urged to consult their own tax advisors.

FORWARD LOOKING STATEMENTS

Certain statements contained in the Circular under "Purpose of the Offer and Plans for Moxie" and "Source of Funds", respectively, in addition to certain statements contained elsewhere in or incorporated by reference into the Circular, including the financial statements included therein, are "forward looking statements" and are prospective. Such forward looking statements are subject to risks, uncertainties and other factors, certain of which are beyond Endev's control, including: the impact of general economic conditions in Canada; industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of Endev's oil and gas production and governmental regulation of the oil and gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations with respect to the Offer and the final valuation thereof; and the need to obtain required approvals from regulatory authorities. Endev's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, Endev will derive therefrom.

STATUTORY RIGHTS

As discussed in greater detail herein, the Circular incorporates by reference certain financial statements of each of the NCE Partnerships (entities previously acquired by Endev), in each case for the years ended December 31, 2001, audited by Arthur Andersen LLP, for which Endev was not able to and did not obtain the consent of Arthur Andersen LLP to use its audit reports, as Arthur Andersen LLP has ceased to practice public accounting. Because Arthur Andersen LLP has not provided this consent, Shareholders of Moxie will not have the statutory rights of action for damages against Arthur Andersen LLP prescribed by applicable securities legislation. Generally, in accordance with applicable securities legislation, holders of securities may only exercise the statutory right of action against a person or company that has prepared a report, opinion or statement that is included in a take-over bid circular if that person or company has filed a consent in respect of such report, opinion or statement and such right of action may only be exercised in respect of the report, opinion or statement that has been made by such person or company. In addition, Arthur Andersen LLP may not have sufficient assets available to satisfy any judgments against it. See "Statutory Rights" in the Circular.

CURRENCY

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. Deposits will not be accepted from or on behalf of, holders of Moxie Shares in any jurisdiction in which the acceptance of deposits would not be in compliance with the laws of such jurisdiction. However, Endev may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Moxie Shares in any such jurisdiction.

TABLE OF CONTENTS

	Page
DEFINITIONS	5
SUMMARY	8
The Offer	8
Endev Energy Inc.	8
Moxie Exploration Ltd.	8
Purpose of the Offer and Plans for Moxie	8
Reasons for the Offer	9
Pre-Acquisition Agreement	9
Pre-Tender Agreements	9
Time for Acceptance	10
Manner of Acceptance	10
Conditions of the Offer	10
Payment for Deposited Moxie Shares	10
Acquisition of Moxie Shares Not Deposited	10
Stock Exchange Listings	11
Market Price of Endev Shares and Moxie Shares	11
Canadian Federal Income Tax Considerations	11
Depositary	11
OFFER TO PURCHASE	12
1. The Offer	12
2. Time for Acceptance	12
3. Manner of Acceptance	12
4. Conditions of the Offer	14
5. Extension and Variation of the Offer	16
6. Payment for Deposited Moxie Shares	16
7. Withdrawal of Deposited Moxie Shares	17
8. Return of Deposited Moxie Shares	18
9. Changes in Capitalization, Distributions and Liens	18
10. Mail Service Interruption	19
11. Notice and Delivery	19
12. Acquisition of Moxie Shares Not Deposited – Second Stage Transaction	19
13. Other Terms of the Offer	19
CIRCULAR	21
PURPOSE OF THE OFFER AND PLANS FOR MOXIE	21
Purpose of the Offer	21
Plans for Moxie	21
BACKGROUND TO AND REASONS FOR THE OFFER	21
Background to the Offer	21
Reasons for the Offer	22
PRE-ACQUISITION AGREEMENT	22
The Offer	22
Approval by the Board of Directors of Moxie	22
No Solicitation	23
Right to Match	23
Non-Completion Fee	23
Termination	24
Pre-Tender Agreements	24
Treatment of Moxie Options and Moxie Warrants	25
ENDEV ENERGY INC.	25
Documents Incorporated By Reference	26
Description of Share Capital	28
Capitalization of Endev	28
Price Range and Trading Volume of Endev Shares	28
Auditors, Registrar and Transfer Agent	29
MOXIE EXPLORATION LTD.	29

General 29
Description of Share Capital 29
Dividend Record and Policy 29
Capitalization of Moxie 29
Price Range and Trading Volume of Moxie Shares 30
Auditors, Registrar and Transfer Agent 30
PRO FORMA COMBINED INFORMATION 30
Pro Forma Operational Information 30
SOURCE OF FUNDS 30
EFFECT OF THE OFFER ON MARKET AND LISTING 31
ACQUISITION OF MOXIE SHARES NOT DEPOSITED 31
General 31
Compulsory Acquisition 31
Second Stage Transaction 31
Other Alternatives 33
Judicial Developments 33
DEPOSITARY 34
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS 34
Residents of Canada 34
Non-Residents of Canada 38
OWNERSHIP OF SHARES OF MOXIE 40
TRADING IN SHARES OF MOXIE 40
COMMITMENTS TO ACQUIRE SHARES OF MOXIE 40
ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS 40
MATERIAL CHANGES IN THE AFFAIRS OF MOXIE AND OTHER INFORMATION 40
ACCEPTANCE OF THE OFFER 40
EXPENSES OF THE OFFER 41
LEGAL PROCEEDINGS 41
INTEREST OF EXPERTS 41
STATUTORY RIGHTS 41
CONSENTS 42
APPROVAL AND CERTIFICATE 44

APPENDICES - FINANCIAL INFORMATION

APPENDIX A - PRO FORMA FINANCIAL STATEMENTS
APPENDIX B - FINANCIAL STATEMENTS OF MOXIE EXPLORATION LTD.
APPENDIX C - INTERIM FINANCIAL STATEMENTS OF THE NCE PARTNERSHIPS

DEFINITIONS

In the Offer and the Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or the Circular.

"ABCA" means the *Business Corporations Act* (Alberta), as amended;

"affiliate" has the meaning set forth in the ABCA, except as otherwise provided herein;

"associate" has the meaning set forth in the ABCA, except as otherwise provided herein;

"Business Day" means any day other than a Sunday, Saturday or statutory holiday in Calgary, Alberta;

"Circular" means the take-over bid circular accompanying the Offer and forming part of this document;

"compulsory acquisition" has the meaning ascribed thereto under "Acquisition of Moxie Shares Not Deposited — Compulsory Acquisition" in the Circular;

"Confidentiality Agreement" means the confidentiality agreement between Moxie and Endev relating to Endev's due diligence review of Moxie's business and assets;

"Depositary" means Valiant Trust Company at the office specified in the Letter of Transmittal and on the last page of this document;

"Depositing Shareholder" means a Shareholder tendering Moxie Shares in acceptance of the Offer;

"diluted basis" means, with respect to the number of Moxie Shares at any time, such number of outstanding Moxie Shares calculated assuming that all outstanding options, warrants and other rights to purchase Moxie Shares are exercised;

"Directors' Circular" means the circular to be prepared by the board of directors of Moxie and to be sent to all Shareholders in connection with the Offer;

"**Effective Time**" means the time that Endev shall have acquired ownership of and paid for at least the Minimum Required Shares pursuant to the terms of the Offer;

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Endev" means Endev Energy Inc., a corporation amalgamated under the ABCA;

"Endev Shares" means the common shares of Endev, as constituted on the date hereof;

"Expiry Date" means July 24, 2003 or such other date or dates as may be fixed by Endev from time to time pursuant to Section 5 of the Offer, "Extension and Variation";

"Expiry Time" means the Initial Expiry Time unless the Offer has been or is required to be extended, in which case it means the expiry time of the Offer as extended, or required to be extended, from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"Initial Expiry Time" means 3:00 p.m. (Calgary time) on the first Business Day which falls after the thirty-fifth day following the day of mailing of the Offer Documents to the shareholders of Moxie (where the first day of this period is the day immediately following the day of mailing) pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"Letter of Transmittal" means the letter of transmittal in the form accompanying the Offer and Circular;

"Material Adverse Change" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Moxie or Endev, respectively which is, or could reasonably be expected to be, materially adverse to the business of such company considered as a whole other than a change: (i) which has prior to the date hereof been publicly disclosed or otherwise disclosed in writing by Moxie to Endev; (ii) resulting from conditions effecting the oil and gas industry as a whole; (iii) resulting from general economic, financial, currency exchange, securities or commodities market conditions in Canada or elsewhere; (iv) resulting from changes in the market prices of crude oil or natural gas; or (v) any adverse drilling results for any wells being currently drilled or anticipated to be drilled prior to the Expiry Time;

"Minimum Condition" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer";

"Minimum Required Shares" means at the least that number of the outstanding Moxie Shares required pursuant to the Minimum Condition unless Endev shall have waived the Minimum Condition in which case "Minimum Required Shares" means that number of the outstanding Moxie Shares which Endev takes up on the Take-Up Date, provided that such number of Moxie Shares shall not be less than 50% of the issued and outstanding Moxie Shares on a diluted basis (exclusive of any Moxie Shares that Endev owned prior to the date the Offer Documents are mailed);

"Moxie" means Moxie Exploration Ltd., a corporation incorporated under the ABCA

"Moxie Options" means the outstanding options to acquire Moxie Shares under the incentive stock option plan of Moxie as of November 19, 1999;

"Moxie Optionholders" means the holders of Moxie Options;

"Moxie Shares" means the common shares of Moxie, as constituted on the date hereof;

"Moxie Warrantholders" means the holders of Moxie Warrants;

"Moxie Warrants" means the outstanding common share purchase warrants to acquire Moxie Shares;

"NCE Partnerships" means nine limited partnerships, all the assets of which were acquired by Endev in 2002, namely NCE Energy Assets (1993) Fund, NCE Oil & Gas (1993) Fund, NCE Energy Assets (1994) Fund, NCE Oil & Gas (1994) Fund, NCE Energy Assets (1995) Fund, NCE Oil & Gas (1995) Fund, NCE Energy Assets (1996) Fund, NCE Oil & Gas (1996) Fund and NCE Oil & Gas (1997) Fund;

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

"Offer Period" means the period commencing on June 18, 2003 and ending at the Initial Expiry Time;

"Offer" means the offer to purchase all of the issued and outstanding Moxie Shares made hereby to Shareholders, which term shall include any amendments to, or extensions of, such Offer, including, without limitation, increasing the consideration, removing or waiving any condition or extending the date by which Moxie Shares may be tendered, and as further described herein;

"Offer Documents" means the offer to purchase and takeover bid circular, and the related Letter of Transmittal and Notice of Guaranteed Delivery, pursuant to which the Offer will be made;

"Person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"Pre-Acquisition Agreement" means the agreement dated May 27, 2003, between Endev and Moxie pursuant to which, among other things, Endev agreed to make the Offer;

"Pre-Tender Agreements" means the agreements entered into by all of the directors and officers of Moxie and certain shareholders of Moxie whereby such directors, officers and shareholders agreed to accept the Offer, subject to certain conditions;

"Second Stage Transaction" has the meaning ascribed thereto under "Acquisition of Moxie Shares Not Deposited" in the Circular;

"Securities Authorities" means the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof;

"Securities Laws" means, collectively, any applicable Canadian provincial securities laws, United States securities laws, the "blue sky" or securities laws of the states of the United States and any other applicable law;

"Shareholder" means a holder of Moxie Shares;

"subsidiary" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"Superior Proposal" means a *bona fide* written Take-Over Proposal by a third party that is financially superior to the Offer (as determined in good faith by Moxie's board of directors after receiving the advice of its financial advisor) as further described in the circular under "Pre-Acquisition Agreement - No Solicitation";

"Take-over Proposal" means a proposal or offer (other than by Endev), whether or not subject to a due diligence condition, whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Moxie or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Moxie whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving Moxie including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Moxie or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Moxie (other than the transactions contemplated by the Pre-Acquisition Agreement);

"Take-up Date" means the date that Endev first takes up and acquires Moxie Shares pursuant to the Offer;

"Tax Act" means the *Income Tax Act* (Canada), as amended;

"Tendering Shareholders" means the directors, officers and certain shareholders of Moxie, all of whom have entered into the Pre-Tender Agreements;

"TSX" means the Toronto Stock Exchange;

"TSX Venture" means the TSX Venture Exchange; and

"U.S." or **"United States"** means United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

SUMMARY

The following is a summary of certain information contained elsewhere in the attached Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, and shall be read together with the more detailed information and financial data and statements contained or referred to elsewhere in those documents.

The Offer

The Offer is made by Endev for all of the outstanding Moxie Shares, including Moxie Shares which may become outstanding on the exercise of Moxie Options or Moxie Warrants. The basis of the Offer is either $0.46 cash or 0.278788 of an Endev Share for each Moxie Share (provided that fractional Endev Shares will not be issued and will be rounded up or down to the nearest whole number of Endev Shares), or any combination of the foregoing, subject to a maximum cash consideration of $12,000,000 and a maximum of 5,835,000 Endev Shares for all of the issued and outstanding Moxie Shares. In the event that holders of Moxie Shares elect to receive, in the aggregate, greater than $12,000,000 in cash pursuant to the Offer, then such holders of Moxie Shares shall be deemed to have elected, on a proportionate basis, to have received Endev Shares to the extent necessary. In the event that holders of Moxie Shares elect to receive, in the aggregate, in excess of 5,835,000 Endev Shares pursuant to the Offer then such holders of Moxie Shares shall be deemed to have elected, on a proportionate basis, to have elected to receive cash to the extent necessary. To the extent a shareholder fails to elect, such shareholder shall be deemed to have elected to receive $0.23 cash and 0.139394 of an Endev Share.

The Offer is made only for the Moxie Shares and not for any Moxie Options, Moxie Warrants or other rights to acquire Moxie Shares. Any holder of such securities who wishes to accept the Offer, to the extent permitted by the terms thereof, must exercise such securities in order to obtain a certificate representing Moxie Shares and deposit the Moxie Shares in accordance with the Offer.

The obligation of Endev to take up and pay for Moxie Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

The board of directors of Moxie has unanimously recommended acceptance of the Offer by the Shareholders. Moxie's financial advisor has concluded that the consideration being received by Shareholders under the Offer is fair, from a financial point of view, to the Shareholders. For further information, refer to the Directors' Circular.

Endev Energy Inc.

Endev is a public corporation amalgamated pursuant to the ABCA whose common shares are listed and posted for trading on the TSX under the symbol "ENE". Endev's principal office is located at Suite 2525, 700 – 9th Avenue S.W., Calgary, Alberta T2P 3V4.

Endev's business is the acquisition, exploration and development of petroleum and natural gas projects in western Canada. As of March 31, 2003, Endev's average production for the quarter then ended was approximately 1,578 barrels of oil and liquids per day and 7.947 million cubic feet per day of natural gas in the provinces of British Columbia, Alberta and Saskatchewan. See "Endev Energy Inc." in the Circular.

Moxie Exploration Ltd.

Moxie is a public corporation incorporated pursuant to the ABCA whose common shares are listed and posted for trading on the TSX Venture under the symbol "MXE". Moxie's principal office is located at 811 – 3rd Street S.W., Calgary, Alberta T2P 4L5.

Moxie's business is the acquisition, exploration, development and production of petroleum and natural gas in Southern Alberta. As of March 31, 2003, Moxie's average production for the quarter then ended was approximately 13 barrels of oil and liquids per day and 4.9 million cubic feet per day of natural gas. See "Moxie Exploration Ltd." in the Circular.

Purpose of the Offer and Plans for Moxie

The purpose of the Offer is to enable Endev to acquire, directly or indirectly, all of the outstanding Moxie Shares.

If Endev takes up and pays for Moxie Shares deposited pursuant to the Offer, Endev intends to seek to acquire, directly or indirectly, all of the remaining Moxie Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or by a Second Stage Transaction. Endev will cause the Moxie Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, Endev believes that it will own sufficient Moxie Shares to effect such a transaction. See "Acquisition of Moxie Shares Not Deposited" in the Circular.

If the Offer is successful, certain changes will be made to the composition of the board of directors of Moxie to allow nominees of Endev to become members of such Board. If Moxie becomes a wholly-owned subsidiary of Endev, Endev may continue to operate Moxie as a wholly-owned subsidiary or Moxie may be amalgamated with or wound-up into Endev or an affiliate of Endev.

Reasons for the Offer

Endev believes the acquisition of Moxie will provide new opportunities to expand its gas production in Southern Alberta. These properties complement the growth opportunities arising from Endev's existing asset base.

Benefits to Shareholders from a combination of Moxie and Endev include:

1. an opportunity for participation in a well managed, publicly traded, financially strong company with a diversified asset and production base in western Canada;

2. enhanced exploration and development opportunities and operational efficiencies from the combination of the operations of Moxie into those of Endev; and

3. enhanced liquidity as the consideration is comprised of cash and Endev Shares, with the Endev Shares being listed and posted for trading on the TSX.

See "Reasons for the Offer" in the Circular.

Pre-Acquisition Agreement

Effective May 27, 2003, Endev and Moxie entered into the Pre-Acquisition Agreement pursuant to which Endev agreed to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all Moxie Shares validly deposited under the Offer.

Pursuant to the Pre-Acquisition Agreement, Endev and Moxie agreed that Moxie shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by Moxie, any of its subsidiaries or their officers, directors, employees, financial advisors, representatives and agents ("Representatives") with respect to a Takeover Proposal whether or not initiated by Moxie, and in connection therewith, Moxie shall not release any third party from any confidentiality or standstill agreement to which Moxie and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding Moxie. Moxie also agreed that, from the date of entering into the Pre-Acquisition Agreement, Moxie will not authorize or permit any of its Representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to a Take-over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Take-over Proposal. Subject to certain conditions, Moxie may accept, recommend, approve or implement a Superior Proposal from a third party.

Moxie agrees to provide Endev with at least 72 hours advance notice of any decision by the Board of Moxie to accept, recommend, approve or implement a Superior Proposal. Such notice shall include the principal business terms and conditions of the Superior Proposal and the general attributes of any non-cash consideration but shall not include the identity of the party making the Superior Proposal.

Moxie has agreed to pay Endev a non-completion fee of $500,000 upon the occurrence of certain events as described in the Pre-Acquisition Agreement. See "Pre-Acquisition Agreement" in the circular.

Pre-Tender Agreements

Endev has entered into Pre-Tender Agreements with each of the directors and officers of Moxie and certain other shareholders pursuant to which such persons have agreed to unconditionally and irrevocably tender all of their Moxie Shares (together with any

Moxie Shares acquired prior to the Expiry Time) to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. In addition, each holder of Moxie Options or Moxie Warrants may elect to either exercise their Moxie Options and Moxie Warrants and tender the Moxie Shares issuable on exercise thereof to the Offer or surrender for cancellation such Moxie Options or Moxie Warrants for consideration equal to the difference between $0.46 and the exercise price of such Moxie Options and Moxie Warrants. See "Pre-Acquisition Agreement – Pre-Tender Agreements" in the Circular.

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Initial Expiry Time unless withdrawn by Endev. The Offer may be otherwise extended at Endev's sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

Manner of Acceptance

Shareholders wishing to accept the Offer must deposit the certificate or certificates representing their Moxie Shares, together with a properly completed and executed Letter of Transmittal or a manually executed facsimile thereof and all other documents required by the Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal and on the last page of this document, prior to the Initial Expiry Time. Instructions are contained in the Letter of Transmittal. **Shareholders whose Moxie Shares are registered in the name of a nominee should contact such nominee, likely being their stockbroker, investment dealer, bank, trust company or other party for assistance in depositing their Moxie Shares.**

If the certificate or certificates representing Moxie Shares are not available for deposit prior to the Initial Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery as set forth in Section 3 of the Offer, "Manner of Acceptance".

Conditions of the Offer

Endev reserves the right to withdraw the Offer and not take up and pay for any Moxie Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Endev prior to the Initial Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Moxie Shares (calculated on a fully diluted basis) other than Moxie Shares owned on the date of the Offer by Endev, its associates and affiliates.

The conditions of the Offer are for the exclusive benefit of Endev and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Initial Expiry Time without prejudice to any of the rights that Endev may have.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited Moxie Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Endev, Endev has agreed in the Pre-Acquisition Agreement to take up and pay for Moxie Shares validly deposited under the Offer and not withdrawn within three Business Days following the Expiry Time. In accordance with applicable law, any Moxie Shares deposited under the Offer after the first date on which Moxie Shares have been taken up by Endev are required to be taken up within 10 days of such deposit and paid for within three Business Days. See Section 6 of the Offer, "Payment for Deposited Moxie Shares".

Acquisition of Moxie Shares Not Deposited

If Endev takes up and pays for Moxie Shares deposited pursuant to the Offer, Endev intends to seek to acquire, directly or indirectly, all of the remaining Moxie Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. Endev will cause the Moxie Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, Endev believes it will own sufficient Moxie Shares to effect such a Second Stage Transaction. See Section 12 of the Offer, "Acquisition of Moxie Shares Not Deposited – Second Stage Transaction".

Stock Exchange Listings

The Endev Shares are listed and posted for trading on the TSX under the symbol "ENE". The Moxie Shares are listed and posted for trading on the TSX Venture under the symbol "MXE".

Market Price of Endev Shares and Moxie Shares

On May 27, 2003, the last trading day prior to the date of the public announcement by Endev of its intention to make the Offer, the closing price of the Endev Shares on the TSX was $1.82. On May 23, 2003 the last trading day prior to the date of the public announcement by Endev of its intention to make the Offer, the closing price of Moxie's share on the TSX Venture was $0.37.

Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds Moxie Shares as capital property and who disposes of such shares to Endev under the Offer (assuming the Shareholder does not enter into a tax election with Endev to obtain a full or partial tax deferral when available as described in "Canadian Federal Income Tax Considerations - Share Exchange" in the Circular) will realize a capital gain (or capital loss) equal to the amount by which the sum of the cash and the fair market value, on the date of the disposition, of the Endev Shares received net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Moxie Shares.

Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax in respect of any capital gain realized on the sale of Moxie Shares to Endev under the Offer unless the shares are taxable Canadian property and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention.

An eligible holder whose Moxie Shares are acquired may, depending upon the circumstances, obtain a full or partial tax deferral in respect of a disposition of Moxie Shares by entering into and filing with the Canada Customs and Revenue Agency (and any appropriate provincial tax authority) a tax election with Endev under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an election transfer price in accordance with certain limitations provided for in the Tax Act. Those Shareholders who qualify to make the tax election with Endev and who wish to take advantage of a full or partial tax deferral must submit to the Depositary duly completed tax election filing packages within the time periods outlined in the Circular.

See "Canadian Federal Income Tax Considerations" in the Circular.

Depositary

Valiant Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates in respect of Moxie Shares and accompanying Letters of Transmittal under the Offer at its office in Calgary. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Calgary. The duties of the Depositary also include assisting in making settlement under the Offer and for the giving of certain notices, if required.

No brokerage fees or commissions will be payable by any Shareholder who deposits Moxie Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Moxie Shares with the Depositary.

See "Depositary" in the Circular.

OFFER TO PURCHASE

TO: THE SHAREHOLDERS OF MOXIE EXPLORATION LTD.

1. The Offer

Endev hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding Moxie Shares, including Moxie Shares which may become outstanding pursuant to the exercise of outstanding Moxie Options and Moxie Warrants or other rights to purchase Moxie Shares on the basis of $0.46 cash or 0.278788 of an Endev Share for each Moxie Share (provided that fractional Endev Shares will not be issued and will be rounded up or down to the nearest whole number of Endev Shares), or any combination of the foregoing, subject to a maximum cash consideration of $12,000,000 and a maximum of 5,835,000 Endev Shares for all of the issued and outstanding Moxie Shares.

In the event that holders of Moxie Shares elect to receive, in the aggregate, greater than $12,000,000 in cash pursuant to the Offer, then such holders of Moxie Shares shall be deemed to have elected, on a proportionate basis, to receive Endev Shares to the extent necessary. In the event that holders of Moxie Shares elect to receive, in the aggregate, in excess of 5,835,000 Endev Shares pursuant to the Offer then such holders of Moxie Shares shall be deemed to have elected, on a proportionate basis, to receive cash to the extent necessary. To the extent a shareholder fails to elect, such shareholder shall be deemed to have elected to receive $0.23 cash and 0.139394 of an Endev Share.

The Offer is made only for the Moxie Shares and not for any Moxie Options, Moxie Warrants or other rights to acquire Moxie Shares. Any holder of such securities who wishes to accept the Offer, to the extent permitted by the terms thereof, must exercise such securities in order to obtain a certificate representing Moxie Shares and deposit the Moxie Shares in accordance with the Offer.

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Moxie Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to this Offer.

2. Time for Acceptance

The Offer is open for acceptance until the Initial Expiry Time unless withdrawn by Endev. Endev may also extend or vary the Offer, at its sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letter of Transmittal

Shareholders may accept the Offer by delivering to the Depositary at the office of the Depositary as listed in the Letter of Transmittal and on the last page of this document so as to arrive there prior to the Initial Expiry Time:

(a) the certificate or certificates representing the Moxie Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing Moxie Shares are not available for deposit prior to the Initial Expiry Time, Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set forth below.

Except as otherwise provided in the instructions in the Letter of Transmittal, all signatures on the Letter of Transmittal and on certificates representing Moxie Shares and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Moxie Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must be medallion guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Moxie Shares pursuant to the Offer and: (i) the certificate or certificates representing such Moxie Shares are not immediately available; or (ii) such Shareholders cannot deliver the certificate or certificates representing such Moxie Shares and all other required documents to the Depositary prior to the Initial Expiry Time, such Moxie Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed facsimile transmission thereof, is received by the Depositary at its office, as set forth in the Notice of Guaranteed Delivery, prior to the Initial Expiry Time; and

(c) the certificate or certificates representing deposited Moxie Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually executed facsimile thereof, covering the Moxie Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office as set forth in the Letter of Transmittal on or before 5:00 p.m. (Calgary time) on the third trading day on TSX after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at its office in Calgary prior to the Initial Expiry Time and must include a medallion guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for Moxie Shares deposited and taken up by Endev pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Moxie Shares together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering such Moxie Shares and any other required documents, with the signatures medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

The method of delivery of the Letter of Transmittal, certificates representing the Moxie Shares and all other required documents is at the option and risk of the person depositing the same. Endev recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Endev recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose Moxie Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Moxie Shares.

Except as otherwise provided, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of the Moxie Shares and the related Letter of Transmittal duly completed and executed.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints the Depositary and any officer of Endev, and each of them, and any other person designated by Endev in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Moxie Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Shares") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after May 27, 2003 (collectively, the "Other Shares"), effective on and after the date that Endev takes up and pays for the Purchased Shares (the "Effective Date"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Moxie; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Shares and Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Moxie, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and Other Shares. Furthermore, a holder of Purchased Shares or Other Shares who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Moxie and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to Endev any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by Endev as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Shares who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to Endev and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Moxie Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and Endev upon the terms and subject to the conditions of the Offer, including the Depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Moxie Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Moxie Shares (and any Other Shares) to any other person; (ii) such Shareholder owns the Moxie Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Moxie Shares (and any Other Shares) complies with applicable securities laws; and (iv) when such Moxie Shares (and any Other Shares) are taken up and paid for by Endev, Endev will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Moxie Shares deposited pursuant to the Offer will be determined by Endev in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Endev reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. Endev reserves the absolute right to waive any defect or irregularity in the deposit of any Moxie Shares. There shall be no duty or obligation on Endev, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Endev's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

Endev reserves the right to permit the Offer to be accepted in a manner other than those set out above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to the provisions of the Pre-Acquisition Agreement, Endev reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Moxie Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Endev:

(a) at the Expiry Time, and at the time Endev first takes up and pays for Moxie Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Moxie Shares (calculated on a fully diluted basis) other than those owned at the date of the Offer by Endev, its associates or affiliates (as defined in the ABCA);

(b) all requisite regulatory approvals, consents and expiries of waiting periods (including, without limitation, under the *Competition Act* (Canada), *Investment Canada Act* (Canada) and those of any stock exchanges or other securities or regulatory authorities) shall have been obtained or occurred on terms and conditions satisfactory to Endev, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

(c) (i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Moxie carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of Endev acting reasonably:

(i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Endev of the Moxie Shares or the right of Endev to own or exercise full rights of ownership of the Moxie Shares;

(ii) has had, or if the Offer was consummated could reasonably be expected to result in, a Material Adverse Change or, in the case of (i) above, could reasonably be expected to have a material adverse effect on Endev;

(iii) has a material adverse effect on the completion of any compulsory acquisition or any Second Stage Transaction.

(d) there shall not exist any prohibition at law against Endev making the Offer or taking up and paying for all of the Moxie Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Moxie Shares not acquired under the Offer;

(e) in the sole judgment of Endev, acting reasonably: (i) Moxie shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement: and (ii) all representations and warranties of Moxie contained in the Pre-Acquisition Agreement shall have been true and correct in all material respects as of the date of the Pre-Acquisition Agreement and shall not have ceased to be true and correct in any material respect thereafter provided that Moxie has been given notice of and five (5) Business Days to cure any misrepresentation, breach or non-performance and has failed to cure any such misrepresentation, breach or non-performance;

(f) Endev shall have determined that there does not exist and has not occurred any Material Adverse Change;

(g) Endev shall have determined in its reasonable discretion that Moxie's total debt (including any working capital deficiency but before any provision for current income taxes and excluding any unrealized hedging losses) did not exceed $300,000 as at April 30, 2003; and

(h) Endev shall have determined that there has not occurred: (i) any general suspension of trading in, or general limitation on prices for, securities on any United States or Canadian national securities exchange; (ii) a declaration of a general banking moratorium or any general suspension of payments in respect of banks in the United States or Canada; (iii) any limitation by any United States or Canadian government or regulatory authority on the extension of credit by banks or other financial institutions applicable to financing the Offer; or (iv) in the case of any of the foregoing existing as of the date of the Offer, material acceleration or worsening thereof.

The foregoing conditions are for the exclusive benefit of Endev. Endev may assert any of the foregoing conditions at any time, both before and after the Initial Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of Endev). Endev may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Initial Expiry Time, in its discretion (subject to the Pre-Acquisition Agreement) without prejudice to any other rights which Endev may have. The failure by Endev at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by Endev concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by Endev to that effect to the Depositary at its office in Calgary, Alberta. Endev, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice and Delivery", and shall provide a copy of the aforementioned notice to the TSX and TSX Venture. If the Offer is withdrawn, Endev shall not be obligated to take up and pay for any Moxie Shares deposited under such Offer and all certificates for deposited Moxie Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited at Endev's expense.

5. Extension and Variation of the Offer

The Offer is open until the Expiry Time, subject to extension or variation in Endev's sole discretion. In addition, in the event that any appropriate regulatory approval is not obtained prior to the time the Offer is scheduled to terminate, unless such approval has been denied, Endev agrees that it will extend the Offer for not less than two additional successive 10 day periods, if upon the expiry of any extension, the appropriate regulatory approval has not been obtained.

Endev reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Initial Expiry Time or Expiry Time or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its office in Calgary. Endev, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice and Delivery", to all Shareholders whose Moxie Shares have not been taken up prior to the extension or variation and shall provide a copy of the aforementioned notice to the TSX and TSX Venture. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Calgary.

Notwithstanding the foregoing, the Offer may not be extended by Endev if all of the terms and conditions of the Offer, excluding those waived by Endev, have been fulfilled or complied with unless Endev first takes up and pays for all of the Moxie Shares deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Moxie Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Endev in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Moxie Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by Endev of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Moxie Shares under the Offer is increased, the increased consideration will be paid to all Depositing Shareholders whose Moxie Shares are taken up under the Offer.

6. Payment for Deposited Moxie Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Endev, Endev has agreed in the Pre-Acquisition Agreement to take up and pay for Moxie Shares validly deposited under the Offer and not withdrawn within three (3) Business Days following the Initial Expiry Time. In accordance with applicable law, any Moxie Shares deposited under the Offer after the first date on which Moxie Shares have been taken up by Endev are required to be paid for within three (3) Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit.

Subject to applicable law, Endev expressly reserves the right in its sole discretion to delay taking up or paying for any Moxie Shares or to terminate the Offer and not take up or pay for any Moxie Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by Endev, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its office in Calgary, Alberta. Endev also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Moxie Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. Endev will not, however, take up and pay for any Moxie Shares deposited under the Offer unless it simultaneously takes up and pays for all Moxie Shares then validly deposited under the Offer. Endev will be deemed to have taken up and accepted for payment Moxie Shares validly deposited and not withdrawn pursuant to the Offer if, as and when Endev gives written notice or other communication confirmed in writing to the Depositary at its office in Calgary, Alberta of its acceptance for payment of such Moxie Shares pursuant to the Offer.

No fractional Endev Shares will be issued. Any Shareholder who would otherwise be entitled to receive a fractional Endev Share will be entitled to receive that number of Endev Shares after the fraction of a Endev Share is rounded up or down to the nearest whole number of Endev Shares. If a Shareholder deposits more than one certificate for Moxie Shares which are taken up by Endev, the number of Endev Shares issuable to such Shareholder will be computed on the basis of the aggregate number of Moxie Shares deposited by such Shareholder.

Endev will pay for Moxie Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for delivery to holders of such Moxie Shares and issuing to, or on behalf of each such Shareholder, Endev Shares on the basis set forth in Section 1 of the Offer, "The Offer", and by providing the Depositary with one or more certificates representing the Endev Shares for delivery to Shareholders who have tendered and not withdrawn their Moxie Shares under the Offer.

Under no circumstances will interest accrue or be paid by Endev or the Depositary to persons depositing Moxie Shares on the purchase price of Moxie Shares purchased by Endev, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Moxie Shares in acceptance of the Offer for the purposes of receiving payment from Endev and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Moxie Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificate representing the Endev Shares to which that person is entitled and issuing or causing to be issued a cheque payable in Canadian funds to which that person is entitled, provided that the person is a resident of a province of Canada or another jurisdiction in which the Endev Shares may be lawfully delivered, without further action by Endev. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificate representing the Endev Shares and cheque will be issued in the name of the registered holder of the Moxie Shares deposited. Unless the person depositing the Moxie Shares instructs the Depositary to hold the certificate representing the Endev Shares and cheque for pick-up by checking the appropriate box in the Letter of Transmittal, certificates and cheques will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates and cheques will be forwarded to the address of the Shareholder as shown on the registers maintained by Moxie. Pursuant to applicable law, Endev may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

If any deposited Moxie Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Moxie Shares than the Shareholder desires to deposit, a certificate for Moxie Shares not purchased will be returned, without expense, to the Depositing Shareholder as soon as practicable following the Initial Expiry Time or withdrawal or early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Moxie Shares directly with the Depositary or to accept the Offer. See "Depositary" in the Circular.

7. Withdrawal of Deposited Moxie Shares

All deposits of Moxie Shares pursuant to the Offer are irrevocable, provided that any Moxie Shares deposited in acceptance of the Offer (other than such Moxie Shares as are deposited pursuant to the Pre-Tender Agreements) may be withdrawn by or on behalf of the Depositing Shareholder (unless otherwise required or permitted by applicable law) at any time before the Moxie Shares are taken up by Endev.

In addition, if:

(a) there is a variation of the terms of the Offer before the Initial Expiry Time (including any extension of the period during which the Moxie Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered); or

(b) at or before the Initial Expiry Time or after the Initial Expiry Time but not before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of Endev or of any affiliate of Endev (except, to the extent required by applicable law, where it is a change in a material fact relating to the Endev Shares),

any Moxie Shares deposited under the Offer and not taken up and paid for by Endev at such time may be withdrawn by or on behalf of the Depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any Moxie Shares are not paid for within 3 Business Days of being taken up, any Moxie Shares deposited under the Offer may be withdrawn.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be received by the Depositary at the place of deposit of the applicable Moxie Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Moxie Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Moxie Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Moxie Shares to be withdrawn. Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Moxie Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by Endev, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on Endev, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If Endev extends the Offer, is delayed in taking up or paying for Moxie Shares or is unable to take up or pay for Moxie Shares for any reason, then, without prejudice to Endev's other rights, Moxie Shares deposited under the Offer may be retained by the Depositary, on behalf of Endev subject to the depositing holders' right of withdrawal as set forth under this Section 7 of the Offer, or pursuant to applicable law.

Withdrawals may not be rescinded and any Moxie Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Initial Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

8. Return of Deposited Moxie Shares

If any deposited Moxie Shares are not taken up and paid for by Endev under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Moxie Shares than are deposited, certificates for Moxie Shares not taken up and paid for or not deposited will be returned at the expense of Endev by either sending new certificates representing Moxie Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the Depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Moxie as soon as practicable following the Initial Expiry Time or withdrawal or termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

If, on or after May 27, 2003, Moxie should subdivide, consolidate or otherwise change any of the Moxie Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, Endev may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Moxie Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Endev free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Moxie Shares on or after May 27, 2003. If Moxie should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Moxie Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Endev or its nominees or transferees on the registers maintained by Moxie of such Moxie Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution, payment, share, right, asset or other interest will be received and held by the Depositing Shareholder for the account of Endev and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of Endev, accompanied by appropriate documentation of transfer. Pending such remittance, Endev will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, share, right, asset or other interest, and may withhold the entire consideration payable by Endev pursuant to the Offer or deduct from the consideration payable by Endev pursuant to the Offer the amount or value thereof, as determined by Endev in its sole discretion.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques and certificates representing Endev Shares in payment for Moxie Shares purchased under the Offer and certificates representing Moxie Shares to be returned will not be mailed if Endev determines that delivery thereof by mail may be delayed. Persons entitled to cheques and certificates representing Endev Shares which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Moxie Shares in respect of which the certificates representing Endev Shares are being issued were deposited upon application to the Depositary, until such time as Endev has determined that delivery by mail will no longer be delayed. Endev shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notice and Delivery". Notwithstanding Section 6 of the Offer, "Payment for Deposited Moxie Shares", the deposit of cheques and certificates representing Endev Shares with the Depositary for delivery to the Depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Moxie Shares shall be deemed to have been paid for immediately upon such deposit.

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by Endev or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by Moxie and will be deemed to have been received on the first day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada following mailing. In the event of any interruption of postal service following mailing, Endev intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which Endev or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Moxie Shares if: (i) it is given to the TSX and TSX Venture for dissemination through their facilities; (ii) it is published once in the National Edition of *The Globe and Mail* and in daily newspapers of general circulation, provided that if the National Edition of *The Globe and Mail* is not being generally circulated, publication thereof shall be made in *The National Post* or any other daily newspaper of general circulation published in the cities of Toronto and Calgary; and (iii) it is provided to the Dow Jones News Service for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the addresses listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Acquisition of Moxie Shares Not Deposited – Second Stage Transaction

If Endev takes up and pays for the Moxie Shares under the Offer, Endev intends to seek to acquire, directly or indirectly, all of the remaining Moxie Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. Endev will cause the Moxie Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such transaction. If the Minimum Condition is satisfied, Endev anticipates that it will own sufficient Moxie Shares to effect such a Second Stage Transaction. See "Acquisition of Moxie Shares Not Deposited" in the Circular.

13. Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Endev other than as contained in this Offer or in the Circular, Letter of Transmittal or Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Endev or the Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Endev by brokers or dealers licensed under the laws of such jurisdiction.

Endev shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Moxie Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Moxie Shares or notice of withdrawal of Moxie Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. Endev reserves the right to waive any defect in acceptance with respect to any particular Moxie Share or any particular Shareholder. There shall be no obligation on Endev or the Depositary, to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Moxie Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Endev may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Moxie Shares in any such jurisdiction. The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

DATED at Calgary, Alberta, this 18th day of June, 2003.

ENDEV ENERGY INC.

By: (signed) *"Randy Harrison"*
President

CIRCULAR

This Circular is provided in connection with the Offer made by Endev to purchase all of the outstanding Moxie Shares.

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires.

Unless otherwise indicated in this Circular, the information concerning Moxie contained in the Offer and this Circular has been taken from or is based primarily upon documents and records of Moxie provided to Endev by Moxie. Although Endev has no knowledge that would indicate that any statements relating to Moxie contained herein based on information contained in such documents and records are inaccurate or incomplete, neither Endev nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Moxie to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to Endev.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Moxie must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Moxie subsequent to the date of the most recent published financial statements of Moxie.

PURPOSE OF THE OFFER AND PLANS FOR MOXIE

Purpose of the Offer

The purpose of the Offer is to enable Endev to acquire, directly or indirectly, all of the outstanding Moxie Shares (including Moxie Shares which may become outstanding on the exercise of Moxie Options, Moxie Warrants and any other rights to acquire Moxie Shares).

If Endev takes up and pays for Moxie Shares deposited pursuant to the Offer, Endev intends to seek to acquire, directly or indirectly, all of the remaining Moxie Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or a Second Stage Transaction. Endev will cause the Moxie Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, Endev believes that it will own sufficient Moxie Shares to effect such a transaction. See "Acquisition of Moxie Shares Not Deposited".

Plans for Moxie

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of Moxie to allow nominees of Endev to become members of such Board. If Moxie becomes a wholly-owned subsidiary of Endev, Endev may continue to operate Moxie as a wholly-owned subsidiary or Moxie may be amalgamated with or wound-up into Endev or an affiliate of Endev.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, Endev intends to delist the Moxie Shares from the TSX Venture and, if there are fewer than 15 shareholders of Moxie, to cause Moxie to cease to be a reporting issuer under Canadian securities laws.

BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

In April, 2003, Randy Harrison, the President of Endev, entered into discussions with Steve Dabner, the President and Chief Executive Officer of Moxie, to discuss the possible acquisition by Endev of all the outstanding Moxie Shares. A confidentiality agreement dated April 2, 2003 was executed by the parties and Endev commenced its review of Moxie's properties and exploration prospects shortly thereafter, with information being exchanged between the companies during April and May. A letter of intent with respect to the proposed offer by Endev was executed on May 12, 2003. Endev finalized due diligence and negotiation of the Pre-Acquisition Agreement on May 27, 2003.

Reasons for the Offer

Endev believes the acquisition of Moxie will provide new opportunities to expand its gas production in Southern Alberta. These properties complement the growth opportunities arising from Endev's existing asset base.

Benefits to Shareholders from a combination of Moxie and Endev include:

1. an opportunity for participation in a well managed, publicly traded, financially strong company with a diversified asset and production base in western Canada;

2. enhanced exploration and development opportunities and operational efficiencies from the combination of the operations of Moxie into those of Endev; and

3. enhanced liquidity as the consideration is comprised of cash and Endev Shares, with the Endev Shares being listed and posted for trading on the TSX.

PRE-ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.

The Offer

Effective May 27, 2003, Endev and Moxie entered into the Pre-Acquisition Agreement pursuant to which Endev agreed to make the Offer either directly or through a subsidiary to purchase all of the Moxie Shares for either $0.46 in cash or 0.278788 of an Endev Share for each Moxie Share (provided that fractional Endev Shares will not be issued and will be rounded up or down to the nearest whole number of Endev Shares), or any combination of the foregoing, subject to a maximum cash consideration of $12,000,000 and a maximum of 5,835,000 Endev Shares for all of the issued and outstanding Moxie Shares. In the event that holders of Moxie Shares elect to receive, in the aggregate, greater than $12,000,000 in cash pursuant to the Offer, then such holders of Moxie Shares shall be deemed to have elected, on a proportionate basis, to receive Endev Shares to the extent necessary. In the event that holders of Moxie Shares elect to receive, in the aggregate, in excess of 5,835,000 Endev Shares pursuant to the Offer then such holders of Moxie Shares shall be deemed to have elected, on a proportionate basis, to receive cash to the extent necessary. To the extent a shareholder fails to elect, such shareholder shall be deemed to have elected to receive $0.23 cash and 0.139394 of an Endev Share. The Pre-Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 66⅔ % of the Moxie Shares (calculated on a fully diluted basis) other than those owned at the date hereof by Endev, its associates or affiliates, shall be tendered and not withdrawn under the Offer. See Section 4 of the Offer, "Conditions of the Offer".

The Pre-Acquisition Agreement contains the material conditions to the Offer that were negotiated between Endev and Moxie. Endev agrees that it shall not amend any term or condition of the Offer (which for greater certainty, does not include waiving, in whole or part, a condition of the Offer) in a manner that is materially adverse to the holders of Moxie Shares without the prior written consent of Moxie other than to: (i) comply with Section 5 of the Offer, "Extension and Variation of the Offer"; (ii) extend the Offer, if, at the initial or extended date on which the Offer is scheduled to terminate, any of the conditions to the Offer shall not be satisfied or waived by Endev, until such time as such conditions are satisfied or waived by Endev; (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities Authorities applicable to the Offer or any period required by applicable law; or (iv) comply with the legal obligations of Endev with respect to any amendment, modification or change of the Offer. Notwithstanding and without limiting the foregoing, Endev may at any time following the Initial Expiry Time, reduce the Minimum Condition to a percentage not less than 50% (exclusive of any Moxie Shares that Endev owned prior to the date hereof) and shall, subject to the other conditions of the Offer being satisfied or waived, take up and pay for all Moxie Shares validly deposited to the Offer, provided that, after Endev reduces the Minimum Condition, Endev extends the Offer by a 10 day period.

Approval by the Board of Directors of Moxie

Pursuant to the Pre-Acquisition Agreement, Moxie consented to the Offer and confirmed that the board of directors of Moxie has resolved that it will recommend that Shareholders accept the Offer, has approved the entering into of the Pre-Acquisition Agreement, and has received the opinion of its financial advisors that the consideration payable pursuant to the Offer is fair, from a financial point of view, to Shareholders and resolved to unanimously recommend acceptance of the Offer by Shareholders provided that Moxie may accept, recommend, approve or implement a Superior Proposal from a third party in the circumstances described under "No Solicitation" below.

No Solicitation

Pursuant to the Pre-Acquisition Agreement, Moxie agreed to immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by Moxie or its Representatives with respect to a Take-over Proposal whether or not initiated by Moxie and in connection therewith, Moxie shall not release any third party from any confidentiality or standstill agreement to which Moxie and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding Moxie. From and after the date hereof, Moxie will not authorize or permit any of its Representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to a Take-over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Take-over Proposal; provided, however, that Moxie may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Moxie, or the Representatives after the date hereof) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Moxie and its business, properties and assets which has previously been provided to Endev if, and only to the extent that:

(a) the third party has first made a Superior Proposal and Moxie's Board of Directors has concluded in good faith, after considering applicable law and receiving the advice of outside counsel that such action is required by the Moxie Board of Directors to comply with fiduciary duties under applicable law;

(b) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Moxie receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the Confidentiality Agreement;

(c) Moxie immediately provides to Endev any information provided to any such person or entity if not previously provided to Endev.

In addition, Moxie must also comply with applicable Securities Laws relating to the provision of directors' circulars, and make appropriate disclosure with respect thereto to Moxie's shareholders.

Moxie may accept, recommend, approve or implement a Superior Proposal, but only if, prior to such acceptance, recommendation, approval or implementation, Moxie's Board of Directors shall have concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Pre-Acquisition Agreement and the Offer which may be offered by Endev described under "Right to Match" below, that Moxie should proceed with the Superior Proposal. Under such circumstances, Moxie must concurrently pay the fees described under "Non-Completion Fee" below.

Right to Match

Moxie must give Endev orally and in writing at least 72 hours advance notice of any decision by the Board of Directors of Moxie to accept, recommend, approve or implement a Superior Proposal, which notice shall include the principal business terms and conditions of the Superior Proposal and the general attributions of any non-cash consideration, but shall not include the identity of the party making the Superior Proposal. Within the 72 hour notice period, Endev shall have the opportunity to propose adjusted terms of the Pre-Acquisition Agreement and the Offer to Moxie to provide equivalent or superior value to that provided under the Superior Proposal.

Non-Completion Fee

Provided there is no material breach or non-performance by Endev of a material provision of the Pre-Acquisition Agreement in any respect, Moxie has agreed to pay Endev a non-completion fee of $500,000 in the event that:

(a) the Board of Directors of Moxie has withdrawn or, in any manner adverse to Endev, redefined, modified or changed any of its recommendations with respect to the Offer, or shall have resolved to do so;

(b) any bona fide Take-over Proposal for the Moxie Shares is publicly announced or commenced, and the Board of Directors of Moxie shall have failed to publicly reaffirm and maintain its recommendation of the Offer to Moxie's shareholders within 10 days after the public announcement or commencement of any such Take-over Proposal;

(c) the Board of Directors of Moxie shall have recommended that Moxie's shareholders deposit their Moxie Shares under, vote in favour of, or otherwise accept, a Take-over Proposal;

(d) Moxie has entered into any agreement with any person with respect to a Take-over Proposal prior to the Expiry Time of the Offer, excluding a confidentiality agreement entered into as described under "No Solicitation" above; or

(e) a Take-over Proposal is publicly announced, proposed, offered or made to Moxie's shareholders or to Moxie prior to the Expiry Time of the Offer, the Offer shall have expired by reason of the Minimum Condition not being satisfied, and such Take-over Proposal has been completed within 180 days of expiry of the Offer.

The non-completion fee is payable within one Business Day of the event giving rise to the payment obligation and is without prejudice to the rights or remedies available to Endev upon breach of any provision of the Pre-Acquisition Agreement.

Termination

The Pre-Acquisition Agreement may, subject to its specified terms, be terminated by written notice promptly given to the other party, at any time prior to the time Endev first takes up and pays for Moxie Shares:

(a) by mutual agreement by Endev and Moxie; or

(b) by Endev, if the conditions to the Offer have not been satisfied or waived by Endev on or before the Initial Expiry Time (after having extended the Offer as required pursuant to the Pre-Acquisition Agreement); or

(c) by either Endev or Moxie, if Endev has not taken-up and paid for the Moxie Shares deposited under the Offer on or before the date which is 90 days, or if a Take-Over Proposal is publicly announced, proposed, offered or made to Moxie's shareholders, 180 days, following the day of mailing of the Offer; or

(d) by either Endev or Moxie, if the Offer terminates or expires at the Initial Expiry Time without Endev taking up and paying for any of the Moxie Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such conditions shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement; or

(e) by either Endev or Moxie, if the non-completion fee referred to under "Non-Completion Fee" above becomes payable pursuant to the terms of the Pre-Acquisition Agreement and payment is made or is immediately available to Endev; or

(f) by either Endev or Moxie, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in the Pre-Acquisition Agreement which would have or would reasonably be expected to have a material adverse effect on the party seeking to terminate, provided the breaching party has been given notice of and five Business Days to cure any such misrepresentation, breach or non-performance.

Pre-Tender Agreements

Endev has entered into Pre-Tender Agreements with each of the directors and officers of Moxie and certain shareholders pursuant to which such persons have agreed to: (i) unconditionally and irrevocably tender all of their Moxie Shares (together with any Moxie Shares acquired prior to the Expiry Time) to the Offer; (ii) surrender for cancellation to Moxie or exercise all outstanding Moxie Options and Moxie Warrants on the terms set forth below under the heading "Treatment of Moxie Options and Moxie Warrants"; and (iii) not withdraw such shares from the Offer except in certain circumstances. The obligations of the Tendering Shareholders under the Pre-Tender Agreements may be terminated at the election of the Tendering Shareholder if: (i) the Offer having been made, Endev has not, for any reason, taken up and paid for the Moxie Shares owned by the Tendering Shareholder under the Offer by August 31, 2003; or (ii) Endev has breached or failed to perform any of its covenants or agreements in the Pre-Tender Agreements in any material respect or any of the representations and warranties of Endev set forth in such agreements are not true and correct in any material respect. The obligations of Endev and the Tendering Shareholder under the Pre-Tender Agreements shall also terminate if: (i) prior to the expiry of the Offer, a Superior Proposal is made, the Board of Directors of

Moxie withdraws its recommendation respecting the Offer and the non-completion fee under the Pre-Acquisition Agreement is paid to Endev; or (ii) Endev decreases the consideration offered pursuant to the Offer or modifies the Offer in a manner materially adverse to holders of Moxie Shares (provided that an extension of the Offer shall not constitute an adverse modification to the Offer); or (iii) the Pre-Acquisition Agreement is terminated. If an alternative offer containing a Take-over Proposal is publicly announced, proposed, offered and made to Moxie's shareholders prior to the Expiry Time of the Offer and Endev acquires the Moxie Shares which are subject to the Pre-Tender Agreements, then it agrees to deliver to the Tendering Shareholders an amount equal to one-half of the difference in value between the price per Moxie Share under the alternative Take-over Proposal and the consideration of Endev offered under the Offer.

Treatment of Moxie Options and Moxie Warrants

Persons holding Moxie Options pursuant to the Stock Option Plan and Moxie Warrants who may do so under Securities Laws and in accordance with the Stock Option Plan and the terms of such Moxie Warrants shall be entitled to exercise all of their options and warrants and tender all Moxie Shares issued in connection therewith under the Offer upon payment by certified cheque or bank draft of the exercise price in full. The Moxie Board of Directors shall not, prior to completion of the Offer, grant additional options pursuant to the Stock Option Plan or issue other securities convertible into Moxie Shares. It is agreed by Endev that all Moxie Options which have been tendered to Moxie for exercise, conditional on Endev taking up Moxie Shares under the Offer ("Conditional Exercise"), shall be deemed to have been exercised concurrently with the take-up of Moxie Shares by Endev. Furthermore, Endev shall accept as validly tendered under the Offer as of the Take-up Date all Moxie Shares which are to be issued pursuant to the Conditional Exercise, provided that the holders of such options indicate that such shares are tendered pursuant to the Offer and provided that such holder agrees to surrender their remaining unexercised options to Moxie for cancellation for no consideration effective immediately after the Take-up Date. For clarity, there shall be no Conditional Exercise with respect to the Moxie Warrants, which must be exercised unconditionally in order to tender the Moxie Shares issuable upon exercise thereof to the Offer.

Moxie and Endev agree that to the extent holders of Moxie Options do not exercise such Moxie Options and Moxie Warrantholders do not exercise such Moxie Warrants and, in each case, tender the Moxie Shares they receive upon such exercise, Moxie and Endev shall use their reasonable best efforts to negotiate with and obtain from all holders of Moxie Options and Moxie Warrants quitclaim agreements pursuant to which the Moxie Optionholders and Moxie Warrantholders agree with Endev and Moxie that: (i) in the case of the Moxie Options, in lieu of such persons exercising their Moxie Options, Moxie will pay to such persons the cash difference between the exercise price of their Moxie Options and $0.46 (or the agreed cash value of any increased purchase price for the Moxie Shares under the Offer) immediately after the Take-up Date of the Offer in exchange for the termination of their Moxie Options and provided that such holders agree to surrender their remaining unexercised options to Moxie for cancellation for no consideration effective immediately after the Take-up Date, and (ii) in the case of the Moxie Warrants, in lieu of such persons exercising their Moxie Warrants, Moxie will pay to such persons the cash difference between the exercise price of their Moxie Warrants and $0.46 (or the agreed cash value of any increased purchase price for the Moxie Shares under the Offer) in exchange for the termination of their Moxie Warrants and provided that such holders agree to surrender their remaining unexercised warrants to Moxie for cancellation for no consideration on the date that such cash payment is made.

Endev and Moxie acknowledge and agree that, pursuant to the Stock Option Plan, all outstanding and unvested Moxie Options shall immediately vest at the Effective Time.

ENDEV ENERGY INC.

General

Endev Energy Inc. ("Endev") was incorporated as 656525 Alberta Ltd. under the *Business Corporations Act* (Alberta) on May 31, 1995. On October 18, 1995, Endev changed its name to Internet Filtering Systems Inc. and on February 28, 1996, changed its name to Net Shepherd Inc. Subsequently, on April 8, 2002, Endev consolidated its issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding, and changed its name to Flock Resources Ltd. On April 23, 2002 Endev acquired all the assets of the NCE Partnerships and their related general partners, which carried on active oil and gas operations. On June 12, 2002, Endev changed its name to Endev Energy Inc.

Endev's principal office is located at 2525, 700 - 9th Avenue S.W., Calgary, Alberta, T2P 3V4, and Endev's registered office is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Endev's business is the acquisition, exploration and development of petroleum and natural gas projects in Western Canada, which offer the potential for growth and value creation. As at March 31, 2003, Endev had average production for the quarter then ended of approximately 1,578 bbls per day of oil and 7,947 mcf of natural gas in the Provinces of Alberta, British Columbia, Saskatchewan and Manitoba.

The proposed acquisition of Moxie by Endev is a "significant acquisition" as that term is defined in National Instrument 44-101 of the Canadian Securities Administrators.

Documents Incorporated By Reference

The following documents filed with the provincial securities commissions or similar authorities in Canada are specifically incorporated by reference in and form an integral part of this Circular:

(a) Endev's Revised Initial Annual Information Form dated June 6, 2003;

(b) the unaudited interim financial statements of Endev and the notes thereto as at March 31, 2003 and 2002;

(c) the management's discussion and analysis of the financial conditions and operations of Endev for the three months ended March 31, 2003, which are contained in the first quarter report of Endev;

(d) the audited comparative financial statements of Endev and the notes thereto as at December 31, 2002 and 2001, together with the report of the auditors thereon, which are contained in the 2002 Annual Report of Endev;

(e) the management's discussion and analysis of the financial conditions and operations of Endev for the year ended December 31, 2002, which is contained in the 2002 Annual Report of Endev;

(f) Endev's management proxy circular dated February 28, 2003 in connection with the annual meeting of shareholders held on April 17, 2003, excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein, being the disclosure given under the headings, "Directors' and Officers' Compensation – Composition of the Compensation Committee", "Directors' and Officers' Compensation – Report of the Compensation Committee", "Directors' and Officers' Compensation – Performance Graph" and "Statement of Corporate Governance Practices";

(g) the financial statements and notes thereto of NCE Energy Assets (1993) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 20 to 26 of Schedule D – Information Booklet of NCE Energy Assets (1993) Fund, which Schedule D is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the management proxy circular of Endev dated April 30, 2002 (the "2002 Information Circular") for the special meeting of shareholders held on June 10, 2002;

(h) the financial statements and notes thereto of NCE Oil & Gas (1993) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 19 to 25 of Schedule E – Information Booklet of NCE Oil & Gas (1993) Fund, which Schedule E is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(i) the financial statements and notes thereto of NCE Energy Assets (1994) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 19 to 25 of Schedule F – Information Booklet of NCE Energy Assets (1994) Fund, which Schedule F is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(j) the financial statements and notes thereto of NCE Oil & Gas (1994) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 22 to 28 of Schedule G – Information Booklet of NCE Oil & Gas (1994) Fund, which Schedule G is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(k) the financial statements and notes thereto of NCE Energy Assets (1995) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 20 to 26 of Schedule H – Information Booklet of NCE Energy Assets (1995) Fund, which Schedule H is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(l) the financial statements and notes thereto of NCE Oil & Gas (1995) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 20 to 26 of Schedule I – Information Booklet of NCE Oil & Gas (1995) Fund, which Schedule I is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(m) the financial statements and notes thereto of NCE Energy Assets (1996) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 20 to 26 of Schedule J – Information Booklet of NCE Energy Assets (1996) Fund, which Schedule J is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(n) the financial statements and notes thereto of NCE Oil & Gas (1996) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 21 to 27 of Schedule K – Information Booklet of NCE Oil & Gas (1996) Fund, which Schedule K is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(o) the financial statements and notes thereto of NCE Oil & Gas (1997) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 19 to 25 of Schedule L – Information Booklet of NCE Oil & Gas (1997) Fund, which Schedule L is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(p) audited consolidated comparative financial statements of Net Shepherd Inc. (now Endev) and the notes thereto as at December 31, 2001 and 2000, together with the report of the auditors thereon;

(q) the material change report of Endev dated March 13, 2003; and

(r) the material change report of the Company dated June 6, 2003.

As noted above, the Circular also incorporates by reference the financial statements of each of the NCE Partnerships, in each case for the years ended December 31, 2001, audited by Arthur Andersen LLP, for which Endev was not able to and did not obtain the consent of Arthur Andersen LLP to the use of its audit reports, as Arthur Andersen LLP has ceased to practice public accounting. Because Arthur Andersen LLP has not provided this consent, Shareholders of Moxie will not have the statutory rights of action for damages against Arthur Andersen LLP prescribed by applicable securities legislation. Generally, in accordance with applicable securities legislation, holders of securities may only exercise the statutory right of action against a person or company that has prepared a report, opinion or statement that is included in a take-over bid circular if that person or company has filed a consent in respect of such report, opinion or statement and such right of action may only be exercised in respect of the report, opinion or statement that has been made by such person or company. In addition, Arthur Andersen LLP may not have sufficient assets available to satisfy any judgments against it. See "Statutory Rights".

Any documents of the type referred to in the preceding paragraph (including interim unaudited financial statements and material change reports but excluding confidential material change reports) filed by Endev with a securities commission or similar authority in Canada after the date of this Circular and prior to the Initial Expiry Time shall be deemed to be incorporated by reference in and form an integral part of this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of the Offer, including this Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statements, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Offer.

Upon a new annual information form and the related annual audited consolidated financial statements being filed by Endev with, and where required, accepted by the applicable securities regulatory authorities during the Offer Period, the previous annual information form, the previous annual audited consolidated financials and all interim unaudited financial statements, material change reports and information circulars filed prior to the commencement of Endev's financial year

in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into the Circular.

A copy of any of the above documents may be obtained on request without charge from Endev's Controller, Mr. Dennis Kwan, Endev Energy Inc., Suite 2525, 700 – 9th Avenue S.W., Calgary, Alberta, T2P 3V4 (telephone: (403) 750-2605). As well, the above documents, together with other documents filed by Endev with the provincial securities commissions or similar authorities in Canada, including the most recent audited comparative financial statements of Endev, may be inspected and copies obtained at no charge from the site on the World Wide Web at http://www.sedar.com.

Description of Share Capital

Endev is authorized to issue an unlimited number of Endev Shares and an unlimited number of Endev first preferred shares. The holders of Endev Shares are entitled to dividends if, as and when declared by the Board of Directors; to one vote per share at any meeting of the shareholders of Endev; and upon liquidation to receive all assets of Endev as are distributable to the holders of such shares. As at June 12, 2003, there were 69,680,398 Endev Shares issued and outstanding and no preferred shares issued and outstanding.

Capitalization of Endev

The following table sets forth the capitalization of Endev as at December 31, 2002 and as at March 31, 2003, before and after giving effect to the completion of the Offer:

	Authorized	As at December 31, 2002	As at March 31, 2003	As at March 31, 2003 after giving effect to the Offer
Bank Debt [(1)]		-	1,155,000	11,924,726
Share Capital [(2)(3)]	Unlimited common shares	$37,994,606	37,998,773	47,809,291
		(69,420,801 shares)	(69,429,135 shares)	(75,264,135 shares)
	Unlimited preferred shares	-	-	-
		(-)	(-)	(-)

Notes:

(1) Endev has a revolving demand credit facility with a maximum availability of $25,000,000 and a $10,000,000 facility for development and acquisitions. As a result of the acquisition of Moxie, Endev's debt under its credit facility will increase by approximately $10,770,000.

(2) As at March 31, 2003, a total of 3,401,500 Common Shares were reserved for issuance pursuant to stock options under Endev's stock option plan and up to 5,835,000 Common Shares have been reserved for issuance under the Offer.

(3) As at March 31, 2003 Endev had retained earnings of $3,832,805.

Price Range and Trading Volume of Endev Shares

The Endev Shares are listed on the TSX and trade under the symbol "ENE". The following table sets forth the high and low trading prices and the volume of Endev Shares traded as reported on the TSX Venture and the TSX for the periods indicated.

		Price Range		Trading
		High ($)	Low ($)	Volume
2002	Third Quarter(1)	1.26	.60	2,818,399
	Fourth Quarter(1)	1.15	.51	4,677,432
2003	January	1.40	1.00	4,181,575
	February	1.31	1.19	2,422,120
	March	1.47	1.26	3,003,559
	April	1.59	1.27	4,702,033
	May	2.05	1.51	8,725,168
	June (1 - 13)	2.04	1.85	3,301,263

Note:

(1) Endev began trading as an oil and gas issuer on the TSX Venture on July 12, 2002, and began trading on the TSX on December 11, 2002.

On May 27, 2003 the last day on which Endev Shares traded prior to the announcement by Endev of its intention to make the Offer, the closing price of the Endev Shares on the TSX was $1.82.

Auditors, Registrar and Transfer Agent

The auditors of Endev are KPMG LLP, Suite 1200 Bow Valley Square II, 205 - 5th Avenue SW Calgary Alberta T2P 4B9.

Valiant Trust Company, at its office in Calgary, Alberta is the registrar and transfer agent for the Endev Shares.

MOXIE EXPLORATION LTD.

Moxie was incorporated on October 19, 1999 as 850457 Alberta Ltd. under the ABCA. On November 19, 1999 it changed its name to Moxie Exploration Ltd. Moxie's principal office is located at 811 – 3rd Street S.W., Calgary, Alberta T2P 4L5 and its registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

General

Moxie is a natural gas exploration and development company focused in Southern Alberta. The company was formed in late 1999 to pursue an opportunity on the Siksika First Nation lands at Jumpbush approximately 100 kilometres southeast of Calgary. Over the past three years, the company has expanded its operations to include projects at Majorville, Eyremore, West Jumpbush and Lathom.

Description of Share Capital

Moxie is authorized to issue an unlimited number of Moxie Shares, an unlimited number of first preferred shares and unlimited number of second preferred shares. The holders of Moxie Shares are entitled to dividends if, as and when declared by the board of directors; to one vote per share at any meeting of shareholders of Moxie; and upon liquidation to receive all assets of Moxie as are distributable to the holders of such shares. As at June 12, 2003 there were 41,851,078 Moxie Shares issued and outstanding and no preferred shares issued and outstanding.

Dividend Record and Policy

Based on the information provided by Moxie, to the knowledge of Endev, Moxie has not in the past declared any dividends on its outstanding Moxie Shares.

Capitalization of Moxie

The following table sets forth the capitalization of Moxie as at December 31, 2002 and as at March 31, 2003:

	Authorized	As at December 31, 2002	As at March 31, 2003
Bank Debt		-	-
Share Capital	Unlimited	$6,173,914 (42,240,245 shares)	$6,106,491 (41,851,078 shares)

Price Range and Trading Volume of Moxie Shares

The Moxie Shares are listed on the TSX Venture and trade under the symbol "MXE". The following table sets forth the high and low trading prices and the volume of Moxie Shares traded as reported on the TSX Venture for the periods indicated.

		Price Range		Trading
		High ($)	Low ($)	Volume
2002	Third Quarter	.35	.27	796,980
	Fourth Quarter	.35	.30	1,095,155
2003	January	.35	.32	717,925
	February	.47	.37	41,932
	March	.40	.35	247,479
	April	.40	.37	33,500
	May	.51	.35	6,481,577
	June (1 - 13)	.50	.465	3,527,200

On May 23, 2003 the last day on which Moxie Shares traded prior to the announcement by Endev of its intention to make the offer, the closing price of the Moxie Shares on the TSX Venture was $0.37.

Auditors, Registrar and Transfer Agent

The auditors of Moxie are Ernst & Young LLP, chartered accountants, 1000, 440 – 2nd Avenue S.W., Calgary, Alberta T2P 5E9. Valiant Trust Company at its principal offices in Calgary, Alberta is the registrar and transfer agent for the Moxie Shares.

PRO FORMA COMBINED INFORMATION

Pro Forma Operational Information

The acquisition of Moxie by Endev will increase Endev's average daily production and its weighting toward gas production as well as its undeveloped land inventory. For the year ended December 31, 2002, Endev's average daily production was 3,147 barrels of oil equivalent per day ("boe/d", on a 6:1 basis), of which approximately 8,991 mcf per day was comprised of natural gas. Moxie's average daily production for this same period was 570 boe/d (6:1), of which approximately 3,361 mcf per day was comprised of natural gas. At December 31, 2002, Endev had 58,606 net undeveloped acres of land and Moxie had 25,352 net undeveloped acres of land.

SOURCE OF FUNDS

Endev estimates that if it acquires all of the Moxie Shares pursuant to the Offer, the maximum cash amount required under the Offer to purchase the Moxie Shares and to pay Endev's related fees and expenses will aggregate approximately $12,500,000. The related fees and expenses payable by Endev include fees payable to legal counsel, the Depositary, printing and mailing and miscellaneous matters.

Endev will use its existing credit facilities to fund the Offer. Endev presently has a demand credit facility with a maximum availability of $25,000,000 and a $10,000,000 acquisition/development facility. The limits of the facilities are subject to adjustments from time to time to reflect changes in Endev's asset base. There are no principal repayments required on the facilities.

EFFECT OF THE OFFER ON MARKET AND LISTING

The purchase of Moxie Shares by Endev pursuant to the Offer will reduce the number of Moxie Shares that might otherwise trade publicly, as well as the number of holders of Moxie Shares and, depending on the number of holders depositing and the number of Moxie Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Moxie Shares held by the public. After the purchase of Moxie Shares under the Offer, Moxie may cease to be subject to the public reporting and proxy solicitation requirements under the ABCA and the securities laws of certain provinces of Canada.

The rules and regulations of the TSX Venture establish certain criteria which, if not met, could lead to the delisting of the Moxie Shares from such exchange. Among such criteria are the number of holders of Moxie Shares and the number of Moxie Shares publicly held. Depending on the number of Moxie Shares purchased pursuant to the Offer, it is possible that Moxie would fail to meet the criteria for continued listing on the TSX Venture. If this were to happen, the Moxie Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Moxie Shares. It is the intention of Endev to apply to delist the Moxie Shares from the TSX Venture as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction.

ACQUISITION OF MOXIE SHARES NOT DEPOSITED

General

The purpose of the Offer is to enable Endev to acquire all of the outstanding Moxie Shares. If Endev takes up and pays for Moxie Shares under the Offer, Endev intends to utilize the compulsory acquisition provisions of the ABCA, if available, to acquire the remaining Moxie Shares or, if necessary, to acquire such remaining Moxie Shares pursuant to a Second Stage Transaction, as discussed below.

Compulsory Acquisition

If, by the Initial Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the Moxie Shares (calculated on a fully diluted basis) other than Moxie Shares held at the date of the Offer by or on behalf of Endev or it's affiliates and associates, and Endev acquires such deposited Moxie Shares, then Endev is entitled to acquire, pursuant to the provisions of Part 16 of the ABCA, the remainder of the Moxie Shares held by each Shareholder who did not accept the Offer (a "Dissenting Offeree") (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the Moxie Shares that were acquired under the Offer (a "compulsory acquisition").

To exercise this statutory right, Endev must give notice (the "Offeror's Notice") to the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days from the Initial Expiry Time and 180 days from the date of the Offer. Within 20 days of the giving of Offeror's Notice, Endev must pay or transfer to Moxie the amount of money or other consideration Endev would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after the receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Moxie Shares to which the Offer relates held by such Dissenting Offeree to Moxie, and may elect either to transfer such shares to Endev on the terms on which Endev acquired Moxie Shares under the Offer or to demand payment of the fair value of such shares by so notifying Endev and by applying to the Court of Queen's Bench of Alberta to fix that value, within 60 days after the date of the sending of the Offeror's Notice. If a Dissenting Offeree fails to notify Endev and apply to the Court of Queen's Bench of Alberta within the applicable 60-day period, the Dissenting Offeree will be deemed to have elected to transfer his or her Moxie Shares to Endev on the same terms (including price) as Endev acquired the Moxie Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of the Moxie Shares, Endev also has the right to apply to the Court of Queen's Bench of Alberta to fix the fair value of the Moxie Shares of such Dissenting Offeree.

The foregoing is only a summary of the right of compulsory acquisition which may become available to Endev. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Holders of Moxie Shares should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Part 16 of the ABCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transaction

If Endev takes up and pays for Moxie Shares validly deposited under the Offer and the foregoing statutory right of compulsory acquisition is not available or Endev elects not to pursue such right, Endev currently intends to pursue other means of acquiring, directly or indirectly, all the Moxie Shares in accordance with applicable law, including by way of a statutory arrangement, amalgamation, capital reorganization or other transaction involving Moxie and Endev or an affiliate of Endev (a "Second Stage Transaction"). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Moxie Shares acquired pursuant to the Offer. In the event of any such Second Stage Transaction, Shareholders, other than Endev and it's affiliates, could, in accordance with Canadian law, receive cash, preferred shares (which may be immediately redeemable for cash), debt or any combination thereof. The consideration offered to Shareholders in a Second Stage Transaction could have a higher or lower value than the value of the consideration offered for the Moxie Shares pursuant to the Offer.

Any such Second Stage Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Moxie Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for his or her Moxie Shares. The fair value so determined could be more or less than the amount paid per Moxie Share pursuant to such transaction or pursuant to the Offer.

The Ontario Securities Commission ("OSC") Rule 61-501 ("OSC Rule 61-501") may deem certain types of Second Stage Transactions to be "going private transactions" if such Second Stage Transactions would result in the interest of a holder of Moxie Shares (the "affected securities") being terminated without the consent of the holder and without the substitution therefor of an interest of equivalent value in a participating security of Moxie, a successor to the business of Moxie or a person who controls Moxie or a person who controls a successor to the business of Moxie. Such methods of acquiring the remaining outstanding Moxie Shares may also be a "related party transaction" within the meaning of OSC Rule 61-501.

OSC Rule 61-501 provides that, unless exempted, a corporation proposing to carry out a going private transaction or a related party transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. If Endev decides to effect a going private transaction or a related party transaction, Endev intends to rely upon exemptions under or seek waivers pursuant to, OSC Rule 61-501 exempting Moxie or Endev or its affiliates, as appropriate, from the requirement to prepare a valuation in connection with any such transaction proposed by Endev.

Depending on the nature and terms of the Second Stage Transaction, the provisions of the ABCA may require the approval of at least 66⅔% of the votes cast by holders of the outstanding Moxie Shares at a meeting duly called and held for the purpose of approving the Second Stage Transaction. OSC Rule 61-501 would also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" shareholders of the affected securities must be obtained. OSC Rule 61-501 contains similar minority approval requirements for related party transactions. The necessary level of shareholder approval required to complete such a going private or related party transaction is a simple majority of the votes cast by "minority" holders of each class of the affected securities if the consideration offered pursuant to such a transaction is payable entirely in cash or a right to receive cash within 35 days after approval of such transaction, provided that, where a valuation has been required, such consideration is not less than the value, or the simple average of the high and low ends of the range of values, arrived at pursuant to the required valuation; otherwise the necessary level of shareholder approval is 66⅔% of the votes cast by "minority" holders of each class of the affected securities. In relation to the Offer and any related party or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC, all Shareholders other than Endev, its directors and senior officers or any associate or affiliate of Endev or its directors or senior officers or any person or company acting jointly or in concert with Endev or any of its directors or senior officers in connection with the Offer or any subsequent related party or going private transaction. OSC Rule 61-501 also provides that Endev may treat Moxie Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such related party or going private transaction if the consideration per security in the related party or going private transaction is at least equal in value to the consideration paid under the Offer. Endev currently intends that the consideration offered under any Second Stage Transaction proposed by it would be identical to the consideration offered under the Offer and Endev intends to cause Moxie Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under OSC Rule 61-501, if, following the Offer, Endev and its affiliates are the registered holders of 90% or more of the Moxie Shares at the time the Second Stage Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantial equivalent right is made available to the minority shareholders.

Any Second Stage Transaction carried out by Endev will likely be by way of an amalgamation or a statutory arrangement pursuant to which Endev or a successor corporation would acquire all Moxie Shares not tendered to the Offer.

See "Canadian Federal Income Tax Considerations" in this Circular for a discussion of the tax consequences to Shareholders in the event of a Second Stage Transaction.

The details of any such Second Stage Transaction, including the timing of its implementation and the consideration to be received by the minority Shareholders, would necessarily be subject to a number of considerations, including the number of Moxie Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be proposed or, if proposed, effected. Shareholders should consult their own legal advisors for a determination of their legal rights with respect to a Second Stage Transaction if and when proposed.

Other Alternatives

If Endev proposes a Second Stage Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, Endev will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Moxie Shares in the open market, in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional Moxie Shares. Any additional purchase of Moxie Shares could be at a price greater than, equal to or less than the price to be paid for the Moxie Shares under the Offer and could be for cash and/or Endev Shares or other consideration. Alternatively, Endev may sell or otherwise dispose of any or all Moxie Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by Endev, which may vary from the price paid for Moxie Shares under the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any Second Stage Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the pronouncement of Rule 61-501, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted "going private transactions" within the meaning of Rule 61-501.

In two decisions in 1978, the Supreme Court of Ontario restrained proposed amalgamations which would have had the effect of eliminating the interest which minority shareholders held in one of the amalgamating corporations, without the minority shareholders having been offered the opportunity to receive in exchange participating securities issued by the amalgamated corporation, an affiliate or a successor body corporate, with the result that the existing controlling shareholder would become the sole holder of common shares of the amalgamated corporation. See *Carlton Realty Ltd. v. Maple Leaf Mills Ltd.* (1978), 22 O.R. (2d) 198 and *Alexander v. Westeel-Rosco Ltd.*(1978), 22 O.R. (2d) 211. In light of the specific regulatory framework governing "going private transactions" in Rule 61-501 and the decision of the Supreme Court of Ontario in Lornex described below, the decisions in *Maple Leaf Mills* and *Westeel-Rosco* may be of limited relevance to any Second Stage Transaction that may be effected by Endev subsequent to the Offer.

In *The General Accident Assurance Company of Canada v. Lornex Mining Corporation Ltd. et al* (1988), 66 O.R. (2d) 783, the Supreme Court of Ontario declined to grant injunctive relief to a minority shareholder of Lornex seeking to prevent a proposed amalgamation squeeze-out transaction which was to follow a take-over bid made through the facilities of the Vancouver Stock Exchange. The minority shareholder also sought an order declaring that the minority shareholders of Lornex were entitled to vote separately as a class in approving the proposed amalgamation. Lornex was not an "offering corporation" as defined in the *Ontario Business Corporations Act* ("OBCA"), so the "going private transaction" provisions of Section 190 of the OBCA were held to be not applicable to it. The Court held that the proposed amalgamation did not contravene the relevant provisions of the OBCA and that, in light of the oppression remedy contained in the OBCA, the OBCA did not require that a separate class vote of the minority shareholders of Lornex be held to approve the amalgamation. The Court further held that the minority shareholder failed to establish that the proposed amalgamation was oppressive or unfairly prejudicial to or unfairly disregarded the rights of the minority shareholders of Lornex.

Endev has been advised that the current trend, both in legislation and in the United States jurisprudence upon which the previous Canadian decisions were based, is to permit "going private transactions" to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders. This is demonstrated in the release by the Director under the *Canada Business Corporations Act* (the "CBCA") of a policy, effective September 22, 1994, stating, among other things, that the Director under the CBCA generally is of the opinion that a going private transaction is permitted under the CBCA so long as the transaction is not oppressive or unfairly prejudicial to and does not unfairly disregard the interests of a person whose interests in a participating security is being terminated without his or her consent, and that, generally, compliance with established regulatory indicia of fairness such as the requirements of Rule 61-501, will suffice for these purposes. Shareholders should consult their legal advisors for a determination of their legal rights.

DEPOSITARY

Endev has engaged Valiant Trust Company as the Depositary for the receipt of certificates in respect of Moxie Shares and Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from Endev for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who deposits Moxie Shares directly with the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Moxie Shares with the Depositary.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Endev, the following is a summary of the principal consequences under the Tax Act generally applicable to Shareholders who dispose of Moxie Shares to Endev pursuant to the Offer, who hold their Moxie Shares and who will hold their Endev Shares as capital property and who at all relevant times deal at arm's length with, and are not affiliated with, Endev or Moxie under the Tax Act. Moxie Shares will generally constitute capital property to a holder thereof unless the holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. In circumstances where Moxie Shares may not otherwise constitute capital property to a particular holder who is resident in Canada, such holder may be entitled to elect that they be deemed capital property by making an irrevocable election under subsection 39(4) of the Tax Act to treat all Canadian securities (as defined in the Tax Act) as capital property. This summary is also based upon the current provisions of the Tax Act and the regulations thereunder, all proposals to amend the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency ("CCRA"). No assurances can be given that the Tax Proposals will be enacted as proposed, if at all.

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the "mark-to-market rules"). This summary does not take into account these mark-to-market rules. Shareholders that are "financial institutions" for purposes of those rules should consult their own tax advisors. In addition, this summary does not apply to any holder of Moxie and Endev Shares an interest in which would be a tax shelter investment for purposes of the Tax Act.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action or any changes in the administrative practices of the CCRA, nor does it take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of their Moxie Shares and holding and disposing of Endev Shares having regard to their own particular circumstances.

Residents of Canada

The following summary is applicable to Shareholders who, at all relevant times, are, or are deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention.

Share Exchange

<u>Disposition Where No Election is Made under Section 85 of the Tax Act</u>

A Shareholder whose Moxie Shares are acquired by Endev pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for such Moxie Shares, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the holder of such Moxie Shares, assuming that such holder does not make an election in respect of such disposition in accordance with the provisions of subsection 85(1) or (2) of the Tax Act (as described below under "Disposition Where Election is Made under Subsection 85(1) or 85(2) of the Tax Act"). In this case, a holder's proceeds of disposition will be equal to the sum of the amount of cash received and the aggregate fair market value, at the time of acquisition, of the Endev Shares received on the disposition. See "Taxation of Capital Gains and Capital Losses" below.

The cost of the Endev Shares so acquired by the Shareholder will be the fair market value thereof at the time of the acquisition.

Disposition Where Election is Made under Subsection 85(1) or 85(2) of the Tax Act

An "Eligible Holder" (as defined below) who disposes of Moxie Shares to Endev may obtain a full or partial tax-deferral in respect of such disposition by filing with the CCRA (and, where applicable, with a provincial tax authority) an election (the "Tax Election") under subsection 85(1) of the Tax Act or, in the case of a partnership, under subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) made jointly by the Shareholder and Endev in respect of such Moxie Shares and specifying therein a "transfer price", within the limitations set forth below. For this purpose, an "Eligible Holder" is a holder (i) who is resident in Canada for purposes of the Tax Act, other than any such holder who is exempt from tax under the Tax Act, (ii) who is not resident in Canada for the purposes of the Tax Act and whose Moxie Shares constitute taxable Canadian property (as defined in the Tax Act), provided that any gain realized by such non-resident holder on the disposition of Moxie Shares would not be exempt from Canadian tax by virtue of an applicable income tax treaty or convention, or (iii) which is a partnership that owns Moxie Shares if one or more of its members would be an Eligible Holder if such member directly held such Moxie Shares.

In general, the transfer price specified in the Tax Election in respect of Moxie Shares disposed of pursuant to the Offer may not:

(a) be less than the lesser of the aggregate adjusted cost base to the holder of such Moxie Shares and the aggregate fair market value of such Moxie Shares determined at the time of disposition;

(b) be less than the aggregate amount of cash received as a result of such disposition; or

(c) exceed the aggregate fair market value of the Moxie Shares immediately before the disposition.

Specified transfer prices which do not otherwise comply with these limitations will automatically be adjusted under the Tax Act so that they are in compliance.

As a result of the Tax Election:

(a) Moxie Shares that are the subject of the Tax Election will be deemed to be disposed of for proceeds of disposition equal to the transfer price specified therefor. Subject to the limitations set out in subsection 85(1) of the Tax Act regarding the transfer price, if the transfer price is equal to the aggregate of the adjusted cost base of such Moxie Shares determined immediately before the disposition net of any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder. Subject to such limitations, to the extent that the transfer price in respect of such Moxie Shares exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable costs of disposition, such holder will realize a capital gain (or capital loss). See "Taxation of Capital Gains and Capital Losses" below; and

(b) the aggregate cost to the holder of the Endev Shares which are received as a result of the disposition will be equal to the amount by which the transfer price exceeds the aggregate amount of cash received from Endev as a result of the disposition.

Endev will make a Tax Election under subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial tax legislation) only with an Eligible Holder, and at the amount determined by such Eligible Holder, subject to the limitations set out in subsections 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

An Eligible Holder who wishes to elect the disposition of its Moxie Shares pursuant to subsection 85(1) or (2) of the Tax Act, as the case may be, must ensure that a duly completed and signed Tax Election is received by the Depositary at the office to which the Letter of Transmittal in respect of such Moxie Shares was sent on or before March 31, 2004, for execution and filing by Endev or its agent. The Eligible Holder will not be able to benefit at all from the tax-deferral provisions if the Tax Election is received by the Depositary after March 31, 2004, in that Endev has agreed only to execute any properly completed Tax Election which the Depositary receives on or before March 31, 2004 and to forward such Tax Election packages by mail to the appropriate tax authorities on or before April 30, 2004 and, in any event, within 60 days of receipt. Accordingly, Eligible Holders should ensure that a properly completed Tax Election is received by the Depositary on or before March 31, 2004.

Although the Tax Election involves certain complexities, it will result in more favourable tax consequences to a Shareholder who would otherwise realize a capital gain than would be the case if the Tax Election were not made in respect of a disposition of Moxie Shares in respect of which the Offer is applicable.

The federal Tax Election consists of:

(a) one copy of Form T2057 or, in the event that the Moxie Shares are held by a partnership, one copy of Form T2058; and

(b) in the case Moxie Shares held in joint ownership (e.g., partnership), a tax election filing authorization letter (in duplicate if the Eligible Holder is required to file in a province).

An Eligible Shareholder who wishes to enter into a Tax Election with Endev must obtain the appropriate federal election forms (Form T2057 or T2058) from any CCRA Tax Service Office, and where necessary, the appropriate provincial office.

Where Moxie Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file the designation and a copy of the Form T2057 (and, where applicable, the corresponding provincial form) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or tax account number of each co-owner. Where the Moxie Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 on behalf of (but not for) each member of the partnership (and, where applicable, the corresponding form in duplicate with the provincial taxation authority). Such Form T2058 (and provincial form, if applicable) must be accompanied by a list containing the name and social insurance number or account number of each partner and must be signed by each partner or accompanied by a copy of the document authorizing the designated partner to complete, execute and file the form on behalf of the other partners.

Compliance with the requirements to ensure the validity of a Tax Election will be the sole responsibility of the Eligible Holder making the Tax Election, and such Eligible Holder will be solely responsible for the payment of late filing penalties. Endev will not execute or file Tax Elections received by the Depositary after March 31, 2004. In order for the CCRA to accept the Tax Election without a late filing penalty being paid by an Eligible Holder, the Tax Election, duly completed and executed by both the Eligible Holder and Endev, must be received by such tax authorities on or before the day that is the earliest of the days on or before which either Endev or the Eligible Holder is required to file an income tax return for the taxation year in which the disposition occurs. Endev has a December 31 taxation year end and will advise Moxie Shareholders who indicate an intention to make a Tax Election in the Letter of Transmittal if Endev has a taxation year end before December 31, 2003.

Shareholders are urged to consult their own tax advisors as soon as possible respecting the deadlines applicable to their own particular circumstances.

It is recommended that all Eligible Holders who wish to enter into a Tax Election with Endev give their immediate attention to this matter, including the preparation and submission of the Tax Election well in advance of the March 31, 2004 deadline.

The comments provided herein with respect to such Tax Elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements, including limitations applicable to the transfer price. Compliance with such requirements to ensure the validity of the Tax Elections will be the sole responsibility of the Eligible Holder making the election. Holders of Moxie Shares wishing to utilize this election should consult their own tax advisors.

If the Eligible Holder whose Moxie Shares are transferred to Endev pursuant to the Offer fails to follow the applicable procedures referred to above which are designed to achieve a tax deferral on the transfer of Moxie Shares to Endev, then such Eligible Holder will not benefit from the tax-deferral provisions of the Tax Act.

Shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R2 issued by the CCRA for information respecting the Tax Election to be made under the Tax Act.

Endev Shares

Under the Tax Act, the cost of any Endev Shares acquired by a Shareholder pursuant to the Offer will be averaged with the adjusted cost base of all other Endev Shares held by the holder as capital property immediately prior to such acquisition for the purpose of determining thereafter the adjusted cost base of each Endev Share held by such holder.

Disposition of Endev Shares

A holder of Endev Shares acquired by a Shareholder pursuant to the Offer will realize a capital gain (or a capital loss) on a subsequent disposition or deemed disposition of such shares equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Shareholder's aggregate adjusted cost base of such Endev Shares. See "Taxation of Capital Gains and Capital Losses" below.

Dividends on Endev Shares

Dividends received and deemed received on Endev Shares acquired by a Shareholder pursuant to the Offer will be included in the recipient's income for the purposes of the Tax Act. Such dividends received by an individual (including a trust) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations. A holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax to the extent such dividends are deductible in computing the holder's taxable income.

Taxation of Capital Gains and Capital Losses

Generally, a Shareholder will be required to include in income one-half of the amount of any capital gain (a "taxable capital gain") and will generally be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by such holder in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year. In general, a capital loss otherwise arising on the disposition of a Moxie Share (or Endev Share) by a corporation may be reduced by dividends previously received or deemed to have been received thereon. Similar rules may also apply in circumstances where a corporation is a member of a partnership or a beneficiary of a trust that owns Moxie Shares (or Endev Shares). Shareholders to whom these rules may be relevant should consult their own tax advisors.

A "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6⅔% of its "aggregate investment income". For this purpose, investment income will include capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Eligibility for Investment

Provided they continue to be listed on a prescribed stock exchange (which includes the TSX), the Endev Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not be foreign property to such plans, registered pension plans or other entities to whom Part XI of the Tax Act applies.

Compulsory Acquisition

As described in "Acquisition of Moxie Shares Not Deposited", Endev may, in certain circumstances, acquire Moxie Shares pursuant to statutory provisions contained in the ABCA. Subject to the possible application of the replacement property rules contained in the Tax Act, the tax consequences to a Shareholder of a disposition of Moxie Shares in such circumstances generally will be as described above under "Disposition Where No Election is Made under Section 85 of the Tax Act", but Shareholders whose Moxie Shares may be so acquired should consult their own tax advisors in this regard.

Second Stage Transaction

If the Compulsory Acquisition provisions are not utilized, Endev may propose other means of acquiring the remaining issued and outstanding Moxie Shares as described in "Acquisition of Moxie Shares Not Deposited". The tax treatment of a Second Stage Transaction to a Shareholder will depend upon the exact manner in which the Second Stage Transaction is carried out. **Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Moxie Shares acquired pursuant to a Second Stage Transaction.**

A Second Stage Transaction could be implemented by means of an amalgamation of Moxie with Endev or one of its affiliates pursuant to which Shareholders who have not tendered their Moxie Shares under the Offer would have their Moxie Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("Redeemable Shares") which would then be immediately redeemed for cash. Such a Shareholder would not realize a capital gain or capital loss as a result of such exchange, and the cost of the Redeemable Shares received would be equal to the aggregate adjusted cost base of the Moxie Shares to the Shareholder immediately before the amalgamation. Upon the redemption of the Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for the purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for the purposes of computing any capital gain or capital loss arising on the disposition of such shares. A capital loss arising upon the redemption of a Redeemable Share may be reduced by dividends previously received or deemed to have been received thereon or on Moxie Shares for which they were exchanged, as described above under "Taxation of Capital Gains and Capital Losses".

Subsection 55(2) of the Tax Act provides that where a corporate Shareholder is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the Shareholder's capital gain on the disposition of such shares. **Corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of this provision.** Subject to the potential application of this provision, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income unless the corporation is a "specified financial institution" (as defined in the Tax Act). Dividends deemed to be received on the Redeemable Shares by a specified financial institution may not be deductible in computing its taxable income if the term preferred shares rules in the Tax Act are applicable. Corporations which may be affected by such rules should consult their own tax advisors.

A Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income. In the case of a Shareholder who is an individual (including a trust), dividends deemed to be received on the Redeemable Shares will be included in computing the recipient's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation.

Under the current administrative practice of the CCRA, Shareholders who exercise their statutory right of dissent in respect of an amalgamation should be considered to have disposed of their Moxie Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Shareholder therefor, other than interest awarded by the court. **However, because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Shareholder will be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Shareholders should consult their own tax advisors.**

Non-Residents of Canada

This part of the summary is generally applicable to a Shareholder who, at all relevant times, is neither a resident, nor deemed to be a resident, of Canada for purposes of the Tax Act and any applicable income tax treaty or convention, whose Moxie Shares are capital property, who does not use or hold, and is not deemed to use or hold, the Moxie Shares or Endev Shares in carrying on a business in Canada and to whom neither the Moxie Shares nor Endev Shares will be a "designated insurance property" (a "Non-Resident Holder"). **Non-Resident Holders should consult their own tax advisors for advice with respect to any foreign tax consequences of the Offer.**

A Non-Resident Holder will be subject to tax in Canada to the extent of income from certain sources, including capital gains from the disposition of taxable Canadian property, as that term is defined in the Tax Act. Generally, Moxie Shares will not be taxable Canadian property of a Non-Resident Holder at a particular time unless such shares are deemed to be such property or at any time during the sixty (60) month period immediately preceding the particular time the Non-Resident Holder, persons with whom such holder does not deal at arm's length, or such holder together with such persons, owned or had an interest in or an option in respect of 25% or more of the issued shares of any class or series of Moxie.

On the disposition or deemed disposition of the Moxie Shares, a Non-Resident Holder whose shares are taxable Canadian property will realize a capital gain (or capital loss) generally computed in the manner described above under "Residents of Canada", subject to the terms of any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder resides.

If the disposition of such Moxie Shares by a Non-Resident Holder gives rise to a capital gain which is not exempt from Canadian tax under the terms of an applicable income tax treaty or convention, then the Non-Resident Holder will be an Eligible Holder (as defined above) and may seek to take advantage of the tax-deferral provisions of subsection 85(1) or (2) of the Tax Act as described above under the heading "Disposition Where Election is Made under Subsection 85(1) or 85(2) of the Tax Act". **However, if such election is made, the Endev Shares received on the disposition of the Moxie Shares will be deemed to be taxable Canadian property to such holder.**

Provided the Endev Shares acquired pursuant to the Offer are not or are not deemed to be taxable Canadian property to a Non-Resident Holder, the holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of such Endev Shares. Generally any Endev Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that such shares were not received pursuant to a section 85 election, are listed on a prescribed stock exchange (which currently includes the TSX) at that time and at no time during the sixty (60) month period immediately preceding the disposition of the Endev Shares did the holder, persons with whom the holder does not deal at arm's length, or such holder together with such persons, own or have an interest in or an option in respect of 25% or more of the issued shares of any class or series of Endev.

If the Endev Shares constitute or are deemed to constitute taxable Canadian property to a particular Non-Resident Holder, on the disposition or deemed disposition thereof, such holder will realize a capital gain (or capital loss) generally computed in the manner described above under "Residents of Canada", subject to the terms of any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder resides.

If the Endev Shares constitute or are deemed to constitute taxable Canadian property and the disposition of such Endev Shares by a Non-Resident Holder gives rise to a capital gain which is not exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention, the tax consequences as described above under the heading "Taxation of Capital Gains and Capital Losses" will generally apply.

Non-Resident Holders whose Moxie Shares or Endev Shares are taxable Canadian property should consult their own tax advisors for advice, including filing requirements with respect to Section 116 of the Tax Act, having regard to their particular circumstances.

Dividends on Endev Shares

Dividends on the Endev Shares paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to a non-resident withholding tax under the Tax Act at a rate of 25% subject to reduction under the provisions of an applicable income tax treaty or convention.

Compulsory Acquisition

As described in "Acquisition of Moxie Shares Not Deposited", Endev may, in certain circumstances, acquire Moxie Shares pursuant to statutory provisions contained in the ABCA. Generally any Moxie Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that such shares were not received pursuant to a section 85 election, are listed on a prescribed stock exchange at that time and at no time during the sixty (60) month period immediately preceding the disposition of the Moxie Shares did the holder, persons with whom the holder does not deal at arm's length, or such holder together with such persons, own or have an interest in or an option in respect of 25% or more of the issued shares of any class or series of Moxie Shareholders whose Moxie Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.

Second Stage Transaction

If Endev does not acquire all the Moxie Shares pursuant to the Offer or by means of Compulsory Acquisition, it may propose other means to acquire the remaining Moxie Shares. The tax treatment of such a transaction to a Non-Resident Holder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than as described above. A Non-Resident Holder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a non-resident will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty or convention to which Canada is a party.

Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Moxie Shares acquired pursuant to such a transaction.

OWNERSHIP OF SHARES OF MOXIE

Neither Endev, nor any director or officer of Endev, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Moxie, except pursuant to the Pre-Tender Agreements. To the knowledge of the directors and senior officers of Endev, no securities of Moxie are owned by, directly or indirectly, nor is control or direction over any securities of Moxie exercised by, any associate or affiliate of Endev, by any associate of any director or officer of Endev, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Endev or by any person or company acting jointly or in concert with Endev.

TRADING IN SHARES OF MOXIE

During the six month period preceding the date of the Offer, no securities of Moxie have been traded by Endev or any director or officer of Endev or, to the knowledge of the directors and senior officers of Endev, after reasonable inquiry by any associate or affiliate of Endev, by any associate of any director or officer of Endev, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Endev or by any person or company acting jointly or in concert with Endev.

COMMITMENTS TO ACQUIRE SHARES OF MOXIE

No securities of Moxie are the subject of any commitments made by Endev, or its directors or officers and, to the knowledge of the directors and senior officers of Endev, after reasonable inquiry, no securities of Moxie are the subject of any commitments made by any associate or affiliate of Endev, by any associate of any director or officer of Endev, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Endev or by any person or company acting jointly or in concert with Endev, to acquire any equity securities of Moxie, except for the commitment to acquire the Moxie Shares pursuant to the Offer and the commitments contained in the Pre-Acquisition Agreement and the Pre-Tender Agreements.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than as provided in the Pre-Acquisition Agreement and the Pre-Tender Agreements, there are no contracts, arrangements or agreements made or proposed to be made between Endev and any of the directors or officers of Moxie and no payments or other benefits are proposed to be made or given by Endev by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between Endev and any Shareholder with respect to the Offer or between Endev and any person or company with respect to any securities of Moxie in relation to the Offer except for the Pre-Acquisition Agreement, the Pre-Tender Agreements and as described herein.

There are no business relationships between Endev, its associates or affiliates and Moxie that are material to any of them with the exception of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

MATERIAL CHANGES IN THE AFFAIRS OF MOXIE AND OTHER INFORMATION

Endev has no information which indicates any material change in the affairs of Moxie since the date of the last financial statements of Moxie, being the unaudited interim financial statements for the three months ended March 31, 2003, other than the entering into of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

Endev has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

Other than the Tendering Shareholders who have entered into the Pre-Tender Agreements, Endev has no knowledge regarding whether any Shareholders will accept the Offer.

EXPENSES OF THE OFFER

Endev estimates that if it acquires all of the Moxie Shares pursuant to the Offer, the total amount required to pay the related fees and expenses of Endev will be approximately $325,000. Such fees and expenses will be paid out of Endev's working capital.

LEGAL PROCEEDINGS

Endev is not a party to any legal proceedings, nor is it aware of any legal proceedings being contemplated, which could reasonably be considered to be material to Endev.

INTEREST OF EXPERTS

Certain legal matters on behalf of Endev will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, counsel to Endev. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Offer and Circular as having prepared or certified a part of this Offer and Circular, or a report or valuation described in this Offer and Circular, has received or shall receive a direct or indirect interest in the property of Endev or of any associate or affiliate of Endev. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP as a group beneficially own, directly or indirectly, less than 1% of each of the outstanding Endev Shares and Moxie Shares. John A. Brussa, a partner of Burnet, Duckworth & Palmer LLP is a director of Endev. J.G. (Jeff) Lawson, a partner of Burnet, Duckworth & Palmer LLP is the Assistant Secretary of Endev.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENTS

Consent of Counsel

TO: The Board of Directors of Endev Energy Inc.

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" and the reference to our name under "Interests of Experts " in the Circular accompanying the Offer dated June 18, 2003 made by Endev Energy Inc. to purchase all of the common shares of Moxie Exploration Ltd.

Calgary, Alberta
June 18, 2003

(signed) Burnet, Duckworth & Palmer LLP

Consent of Auditors

TO: The Securities Commission or similar regulatory authority in each of the provinces of Canada

We refer to the Offer to Purchase of Endev Energy Inc. (the "Corporation") dated June 18, 2003 relating to the offer to purchase all of the issued and outstanding common shares of Moxie Exploration Ltd.

We consent to the use in the Offer to Purchase of our compilation report dated June 18, 2003 to the directors of the Corporation on the compilation of the unaudited pro forma consolidated balance sheet of the Corporation as at March 31, 2003 and the unaudited pro forma consolidated statements of operations for the three months then ended and the year ended December 31, 2002.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Calgary, Canada
June 18, 2003

(signed) KPMG LLP
Chartered Accountants

TO: The Securities Commission or similar regulatory authority in each of the provinces of Canada

We refer to the Offer to Purchase (the "Offer") of Endev Energy Inc. (the "Corporation") dated June 18, 2003 relating to the offer to purchase all of the issued and outstanding common shares of Moxie Exploration Ltd.

We consent to the use, through incorporation by reference in the Offer, of our report dated February 28, 2003 to the shareholders of the Corporation on the following financial statements:

> Balance sheet as at December 31, 2002 and 2001;
> Statements of operations and retained earnings (deficit) and cash flows for the years ended December 31, 2002 and 2001.

We also consent to the use, through incorporation by reference in the Offer, of our report dated March 29, 2002 to the shareholders of Net Shepherd Inc. on the following financial statements:

> Consolidated balance sheets as at December 31, 2001 and 2000;
> Consolidated statements of loss and deficit and cash flows for the years ended December 31, 2001 and 2000.

We report that we have read the Offer and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Calgary, Canada
June 18, 2003

(signed) Deloitte & Touche LLP
Chartered Accountants

TO: The Securities Commission or similar regulatory authority in each of the provinces of Canada

We refer to the Takeover Bid Circular (the "Circular") of Endev Energy Inc. dated June 18, 2003 relating to its offer to purchase all of the Common Shares of Moxie Exploration Ltd. (the "Company").

We consent to the use in the Circular, of our report dated February 28, 2003 (except for note 11 which is as at June 18, 2003) to the directors of the Company, on the following financial statements:

Balance sheets as at December 31, 2002 and 2001;

Statements of operations and retained earnings (deficit) and statement of cash flows for the three years ended December 31, 2002, 2001 and 2000.

We report that we have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which we have reported or that is within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) Ernst & Young LLP
Chartered Accountants

June 18, 2003

Consent of Engineers

TO: The Securities Commission or similar regulatory authority in each of the provinces of Canada

We refer to our report effective December 31, 2002 (the "Report"), evaluating certain oil and gas reserves of Endev Energy Inc. ("Endev").

We consent to the use of our name and references to the excerpts from our Report in the take-over bid circular dated June 18, 2003 of Endev relating to the offer by Endev to purchase all of the common shares of Moxie Exploration Ltd.

We have read the take-over bid circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report and that is within our knowledge and as a result of our providing the Report.

Calgary, Alberta
June 18, 2003

(signed) AJM Petroleum Consultants

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by Endev Energy Inc.

The foregoing, together with the documents incorporated herein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated at Calgary, Alberta, the 18th day of June 2003.

(signed) *"John F. Driscoll"*
Chief Executive Officer and Director

(signed) *"John Vooglaid"*
Chief Financial Officer

On behalf of the Board of Directors

(signed) *"John A. Brussa"*
Director

(signed) *"Jeffery Errico"*
Director

APPENDIX A
PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT

To the Board of Directors of Endev Energy Inc.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of Endev Energy Inc. as at March 31, 2003 and the unaudited pro forma consolidated statement of operations for the three months then ended and the year ended December 31, 2002. These pro forma consolidated financial statements have been prepared for inclusion in the Offer to Purchase dated June 18, 2003.

In our opinion, the unaudited pro forma consolidated balance sheet as at March 31, 2003 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2003 and the year ended December 31, 2002 have been properly compiled to give effect to the assumptions and adjustments described in notes 2 and 3 thereto.

(Signed) "KPMG LLP"

Chartered Accountants

Calgary, Canada
June 18, 2003

ENDEV ENERGY INC.

Pro Forma Consolidated Balance Sheet

As at March 31, 2003
(Unaudited)

	Endev Energy Inc.	Moxie Exploration Ltd.	Pro forma Adjustments (note 2)	Pro Forma Consolidated
Assets				
Current assets:				
Cash and term deposits	$ 199,729	$ 507,606	$ –	$ 707,335
Accounts receivable	4,903,139	1,720,357	–	6,623,496
Prepaid expenses and deposits	2,066,383	96,520	–	2,162,903
	7,169,251	2,324,483	–	9,493,734
Capital assets	52,070,073	10,966,849	(10,966,849) 26,191,354	78,261,427
Goodwill	4,500,000	–	3,363,000	7,863,000
	$ 63,739,324	$ 13,291,332	$ 18,587,505	$ 95,618,161
Liabilities and Shareholders' Equity				
Current liabilities:				
Bank indebtedness	$ 1,155,000	$ –	$ 10,769,726	$ 11,924,726
Accounts payable and accrued liabilities	8,550,626	2,743,553	714,500 300,000 25,000	12,333,679
Accrued hedging losses	–	–	492,200	492,200
Current taxes	20,936	–	–	20,936
	9,726,562	2,743,553	12,301,426	24,771,541
Accrued restoration and abandonment costs	903,953	116,500	–	1,020,453
Future income taxes	11,277,231	2,475,507	(2,475,507) 7,034,840 (128,000)	18,184,071
	21,907,746	5,335,560	16,732,759	43,976,065
Shareholders' equity:				
Share capital	37,998,773	6,106,491	(6,106,491) 9,982,518 (172,000)	47,809,291
Retained earnings	3,832,805	1,849,281	(1,849,281)	3,832,805
	41,831,578	7,955,772	1,854,746	51,642,096
	$ 63,739,324	$ 13,291,332	$ 18,587,505	$ 95,618,161

See accompanying notes to pro forma consolidated financial statements.

ENDEV ENERGY INC.

Pro Forma Consolidated Statement of Operations

Three months ended March 31, 2003
(Unaudited)

	Endev Energy Inc.	Moxie Exploration Ltd.	Pro Forma Adjustments (note 2)	Pro Forma Consolidated
Revenue:				
Oil and gas, net of royalties	$ 9,382,377	$ 2,898,204	$ –	$ 12,280,581
Hedging loss	–	(480,649)	–	(480,649)
Interest and other revenue	35,966	3,261	–	39,227
	9,418,343	2,420,816	–	11,839,159
Expenses:				
Operating	2,257,163	360,155	–	2,617,318
General and administrative	790,507	49,245	–	839,752
Interest	22,470	–	132,527	154,997
Depletion and depreciation	2,304,607	617,000	(617,000) 1,289,528	3,594,135
Provision for reclamation and abandonment costs	296,062	–	66,174	362,236
Capital taxes	47,046	–	–	47,046
	5,717,855	1,026,400	871,229	7,615,484
Income before income taxes	3,700,488	1,394,416	(871,229)	4,223,675
Current taxes	27,326	190,000	(190,000) 13,465	40,791
Future tax expense	1,486,570	252,000	(312,000)	1,426,570
	1,513,896	442,000	(488,535)	1,467,361
Net income	$ 2,186,592	$ 952,416	$ (382,694)	$ 2,756,314
Net income per share:				
Basic				$ 0.04
Diluted				$ 0.04

See accompanying notes to pro forma consolidated financial statements.

ENDEV ENERGY INC.

Pro Forma Consolidated Statement of Operations

Year ended December 31, 2002
(Unaudited)

	Endev Energy Year Ended December 31, 2002	NCE Partnerships acquired by Endev Energy Six Months Ended June 30, 2002	Pro Forma Adjustments (note 3)	Pro Forma Endev Energy December 31, 2002	Moxie Exploration Ltd. Year Ended December 31, 2002	Pro Forma Adjustments on this Transaction (note 3)	Pro Forma Consolidated
	$	$	$	$	$	$	$
Revenue:							
Oil and gas, net of royalties	14,463,366	13,316,549	–	27,779,915	4,709,678	(153,348)	32,336,245
Hedging losses	–	–	–	–	(116,148)	–	(116,148)
Interest and other revenue	50,758	15,370	–	66,128	6,438	–	72,566
	14,514,124	13,331,919	–	27,846,043	4,599,968	(153,348)	32,292,663
Expenses:							
Operating	4,621,771	4,517,772	–	9,139,543	1,013,666	–	10,153,209
General and administrative	1,952,725	1,620,018	–	3,572,743	245,476	–	3,818,219
Interest	54,076	73,287	–	127,363	32,521	415,126	575,010
Depletion and depreciation	4,751,685	4,109,169	(4,109,169) 2,025,958	6,777,643	1,825,000	(1,825,000) 4,905,443	11,683,086
Provision for reclamation and abandonment	681,033	305,515	(305,515)	681,033	75,000	(55,957)	700,076
Capital taxes	78,038	–	–	78,038	–	–	78,038
	12,139,328	10,625,761	(2,388,726)	20,376,363	3,191,663	3,439,612	27,007,638
Income before income taxes	2,374,796	2,706,158	2,388,726	7,469,680	1,408,305	(3,592,960)	5,285,025
Current taxes	78,442	–	–	78,442	–	65,052	143,494
Future tax expense	650,141	–	–	650,141	365,000	312,000	1,327,141
	728,583	–	–	728,583	365,000	377,052	1,470,635
Net income	1,646,213	2,706,158	2,388,726	6,741,097	1,043,305	(3,970,012)	3,814,390
Net income per share:							
Basic							0.09
Diluted							0.08

See accompanying notes to pro forma consolidated financial statements.

(Thousands of Dollars)

1. Basis of presentation:

Pursuant to a Pre-Acquisition Agreement dated May 27, 2003 with Moxie Exploration Ltd. ("Moxie"), Endev Energy Inc. ("Endev") proposed to acquire all the issued and outstanding shares of Moxie in exchange for a combination of cash and common shares of Endev. Moxie is a public company listed on the TSX Venture Exchange and is engaged in the exploration for, and development and production of oil and natural gas. Endev is a public company listed on the Toronto Stock Exchange and is engaged in the acquisition of, exploration for, and the development and production of oil and natural gas in Western Canada.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Endev in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at March 31, 2003 is based on:

(a) the unaudited balance sheet of Moxie as at March 31, 2003; and

(b) the unaudited balance sheet of Endev as at March 31, 2003.

The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2003 is based on:

(a) the unaudited statement of operations of Moxie for the three months ended March 31, 2003;

(b) the unaudited statement of operations of Endev for the three months ended March 31, 2003; and

(c) the unaudited pro forma consolidated statement of operations for the year ended December 31, 2002.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2002 is based on:

(a) the audited statement of operations of Moxie for the year ended December 31, 2002;

(b) the audited statement of operations of Endev for the year ended December 31, 2002; and

(c) the unaudited statement of operations of the following partnerships acquired by Endev effective July 1, 2002: NCE Energy Assets (1993) Fund, NCE Oil and Gas (1993) Fund, NCE Energy Assets (1994) Fund, NCE Oil and Gas (1994) Fund, NCE Energy Assets (1995) Fund, NCE Oil and Gas (1995) Fund, NCE Energy Assets (1996) Fund, NCE Oil and Gas (1996) Fund, NCE Oil and Gas (1997) Fund; collectively hereinafter referred to as the "NCE Partnerships", for the six months ended June 30, 2002.

(Thousands of Dollars)

1. **Basis of presentation (continued):**

In the opinion of management, the pro forma consolidated financial statements include all material adjustments necessary for a fair presentation in accordance with generally accepted accounting principles in Canada.

The pro forma consolidated financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto incorporated by reference in this document.

2. **Pro forma transaction and assumptions (March 31, 2003):**

The pro forma consolidated balance sheet gives effect to the following transactions and adjustments as if they occurred on March 31, 2003:

(i) Completion of the proposed business combination whereby 41,851,078 of the issued and outstanding shares of Moxie and 3,946,000 options and 1,099,640 warrants to acquire Moxie shares are exchanged for a combination of cash not to exceed $12,000,000 and a maximum of 5,835,000 Endev shares. This represents an exchange ratio of approximately 0.139394 Endev shares for every common share of Moxie plus cash of $0.23 per share. In addition, for purposes of the purchase price equation, Endev has used an adjusted share price of $1.71 per Endev share and has assumed that 5,835,000 shares, representing the maximum number of shares, will be issued.

(ii) The pro forma consolidated balance sheet includes $714,500 in costs to be incurred by Moxie related to required severance and other professional costs. In addition, costs incurred by Endev include $25,000 for professional costs and $300,000 ($172,000 net of future tax) in share issue costs relating to the issuance of Endev shares to Moxie shareholders. Future income taxes have been recorded on the Endev costs in the amount of $128,000.

(iii) Accrued hedging loss of $492,200 represents the estimated fair market value of hedge related contracts entered into by Moxie and outstanding at March 31, 2003.

(iv) The acquisition of Moxie, including the issuance of common shares and estimated transaction costs is estimated to be $20,777,244. The combination has been accounted for using the purchase method.

(Thousands of Dollars)

2. Pro forma transaction and assumptions (March 31, 2003) (continued):

(v) The purchase price equation is as follows:

Cost of acquisition:	
Cash	$ 10,769,726
Shares	9,982,518
Transaction costs	25,000
	$ 20,777,244
Allocated:	
Current assets	$ 2,324,483
Capital assets	26,191,354
Goodwill	3,363,000
Accounts payable and accrued liabilities	(3,458,053)
Accrued hedging losses	(492,200)
Provision for future site restoration and abandonment	(116,500)
Future income taxes	(7,034,840)
	$ 20,777,244

The above purchase allocation of Moxie common shares has been determined from information that was publicly available to the management of Endev. The allocation of the purchase price to the assets and liabilities of Moxie will be finalized after the acquisition has been completed and the fair values of the assets and liabilities have been determined, accordingly, he above allocation will change.

(vi) The preliminary purchase price allocation includes approximately $3,363,000 of goodwill. As required by generally accepted accounting principles in Canada, goodwill will not be amortized into income. However, goodwill will be subject to an annual impairment review and should there be impairment, that amount would be charged to earnings. As stated in Note 2(v), the allocation of the purchase price presented is preliminary. Endev will finalize the preliminary purchase price allocation after closing of this transaction.

(Thousands of Dollars)

---

2. Pro forma transaction and assumptions (March 31, 2003) (continued):

The pro forma consolidated statement of operation for the three-month period ended March 31, 2003 gives effect to the transaction and adjustments referred to above in this Note 2 effective January 1, 2002 as well as the following:

(i) A provision for depletion, depreciation and site restoration based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(ii) Interest expense relating to the funding of the cash portion of the consideration to be paid.

(iii) Changes in the provision for income and capital taxes based on the adjustments above.

3. Pro forma transactions and assumptions (December 31, 2002):

The pro forma consolidated statement of operations for the year ended December 31, 2002 gives effect to the transaction and adjustments referred to in Note 2 effective January 1, 2002 as well as the following:

(i) The acquisition of the NCE Partnerships as if they had occurred on January 1, 2002 instead of the actual closing date of June 30, 2002:

  (a) The revenues, royalties, operating costs and other costs for the NCE Partnerships acquired are based on the unaudited financial statements provided by the General Partner for the six months ended June 30, 2002.

(ii) A provision for depletion, depreciation and site restoration, based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(iii) Changes in the provision for income, Alberta Royalty Tax Credit claims and capital taxes based on the adjustments above.

4. Pro forma share capital at March 31, 2003:

(a) Authorized:

Unlimited number of common shares, without par value; and

Unlimited number of first and second preferred shares.s

(b) Issued and outstanding common shares:

	Number of Shares	Amount
Shares held by Endev shareholders	69,429,135	$ 37,998,773
Shares issued to Moxie shareholders	5,835,000	9,982,518
	75,264,135	$ 47,981,291

APPENDIX B
FINANCIAL STATEMENTS OF MOXIE EXPLORATION LTD.

AUDITORS' REPORT

To the Board of Directors of
Moxie Exploration Ltd.

We have audited the balance sheets of **Moxie Exploration Ltd.** as at December 31, 2002 and 2001 and the statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
February 28, 2003
(except for note 11 which
is as of June 18, 2003)

(signed) *"Ernst & Young LLP"*
Chartered Accountants

Moxie Exploration Ltd.

BALANCE SHEETS

As at

	March 31 2003 $	December 31 2002 $	December 31 2001 $
	(unaudited)		
ASSETS			
Current			
Cash and cash equivalents *[notes 3 and 9]*	507,606	529,121	1,635,165
Accounts receivable	1,720,357	1,338,340	345,906
Prepaid expenses	96,520	46,097	79,294
	2,324,483	1,913,558	2,060,365
Property and equipment ***[notes 4 and 9]***	10,966,849	10,398,826	7,299,878
	13,291,332	12,312,384	9,360,243
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	2,743,553	2,855,081	1,423,653
Site restoration and abandonment	116,500	86,500	11,500
Future income taxes ***[note 7]***	2,475,507	2,223,507	1,427,307
Commitments ***[note 10]***			
Shareholders' equity			
Share capital *[note 5]*	6,106,491	6,173,914	6,533,873
Retained earnings (deficit)	1,849,281	973,382	(36,090)
	7,955,772	7,147,296	6,497,783
	13,291,332	12,312,384	9,360,243

See accompanying notes

On behalf of the Board:

(Signed) "Steve Dabner" Director

(Signed) "Thomas Love" Director

Moxie Exploration Ltd.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

	Three months ended March 31 2003 $	Three months ended March 31 2002 $	Years ended December 31 2002 $	2001 $	2000 $
	(unaudited)	(unaudited)			
Revenues					
Oil and gas sales	3,689,464	759,764	5,799,838	916,779	256,496
Royalties	(791,260)	(151,431)	(1,090,160)	(188,974)	(62,588)
Hedging loss	(480,649)	—	(116,148)	—	—
Interest and other income	3,261	3,952	6,438	86,457	62,524
	2,420,816	612,285	4,599,968	814,262	256,432
Expenses					
Production	360,155	138,496	1,013,666	190,914	19,381
General and administrative *[note 4]*	49,245	61,843	245,476	177,927	118,075
Interest	—	—	32,521	30,296	—
Depletion and depreciation	617,000	269,000	1,900,000	378,000	132,600
	1,026,400	469,339	3,191,663	777,137	270,056
Income (loss) before income taxes	1,394,416	142,946	1,408,305	37,125	(13,624)
Current income taxes	190,000	—	—	—	—
Future income taxes *[note 7]*	252,000	70,000	365,000	35,917	23,674
Net income (loss) for the period	952,416	72,946	1,043,305	1,208	(37,298)
Retained earnings (deficit), beginning of period	973,382	(36,090)	(36,090)	(37,298)	—
Premium on redemption of common shares *[note 5]*	(76,517)	—	(33,833)	—	—
Retained earnings (deficit), end of the period	1,849,281	36,856	973,382	(36,090)	(37,298)
Basic and diluted net income per common share *[note 6]*	0.02	0.00	0.02	0.00	0.00

See accompanying notes

Moxie Exploration Ltd.

STATEMENTS OF CASH FLOWS

	Three months ended March 31 2003 $ (unaudited)	Three months ended March 31 2002 $ (unaudited)	Years ended December 31 2002 $	2001 $	2000 $
Operating activities					
Net income (loss) for the period	952,416	72,946	1,043,305	1,208	(37,298)
Add non cash items:					
Depletion and depreciation	617,000	269,000	1,900,000	378,000	132,600
Future income taxes	252,000	70,000	365,000	35,917	23,674
Funds from operations	1,821,416	411,946	3,308,305	415,125	118,976
Net change in non-cash working capital balances *[note 8]*	(363,971)	(171,005)	(566,383)	(59,737)	(35,622)
	1,457,445	240,941	2,741,922	355,388	83,354
Investing activities					
Purchases of property and equipment	(1,155,023)	(934,376)	(4,923,948)	(5,655,678)	(1,740,753)
Net change in non-cash working capital balances *[note 8]*	(179,997)	(660,426)	1,038,574	427,473	608,497
	(1,335,020)	(1,594,802)	(3,885,374)	(5,228,205)	(1,132,256)
Financing activities					
Proceeds on issuance of share capital, net of issue costs	26,077	4,000	111,933	3,521,889	3,287,568
Normal course issuer bid *[note 5]*	(170,017)	—	(74,525)	—	—
Net change in non-cash working capital balances *[note 8]*	—	—	—	—	445,000
	(143,940)	4,000	37,408	3,521,889	3,732,568
Increase (decrease) in cash and cash equivalents	(21,515)	(1,349,861)	(1,106,044)	(1,350,928)	2,683,666
Cash and cash equivalents, beginning of period	529,121	1,635,165	1,635,165	2,986,093	302,427
Cash and cash equivalents, end of period	507,606	285,304	529,121	1,635,165	2,986,093

See accompanying notes

Moxie Exploration Ltd.

NOTES TO FINANCIAL STATEMENTS

March 31, 2003 and 2002 and December 31, 2002, 2001 and 2000
(Information as at March 31, 2003 and for the three months ended March 31, 2003 and 2002 is unaudited)

1. DESCRIPTION OF THE BUSINESS

Moxie Exploration Ltd. (the "Company") was incorporated as 850457 Alberta Ltd. under the *Business Corporations Act* (Alberta) on October 19, 1999 with nominal share capital. On November 19, 1999 the Company changed its name to Moxie Exploration Ltd. The Company is engaged in the exploration for and the development and production of petroleum and natural gas in Alberta.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

a) Cash and cash equivalents

Short-term investments with initial maturities less than three months are considered to be cash equivalents and are recorded at cost, which approximates market value.

b) Property and equipment

i) Capitalized costs

The Company follows the full cost method of accounting, whereby all costs related to the exploration for and development of oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenditures, costs of drilling both productive and non-productive wells, equipment costs and that portion of administrative expenses applicable to these activities. Proceeds from disposal of properties will normally be applied as a reduction of the cost of the remaining assets unless the disposal results in a change in the depletion rate by more than 20 percent in which case a gain or loss on disposal will be recorded.

ii) Depletion and depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment is calculated using the unit-of-production method based on estimated gross proven reserves of petroleum and natural gas before royalties, as determined by independent engineers.

The depletion and depreciation cost base includes total capitalized costs, less costs of unproven properties, plus a provision for future development costs of gross proven undeveloped reserves, as determined by independent engineers.

The relative volumes of oil and gas reserves and production are converted at a ratio of six thousand cubic feet of natural gas to one barrel of crude oil equivalent.

Furniture and equipment are depreciated on a declining balance basis over their estimated useful life at a rate of 20% per annum.

iii) Site restoration and abandonment costs

The Company provides for the total future liability for site restoration and abandonment costs on wells and facilities using the unit-of-production method over the estimated life of gross proven reserves. The liability is based on estimates of the anticipated method and extent of site restoration, using current costs and in accordance with existing legislation and industry practice. The annual charge is included in depletion and depreciation in the statement of operations and retained earnings (deficit). Actual site restoration and abandonment costs are applied against the accumulated provision as incurred.

iv) Ceiling test

The Company applies an annual ceiling test to capitalized costs, net of recorded future income taxes and the accumulated site restoration provision, to ensure that the net carrying value does not exceed the estimated value of future net cash flow from production of proven reserves, less estimated future general and administrative expenses, financing costs, future site restoration and abandonment costs and income taxes. Any reduction in value, as a result of the ceiling test, is charged to operations.

c) Measurement uncertainty

The amount recorded for depletion of oil and gas properties and site restoration and abandonment is based on estimates. The ceiling test calculation is based on estimates of proven reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

d) Joint interests

A significant portion of the Company's exploration and development activities are conducted jointly with others, and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

e) Flow-through shares

The Company finances a portion of its exploration and development activities through the issuance of flow-through shares. Under the terms of the flow-through share issues, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Company, share capital is reduced and future income taxes is increased by the estimated amount of future income taxes payable when the expenditures are incurred and renounced to the subscribers.

NOTES TO FINANCIAL STATEMENTS

March 31, 2003 and 2002 and December 31, 2002, 2001 and 2000
(Information as at March 31, 2003 and for the three months ended March 31, 2003 and 2002 is unaudited)

f) Income taxes

The Company follows the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change occurs.

g) Financial instruments

Commodity price derivative instruments are used to reduce the Company's exposure to adverse fluctuations in commodity prices to protect future earnings and cash flow generated from operations. Gains and losses relating to commodity swaps that meet hedge criteria are recognized as part of net revenue concurrently with the hedged transaction.

The Company's financial instruments reported in the balance sheet consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying amounts.

h) Stock based compensation

The Company has a stock based compensation plan, which is described in note 5. Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock based compensation and has applied this change prospectively for new awards granted on or after January 1, 2002.

As options are issued at a price not less than the current market value of the underlying shares, the option has no intrinsic value and therefore no compensation expense is recorded when the options are granted. Consideration paid by employees or directors on the exercise of stock options is credited to share capital.

Direct awards of stock to employees and stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock based compensation. The fair value of direct awards of stock are determined by reference to the quoted market price of the Company's stock and the fair value of stock options are determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation expense when stock or stock options were issued to employees.

i) Per share amounts

The Company utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of outstanding, in the money options are used to purchase common shares of the Company at their average market price for the period.

Moxie Exploration Ltd.

NOTES TO FINANCIAL STATEMENTS

March 31, 2003 and 2002 and December 31, 2002, 2001 and 2000
(Information as at March 31, 2003 and for the three months ended March 31, 2003 and 2002 is unaudited)

3. CASH AND CASH EQUIVALENTS

	March 31 2003 $	December 31 2002 $	December 31 2001 $
Cash in bank	507,606	529,121	231,063
Money market fund	—	—	1,404,102
	507,606	529,121	1,635,165

At December 31, 2001, the Company had 140,410 units at a price of $10 each, in a bank administered money market fund, which consists of investments in short-term debt securities.

4. PROPERTY AND EQUIPMENT

	March 31 2003 $	December 31 2002 $	December 31 2001 $
Petroleum and natural gas properties	13,837,883	12,690,562	7,773,417
Furniture and equipment	40,066	32,364	25,561
	13,877,949	12,722,926	7,798,978
Accumulated depletion and depreciation	(2,911,100)	(2,324,100)	(499,100)
	10,966,849	10,398,826	7,299,878

As at March 31, 2003, petroleum and natural gas properties include unproven properties of $1,392,441 (December 31, 2002 - $1,178,744; December 31, 2001 - $1,420,750) which have been excluded from costs subject to depletion.

For the three months ended March 31, 2003, the Company charged $30,000 (March 31, 2002 - $8,000; December 31, 2002 - $75,000; December 31, 2001 - $9,000; December 31, 2000 - nil) to expense for future site restoration and abandonment costs.

NOTES TO FINANCIAL STATEMENTS

March 31, 2003 and 2002 and December 31, 2002, 2001 and 2000
(Information as at March 31, 2003 and for the three months ended March 31, 2003 and 2002 is unaudited)

The Company capitalizes that portion of general and administrative costs relating to acquisition, exploration and development activities. The Company capitalized 50% of general and administrative costs, net of overhead recoveries as follows:

	Three months ended March 31 2003 $	Three months ended March 31 2002 $	Year ended December 31 2002 $	Year ended December 31 2001 $	Year ended December 31 2000 $
Total general and administrative costs	152,086	156,395	651,855	498,504	283,707
Overhead recoveries	(53,596)	(32,709)	(160,903)	(142,650)	(47,556)
Capitalized portion	(49,245)	(61,843)	(245,476)	(177,927)	(118,076)
General and administrative expense	49,245	61,843	245,476	177,927	118,075

5. SHARE CAPITAL

Authorized

Unlimited number of voting common shares without nominal or par value.
Unlimited number of non-voting first preferred shares issuable in series.

	Three months ended March 31, 2003		Three months ended March 31, 2002	
Issued and outstanding	**Number**	**$**	**Number**	**$**
Common shares				
Balance, beginning of period	42,240,245	6,173,914	42,149,412	6,533,873
Issued for cash on exercise of options	140,333	26,077	40,000	4,000
Shares cancelled pursuant to issuer bid	(529,500)	(93,500)	—	—
Tax benefits relating to qualifying expenditures renounced	—	—	—	(126,401)
Balance, end of period	41,851,078	6,106,491	42,189,412	6,411,472

NOTES TO FINANCIAL STATEMENTS

March 31, 2003 and 2002 and December 31, 2002, 2001 and 2000
(Information as at March 31, 2003 and for the three months ended March 31, 2003 and 2002 is unaudited)

	Year ended December 31, 2002		Year ended December 31, 2001		Year ended December 31, 2000	
Issued and outstanding	**Number**	**$**	**Number**	**$**	**Number**	**$**
Common shares						
Balance, beginning of period	42,149,412	6,533,873	27,461,259	4,061,956	14,092,654	957,158
Acquisition of properties	—	—	—	—	1,473	—
Issued for cash on exercise of options	53,333	6,933	—	—	—	—
Issued for cash on exercise of warrants	300,000	105,000	—	—	—	—
Private placements	—	—	14,688,153	3,544,621	3,972,029	1,185,999
Rights offering	—	—	—	—	9,395,103	2,301,970
Shares cancelled pursuant to issuer bid	(262,500)	(40,692)	—	—	—	—
Share issue costs, net of future income taxes	—	—	—	(12,633)	—	(111,223)
Tax benefits relating to qualifying expenditures renounced	—	(431,200)	—	(1,060,071)	—	(271,948)
Balance, end of period	42,240,245	6,173,914	42,149,412	6,533,873	27,461,259	4,061,956

Private Placements

On November 21, 2001 the Company completed a private placement whereby 6,120,000 flow-through common shares were issued at $0.25 per share for aggregate proceeds of $1,530,000. During 2001, the Company renounced for income tax purposes, to the holders of the flow-through shares, exploration and development expenditures of $1,530,000, all of which had been incurred by December 31, 2002 (2001 - $530,000).

On June 27, 2001 the Company completed a private placement whereby 6,370,873 common shares were issued at a price of $0.23 per share and 2,197,280 units were issued at a price of $0.25 per unit for aggregate proceeds of $2,014,621. Each unit consisted of one common share and one-half common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.35 per share at any time prior to June 27, 2003, however, if after January 1, 2002, the 20 day weighted average trading price of the common shares is greater than $0.45, the expiry date of the warrants may be accelerated by the Company.

Pursuant to a private placement completed on December 14, 2000, the Company issued 1,892,517 common share purchase warrants. Each warrant entitles the holder to acquire one common share at $0.35 per share at any time prior to December 14, 2002. In 2002, 300,000 warrants were exercised to purchase common shares for proceeds of $105,000. The remaining warrants expired on December 14, 2002.

NOTES TO FINANCIAL STATEMENTS

March 31, 2003 and 2002 and December 31, 2002, 2001 and 2000
(Information as at March 31, 2003 and for the three months ended March 31, 2003 and 2002 is unaudited)

Issuer Bid Purchases

Pursuant to a normal course issuer bid in the first quarter of 2003, the Company purchased for cancellation 529,500 common shares at prices ranging from $0.32 to $0.33 during the period for a total cost of $170,047. The $76,517 excess paid over the carrying value of these shares has been charged to retained earnings.

Pursuant to a normal course issuer bid in 2002, the Company purchased for cancellation 262,500 common shares at prices ranging from $0.27 to $0.32 during the period for a total cost of $74,525. The $33,833 excess paid over the carrying value of these shares has been charged to retained earnings.

Stock Options

The Company has a stock option plan under which employees, directors and key consultants are eligible to receive options to purchase common shares of the Company. The total number of options granted under this plan may not exceed 10% of the number of common shares outstanding. The exercise price of each option is not less than the market price of the Company's stock on the date of the grant. Options granted under the plan have a term of five years to expiry and vest equally over three years starting on the first anniversary of the grant. No compensation expense is recognized when stock options are either issued or exercised. At March 31, 2003 there were 3,946,000 options with exercise prices between $0.10 and $0.36 outstanding and exercisable at various dates to 2008.

The following is a continuity of stock options outstanding for which shares have been reserved:

	Three months ended March 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001		Year ended December 31, 2000	
	Shares	Wted Avg Exercise Price $	Shares	Wted Avg Exercise Price $	Shares	Wted Avg Exercise Price $	Shares	Wted Avg Exercise Price
Opening	4,102,000	0.20	3,593,000	0.19	2,740,000	0.18	1,330,000	0.10
Granted	65,000	0.36	685,000	0.24	853,000	0.23	1,410,000	0.25
Exercised	(140,333)	0.19	(53,333)	0.13	—	—	—	—
Cancelled	(80,667)	0.24	(122,667)	0.23	—	—	—	—
Closing	3,946,000	0.20	4,102,000	0.20	3,593,000	0.19	2,740,000	0.18

The fair value of options granted during the period was estimated at the date of grant using a Black Scholes option pricing model with the following assumptions for March 31, 2003 and December 31, 2002: weighted average risk-free interest rate of 4.1%; dividend yield of 0%; weighted average volatility factor of the market price of the Company's commons shares of 79%; and, an average expected life of the options of 5 years. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option vesting period. On a pro forma basis, the net income for the three months ended March 31, 2003 would be decreased by $6,000 (December 31, 2002 - $17,412). Basic and diluted net income per share would have not been changed.

The following summarizes information about stock options outstanding at March 31, 2003:

Exercise Price $	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable (vested)	Weighted Average Exercise Price (Vested) $
0.10	1,210,000	1.8	0.10	1,210,000	0.10
0.22	790,000	2.3	0.22	526,667	0.22
0.30	460,000	2.8	0.30	306,667	0.30
0.23	781,000	3.3	0.23	260,333	0.23
0.23	540,000	3.8	0.23	180,000	0.23
0.30	100,000	4.3	0.30	—	0.23
0.36	65,000	4.8	0.36	—	0.23
	3,946,000	2.9	0.20	2,483,667	0.17

6. NET INCOME AND FUNDS FROM OPERATIONS PER COMMON SHARE

Net income per common share and funds from operations per common share have been calculated based upon the weighted average number of common shares outstanding during the three months ended March 31, 2003 of 41,754,989 (March 31, 2002 – 42,184,523; December 31, 2002 - 42,133,231; December 31, 2001 – 32,561,897; December 31, 2000 – 18,415,475). The diluted per share amounts are calculated assuming the exercise of outstanding, in the money options, resulting in a weighted average number of commons shares of 43,862,129 for the three months ended March 31, 2003 (March 31, 2002 – 49,313,680; December 31, 2002 - 43,528,364; December 31, 2001 – 33,351,462; December 31, 2000 – 18,415,475).

Moxie Exploration Ltd.

NOTES TO FINANCIAL STATEMENTS

March 31, 2003 and 2002 and December 31, 2002, 2001 and 2000
(Information as at March 31, 2003 and for the three months ended March 31, 2003 and 2002 is unaudited)

7. INCOME TAXES

The income tax provision differs from the income taxes obtained by applying the Canadian corporate tax rate to income before taxes as follows:

	Three months ended March 31		Years ended December 31		
	2003 $	2002 $	2002 $	2001 $	2000 $
Corporate tax rate	42.12%	44.62%	42.12%	44.62%	44.62%
Calculated income tax expense (recovery)	587,328	63,783	593,178	16,565	(6,079)
Add (deduct) income tax effect of:					
Non-deductible crown charges	136,708	67,569	244,269	83,322	27,927
Alberta Royalty Tax Credit	(23,590)	(12,043)	(63,327)	(16,256)	—
Resource allowance	(231,605)	(40,448)	(338,003)	(36,782)	1,215
Rate reduction	14,188	(7,622)	(70,065)	(11,477)	—
Other	(41,029)	(1,239)	(1,052)	545	611
Income tax expense	442,000	70,000	365,000	35,917	23,674

Income tax expense as at March 31, 2003 is comprised of current income taxes of $190,000 and future income taxes of $252,000.

Components of future income taxes

The net future income tax liability comprises:

	March 31, 2003	December 31, 2002 $	December 31, 2001 $
Differences between tax base and reported amounts of depreciable assets	(2,573,489)	(2,385,142)	(1,579,824)
Share issue costs	34,874	39,560	81,728
Other	63,108	122,075	70,789
	(2,475,507)	(2,223,507)	(1,427,307)

As at March 31, 2003, the Company has tax pools of approximately $4,900,000 (2002 - $4,983,324; 2001 - $4,023,000) available for deduction against future taxable income. Current income taxes payable were accrued at March 31, 2003 in the amount of $190,000 (2002 – nil; 2001 – nil).

NOTES TO FINANCIAL STATEMENTS

March 31, 2003 and 2002 and December 31, 2002, 2001 and 2000
(Information as at March 31, 2003 and for the three months ended March 31, 2003 and 2002 is unaudited)

8. CHANGE IN NON-CASH WORKING CAPITAL

	March 31, 2003 $	March 31, 2002 $	December 31, 2002 $	December 31, 2001 $	December 31, 2000 $
Changes in non-cash working capital:					
Accounts receivable	(382,017)	(370,163)	(992,434)	(207,339)	367,628
Prepaid expenses	(50,423)	5,095	33,197	(14,631)	(64,663)
Accounts payable and accrued liabilities	(111,528)	(466,363)	1,431,428	589,708	714,910
	(543,968)	(831,431)	472,191	367,738	1,017,875
Attributable to:					
Operating activities	(363,971)	(171,005)	(566,383)	(59,737)	(35,622)
Financing activities	—	—	—	—	445,000
Investing activities	(179,997)	(660,426)	1,038,574	427,475	608,497
	(543,968)	(831,431)	472,191	367,738	1,017,875

9. CREDIT FACILITIES

The Company has a $1,750,000 credit facility with a Canadian chartered bank. Borrowings under this facility bear interest at the bank's prime rate plus ¾ of 1%, and are repayable on demand. The Company has pledged as collateral a general security agreement over existing and future property of the Company and a hypothecation of funds held on deposit with the bank. Cash interest paid for the three months ended March 31, 2003 was $2,400 (December 31, 2002 - $16,700; December 31, 2001 – nil).

NOTES TO FINANCIAL STATEMENTS

March 31, 2003 and 2002 and December 31, 2002, 2001 and 2000
(Information as at March 31, 2003 and for the three months ended March 31, 2003 and 2002 is unaudited)

10. FINANCIAL INSTRUMENTS

The Company is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Company enters into these contracts for the purpose of protecting a portion of its future earnings and cash flow from operations from the volatility of natural gas commodity prices.

A summary of contracts outstanding in respect of the hedging activities at March 31, 2003 were as follows:

Period Hedged	Type	Daily Volume	Price
November 1, 2002 – October 31, 2003	Fixed	1,000 GJ	$4.70 / GJ
November 1, 2002 – October 31, 2003	Fixed	1,000 GJ	$5.30 / GJ

The fair market value of the outstanding swap contracts as at March 31, 2003 results in an unrecognized loss of $343,000 (December 31, 2002 - $420,000).

11. SUBSEQUENT EVENT

On May 27, 2003, Endev Energy Inc. ("Endev") and Moxie jointly announced that they have entered into a binding acquisition agreement (the "Agreement") whereby Endev will, subject to certain conditions, offer to purchase all the issued and outstanding common shares of Moxie. The consideration under the offer (the "Offer") for each Moxie common share is a combination of $0.23 cash and 0.139394 of an Endev common share, or any combination of cash and Endev shares subject to a maximum of 5,835,000 Endev common shares being issued and a maximum of $12.0 million being paid.

The Board of Directors of Moxie has unanimously agreed to recommend acceptance of the Offer. Certain shareholders, including the management and directors of Moxie holding 23.3% of the issued and outstanding common shares of Moxie (27.9% on a fully diluted basis) have agreed to tender their common shares to the Offer. The Agreement provides that Moxie shall not, directly or indirectly, solicit or initiate any inquiries, discussions or negotiations with any third party with respect to any take-over proposal. Moxie has agreed to pay a non-completion fee to Endev in the amount of $500,000 under certain circumstances.

FirstEnergy Capital Corp. acted as financial advisor to Moxie and will provide an opinion that the Offer is fair, from a financial point of view, to Moxie shareholders.

The Offer was mailed to holders of common shares of Moxie on June 18, 2003 and will be open for a period of 35 days. The Offer is subject to all necessary regulatory approvals and customary conditions, including that a minimum of 66 2/3% of Moxie shares, calculated on a fully diluted basis, be tendered to the Offer.

APPENDIX C
INTERIM FINANCIAL STATEMENTS OF THE NCE PARTNERSHIPS

Combined Balance Sheet
As at June 30, 2002
(Unaudited)

	NCE Energy Assets (1993) Fund	NCE Oil and Gas (1993) Fund	NCE Energy Assets (1994) Fund	NCE Oil and Gas (1994) Fund	NCE Energy Assets (1995) Fund	NCE Oil and Gas (1995) Fund	NCE Energy Assets (1996) Fund	NCE Oil and Gas (1996) Fund	NCE Oil and Gas (1997) Fund	Acquired Partnerships Combined
ASSETS										
Current Assets										
Cash and cash equivalents	$ 5,748	$ 21,255	$ 13,852	$ 78,715	$ 78,974	$ 26,288	$ 19,860	$ 159,541	$ 491,792	$ 896,025
Accounts receivable										
Trade	183,368	369,956	103,845	362,886	122,089	866,002	347,054	1,125,563	776,616	4,257,379
Due from affiliates	-	2,875	-	-	10,123	-	11,417			24,415
Other	378	791	314	8,254	14,570	25,478	630	1,836	1,397	53,648
Total current assets	189,494	394,877	118,011	449,855	225,756	917,768	378,961	1,286,940	1,269,805	5,231,467
Oil and gas properties	7,908,618	14,666,924	3,774,109	21,197,988	7,839,006	36,693,157	14,551,471	29,863,070	17,353,426	153,847,769
less accumulated depletion and depreciation	7,360,570	13,401,293	3,385,764	16,800,462	6,069,246	30,190,329	12,371,413	25,575,326	13,133,696	128,288,099
Total oil and gas properties	548,048	1,265,631	388,345	4,397,526	1,769,760	6,502,828	2,180,058	4,287,744	4,219,730	25,559,670
	$ 737,542	$ 1,660,508	$ 506,356	$ 4,847,381	$ 1,995,516	$ 7,420,596	$ 2,559,019	$ 5,574,684	$ 5,489,535	$30,791,137
LIABILITIES AND PARTNERS' CAPITAL										
Current Liabilities										
Accounts payable and accrued liabilities	$ 17,045	$ 47,373	$ 43,192	$ 296,641	$ 275,072	$ 480,418	$ 214,860	$ 854,918	$ 59,521	$ 2,289,040
Payable to affiliates	20,881	-	4,837	1,444	-	10,362	-	9,872	39,079	86,475
Total current liabilities	37,926	47,373	48,029	298,085	275,072	490,780	214,860	864,790	98,600	2,375,515
Site reclamation and abandonment	195,671	385,299	101,847	564,745	231,673	690,703	237,599	679,662	379,767	3,466,966
Partners' capital	503,945	1,227,836	356,480	3,984,551	1,488,771	6,239,113	2,106,560	4,030,232	5,011,168	24,948,656
	$ 737,542	$ 1,660,508	$ 506,356	$ 4,847,381	$ 1,995,516	$ 7,420,596	$ 2,559,019	$ 5,574,684	$ 5,489,535	$30,791,137

The accompanying notes are integral to these financial statements.

Combined Statement of Operations and Partners' Capital
For the Six Months Ended June 30, 2002
(Unaudited)

	NCE Energy Assets (1993) Fund	NCE Oil and Gas (1993) Fund	NCE Energy Assets (1994) Fund	NCE Oil and Gas (1994) Fund	NCE Energy Assets (1995) Fund	NCE Oil and Gas (1995) Fund	NCE Energy Assets (1996) Fund	NCE Oil and Gas (1996) Fund	NCE Oil and Gas (1997) Fund	Acquired Partnerships Combined
Revenues										
Oil and gas, net of royalties	$ 404,085	$ 809,849	$ 199,263	$ 2,021,543	$ 625,781	$ 2,594,540	$ 1,225,765	$ 3,053,841	$ 2,381,882	$13,316,549
Interest	341	1,045	203	2,132	647	2,327	1,543	4,396	2,736	15,370
	404,426	810,894	199,466	2,023,675	626,428	2,596,867	1,227,308	3,058,237	2,384,618	13,331,919
Expenses										
Depletion and depreciation	76,090	165,162	48,355	524,711	189,450	791,558	407,628	746,215	1,160,000	4,109,169
Site reclamation and abandonment provision	3,477	11,062	4,308	46,680	19,872	86,199	21,803	62,175	49,939	305,515
Lease operating	120,335	261,438	50,269	826,260	259,110	1,087,137	374,079	906,539	632,605	4,517,772
General and administrative (Note 2)	60,672	106,755	49,257	193,183	89,526	285,611	174,442	363,854	296,718	1,620,018
Interest	1,336	3,127	-	13,211	5,983	17,436	7,067	18,905	6,222	73,287
	261,910	547,544	152,189	1,604,045	563,941	2,267,941	985,019	2,097,688	2,145,484	10,625,761
Net income	142,516	263,350	47,277	419,630	62,487	328,926	242,289	960,549	239,134	2,706,158
Partners' Capital, beginning of period	420,604	1,198,615	338,370	4,135,152	1,574,403	6,377,159	2,128,701	3,589,465	5,196,808	24,959,277
Redemption of units	(1,500)	(23,679)	(682)	(68,431)	(10,734)	(24,072)	(28,615)	(25,476)	(3,724)	(186,913)
Cash distributions	(57,675)	(210,450)	(28,485)	(501,800)	(137,385)	(442,900)	(235,815)	(494,306)	(421,050)	(2,529,866)
Partners' Capital, end of period	$ 503,945	$ 1,227,836	$ 356,480	$ 3,984,551	$ 1,488,771	$ 6,239,113	$ 2,106,560	$ 4,030,232	$ 5,011,168	$24,948,656

The accompanying notes are integral to these financial statements.

Combined Statement of Cash Flows
For the Six Months Ended June 30, 2002
(Unaudited)

	NCE Energy Assets (1993) Fund	NCE Oil and Gas (1993) Fund	NCE Energy Assets (1994) Fund	NCE Oil and Gas (1994) Fund	NCE Energy Assets (1995) Fund	NCE Oil and Gas (1995) Fund	NCE Energy Assets (1996) Fund	NCE Oil and Gas (1996) Fund	NCE Oil and Gas (1997) Fund	Acquired Partnerships Combined
Cash provided by (used in)										
Operating activities										
Net income	$ 142,516	$ 263,350	$ 47,277	$ 419,630	$ 62,487	$ 328,926	$ 242,289	$ 960,549	$ 239,134	$ 2,706,158
Add items not affecting cash										
Depletion and depreciation	76,090	165,162	48,355	524,711	189,450	791,558	407,628	746,215	1,160,000	4,109,169
Site reclamation and abandonment provision	3,477	11,062	4,308	46,680	19,872	86,199	21,803	62,175	49,939	305,515
Cash flow from operations	222,083	439,574	99,940	991,021	271,809	1,206,683	671,720	1,768,939	1,449,073	7,120,842
Change in non-cash working capital	(146,078)	(195,075)	(55,274)	69,414	200,893	(415,523)	(26,033)	(492,712)	(568,933)	(1,629,321)
Cash provided from operating activities	76,005	244,499	44,666	1,060,435	472,702	791,160	645,687	1,276,227	880,140	5,491,521
Financing activities										
Bank indebtedness	(72,917)	(170,138)	-	(580,370)	(341,208)	(955,404)	(387,926)	(1,038,233)	(340,277)	(3,886,473)
Redemption of units	(1,500)	(23,679)	(682)	(68,431)	(10,734)	(24,072)	(28,615)	(25,476)	(3,724)	(186,913)
Cash distributions	(57,675)	(210,450)	(28,485)	(501,800)	(137,385)	(442,900)	(235,815)	(494,306)	(421,050)	(2,529,866)
Cash used in finanncing activities	(132,092)	(404,267)	(29,167)	(1,150,601)	(489,327)	(1,422,376)	(652,356)	(1,558,015)	(765,051)	(6,603,252)
Investing activities										
Additions to oil and gas properties	(9,411)	(22,240)	364	(39,922)	(25,498)	(87,967)	(179,706)	(303,836)	163,642	(504,574)
Proceeds on disposition of oil and gas properties	(130)	(196)	(489)	(8,557)	1,045	403,803	2,792	404,179	53,298	855,745
Site reclamation and abandonment costs incurred	-	-	-	-	(1,832)	(6,967)	(15)	(570)	(34)	(9,418)
Cash used in investing activities	(9,541)	(22,436)	(125)	(48,479)	(26,285)	308,869	(176,929)	99,773	216,906	341,753
Change in cash and cash equivalents	(65,628)	(182,204)	15,374	(138,645)	(42,910)	(322,347)	(183,598)	(182,015)	331,995	(769,978)
Cash and cash equivalents (overdraft), beginning of period	71,376	203,459	(1,522)	217,360	121,884	348,635	203,458	341,556	159,797	1,666,003
Cash and cash equivalents, end of period	$ 5,748	$ 21,255	$ 13,852	$ 78,715	$ 78,974	$ 26,288	$ 19,860	$ 159,541	$ 491,792	$ 896,025

The accompanying notes are integral to these financial statements.

Notes to Combined Financial Statements

June 30, 2002
(Unaudited)

1. Basis of Presentation

The combined financial statements were prepared from the unaudited interim individual entity financial statements as at and for the six month period ended June 30, 2002 and reflect the accounts of nine limited partnerships, namely NCE Energy Assets (1993) Fund, NCE Oil & Gas (1993) Fund, NCE Energy Assets (1994) Fund, NCE Oil & Gas (1994) Fund, NCE Energy Assets (1995) Fund, NCE Oil & Gas (1995) Fund, NCE Energy Assets (1996) Fund, NCE Oil & Gas (1996) Fund and NCE Oil & Gas (1997) Fund; all the assets and liabilities of which were acquired by Endev Energy Inc. on June 30, 2002.

Inter entity transactions, if any, have not been eliminated.

The individual entity financial statements were prepared following the same accounting policies and methods of their application and no adjustments were necessary to present the financial statements on a comparable basis. These statements should be read in conjunction with the audited financial statements of each of the nine limited partnerships as at December 31, 2001.

2. General and Administrative Expenses

	NCE Energy Assets (1993) Fund	NCE Oil and Gas (1993) Fund	NCE Energy Assets (1994) Fund	NCE Oil and Gas (1994) Fund	NCE Energy Assets (1995) Fund
General and administrative	61,109	111,260	49,257	206,265	89,641
Management fees to General Partner	(437)	(243)	-	(490)	-
Investor services fee	-	(4,262)	-	(12,592)	(115)
	60,672	106,755	49,257	193,183	89,526

	NCE Oil and Gas (1995) Fund	NCE Energy Assets (1996) Fund	NCE Oil and Gas (1996) Fund	NCE Oil and Gas (1997) Fund	Acquired Partnerships Combined
General and administrative	302,222	176,198	379,193	305,648	1,680,793
Management fees to General Partner	(906)	(34)	(207)	(466)	(2,783)
Investor services fee	(15,705)	(1,722)	(15,132)	(8,464)	(57,992)
	285,611	174,442	363,854	296,718	1,620,018

NCE Energy Assets (1993) Fund
Balance Sheet

	June 30 2002 (Unaudited)	December 31 2001 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 5,748	$ 71,376
Accounts receivable		
Trade	183,368	28,787
Other	378	-
Total current assets	189,494	100,163
Oil and gas properties, at cost	7,908,618	7,899,208
less accumulated depletion and depreciation	(7,360,570)	(7,284,480)
	548,048	614,728
Total Assets	$ 737,542	$ 714,891
Liabilities and Partners' Capital		
Current liabilities		
Bank indebtedness	$ -	$ 72,917
Accounts payable and accrued liabilities	17,045	15,065
Payable to affiliates	20,881	13,980
Total current liabilities	37,926	101,962
Site reclamation and abandonment	195,671	192,325
Partners' capital - 11,515 (11,535) units outstanding	503,945	420,604
	$ 737,542	$ 714,891

The accompanying notes are integral to these financial statements.

NCE Energy Assets (1993) Fund
Statement of Operations and Partners' Capital

For the six months ended June 30	2002	2001
	(Unaudited)	(Unaudited)
Revenues		
Oil and gas, net of royalties	$ 404,085	$ 397,056
Interest	341	2,805
	404,426	399,861
Expenses		
Depletion and depreciation	76,090	52,476
Site reclamation and abandonment provision	3,477	1,928
Lease operating	120,335	126,684
General and administrative	61,109	47,175
Management fees to General Partner	(437)	16,950
Interest	1,336	5,650
	261,910	250,863
Net income for the period	142,516	148,998
Partners' capital, beginning of period	420,604	738,686
Redemption of units	(1,500)	-
Cash distributions	(57,675)	(369,120)
Partners' capital, end of period	$ 503,945	$ 518,564

The accompanying notes are integral to these financial statements.

NCE Energy Assets (1993) Fund
Statement of Cash Flows

For the six months ended June 30	2002 (Unaudited)	2001 (Unaudited)
Cash provided by (used in)		
Operating activities		
Net income for the period	$ 142,516	$ 148,998
Add items not affecting cash		
Depletion and depreciation	76,090	52,476
Site reclamation and abandonment provision	3,477	1,928
Cash flow from operations	222,083	203,402
Change in non-cash working capital	(146,078)	61,187
Cash provided by operating activities	76,005	264,589
Financing activities		
Bank indebtness	(72,917)	29,000
Redemption of units	(1,500)	-
Cash distributions	(57,675)	(369,120)
Cash used in financing activities	(132,092)	(340,120)
Investing activities		
Additions to oil and gas properties	(9,411)	(34,212)
Site reclamation and abandonment costs (incurred) recovered	(130)	-
Cash provided by (used in) investing activities	(9,541)	(34,212)
Change in cash and cash equivalents	(65,628)	(109,743)
Cash and cash equivalents, beginning of period	71,376	110,115
Cash and cash equivalents, end of period	$ 5,748	$ 372
Interest paid during the period	$ 1,336	$ 5,650

The accompanying notes are integral to these financial statements.

NCE Energy Assets (1993) Fund
Notes to Interim Financial Statements

June 30, 2002
(Unaudited)

1. INTERIM FINANCIAL STATEMENTS

These unaudited interim financial statements have been prepared following the same accounting policies and methods of their application as the most recent annual financial statements. Disclosures provided are incremental to those included with the audited financial statements and certain disclosures, which are normally required to be included in the notes to annual financial statements have been condensed or omitted. These statements should be read in conjunction with the audited financial statements of NCE Energy Assets (1993) Fund as at December 31, 2001.

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

2. SUBSEQUENT EVENT

Subsequent to June 30, 2003 Endev Energy Inc. acquired all the assets and liabilities of the partnership in exchange for a total 1,500,572 common shares of Endev Energy Inc. which were issued at $0.63 per share based on an independent valuation of the assets and liabilities by Sayer Securities and a fairness opinion prepared by Yorkton Securities Inc.

NCE Oil & Gas (1993) Fund
Balance Sheet

		June 30 2002 (Unaudited)		December 31 2001 (Audited)
Assets				
Current assets				
Cash and cash equivalents	$	21,255	$	203,459
Accounts receivable				
Trade		369,956		120,623
Due from affiliates		2,875		34,104
Other		791		923
Total current assets		394,877		359,109
Oil and gas properties, at cost		14,666,924		14,644,684
less accumulated depletion and depreciation		(13,401,293)		(13,236,131)
		1,265,631		1,408,553
Total Assets	$	1,660,508	$	1,767,662
Liabilities and Partners' Capital				
Current liabilities				
Bank indebtedness	$	-	$	170,138
Accounts payable and accrued liabilities		47,373		10,792
Payable to affiliates		-		13,684
Total current liabilities		47,373		194,614
Site reclamation and abandonment		385,299		374,433
Partners' capital - 8,332 (8,418) units outstanding		1,227,836		1,198,615
	$	1,660,508	$	1,767,662

The accompanying notes are integral to these financial statements.

NCE Oil & Gas (1993) Fund
Statement of Operations and Partners' Capital

For the six months ended June 30	2002 (Unaudited)	2001 (Unaudited)
Revenues		
Oil and gas, net of royalties	$ 809,849	$ 1,058,191
Interest	1,045	13,154
	810,894	1,071,345
Expenses		
Depletion and depreciation	165,162	133,064
Site reclamation and abandonment provision	11,062	9,418
Lease operating	261,438	268,315
General and administrative	111,260	92,575
Management fees to General Partner	(243)	53,275
Investor services fee	(4,262)	17,758
Interest	3,127	125
	547,544	574,530
Net income for the period	263,350	496,815
Partners' capital, beginning of period	1,198,615	2,055,728
Redemption of units	(23,679)	-
Cash distributions	(210,450)	(1,010,160)
Partners' capital, end of period	$ 1,227,836	$ 1,542,383

The accompanying notes are integral to these financial statements.

NCE Oil & Gas (1993) Fund
Statement of Cash Flows

For the six months ended June 30	**2002**	2001
	(Unaudited)	(Unaudited)
Cash provided by (used in)		
Operating activities		
Net income for the period	**$ 263,350**	$ 496,815
Add items not affecting cash		
Depletion and depreciation	**165,162**	133,064
Site reclamation and abandonment provision	**11,062**	9,418
Cash flow from operations	**439,574**	639,297
Change in non-cash working capital	**(195,075)**	84,360
Cash provided by operating activities	**244,499**	723,657
Financing activities		
Bank indebtness	**(170,138)**	-
Redemption of units	**(23,679)**	-
Cash distributions	**(210,450)**	(1,010,160)
Cash used in financing activities	**(404,267)**	(1,010,160)
Investing activities		
Additions to oil and gas properties	**(22,240)**	(58,492)
Site reclamation and abandonment costs (incurred) recovered	**(196)**	
Cash provided by (used in) investing activities	**(22,436)**	(58,492)
Change in cash and cash equivalents	**(182,204)**	(344,995)
Cash and cash equivalents, beginning of period	**203,459**	429,808
Cash and cash equivalents, end of period	**$ 21,255**	$ 84,813
Interest paid during the period	**$ 3,127**	$ 125

The accompanying notes are integral to these financial statements.

NCE Oil and Gas (1993) Fund
Notes to Interim Financial Statements

June 30, 2002
(Unaudited)

1. INTERIM FINANCIAL STATEMENTS

These unaudited interim financial statements have been prepared following the same accounting policies and methods of their application as the most recent annual financial statements. Disclosures provided are incremental to those included with the audited financial statements and certain disclosures, which are normally required to be included in the notes to annual financial statements have been condensed or omitted. These statements should be read in conjunction with the audited financial statements of NCE Oil and Gas (1993) Fund as at December 31, 2001.

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

2. SUBSEQUENT EVENT

Subsequent to June 30, 2003 Endev Energy Inc. acquired all the assets and liabilities of the partnership in exchange for a total 3,550,939 common shares of Endev Energy Inc. which were issued at $0.63 per share based on an independent valuation of the assets and liabilities by Sayer Securities and a fairness opinion prepared by Yorkton Securities Inc.

NCE Energy Assets (1994) Fund
Balance Sheet

	June 30 2002 (Unaudited)	December 31 2001 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 13,852	$ -
Accounts receivable		
Trade	103,845	14,696
Due from affiliates	-	4,592
Other	314	-
Total current assets	118,011	19,288
Oil and gas properties, at cost	3,774,109	3,774,474
less accumulated depletion and depreciation	(3,385,764)	(3,337,409)
	388,345	437,065
	$ 506,356	$ 456,353
Liabilities and Partners' Capital		
Current liabilities		
Bank indebtedness	-	$ 1,522
Accounts payable and accrued liabilities	$ 43,192	16,763
Payable to affiliates	4,837	1,669
Total current liabilities	48,029	19,954
Site reclamation and abandonment	101,847	98,029
Partners' capital - 5,692 (5,697) units outstanding	356,480	338,370
	$ 506,356	$ 456,353

The accompanying notes are integral to these financial statements.

NCE Energy Assets (1994) Fund
Statement of Operations and Partners' Capital

For the six months ended June 30		2002		2001
		(Unaudited)		(Unaudited)
Revenues				
Oil and gas, net of royalties	$	199,263	$	333,158
Interest		203		4,048
		199,466		337,206
Expenses				
Depletion and depreciation		48,355		50,740
Site reclamation and abandonment provision		4,308		4,515
Lease operating		50,269		50,701
General and administrative		49,257		38,135
Management fees to General Partner		-		18,630
Investor services fee		-		6,210
		152,189		168,931
Net income for the period		47,277		168,275
Partners' capital, beginning of period		338,370		653,726
Redemption of units		(682)		-
Cash distributions		(28,485)		(341,820)
Partners' capital, end of period	$	356,480	$	480,181

The accompanying notes are integral to these financial statements.

NCE Energy Assets (1994) Fund
Statement of Cash Flows

For the six months ended June 30	2002 (Unaudited)	2001 (Unaudited)
Cash provided by (used in)		
Operating activities		
Net income for the period	$ 47,277	$ 168,275
Add items not affecting cash		
Depletion and depreciation	48,355	50,740
Site reclamation and abandonment provision	4,308	4,515
Cash flow from operations	99,940	223,530
Change in non-cash working capital	(55,274)	37,019
Cash provided by operating activities	44,666	260,549
Financing activities		
Redemption of units	(682)	-
Cash distributions	(28,485)	(341,820)
Cash used in financing activities	(29,167)	(341,820)
Investing activities		
Additions to oil and gas properties	364	(8,771)
Site reclamation and abandonment costs (incurred) recovered	(489)	(7)
Cash provided by (used in) investing activities	(125)	(8,778)
Change in cash and cash equivalents	15,374	(90,049)
Cash and cash equivalents, beginning of period	(1,522)	131,427
Cash and cash equivalents, end of period	$ 13,852	$ 41,378
Interest paid during the period	$ -	$ -

The accompanying notes are integral to these financial statements.

NCE Energy Assets (1994) Fund

Notes to Interim Financial Statements

June 30, 2002

(Unaudited)

1. INTERIM FINANCIAL STATEMENTS

These unaudited interim financial statements have been prepared following the same accounting policies and methods of their application as the most recent annual financial statements. Disclosures provided are incremental to those included with the audited financial statements and certain disclosures, which are normally required to be included in the notes to annual financial statements have been condensed or omitted. These statements should be read in conjunction with the audited financial statements of NCE Energy Assets (1994) Fund as at December 31, 2001.

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

2. SUBSEQUENT EVENT

Subsequent to June 30, 2003 Endev Energy Inc. acquired all the assets and liabilities of the partnership in exchange for a total 1,342,064 common shares of Endev Energy Inc. which were issued at $0.63 per share based on an independent valuation of the assets and liabilities by Sayer Securities and a fairness opinion prepared by Yorkton Securities Inc.

NCE Oil & Gas (1994) Fund
Balance Sheet

		June 30 2002		December 31 2001
		(Unaudited)		(Audited)
Assets				
Current assets				
Cash and cash equivalents	**$**	**78,715**	$	217,360
Accounts receivable				
Trade		**362,886**		182,701
Due from affiliates		**-**		61,537
Other		**8,254**		6,887
Total current assets		**449,855**		468,485
Oil and gas properties, at cost		**21,197,988**		21,158,066
less accumulated depletion and depreciation		**(16,800,462)**		(16,275,751)
		4,397,526		4,882,315
	$	**4,847,381**	$	5,350,800

Liabilities and Partners' Capital				
Current liabilities				
Bank indebtedness	**$**	**-**	$	580,370
Accounts payable and accrued liabilities		**296,641**		69,527
Payable to affiliates		**1,444**		39,129
Total current liabilities		**298,085**		689,026
Site reclamation and abandonment		**564,745**		526,622
Partners' capital - 9,920 (10,036) units outstanding		**3,984,551**		4,135,152
	$	**4,847,381**	$	5,350,800

The accompanying notes are integral to these financial statements.

NCE Oil & Gas (1994) Fund

Statement of Operations and Partners' Capital

For the six months ended June 30		**2002**		2001
		(Unaudited)		(Unaudited)
Revenues				
Oil and gas, net of royalties	**$**	**2,021,543**	$	2,745,367
Interest		**2,132**		38,677
		2,023,675		2,784,044
Expenses				
Depletion and depreciation		**524,711**		535,329
Site reclamation and abandonment provision		**46,680**		53,007
Lease operating		**826,260**		644,576
General and administrative		**206,265**		197,103
Management fees to General Partner		**(490)**		127,158
Investor services fee		**(12,592)**		42,386
Interest		**13,211**		24,939
		1,604,045		1,624,498
Net income for the period		**419,630**		1,159,546
Partners' capital, beginning of period		**4,135,152**		6,213,853
Redemption of units		**(68,431)**		-
Cash distributions		**(501,800)**		(2,007,200)
Partners' capital, end of period	**$**	**3,984,551**	$	5,366,199

The accompanying notes are integral to these financial statements.

NCE Oil & Gas (1994) Fund
Statement of Cash Flows

For the six months ended June 30	2002	2001
	(Unaudited)	(Unaudited)
Cash provided by (used in)		
Operating activities		
Net income for the period	$ 419,630	$ 1,159,546
Add items not affecting cash		
Depletion and depreciation	524,711	535,329
Site reclamation and abandonment provision	46,680	53,007
Cash flow from operations	991,021	1,747,882
Change in non-cash working capital	69,414	(410,109)
Cash provided by operating activities	1,060,435	1,337,773
Financing activities		
Bank indebtness	(580,370)	(191,940)
Redemption of units	(68,431)	-
Cash distributions	(501,800)	(2,007,200)
Cash used in financing activities	(1,150,601)	(2,199,140)
Investing activities		
Additions to oil and gas properties	(39,922)	(46,030)
Proceeds on disposition of oil and gas properties	-	153,081
Site reclamation and abandonment costs (incurred) recovered	(8,557)	(30,082)
Cash provided by (used in) investing activities	(48,479)	76,969
Change in cash and cash equivalents	(138,645)	(784,398)
Cash and cash equivalents, beginning of period	217,360	1,611,447
Cash and cash equivalents, end of period	$ 78,715	$ 827,049
Interest paid during the period	$ 13,211	$ 24,939

The accompanying notes are integral to these financial statements.

NCE Oil and Gas (1994) Fund

Notes to Interim Financial Statements

June 30, 2002

(Unaudited)

1. INTERIM FINANCIAL STATEMENTS

These unaudited interim financial statements have been prepared following the same accounting policies and methods of their application as the most recent annual financial statements. Disclosures provided are incremental to those included with the audited financial statements and certain disclosures, which are normally required to be included in the notes to annual financial statements have been condensed or omitted. These statements should be read in conjunction with the audited financial statements of NCE Oil and Gas (1994) Fund as at December 31, 2001.

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

2. SUBSEQUENT EVENT

Subsequent to June 30, 2003 Endev Energy Inc. acquired all the assets and liabilities of the partnership in exchange for a total 10,212,091 common shares of Endev Energy Inc. which were issued at $0.63 per share based on an independent valuation of the assets and liabilities by Sayer Securities and a fairness opinion prepared by Yorkton Securities Inc.

NCE Energy Assets (1995) Fund
Balance Sheet

		June 30 2002 (Unaudited)		December 31 2001 (Audited)
Assets				
Current assets				
Cash and cash equivalents	$	**78,974**	$	121,884
Accounts receivable				
Trade		**122,089**		74,543
Due from affiliates		**10,123**		15,928
Other		**14,570**		19,290
Total current assets		**225,756**		231,645
Oil and gas properties, at cost		**7,839,006**		7,814,553
less accumulated depletion and depreciation		**(6,069,246)**		(5,879,796)
		1,769,760		1,934,757
	$	**1,995,516**	$	2,166,402
Liabilities and Partners' Capital				
Current liabilities				
Bank indebtedness	$	**-**	$	341,208
Accounts payable and accrued liabilities		**275,072**		36,318
Payable to affiliates		**-**		840
Total current liabilities		**275,072**		378,366
Site reclamation and abandonment		**231,673**		213,633
Partners' capital - 9,109 (9,159) units outstanding		**1,488,771**		1,574,403
	$	**1,995,516**	$	2,166,402

The accompanying notes are integral to these financial statements.

NCE Energy Assets (1995) Fund
Statement of Operations and Partners' Capital

For the six months ended June 30	2002	2001
	(Unaudited)	(Unaudited)
Revenues		
Oil and gas, net of royalties	$ 625,781	$ 930,303
Interest	647	10,607
	626,428	940,910
Expenses		
Depletion and depreciation	189,450	189,285
Site reclamation and abandonment provision	19,872	19,942
Lease operating	259,110	322,297
General and administrative	89,641	68,746
Management fees to General Partner	-	32,160
Investor services fee	(115)	10,720
Interest	5,983	13,783
	563,941	656,933
Net income for the period	62,487	283,977
Partners' capital, beginning of period	1,574,403	2,170,791
Redemption of units	(10,734)	-
Cash distributions	(137,385)	(595,335)
Partners' capital, end of period	$ 1,488,771	$ 1,859,433

The accompanying notes are integral to these financial statements.

NCE Energy Assets (1995) Fund
Statement of Cash Flows

For the six months ended June 30	2002	2001
	(Unaudited)	(Unaudited)
Cash provided by (used in)		
Operating activities		
Net income for the period	$ 62,487	$ 283,977
Add items not affecting cash		
Depletion and depreciation	189,450	189,285
Site reclamation and abandonment provision	19,872	19,942
Cash flow from operations	271,809	493,204
Change in non-cash working capital	200,893	29,887
Cash provided by operating activities	472,702	523,091
Financing activities		
Bank indebtness	(341,208)	(107,766)
Redemption of units	(10,734)	-
Cash distributions	(137,385)	(595,335)
Cash used in financing activities	(489,327)	(703,101)
Investing activities		
Additions to oil and gas properties	(25,498)	(1,225)
Proceeds on disposition of oil and gas properties	1,045	325
Site reclamation and abandonment costs (incurred) recovered	(1,832)	(472)
Cash provided by (used in) investing activities	(26,285)	(1,372)
Change in cash and cash equivalents	(42,910)	(181,382)
Cash and cash equivalents, beginning of period	121,884	307,910
Cash and cash equivalents, end of period	$ 78,974	$ 126,528
Interest paid during the period	$ 5,983	$ 13,783

The accompanying notes are integral to these financial statements.

NCE Energy Assets (1995) Fund
Notes to Interim Financial Statements

June 30, 2002
(Unaudited)

1. INTERIM FINANCIAL STATEMENTS

These unaudited interim financial statements have been prepared following the same accounting policies and methods of their application as the most recent annual financial statements. Disclosures provided are incremental to those included with the audited financial statements and certain disclosures, which are normally required to be included in the notes to annual financial statements have been condensed or omitted. These statements should be read in conjunction with the audited financial statements of NCE Energy Assets (1995) Fund as at December 31, 2001.

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

2. SUBSEQUENT EVENT

Subsequent to June 30, 2003 Endev Energy Inc. acquired all the assets and liabilities of the partnership in exchange for a total 3,408,953 common shares of Endev Energy Inc. which were issued at $0.63 per share based on an independent valuation of the assets and liabilities by Sayer Securities and a fairness opinion prepared by Yorkton Securities Inc.

NCE Oil & Gas (1995) Fund
Balance Sheet

		June30 2002 (Unaudited)		December31 2001 (Audited)
Assets				
Current assets				
Cash and cash equivalents	$	**26,288**	$	348,635
Accounts receivable				
Trade		**866,002**		125,325
Due from affiliates		**-**		76,099
Other		**25,478**		32,143
Total current assets		**917,768**		582,202
Oil and gas properties, at cost		**36,693,157**		37,008,994
less accumulated depletion and depreciation		**(30,190,329)**		(29,398,771)
		6,502,828		7,610,223
	$	**7,420,596**		$8,192,425

Liabilities and Partners' Capital				
Current liabilities				
Bank indebtedness	$	**-**	$	955,404
Accounts payable and accrued liabilities		**480,418**		197,981
Payable to affiliates		**10,362**		50,409
Total current liabilities		**490,780**		1,203,794
Site reclamation and abandonment		**690,703**		611,472
Partners' capital - 17,654 (17,716) units outstanding		**6,239,113**		6,377,159
	$	**7,420,596**	$	8,192,425

The accompanying notes are integral to these financial statements.

NCE Oil & Gas (1995) Fund
Statement of Operations and Partners' Capital

For the six months ended June 30	2002 (Unaudited)	2001 (Unaudited)
Revenues		
Oil and gas, net of royalties	$ 2,594,540	$ 3,642,920
Interest	2,327	40,893
	2,596,867	3,683,813
Expenses		
Depletion and depreciation	791,558	777,299
Site reclamation and abandonment provision	86,199	73,632
Lease operating	1,087,137	1,046,148
General and administrative	302,222	251,439
Management fees to General Partner	(906)	149,845
Investor services fee	(15,705)	49,948
Interest	17,436	44,113
	2,267,941	2,392,424
Net income for the period	328,926	1,291,389
Partners' capital, beginning of period	6,377,159	9,103,356
Redemption of units	(24,072)	-
Cash distributions	(442,900)	(2,303,080)
Partners' capital, end of period	$ 6,239,113	$ 8,091,665

The accompanying notes are integral to these financial statements.

NCE Oil & Gas (1995) Fund
Statement of Cash Flows

For the six months ended June 30	2002 (Unaudited)	2001 (Unaudited)
Cash provided by (used in)		
Operating activities		
Net income for the period	$ 328,926	$ 1,291,389
Add items not affecting cash		
Depletion and depreciation	791,558	777,299
Site reclamation and abandonment provision	86,199	73,632
Cash flow from operations	1,206,683	2,142,320
Change in non-cash working capital	(415,523)	223,776
Cash provided by operating activities	791,160	2,366,096
Financing activities		
Bank indebtness	(955,404)	(312,870)
Redemption of units	(24,072)	-
Cash distributions	(442,900)	(2,303,080)
Cash used in financing activities	(1,422,376)	(2,615,950)
Investing activities		
Additions to oil and gas properties	(87,967)	(46,839)
Proceeds on disposition of oil and gas properties	403,803	153,423
Site reclamation and abandonment costs (incurred) recovered	(6,967)	(31,312)
Cash provided by (used in) investing activities	308,869	75,272
Change in cash and cash equivalents	(322,347)	(174,582)
Cash and cash equivalents, beginning of period	348,635	1,120,945
Cash and cash equivalents, end of period	$26,288	$946,363
Interest paid during the period	$ 17,436	$ 44,113

The accompanying notes are integral to these financial statements.

NCE Oil and Gas (1995) Fund
Notes to Interim Financial Statements
June 30, 2002

(Unaudited)

1. **INTERIM FINANCIAL STATEMENTS**

These unaudited interim financial statements have been prepared following the same accounting policies and methods of their application as the most recent annual financial statements. Disclosures provided are incremental to those included with the audited financial statements and certain disclosures, which are normally required to be included in the notes to annual financial statements have been condensed or omitted. These statements should be read in conjunction with the audited financial statements of NCE Oil and Gas (1995) Fund as at December 31, 2001.

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

2. **SUBSEQUENT EVENT**

Subsequent to June 30, 2003 Endev Energy Inc. acquired all the assets and liabilities of the partnership in exchange for a total 11,919,963 common shares of Endev Energy Inc. which were issued at $0.63 per share based on an independent valuation of the assets and liabilities by Sayer Securities and a fairness opinion prepared by Yorkton Securities Inc.

NCE Energy Assets (1996) Fund
Balance Sheet

		June 30 2002 (Unaudited)		December 31 2001 (Audited)
Assets				
Current assets				
Cash and cash equivalents	$	**19,860**	$	203,458
Accounts receivable				
Trade		**347,054**		119,216
Due from affiliates		**11,417**		40,778
Other		**630**		25,586
Total current assets		**378,961**		389,038
Oil and gas properties, at cost		**14,551,471**		14,374,557
less accumulated depletion and depreciation		**(12,371,413)**		(11,963,785)
		2,180,058		2,410,772
	$	**2,559,019**	$	2,799,810
Liabilities and Partners' Capital				
Current liabilities				
Bank indebtedness	$	**-**	$	387,926
Accounts payable and accrued liabilities		**214,860**		62,722
Payable to affiliates		**-**		4,650
Total current liabilities		**214,860**		455,298
Site reclamation and abandonment		**237,599**		215,811
Partners' capital - 15,598 (15,721) units outstanding		**2,106,560**		2,128,701
	$	**2,559,019**	$	2,799,810

The accompanying notes are integral to these financial statements.

NCE Energy Assets (1996) Fund
Statement of Operations and Partners' Capital

For the six months ended June 30	2002 (Unaudited)	2001 (Unaudited)
Revenues		
Oil and gas, net of royalties	$ 1,225,765	$ 1,261,743
Interest	1,543	16,392
	1,227,308	1,278,135
Expenses		
Depletion and depreciation	407,628	317,662
Site reclamation and abandonment provision	21,803	19,179
Lease operating	374,079	283,310
General and administrative	176,198	99,853
Management fees to General Partner	(34)	27,565
Investor services fee	(1,722)	7,351
Interest	7,067	10,770
	985,019	765,690
Net income for the period	242,289	512,445
Partners' capital, beginning of period	2,128,701	3,140,088
Redemption of units	(28,615)	-
Cash distributions	(235,815)	(1,100,470)
Partners' capital, end of period	$ 2,106,560	$ 2,552,063

The accompanying notes are integral to these financial statements.

NCE Energy Assets (1996) Fund
Statement of Cash Flows

For the six months ended June 30	2002	2001
	(Unaudited)	(Unaudited)
Cash provided by (used in)		
Operating activities		
Net income for the period	$ 242,289	$ 512,445
Add items not affecting cash		
Depletion and depreciation	407,628	317,662
Site reclamation and abandonment provision	21,803	19,179
Cash flow from operations	671,720	849,286
Change in non-cash working capital	(26,033)	(121,563)
Cash provided by operating activities	645,687	727,723
Financing activities		
Bank indebtness	(387,926)	(148,620)
Redemption of units	(28,615)	-
Cash distributions	(235,815)	(1,100,470)
Cash used in financing activities	(652,356)	(1,249,090)
Investing activities		
Additions to oil and gas properties	(179,706)	(22,244)
Proceeds on disposition of oil and gas properties	2,792	-
Site reclamation and abandonment costs (incurred) recovered	(15)	(503)
Cash provided by (used in) investing activities	(176,929)	(22,747)
Change in cash and cash equivalents	(183,598)	(544,114)
Cash and cash equivalents, beginning of period	203,458	724,895
Cash and cash equivalents, end of period	$ 19,860	$ 180,781
Interest paid during the period	$ 7,067	$ 10,770

The accompanying notes are integral to these financial statements.

NCE Energy Assets (1996) Fund
Notes to Interim Financial Statements

June 30, 2002
(Unaudited)

1. INTERIM FINANCIAL STATEMENTS

These unaudited interim financial statements have been prepared following the same accounting policies and methods of their application as the most recent annual financial statements. Disclosures provided are incremental to those included with the audited financial statements and certain disclosures, which are normally required to be included in the notes to annual financial statements have been condensed or omitted. These statements should be read in conjunction with the audited financial statements of NCE Energy Assets (1996) Fund as at December 31, 2001.

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

2. SUBSEQUENT EVENT

Subsequent to June 30, 2003 Endev Energy Inc. acquired all the assets and liabilities of the partnership in exchange for a total 6,009,586 common shares of Endev Energy Inc. which were issued at $0.63 per share based on an independent valuation of the assets and liabilities by Sayer Securities and a fairness opinion prepared by Yorkton Securities Inc.

NCE Oil & Gas (1996) Fund
Balance Sheet

		June 30 2002 (Unaudited)		December 31 2001 (Audited)
Assets				
Current assets				
Cash and cash equivalents	$	**159,541**	$	341,556
Accounts receivable				
Trade		**1,125,563**		166,085
Subscription receivable		-		17,078
Due from affiliates		-		85,489
Other		**1,836**		28,769
Total current assets		**1,286,940**		638,977
Oil and gas properties, at cost		**29,863,070**		29,963,413
less accumulated depletion and depreciation		**(25,575,326)**		(24,829,111)
		4,287,744		5,134,302
	$	**5,574,684**	$	5,773,279

Liabilities and Partners' Capital				
Current liabilities				
Bank indebtedness	$	-	$	1,038,233
Accounts payable and accrued liabilities		**854,918**		509,078
Payable to affiliates		**9,872**		18,445
Total current liabilities		**864,790**		1,565,756
Site reclamation and abandonment		**679,662**		618,058
Partners' capital - 14,077 (14,123) units outstanding		**4,030,232**		3,589,465
	$	**5,574,684**	$	5,773,279

The accompanying notes are integral to these financial statements.

NCE Oil & Gas (1996) Fund
Statement of Operations and Partners' Capital

For the six months ended June 30		2002 (Unaudited)	2001 (Unaudited)
Revenues			
Oil and gas, net of royalties	$	**3,053,841**	$ 2,832,771
Interest		**4,396**	33,822
		3,058,237	2,866,593
Expenses			
Depletion and depreciation		**746,215**	647,901
Site reclamation and abandonment provision		**62,175**	62,959
Lease operating		**906,539**	764,062
General and administrative		**379,193**	200,300
Management fees to General Partner		**(207)**	121,689
Investor services fee		**(15,132)**	40,563
Interest		**18,905**	18,281
		2,097,688	1,855,755
Net income for the period		**960,549**	1,010,838
Partners' capital, beginning of period		**3,589,465**	5,926,091
Redemption of units		**(25,476)**	-
Cash distributions		**(494,306)**	(1,906,605)
Partners' capital, end of period	$	**4,030,232**	$ 5,030,324

The accompanying notes are integral to these financial statements.

NCE Oil & Gas (1996) Fund
Statement of Cash Flows

For the six months ended June 30	2002 (Unaudited)	2001 (Unaudited)
Cash provided by (used in)		
Operating activities		
Net income for the period	$ 960,549	$ 1,010,838
Add items not affecting cash		
Depletion and depreciation	746,215	647,901
Site reclamation and abandonment provision	62,175	62,959
Cash flow from operations	1,768,939	1,721,698
Change in non-cash working capital	(492,712)	181,357
Cash provided by operating activities	1,276,227	1,903,055
Financing activities		
Bank indebtness	(1,038,233)	(251,850)
Redemption of units	(25,476)	-
Cash distributions	(494,306)	(1,906,605)
Cash used in financing activities	(1,558,015)	(2,158,455)
Investing activities		
Additions to oil and gas properties	(303,836)	(242,659)
Proceeds on disposition of oil and gas properties	404,179	1,471
Site reclamation and abandonment costs (incurred) recovered	(570)	(9,575)
Cash provided by (used in) investing activities	99,773	(250,763)
Change in cash and cash equivalents	(182,015)	(506,163)
Cash and cash equivalents, beginning of period	341,556	1,103,521
Cash and cash equivalents, end of period	$ 159,541	$ 597,358

Interest paid during the period	$ 18,905	$ 18,281

The accompanying notes are integral to these financial statements.

NCE Oil and Gas (1996) Fund
Notes to Interim Financial Statements
June 30, 2002

(Unaudited)

1. **INTERIM FINANCIAL STATEMENTS**

These unaudited interim financial statements have been prepared following the same accounting policies and methods of their application as the most recent annual financial statements. Disclosures provided are incremental to those included with the audited financial statements and certain disclosures, which are normally required to be included in the notes to annual financial statements have been condensed or omitted. These statements should be read in conjunction with the audited financial statements of NCE Oil and Gas (1996) Fund as at December 31, 2001.

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

2. **SUBSEQUENT EVENT**

Subsequent to June 30, 2003 Endev Energy Inc. acquired all the assets and liabilities of the partnership in exchange for a total 13,812,391 common shares of Endev Energy Inc. which were issued at $0.63 per share based on an independent valuation of the assets and liabilities by Sayer Securities and a fairness opinion prepared by Yorkton Securities Inc.

NCE Oil & Gas (1997) Fund
Balance Sheet

		June 30 2002 (Unaudited)		December 31 2001 (Audited)
Assets				
Current assets				
Cash and cash equivalents	$	**491,792**	$	159,797
Accounts receivable				
Trade		**776,616**		239,065
Due from affiliates		**-**		42,637
Other		**1,397**		5,041
Total current assets		**1,269,805**		446,540
Oil and gas properties, at cost		**17,353,426**		17,570,366
less accumulated depletion and depreciation		**(13,133,696)**		(11,973,696)
		4,219,730		5,596,670
	$	**5,489,535**	$	6,043,210

Liabilities and Partners' Capital				
Current liabilities				
Bank indebtedness	$	**-**	$	340,277
Accounts payable and accrued liabilities		**59,521**		145,738
Payable to affiliates		**39,079**		30,525
Total current liabilities		**98,600**		516,540
Site reclamation and abandonment		**379,767**		329,862
Partners' capital - 8,411 (8,421) units outstanding		**5,011,168**		5,196,808
	$	**5,489,535**	$	6,043,210

The accompanying notes are integral to these financial statements.

NCE Oil & Gas (1997) Fund
Statement of Operations and Partners' Capital

For the six months ended June 30	2002 (Unaudited)	2001 (Unaudited)
Revenues		
Oil and gas, net of royalties	$ 2,381,882	$ 3,084,612
Interest	2,736	26,843
	2,384,618	3,111,455
Expenses		
Depletion and depreciation	1,160,000	1,270,186
Site reclamation and abandonment provision	49,939	57,946
Lease operating	632,605	693,991
General and administrative	305,648	209,227
Management fees to General Partner	(466)	165,882
Investor services fee	(8,464)	43,698
Interest	6,222	171
	2,145,484	2,441,101
Net income for the period	239,134	670,354
Partners' capital, beginning of period	5,196,808	7,900,877
Initial capital contributions	-	1,770
Redemption of units	(3,724)	-
Cash distributions	(421,050)	(1,684,200)
Partners' capital, end of period	$ 5,011,168	$ 6,888,801

The accompanying notes are integral to these financial statements.

NCE Oil & Gas (1997) Fund
Statement of Cash Flows

For the six months ended June 30	2002 (Unaudited)	2001 (Unaudited)
Cash provided by (used in)		
Operating activities		
Net income for the period	$ 239,134	$ 670,354
Add items not affecting cash		
Depletion and depreciation	1,160,000	1,270,186
Site reclamation and abandonment provision	49,939	57,946
Cash flow from operations	1,449,073	1,998,486
Change in non-cash working capital	(568,933)	(342,083)
Cash provided by operating activities	880,140	1,656,403
Financing activities		
Bank indebtness	(340,277)	-
Initial capital contributions	-	1,770
Redemption of units	(3,724)	-
Cash distributions	(421,050)	(1,684,200)
Cash used in financing activities	(765,051)	(1,682,430)
Investing activities		
Additions to oil and gas properties	163,642	(324,076)
Proceeds on disposition of oil and gas properties	53,298	36,421
Site reclamation and abandonment costs (incurred) recovered	(34)	3,690
Cash provided by (used in) investing activities	216,906	(283,965)
Change in cash and cash equivalents	331,995	(309,992)
Cash and cash equivalents, beginning of period	159,797	960,958
Cash and cash equivalents, end of period	$ 491,792	$ 650,966
Interest paid during the period	$ 6,222	$ 171

The accompanying notes are integral to these financial statements.

NCE Oil and Gas (1997) Fund
Notes to Interim Financial Statements
June 30, 2002

(Unaudited)

1. **INTERIM FINANCIAL STATEMENTS**

These unaudited interim financial statements have been prepared following the same accounting policies and methods of their application as the most recent annual financial statements. Disclosures provided are incremental to those included with the audited financial statements and certain disclosures, which are normally required to be included in the notes to annual financial statements have been condensed or omitted. These statements should be read in conjunction with the audited financial statements of NCE Oil and Gas (1997) Fund as at December 31, 2001.

The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

2. **SUBSEQUENT EVENT**

Subsequent to June 30, 2003 Endev Energy Inc. acquired all the assets and liabilities of the partnership in exchange for a total 5,397,040 common shares of Endev Energy Inc. which were issued at $0.63 per share based on an independent valuation of the assets and liabilities by Sayer Securities and a fairness opinion prepared by Yorkton Securities Inc.

Office of the Depositary

By Mail, Hand or Courier

Valiant Trust Company
Suite 510, 550 – 6th Avenue SW
Calgary, Alberta
T2P 0S2

Telephone: (403) 233-2801
Facsimile: (403) 233-2847

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone number and location set out above.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker or other professional advisor. Enquiries concerning the information in this document should be directed to Thomas Love, Chairman and Chief Financial Officer of Moxie Exploration Ltd. at (403) 215-9870 or Scott Bratt at FirstEnergy Capital Corp. at (403) 262-0600.

MOXIE EXPLORATION LTD.

Directors' Circular

recommending

ACCEPTANCE

of the Offer by

ENDEV ENERGY INC.

dated June 18, 2003

to purchase all of the

Common Shares of

MOXIE EXPLORATION LTD.

The Board of Directors unanimously recommends that the holders of Common Shares ACCEPT the Offer and TENDER their Common Shares to the Offer.

FirstEnergy Capital Corp. has provided its opinion that, as at the date of the Pre-Acquisition Agreement, May 27, 2003, the consideration offered under the Offer was fair, from a financial point of view, to holders of Common Shares.

June 18, 2003

Table of Contents

SUMMARY 3
GLOSSARY 6
DIRECTORS' CIRCULAR 9
REASONS FOR RECOMMENDATION 9
BACKGROUND TO THE OFFER 11
PRE-ACQUISITION AGREEMENT 12
LOCK-UP AGREEMENTS AND INTENTIONS OF DIRECTORS AND SENIOR OFFICERS WITH RESPECT TO THE OFFER 15
PRINCIPAL HOLDERS OF SECURITIES 16
OWNERSHIP OF SECURITIES OF MOXIE BY DIRECTORS AND SENIOR OFFICERS 16
TRADING IN SECURITIES OF MOXIE BY DIRECTORS AND SENIOR OFFICERS 17
ISSUANCES OF SECURITIES OF MOXIE TO DIRECTORS AND SENIOR OFFICERS 17
OWNERSHIP OF SECURITIES OF ENDEV 18
RELATIONSHIPS BETWEEN ENDEV AND THE DIRECTORS AND SENIOR OFFICERS OF MOXIE 18
AGREEMENTS BETWEEN MOXIE AND ITS DIRECTORS AND SENIOR OFFICERS 18
INTERESTS OF DIRECTORS, SENIOR OFFICERS AND OTHERS IN MATERIAL CONTRACTS WITH ENDEV 19
OTHER TRANSACTIONS RELATED TO THE OFFER 19
MATERIAL CHANGES 19
ENGAGEMENT OF FINANCIAL ADVISOR 20
OTHER INFORMATION AND MATTERS 20
STATUTORY RIGHTS OF ACTION 20
APPROVAL OF DIRECTORS' CIRCULAR 20
CONSENT OF FIRSTENERGY CAPITAL CORP 21
CERTIFICATE 22
SCHEDULE "A" FAIRNESS OPINION OF FINANCIAL ADVISOR

NOTICE TO U.S. SHAREHOLDERS

The tender offer referred to herein is made for the securities of a Canadian issuer and while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Moxie Exploration Ltd. is incorporated under the laws of Alberta, Canada and is located in Calgary, Alberta, Canada and that all of its officers and directors are Canadian residents and that all or a substantial portion of the assets of Moxie Exploration Ltd. and said persons may be located outside of the United States.

SUMMARY

The information set out below is a summary only and is qualified by the more detailed information appearing elsewhere in this Directors' Circular. This Directors' Circular should be read carefully and in its entirety by Shareholders as it provides important information regarding Moxie and the Offer. Unless the context otherwise requires, all capitalized terms appearing in this Summary have the meaning ascribed to such terms in the Glossary and elsewhere in this Directors' Circular.

Recommendation of the Board of Directors:	The Board of Directors unanimously recommends that the Shareholders accept the Offer and tender their Moxie Shares to the Offer.
Reasons for Recommendation:	The Board of Directors has carefully reviewed and considered the Offer and has received the benefit of advice from its financial and legal advisors. The Board of Directors has unanimously concluded that, in reliance on the Financial Advisor's opinion, the Offer is fair from a financial point of view to the Shareholders, the Offer is in the best interests of Moxie and recommends that the Shareholders accept the Offer. In reaching its unanimous decision to recommend acceptance of the Offer, the Board of Directors considered a number of factors, including the following:

Extensive Process Followed

Since September, 2002, Moxie, its Financial Advisor and other non-exclusive agents have pursued a process of analyzing the Corporation's strategic position and alternatives available to it. The alternatives considered included, but were not limited to, the sale of the Corporation or a merger or business combination with another entity. Parties thought by the Corporation to be most likely to highly value the Corporation's assets and to have the ability and interest to enter into a favourable strategic transaction with the Corporation were contacted, on a confidential basis, by the Financial Advisor. Several parties executed confidentiality agreements, received presentations by management and entered Moxie's data room. The Board of Directors believes the Offer represents the best strategic alternative identified as a result of this process.

Premium Over Market Price

The consideration under the Offer for each Moxie Share is either $0.46 cash or 0.278788 of an Endev Share, or any combination thereof, subject to a maximum of 5,835,000 Endev Shares being issued and a maximum of $12,000,000 in cash being paid. The cash consideration under the Offer represented a 24% premium over the closing trading price of the Moxie Shares on the TSXV on May 23, 2003, the last day on which the Moxie

Shares traded prior to the public announcement of the Offer on May 28, 2003. On June 16, 2003, the closing price of the Moxie Shares on the TSXV was $0.49 per share and on June 17, 2003, the closing price of the Endev Shares on the TSX was $1.94 per share.

Opinion of Financial Advisor

The Board of Directors has received an opinion from its Financial Advisor that the consideration offered under the Offer is fair, from a financial point of view, to the Shareholders. A copy of the written opinion of the Financial Advisor is attached as Schedule "A" hereto.

Cash Alternative or Endev Share Alternative

The Offer is made by Endev for all of the outstanding Moxie Shares, including Moxie Shares which may become outstanding on the exercise of Moxie Options or Moxie Warrants. The basis of the Offer is $0.46 cash or 0.278788 of an Endev Share for each Moxie Share (provided that fractional Endev Shares will not be issued and will be rounded up or down to the nearest whole number of Endev Shares), or any combination of the foregoing, subject to a maximum cash consideration of $12,000,000 and a maximum of 5,835,000 Endev Shares for all of the issued and outstanding Moxie Shares.

In the event that holders of Moxie Shares elect to receive, in the aggregate, greater than $12,000,000 in cash pursuant to the Offer, then such holders of Moxie Shares shall be deemed to have elected, on a proportionate basis, to have received Endev Shares to the extent necessary. In the event that holders of Moxie Shares elect to receive, in the aggregate, in excess of 5,835,000 Endev Shares pursuant to the Offer, then such holders of Moxie Shares shall be deemed to have elected, on a proportionate basis, to receive cash to the extent necessary. To the extent a shareholder fails to elect, such shareholder shall be deemed to have elected to receive $0.23 cash and 0.139394 of an Endev Share.

A Shareholder who receives Endev Shares will be able to participate in the oil and gas industry through a company with increased capitalization and liquidity.

Superior Acquisition Proposal Permitted

The terms of the Offer and Pre-Acquisition Agreement enable the Board of Directors to respond, in accordance with its fiduciary duties, to an unsolicited, superior proposal made prior to the successful completion of the Offer. See "*The Pre-Acquisition Agreement – Superior Take-over Proposal and Right to Match*" for a description of the circumstances in which the Board of Directors may deal with a competing take-over bid.

Industry Conditions

The Board of Directors considered, and were influenced by, the following factors while reaching its unanimous decision to recommend acceptance of the Offer: (i) the business, operations, production, reserves, reserve life index, tax position, financial liquidity, available financing opportunities, recycle ratio, finding and development costs and prospects of Moxie; (ii) the risks involved in achieving Moxie's prospects; (iii) current industry and economic conditions in the Canadian oil and gas sector; and (iv) the historical market prices, recent trading patterns and financial information relating to other companies engaged in the same business as Moxie and Endev.

Acceptance of Offer by Moxie's Directors and Officers:

Pursuant to the Lock-up Agreements, the directors and officers of Moxie have agreed to tender their Moxie Shares in acceptance of the Offer. See "*Lock-Up Agreements and Intentions of Directors and Officers in Respect of the Offer*".

GLOSSARY

In this Directors' Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below.

"**ABCA**" means the *Business Corporations Act* (Alberta) and the regulations thereto, as amended from time to time;

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Board of Directors**" means the board of directors of Moxie;

"Business Day" means any day excepting a Saturday, Sunday or statutory holiday in Calgary, Alberta;

"**Confidentiality Agreement**" means the agreement dated April 2, 2003 between Moxie and Endev whereby certain confidential information with respect to Moxie was provided to Endev;

"**diluted basis**" means, with respect to Moxie Shares, such number of outstanding Moxie Shares calculated at any time assuming that all outstanding options, warrants and other rights to purchase Moxie Shares have been exercised;

"**Directors' Circular**" means this directors' circular of Moxie recommending acceptance of the Offer;

"**Endev**" **or "Offeror"** means Endev Energy Inc., a corporation formed under the laws of the Province of Alberta;

"**Endev Shares"** means the Common Shares in the share capital of Endev as constituted on the date hereof;

"**Expiry Time**" means 3:00 p.m. (Calgary time) on July 24, 2003 unless the Offer is extended pursuant to the terms of the Offer in which event the Expiry Time shall mean 3:00 p.m. (Calgary time) on the latest date on which the Offer as so extended expires;

"**Financial Advisor**" means FirstEnergy Capital Corp.;

"**Lock-up Agreements**" mean the separate agreements fully executed on May 27, 2003 between Endev and the Tendering Shareholders pursuant to which the Tendering Shareholders have agreed to deposit under the Offer, subject to certain conditions, and not to withdraw, except in certain circumstances, an aggregate of 13,144,149 Moxie Shares (which includes 3,166,000 Moxie Shares issuable upon the exercise of Moxie Options and 190,000 Moxie Shares issuable upon the exercise of Moxie Warrants), representing approximately 28% of the issued and outstanding Moxie Shares (on a diluted basis);

"**Maximum Cash Consideration**" means the maximum aggregate cash consideration which is available for issuance pursuant to the Offer of $12,000,000;

"**Maximum Share Consideration**" means the maximum aggregate share consideration which is available for issuance pursuant to the Offer of 5,835,000 Endev Shares;

"**Minimum Condition**" means at the Expiry Time, and at the time Endev first takes up and pays for Moxie Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Moxie Shares (calculated on a diluted basis) other than those owned at the date of the Offer by Endev, its associates or affiliates;

"**Minimum Required Shares**" means that number of the outstanding Moxie Shares required pursuant to the Minimum Condition, unless Endev shall have waived the Minimum Condition, in which case "Minimum Required Shares" means that number of the outstanding Moxie Shares that Endev takes up on the Take-up Date provided that such number of Moxie Shares shall not be less than 50% of the outstanding Moxie Shares on a diluted basis (exclusive of any Moxie Shares that Endev owned prior to the date the Offer Documents are mailed);

"**Moxie**" or "**Corporation**" means Moxie Exploration Ltd., a corporation formed under the laws of the Province of Alberta;

"**Moxie Options**" means the outstanding options to acquire Moxie Shares pursuant to the incentive stock option plan of Moxie dated November 19, 1999;

"**Moxie Shares**" means the Common Shares in the share capital of Moxie as constituted on the date hereof and includes, where the context so requires, all Common Shares issued on the exercise of currently outstanding rights, conversion privileges, options or warrants to acquire Common Shares in the capital of Moxie;

"**Moxie Warrants**" means the outstanding common share purchase warrants to purchase Moxie Shares;

"**Offer**" means the offer dated June 18, 2003 by the Offeror to purchase all of the outstanding Moxie Shares on the basis set forth in the Pre-Acquisition Agreement;

"**Offer Documents**" means the offer to purchase and take-over bid circular and related letter of transmittal and notice of guaranteed delivery pursuant to which the Offer will be made;

"**Pre-Acquisition Agreement**" means the pre-acquisition agreement between Endev and Moxie dated May 27, 2003;

"**Shareholder**" means a holder of Moxie Shares;

"**Superior Take-over Proposal**" means any *bona fide* written Take-over Proposal which, in the opinion of the Board of Directors, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would likely be superior to the Offer from a financial point of view to Moxie and to the Shareholders;

"**Take-over Proposal**" means a proposal or offer (other than by Endev), whether or not subject to a due diligence condition, whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Moxie or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Moxie whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving Moxie including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Moxie or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Moxie (other than the transactions contemplated by this Agreement);

"**Take-Up Date**" means the date that Endev first takes up and acquires Moxie Shares pursuant to the Offer;

"**Tendering Shareholders**" means those directors and officers of Moxie who executed and delivered Lock-up Agreements to Endev;

"**TSX**" means the Toronto Stock Exchange; and

"**TSXV**" means the TSX Venture Exchange.

Unless otherwise indicated, all dollar amounts in this Directors' Circular are expressed in Canadian dollars.

MOXIE EXPLORATION LTD.

DIRECTORS' CIRCULAR

This Directors' Circular is issued by the Board of Directors in connection with the Offer by Endev to purchase all of the outstanding Moxie Shares (including all Moxie Shares which may become outstanding on the exercise of Moxie Options or Moxie Warrants) on the basis of, at the election of the Shareholders, either: (i) $0.46 in cash; (ii) 0.278788 of an Endev Share or (iii) a combination of the foregoing; for each Moxie Share, subject to the Maximum Share Consideration and the Maximum Cash Consideration. The Offer expires at 3:00 p.m. (Calgary time) on July 24, 2003, unless withdrawn, extended or varied. The Offer is made pursuant to the terms of the Pre-Acquisition Agreement.

The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, are set out in the Offer Documents.

DIRECTORS' RECOMMENDATION
The Board of Directors unanimously recommends that Shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer.

FirstEnergy Capital Corp. has provided its opinion that, as of the date of the Pre-Acquisition Agreement, May 27, 2003, the consideration offered under the Offer was fair, from a financial point of view, to holders of Common Shares.

The Board of Directors makes no recommendations as to whether Shareholders should elect to receive cash, Endev Shares or a combination thereof under the Offer. In determining which election to make, Shareholders should consider, at a time closer to the Expiry Time, the prevailing market price of the Endev Shares and their personal investment goals and tax position. Shareholders may wish to obtain advice from their financial and tax advisors as to which option is preferable in their particular circumstances.

REASONS FOR RECOMMENDATION

The Board of Directors has carefully reviewed and considered the Offer and has received the benefit of advice from its Financial Advisor and legal advisors. In reliance on the Financial Advisor's opinion, the Board of Directors has unanimously (i) approved the entering into of the Pre-Acquisition Agreement; (ii) determined that the Offer is in the best interests of Moxie and the Shareholders; and (iii) determined that the Offer is fair, from a financial point of view, to Shareholders. The Board of Directors unanimously recommends that the Offer be accepted by Shareholders. In reaching its unanimous conclusion and making its recommendation, the Board of Directors considered a number of factors, including the following:

(1) Extensive Process Followed

Since the Corporation was formed in late 1999, the business plan of the Corporation was to focus on exploring for natural gas in southern Alberta, build the Corporation to a certain size, and consequently consider various strategic alternatives to maximize shareholder value. By September 2002, management was of the opinion that within the next year, the Corporation would have accomplished its business plan. Accordingly, discussions were held with the Board of Directors to consider various strategic alternatives. The alternatives considered included, but were not limited to, the sale of the Corporation or a merger or business combination with another entity. The Board of Directors determined to proceed with the evaluation of alternatives on a confidential basis as the outcome of the process was unknown and public disclosure may have undermined the continuation of any alternative business plan. It was also determined that the Corporation would engage the Financial Advisor on a non-exclusive basis to assist the Corporation in identifying parties that the Financial Advisor believed most likely to highly value the Corporation's assets and to have the ability and interest to enter into a favourable strategic transaction with the Corporation. From November 2002 until April 2003, a number of parties were contacted, on a confidential basis, by the Financial Advisor, the Corporation and other non-exclusive agents. Several such parties executed confidentiality agreements, received presentations by management and entered the Corporation's data room.

After evaluating the likelihood of receiving a proposal for Moxie superior to the Offer and considering the risk that the Offer may not be available in the event acceptance of the Offer was delayed in order to prolong the review of Moxie's strategic position, the Board of Directors is of the opinion that the Offer represents the best strategic alternative for Moxie and the Shareholders.

(2) **Premium Over Market Price**

The consideration under the Offer for each Moxie Share is either $0.46 cash or 0.278788 of an Endev Share, or any combination thereof subject to a maximum of 5,835,000 Endev Shares being issued and a maximum of $12,000,000 in cash being paid.

The cash consideration under the Offer represents a 24% premium over the closing trading price of the Moxie Shares on the TSXV on May 23, 2003, the last day on which the Moxie Shares traded prior to the public announcement of the Offer on May 28, 2003. On June 16, 2003, the closing price of the Moxie Shares on the TSXV was $0.49 per share and on June 17, 2003, the closing price of the Endev Shares on the TSX was $1.94 per share.

(3) **Opinion of Financial Advisor**

The Board of Directors has received an opinion from the Financial Advisor stating that as of the date of the Pre-Acquisition Agreement, May 27, 2003, the consideration offered under the Offer was fair, from a financial point of view, to Shareholders. A copy of the written opinion of the Financial Advisor is attached as Schedule "A" hereto. **Shareholders should read this opinion in its entirety.**

(4) **Cash Alternative or Endev Share Alternative**

The Offer is made by Endev for all of the outstanding Moxie Shares, including Moxie Shares which may become outstanding on the exercise of Moxie Options or Moxie Warrants. The basis of the Offer is $0.46 cash or 0.278788 of an Endev Share for each Moxie Share (provided that fractional Endev Shares will not be issued and will be rounded up or down to the nearest whole number of Endev Shares), or any combination of the foregoing, subject to a maximum cash consideration of $12,000,000 and a maximum of 5,835,000 Endev Shares for all of the issued and outstanding Moxie Shares.

In the event that holders of Moxie Shares elect to receive, in the aggregate, greater than $12,000,000 in cash pursuant to the Offer, then such holders of Moxie Shares shall be deemed to have elected, on a proportionate basis, to have received Endev Shares to the extent necessary. In the event that holders of Moxie Shares elect to receive, in the aggregate, in excess of 5,835,000 Endev Shares pursuant to the Offer then such holders of Moxie Shares shall be deemed to have elected, on a proportionate basis, to receive cash to the extent necessary. To the extent a shareholder fails to elect, such shareholder shall be deemed to have elected to receive $0.23 cash and 0.139394 of an Endev Share.

A Shareholder who receives Endev Shares will be able to participate in the oil and gas industry through a company with increased capitalization and liquidity.

(5) Acceptance of Offer by Moxie's Directors and Officers

Each of the directors and officers of Moxie who hold Moxie Shares has, pursuant to a Lock-up Agreement, agreed to tender his Moxie Shares (together with any Moxie Shares acquired pursuant to the exercise of Moxie Options and Moxie Warrants to purchase Moxie Shares) in acceptance of the Offer. See "*Lock-up Agreements and Intentions of Directors and Officers in Respect of the Offer*".

(6) Superior Acquisition Proposal Permitted

The terms of the Offer and Pre-Acquisition Agreement enable the Board of Directors to respond, in accordance with its fiduciary duties, to competing proposals made prior to the successful completion of the Offer. The ability to respond is subject to the restrictions and conditions contained in the Pre-Acquisition Agreement. See the "*Pre-Acquisition Agreement*".

(7) Industry Conditions

The Board of Directors considered, and were influenced by, the following factors while reaching its decision to unanimously recommend the Offer: (i) the business, operations, production, reserves, reserve life index, tax position, financial liquidity, available financing opportunities, recycle ratio, finding and development costs and prospects of Moxie; (ii) the risks involved in achieving Moxie's prospects; (iii) current industry and economic conditions in the Canadian oil and gas sector; and (iv) the historical market prices, recent trading patterns and financial information relating to other companies engaged in the same business as Moxie and Endev.

Notwithstanding the recommendation of the Board of Directors that Shareholders accept the Offer, Shareholders should make their own decision whether to tender their Moxie Shares to the Offer and should consult their own financial and/or legal advisors.

Shareholders wishing to accept the Offer should complete the required documents carefully. Shareholders should refer to the Offer Documents provided herewith.

BACKGROUND TO THE OFFER

Since the Corporation was formed in late 1999, the business plan of the Corporation was to focus on exploring for natural gas in southern Alberta, build the Corporation to a certain size, and then consider various strategic alternatives to maximize shareholder value. By September 2002, management was of the opinion that within a year, the Corporation would have accomplished its business plan. Accordingly, discussions were held with the Board of Directors to consider various strategic alternatives. The alternatives considered included, but were not limited to, the sale of the Corporation or a merger or business combination with another entity. The Board of Directors determined to proceed with the evaluation of alternatives on a confidential basis as the outcome of the process was unknown and public disclosure may have undermined the continuation of any alternative business plan. In early November 2002, the Corporation retained the Financial Advisor on a non-exclusive basis to assist the Corporation in identifying parties that the Financial Advisor believed most likely to: (i) highly value the Corporation's assets; and (ii) have the ability and interest to enter into a favourable strategic transaction with the

Corporation by virtue of their size, physical proximity to and familiarity with the Corporation's primary area of activity and their probable operating and financial synergies with the Corporation.

Moxie's management prepared a data room with the details of all of the Corporation's assets and project areas, financial information, land data and other pertinent information. From November 2002 until April 2003, a number of parties were contacted, on a confidential basis, by the Financial Advisor, the Corporation and other non-exclusive agents. Several such parties executed confidentiality agreements, received presentations by management and entered the Corporation's data room. During that time, Moxie received two written proposals which were discussed with the Board of Directors and rejected.

Moxie's initial contact with Endev occurred on April 2, 2003, with Endev signing the Confidentiality Agreement on that date. On May 12, 2003, Endev submitted to Moxie a proposal to purchase all of the issued and outstanding Moxie Shares. From May 12, 2003 to May 27, 2003, representatives of Moxie and Endev had ongoing negotiations regarding such proposal.

The Board of Directors met on May 27, 2003, and reviewed the status of the strategic analysis process described above, their duties and obligations and the terms of a proposal from Endev to make the Offer. The consensus of the Board of Directors was that the Offer represented an opportunity to realize value for Shareholders in excess of other alternatives available to the Corporation. After receiving advice from its financial and legal advisors, including a verbal opinion from the Financial Advisor that the consideration offered under the Offer was fair, from a financial point of view, to the Shareholders, the Board of Directors: (i) determined that the Offer was in the best interests of Moxie and the Shareholders; (ii) approved the proposal and the entering into of a formal agreement with Endev incorporating the terms of the proposal; and (iii) resolved to recommend acceptance of the Offer by the Shareholders.

On May 27, 2003, Moxie and Endev entered into the Pre-Acquisition Agreement pursuant to which Endev agreed to make the Offer. See "*Pre-Acquisition Agreement*".

On June 11, 2003, the Board of Directors met and reviewed, discussed and approved the content and delivery of this Directors' Circular and reconfirmed their recommendation that the Shareholders accept the Offer and tender their Moxie Shares to the Offer for the reasons set forth herein.

To date, Moxie has not received any business combination, purchase or financing proposal which, in the opinion of the Board of Directors, would offer Shareholders better value than the Offer. However, pursuant to the terms of the Pre-Acquisition Agreement, the Board of Directors will be able to respond, in accordance with its fiduciary duties, to competing proposals made prior to the successful completion of the Offer. The ability to respond is subject to the restrictions and conditions contained in the Pre-Acquisition Agreement. See "*Pre-Acquisition Agreement*".

Based upon the opinion of the Financial Advisor that the consideration offered under the Offer was fair, from a financial point of view, to the Shareholders and the other factors set forth herein, the Board of Directors unanimously recommends that Shareholders accept the Offer.

PRE-ACQUISITION AGREEMENT

The Offer

On May 27, 2003, Moxie and Endev entered into the Pre-Acquisition Agreement pursuant to which Endev agreed to make the Offer, on the basis of, at the option of the Shareholder, to purchase all of the Moxie Shares for either: (i) $0.46 in cash; (ii) 0.278788 of an Endev Share or (iii) a combination of the foregoing for each Moxie Share, subject to the Maximum Share Consideration and the Maximum Cash Consideration. The Pre-Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 66⅔% of the Moxie Shares (calculated on a diluted basis) shall be tendered and not withdrawn under the Offer.

Endev is permitted under the Pre-Acquisition Agreement, in its sole discretion, to waive any term or condition of the Offer for its benefit, provided that, if Endev takes up and pays for any Moxie Shares it shall not acquire less than 66⅔% of the Moxie Shares (calculated on a diluted basis) and Endev may, in its sole discretion, vary any term or condition of the Offer but shall not, without the written consent of Moxie, acting reasonably, change the number of Moxie Shares for which the Offer is made, decrease or change the form of the consideration to be paid for the Moxie Shares or make any other change to the Offer which is, in the opinion of Moxie, acting reasonably, adverse to the holders of Moxie Shares (and for which purpose an extension of the Offer or waiver of a condition, other than the Minimum Condition, will not be considered materially adverse).

Endev has agreed that, subject to satisfaction or waiver of the conditions of the Offer, it shall, as soon as is practicable in the circumstances and in any event within three Business Days of the Expiry Time take-up and pay for all Moxie Shares validly tendered (and not properly withdrawn) pursuant to the Offer.

Termination Fee

Moxie has agreed to pay to Endev a Termination Fee (the "**Termination Fee**") of $500,000 in certain events including where:

(a) the Board of Directors of Moxie has withdrawn or, in any manner adverse to Endev, redefined, modified or changed any of its recommendations referred to in Section 2.2 of the Pre-Acquisition Agreement, or shall have resolved to do so;

(b) any bona fide Take-over Proposal for the Moxie Shares is publicly announced or commenced, and the Board of Directors of Moxie shall have failed to publicly reaffirm and maintain its recommendation of the Offer to Moxie's shareholders within 10 days after the public announcement or commencement of any such Take-over Proposal;

(c) the Board of Directors of Moxie shall have recommended that Moxie's shareholders deposit their Moxie Shares under, vote in favour of, or otherwise accept, a Take-over Proposal;

(d) Moxie shall have entered into any agreement with any person with respect to a Take-over Proposal prior to the Expiry Time of the Offer, excluding a confidentiality agreement entered into in compliance with Section 8.3 of the Pre-Acquisition Agreement; or

(e) a Take-over Proposal is publicly announced, proposed, offered or made to Moxie's shareholders or to Moxie prior to the Expiry Time of the Offer, the Offer shall have expired by reason of the Minimum Condition not being satisfied, and such Take-over Proposal has been completed within 180 days of expiry of the Offer.

Any such payment shall be made by Moxie to Endev within one Business Day of the earliest event giving rise to the payment obligation.

Non-Solicitation

Moxie will immediately cease and cause to be terminated any existing initiation, encouragement, discussion or negotiation with any parties conducted by Moxie or its representatives with respect to a Take-over Proposal whether or not initiated by Moxie. In addition, Moxie shall not release any third party from any confidentiality or standstill agreement to which Moxie and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding Moxie.

Superior Take-over Proposal and Right to Match

Moxie will not, and will not permit any of its representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to a Take-over Proposal. Moxie may, however:

(a) engage in discussions or negotiations with a third party who (without any solicitation by Moxie or its representatives) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Moxie and its business, properties and assets which has previously been provided to Endev if, and only to the extent that:

  (i) the third party has first made a Superior Take-over Proposal and the Board of Directors has concluded in good faith, after considering applicable law and receiving the advice of outside counsel, that such action is required by the Board of Directors to comply with fiduciary duties under applicable law;

  (ii) prior to furnishing such information to or entering into discussions or negotiations with such entity, Moxie receives from such entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the Confidentiality Agreement;

  (iii) Moxie immediately provides to Endev any information provided to any such person or entity if not previously provided to Endev;

(b) comply with applicable Securities Laws relating to the provision of directors' circulars, and make appropriate disclosure with respect to Moxie's shareholders; and

(c) accept, recommend, approve or implement a Superior Take-over Proposal contemplated in clause (a)(i), but only if prior to such acceptance, recommendation, approval or implementation, the Board of Directors shall have concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions under the Pre-Acquisition Agreement and the right to match by Endev. This right to match may be offered by Endev during the 72 hour notice period when Moxie terminates the Pre-Acquisition Agreement (see *Termination of Pre-Acquisition Agreement* and *Termination Fee*). Moxie shall give Endev orally and in writing at least 72 hours advance notice of any decision by the Board of Moxie to accept, recommend, approve or implement a Superior Take-over Proposal. Such notice shall include the principal business terms and conditions of the Superior Take–over Proposal and the general attributes of any non-cash consideration but shall not include the identity of the party making the Superior Take-over Proposal.

Termination of the Pre-Acquisition Agreement

The Pre-Acquisition Agreement may be terminated in accordance with its terms at any time prior to the time Endev first takes up and pays for Moxie Shares:

  (a) by mutual agreement of Endev and Moxie;

(b) by Moxie, if Endev has not mailed the Offer Documents to holders of Moxie Shares on or before 12:00 midnight (Calgary time) on June 16, 2003 or as extended under the Pre-Acquisition Agreement;

(c) by Endev, if the conditions to the Offer have not been satisfied or waived by Endev on or before the Expiry Time (after having extended the Offer as required pursuant to the Pre-Acquisition Agreement);

(d) by either Endev or Moxie, if Endev has not taken up and paid for the Moxie Shares deposited under the Offer on or before the date which is 90 days, or if a Take-over Proposal is publicly announced, proposed, offered or made to Moxie's shareholders, 180 days, following the day of mailing of the Offer Documents;

(e) by either Endev or Moxie, if the Offer terminates or expires at the Expiry Time without Endev taking up and paying for any of the Moxie Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement;

(f) by either Endev or Moxie, if the termination fee (see *Termination Fee*) becomes payable and payment is made or is immediately available to Endev; or

(g) by either Endev or Moxie, if there has been a misrepresentation, breach or nonperformance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in the Pre-Acquisition Agreement which would have or would reasonably be expected to have a material adverse effect on the party seeking to terminate, provided the breaching party has been given notice of and 5 Business Days to cure any such misrepresentation, breach or non-performance.

Reconstitution of Board

If Endev takes-up and pays for Moxie Shares under the Offer such that the Minimum Condition is satisfied, the Board of Directors shall be reconstituted through resignations of all existing Moxie directors and the appointment of Endev nominees in their stead.

Interim Operations

Moxie agreed that during the term of the Pre-Acquisition Agreement it will conduct its business in the ordinary course consistent with past practice and agreed to certain restrictions on various matters, including amendments to constating documents, distributions in respect of its shares, changes in Moxie's share capital, sales, disposition or acquisition of assets, incurring of indebtedness and discharge of liabilities.

LOCK-UP AGREEMENTS AND INTENTIONS OF DIRECTORS AND SENIOR OFFICERS WITH RESPECT TO THE OFFER

To the knowledge of the directors and senior officers of Moxie, after reasonable enquiry, all of the directors and senior officers of Moxie, their respective associates, and any person or company jointly acting in concert with Moxie, have stated their intention to accept the Offer in respect of all Moxie Shares that such persons may beneficially own, directly or indirectly, or over which such persons may exercise control or direction. See "*Principal Holders of Securities*" and "*Ownership of Securities of Moxie by Directors and Senior Officers*".

Pursuant to separate Lock-up Agreements, all of the directors and senior officers of Moxie, together with their respective associates, have agreed to tender an aggregate of 13,144,499 Moxie Shares, representing approximately 28% of the issued and outstanding Moxie Shares (on a diluted basis) pursuant to the Offer.

In the Lock-Up Agreements, the Tendering Shareholders have agreed, subject to certain conditions, to deposit their Moxie Shares to the Offer and to not withdraw their Moxie Shares unless the Pre-Acquisition Agreement is terminated pursuant to its terms, the Termination Fee is payable or a Superior Take-over Proposal is made and the Offeror does not elect to amend its Offer.

The obligations of the Tendering Shareholders under the Lock-Up Agreements shall terminate: (a) if Endev has terminated the Agreement to Tender on breach by the Tendering Shareholder; or (b) if the Pre-Acquisition Agreement has been terminated as provided therein.

PRINCIPAL HOLDERS OF SECURITIES

As at the date of this Directors' Circular, the issued share capital of Moxie consists of 41,851,078 Moxie Shares (46,895,718 on a diluted basis). To the knowledge of the directors and senior officers of Moxie, after reasonable enquiry, no person or company at the date of hereof, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Moxie Shares, except for Longbow Capital Inc. which holds, directly or indirectly, 5,749,166 Moxie Shares or approximately 13.7% (basic) and 12.2% (on a diluted basis).

OWNERSHIP OF SECURITIES OF MOXIE BY DIRECTORS AND SENIOR OFFICERS

The names of the directors and senior officers of Moxie and the number of securities beneficially owned, directly or indirectly, or over which control or direction is exercised by them and, to their knowledge after reasonable enquiry, their respective associates, are as follows:

Name and Position	Number of Moxie Shares/ % of Moxie Shares	Number of Moxie Options/ % of Moxie Options	Number of Moxie Warrants/ % of Moxie Warrants
Steve Dabner President, Chief Executive Officer and Director	3,000,000 7.2%	815,000 20.7%	N/A
Thomas Love Chairman, Chief Financial Officer and Director	1,898,062 4.5%	815,000 20.7%	N/A
Mike Woloschuk Vice-President, Operations	2,320,000 5.5%	815,000 20.7%	110,000 10.0%
Tom Selkirk Vice-President, Exploration	1,135,000 2.7%	435,000 11%	N/A
John Gareau Director	955,424 2.3%	221,000 5.6%	50,000 4.6%

Name and Position	Number of Moxie Shares/ % of Moxie Shares	Number of Moxie Options/ % of Moxie Options	Number of Moxie Warrants/ % of Moxie Warrants
William Rice	480,013	65,000	30,000
Secretary and Director	1.1%	1.6%	2.7%

As at the date of this Directors' Circular, the directors and senior officers of Moxie and, to the knowledge of the directors and senior officers of Moxie, after reasonable enquiry, their respective associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over 9,788,499 Moxie Shares (approximately 23.4% of the outstanding Moxie Shares on a non-diluted basis).

As at the date of this Directors' Circular, an aggregate of 11 persons held Moxie Options to purchase an aggregate of 3,946,000 Moxie Shares at prices ranging from $0.10 to $0.36. In addition, an aggregate of six people held Moxie Warrants to purchase an aggregate of 1,098,640 Moxie Shares at a price of $0.35.

To the knowledge of the directors and senior officers of Moxie, after reasonable inquiry, there are no securities of Moxie owned, or over which control or direction is exercised, by any person or company acting jointly or in concert with Moxie, except as disclosed above.

TRADING IN SECURITIES OF MOXIE BY DIRECTORS AND SENIOR OFFICERS

Neither Moxie nor any of the directors or senior officers of Moxie or, to the knowledge of the directors and senior officers of Moxie, after reasonable enquiry, any of their respective associates, any person or company holding more than 10% of the outstanding Moxie Shares or any person or company acting jointly or in concert with Moxie, has traded in any securities of Moxie during the six month period preceding the date of this Directors' Circular.

ISSUANCES OF SECURITIES OF MOXIE TO DIRECTORS AND SENIOR OFFICERS

No Moxie Shares or securities convertible into Moxie Shares have been issued to any director or senior officer of Moxie during the two year period preceding the date of this Directors' Circular, except as set forth below:

	Issuances of Moxie Shares		Grants of Moxie Options		
Name	Date of Issue	Moxie Shares Issued	Date of Grant	Moxie Options Granted	Price per Moxie Share or Moxie Option Exercise Price
Steve Dabner	June 27, 2001	870,000			$0.23
			August 7, 2001	165,000	$0.23
			January 14, 2002	120,000	$0.23
Thomas Love	June 27, 2001	211,590			$0.23
			August 7, 2001	165,000	$0.23
			January 14, 2002	120,000	$0.23
Mike Woloschuk	June 27, 2001	220,000			$0.25*
			August 7, 2001	165,000	$0.23
			January 14, 2002	120,000	$0.23
Tom Selkirk	June 27, 2001	244,000			$0.23
			August 7, 2001	50,000	$0.23

	Issuances of Moxie Shares		Grants of Moxie Options		
Name	**Date of Issue**	**Moxie Shares Issued**	**Date of Grant**	**Moxie Options Granted**	**Price per Moxie Share or Moxie Option Exercise Price**
			January 14, 2002	45,000	$0.23
John Gareau	June 27, 2001	100,000			$0.25*
			August 7, 2001	36,000	$0.23
			January 14, 2002	45,000	$0.23
William Rice	June 27, 2001	60,000			$0.25*
			February 21, 2003	65,000	$0.36

*Pursuant to the June 27, 2001 private placement, investors who purchased units at $0.25 per unit also received warrants exercisable into Common Shares. Mike Woloschuk, John Gareau and William Rice own 110,000, 50,000 and 30,000 warrants, respectively, exercisable at $0.35 until June 27, 2003.

OWNERSHIP OF SECURITIES OF ENDEV

None of Moxie, the directors or senior officers of Moxie nor, to the knowledge of the directors and senior officers of Moxie, after reasonable enquiry, any associate of a director or senior officer of Moxie, any person or company holding more than 10% of the Moxie Shares or any person or company acting jointly or in concert with Moxie, at the date hereof, owns, directly or indirectly, or exercises control or direction over, any securities of any class of Endev.

RELATIONSHIPS BETWEEN ENDEV AND THE DIRECTORS AND SENIOR OFFICERS OF MOXIE

Other than as provided in the Pre-Acquisition Agreement and the Lock-Up Agreements or as disclosed herein, no arrangements or agreements have been made or are proposed to be made between Endev and any of the directors or senior officers of Moxie, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful. None of the directors or senior officers of Moxie are directors or senior officers of Endev.

AGREEMENTS BETWEEN MOXIE AND ITS DIRECTORS AND SENIOR OFFICERS

Except as described below, no arrangements or agreements have been made or are proposed to be made between Moxie and any of its directors or senior officers pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

Outstanding Options and Warrants

Persons holding Moxie Options and Moxie Warrants who may do so under applicable securities laws shall be entitled to exercise all of their options and warrants and tender all Moxie Shares issued in connection therewith under the Offer upon payment by certified cheque or bank draft of the exercise price in full. The Board of Directors shall not, prior to completion of the Offer, grant additional options pursuant to any stock option plan or issue other securities convertible into Moxie Shares. It is agreed by Endev that all Moxie Options which have been tendered to Moxie for exercise, conditional on Endev taking up Moxie Shares under the Offer ("Conditional Exercise"), shall be deemed to have been exercised concurrently with the take-up of Moxie Shares by Endev. Furthermore, Endev shall accept as validly tendered under the Offer as of the Take-up Date all Moxie Shares which are to be issued pursuant to the Conditional Exercise, provided that the holders of such options indicate that such shares are tendered pursuant to the Offer and provided that such holder agrees to surrender their remaining unexercised options to Moxie for cancellation for no consideration effective immediately after the Take-up Date. For clarity, there shall be no conditional exercise with respect to the Moxie Warrants, which must be exercised unconditionally in order to tender the Moxie Shares issuable upon exercise thereof to the Offer.

Moxie and Endev agree that to the extent holders of Moxie Options do not exercise such Moxie Options and holders of Moxie Warrants do not exercise such Moxie Warrants and, in each case, tender the Moxie Shares they receive upon such exercise, Moxie and Endev shall use their reasonable best efforts to negotiate with and obtain from all holders of Moxie Options and Moxie Warrants quitclaim agreements pursuant to which the respective security holders agree with Endev and Moxie that, (i) in the case of the Moxie Options, in lieu of such persons exercising their Moxie Options, Moxie will pay to such persons the cash difference between the exercise price of their Moxie Options and $0.46 (or the agreed cash value of any increased purchase price for the Moxie Shares under the Offer) immediately after the Take-up Date of the Offer in exchange for the termination of their Moxie Options and provided that such holders agree to surrender their remaining unexercised options to Moxie for cancellation for no consideration effective immediately after the Take-up Date, and (ii) in the case of the Moxie Warrants, in lieu of such persons exercising their Moxie Warrants, Moxie will pay to such persons the cash difference between the exercise price of their Moxie Warrants and $0.46 (or the agreed cash value of any increased purchase price for the Moxie Shares under the Offer) in exchange for the termination of their Moxie Warrants and provided that such holders agree to surrender their remaining unexercised warrants to Moxie for cancellation for no consideration on the date that such cash payment is made.

Endev and Moxie acknowledge and agree that all outstanding and unvested Moxie Options shall immediately vest when the Minimum Condition is met.

Severance Obligations

Moxie has certain obligations to its officers, employees and key consultants to compensate them for loss of office or employment. Certain individuals, comprised of three officers, one employee and two key consultants, shall receive an aggregate amount payable pursuant to such obligations of not more than $439,000.

INTERESTS OF DIRECTORS, SENIOR OFFICERS AND OTHERS IN MATERIAL CONTRACTS WITH ENDEV

Other than the Pre-Acquisition Agreement and the Lock-Up Agreements, none of the directors or senior officers of Moxie nor any of their respective associates nor, to the knowledge of the directors and senior officers of Moxie, after reasonable enquiry, any person or company holding more than 10% of the outstanding Moxie Shares, has any interest in any material contract to which Endev is a party.

OTHER TRANSACTIONS RELATED TO THE OFFER

Except as otherwise described or referred to herein, Moxie has not entered into any transaction, agreement in principle or signed contract or passed any Board of Directors resolution in response to the Offer nor are there any negotiations underway in response to the Offer that relate to or would result in an extraordinary transaction such as a merger or reorganization involving Moxie, the purchase, sale or transfer of a material amount of assets by Moxie, an issuer bid for or other acquisition of securities by or of Moxie, or any material change in the present capitalization or dividend policy of Moxie.

MATERIAL CHANGES

Except as otherwise described or referred to herein, the directors and senior officers of Moxie are not aware of any information that indicates any material change in the affairs of Moxie since March 31, 2003, the date of the last published financial statements of Moxie.

ENGAGEMENT OF FINANCIAL ADVISOR

The Financial Advisor was formally engaged on November 5, 2002 to provide the Board of Directors with advice in relation to the identification and investigation of possible strategic alternatives, to evaluate and advise with respect to proposals received and were further engaged on May 27, 2003 to provide the Board of Directors with their opinion as to the fairness, from a financial point of view, of the consideration offered under the Offer. In consideration of the provision of these services, Moxie has agreed to pay the Financial Advisor certain fees, and to indemnify the Financial Advisor against certain liabilities in connection with such engagement.

OTHER INFORMATION AND MATTERS

The registered office of Moxie is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7 and the principal office of Moxie is located at 811 – 3rd Street S.W., Calgary, Alberta T2P 4L5.

There is no information or other matters not disclosed in this Directors' Circular but known to the Board of Directors, which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

STATUTORY RIGHTS OF ACTION

Securities legislation in certain of the provinces and territories of Canada provides security holders of Moxie with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved, and the delivery hereof has been authorized, by the Board of Directors.

CONSENT OF FIRSTENERGY CAPITAL CORP.

To: The Board of Directors of Moxie Exploration Ltd.

Reference is made to our opinion letter dated May 27, 2003 with respect to the fairness, from a financial point of view, to the holders of Moxie Shares (as defined below), of the consideration offered under the offer as outlined in the Pre-Acquisition Agreement (the "Offer") made by Endev Energy Inc. to purchase all of the issued and outstanding Common Shares (the "Moxie Shares") of Moxie Exploration Ltd. ("Moxie"), including Moxie Shares which may become outstanding on the exercise of Moxie Options and Moxie Warrants.

The foregoing opinion letter is provided for the information and assistance of the Board of Directors of Moxie in connection with its consideration of the Offer and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, prospectus or any other document, except in accordance with our prior written consent. We understand that Moxie has determined to include our opinion in the directors' circular dated June 18, 2003 (the "Directors' Circular").

In that regard, we hereby consent to the reference to the opinion of our firm in the Directors' Circular and to the inclusion of the foregoing opinion in the Directors' Circular. In providing such consent, except as may be required by securities law, we do not intend that any person other than the Board of Directors rely upon such opinion.

"FirstEnergy Capital Corp."

Calgary, Alberta
Dated: June 18, 2003

CERTIFICATE

DATED: June 18, 2003

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(signed) "Steve Dabner"
President, Chief Executive Officer and Director

(signed) "Thomas Love"
Chairman, Chief Financial Officer and Director

FirstEnergy CAPITAL CORP.
1600, 333 - 7th Avenue SW
Calgary, Alberta T2P 2Z1
WWW.FIRSTENERGY.COM

Schedule "A"

May 27, 2003

The Board of Directors of
Moxie Exploration Ltd.
811 – 3rd Street S.W.
Calgary, Alberta T2P 4L5

To the Board of Directors of Moxie Exploration Ltd.:

We understand that Moxie Exploration Ltd. ("MXE" or "Moxie") has entered into a binding acquisition agreement dated May 27, 2003 (the "Agreement") with Endev Energy Inc. ("Endev") whereby Endev has agreed to make an offer to purchase all of the issued and outstanding shares of Moxie (the "Offer").

Pursuant to the terms of the Offer, among other things, each Moxie shareholder, at their election, will receive either $0.46 cash or 0.278788 of a common share of Endev for each common share of Moxie, or any combination of the foregoing, subject to a maximum of $12,000,000 and a maximum of 5,835,000 Endev common shares for all of the issued and outstanding Moxie common shares. The terms of, and conditions necessary to complete, the Offer are to be set forth in the take-over circular to be prepared in connection with the Offer for delivery or communication to Moxie's shareholders (the "Circular").

FirstEnergy's Engagement

The Board of Directors of Moxie (the "Board") formally retained FirstEnergy Capital Corp. ("FirstEnergy") pursuant to an engagement agreement dated May 27, 2003 (the "Engagement Agreement"), to provide our opinion ("Opinion") as to the fairness to Moxie shareholders, from a financial point of view, of the consideration payable under the Offer. In consideration for our services, including our Opinion, FirstEnergy is to be paid a fixed opinion fee. In addition, FirstEnergy is to be indemnified by Moxie under certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Moxie or any of its assets or liabilities and our Opinion should not be construed as such.

Credentials of FirstEnergy

FirstEnergy is a fully registered investment dealer focusing on Canadian companies participating in oil and gas exploration, production and services, energy transportation, electricity generation and alternative fuels, energy technologies and energy income trusts. FirstEnergy is one of the leading investment banking firms providing corporate finance, mergers and acquisitions, equity sales, research and trading services to Canadian companies active in or investing in the energy industry. The Opinion expressed herein is the opinion of FirstEnergy and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of FirstEnergy

None of FirstEnergy, its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)), or a related entity of Moxie or Endev, or any of their respective associates or affiliates. FirstEnergy is not acting as an advisor to Endev, or any of their respective associates or affiliates in connection

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403.262.0600

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403.262.0633

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403.262.0644

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with any other matter, other than acting as financial advisor to Moxie as outlined above.

FirstEnergy acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had today or in the future have positions in the securities of Moxie, and from time to time, may have executed or may execute transactions on behalf of Moxie or clients for which it received or may receive compensation. In addition, as an investment dealer, FirstEnergy conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including research with respect to Endev.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(a) the Letter of Intent signed between Moxie and Endev dated May 12, 2003;

(b) the Take-Over Agreement between Moxie and Endev dated May 27, 2003;

(c) the draft takeover bid circular dated June 17, 2003, and the draft Directors' Circular;

(d) the Audited Annual Financial Statements of Moxie for each of the two consecutive years ended December 31, 2002 and the unaudited Quarterly Financial Statements for Moxie for the three month period ended March 31, 2003;

(e) the Management Information Circulars of Moxie for each of the two consecutive years ended December 31, 2002;

(f) certain internal financial information, including financial and operational projections of Moxie as provided by Moxie management;

(g) Moxie independent reserve report dated January 1, 2003 prepared by McDaniel & Associates Consultants Ltd. ("McDaniels");

(h) a formal due diligence session with senior management, independent Auditors, and independent reserve engineers of Moxie;

(i) the Audited Annual Financial Statements of Endev for the year ended December 31, 2002;

(j) the Management Information Circular of Endev for the year ended December 31, 2002;

(k) draft initial Annual Information Form of Endev for the year ended December 31, 2002;

(l) certain internal financial information, including financial and operational projections of Endev as provided by Endev management;

(m) Endev independent reserve report dated January 1, 2003 prepared by AJM Petroleum Consultants ("AJM");

(n) a formal due diligence session with senior management, independent Auditors and independent engineers of Endev;

(o) the results of the process of analyzing Moxie's strategic position and the alternatives available to it, including the confidential sale process described in Moxie's Directors' Circular;

(p) discussions with management of Moxie and Endev with regard to, among other things, the business, operations, quality of assets, and future potential of Moxie and Endev;

(q) public information related to the business, operations, financial performance and stock trading histories of Moxie, Endev and other selected public oil and gas companies;

(r) data with respect to other transactions of a comparable nature considered by FirstEnergy to be relevant; and

(s) other information, analyses and investigations as FirstEnergy considered appropriate in the circumstances.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including information relating to Moxie and Endev, or provided to us by Moxie and Endev and their affiliates or advisors or otherwise pursuant to our engagement and our opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of Moxie and Endev have represented to us, in certificates delivered as at the date hereof, amongst other things, that the information, data, opinions and other materials (the "Information") provided to us on behalf of Moxie and Endev are complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of Moxie, or in its assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Moxie as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of Moxie. In addition, we considered the financial condition and prospects of Endev as they are reflected in the information and documents reviewed by us. In rendering our opinion, we have assumed that there are no undisclosed material facts relating to Endev or its businesses, operations, capital or future prospects. Any changes therein may affect our opinion and, although we reserve the right to change or withdraw our opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our opinion after today.

FirstEnergy Capital Corp.

In our analyses and in connection with the preparation of this opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that the consideration payable under the Offer is fair, from a financial point of view, to Moxie shareholders.

This Opinion may be relied upon by the Board for the purposes of considering the Offer and its recommendation to the shareholders of Moxie with respect to the Offer, but may not be used or relied upon by any other person without our express prior written consent.

Yours very truly,

(signed "FirstEnergy Capital Corp.")

FirstEnergy Capital Corp.

MOXIE EXPLORATION LTD.

LETTER OF TRANSMITTAL AND ELECTION FORM

For Use in Connection with the Offer dated June 18, 2003 of
Endev Energy Inc. to the Shareholders of Moxie Exploration Ltd.

This Letter of Transmittal and Election Form is for use by holders of common shares ("**Moxie Shares**") of Moxie Exploration Ltd. ("**Moxie**") in connection with the offer (the "Offer") dated June 18, 2003 made by Endev Energy Inc. (Endev") to the holders of Moxie Shares ("Shareholders"). Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such Moxie Shares according to the *Procedure for Guaranteed Delivery* set forth in Section 3 hereof. Capitalized terms used herein have the respective meanings ascribed thereto in the Glossary of Terms in the Offer and Circular (the "**Circular**") dated June 18, 2003 that accompanies this Letter of Transmittal.

TO: Moxie Exploration Ltd.

AND TO: Valiant Trust Company, as Depositary

ELECTION OF FORM OF CONSIDERATION

Pursuant to the Offer, the undersigned Moxie Shareholder hereby elects to receive **(please check only one of the following options:**

☐ **Option A** - $0.46 in cash for each Moxie Share held by the undersigned (the "**Cash Consideration**"); OR

☐ **Option B** – 0.278788 of a Common Share of Endev ("**Endev Shares**") for each Moxie Share held by the undersigned (the "**Share Consideration**"); OR

☐ **Option C**- $0.46 for ____________________ of the Moxie Shares held by the undersigned and 0.278788 of an Endev Share for ______________ of the Moxie Shares held by the undersigned (the "**Mixed Consideration**").

Where no election is made or where the election is not properly made, the depositing Moxie Shareholder will be deemed to have elected to receive one half Cash Consideration and one half Share Consideration for all of his or her Moxie Shares pursuant to the Offer. The election may have material income tax consequences and, as a result, Moxie Shareholders are urged to consult their tax advisor as to their election.

The maximum amount of Cash Consideration available to pay for the Moxie Shares pursuant to the Offer is $12,000,000. If Moxie Shareholders elect to receive Cash Consideration exceeding such maximum amount of cash available, such Shareholders will then receive, pro rata, the balance of the consideration payable for their Moxie Shares on the basis of the Share Consideration.

The maximum number of Endev Shares available to pay for the Moxie Shares pursuant to the Offer is 5,835,000. If Moxie Shareholders elect to receive Endev Shares exceeding the maximum number of Endev Shares available, such Shareholders will then receive, pro rata, the balance of the consideration payable for their Moxie Shares on the basis of the Cash Consideration.

The undersigned, by the execution of this Letter of Transmittal and Election Form hereby represents that: (a) the undersigned is the owner of the Moxie Shares represented by the certificate(s) described below; (b) the undersigned has good title to those shares, free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (c) the said certificate(s), together with any other certificate(s) submitted with a separate Letter of Transmittal and Election Form as required by the attached instructions, represent all of the Moxie Shares owned by the undersigned; (d) the undersigned has full power and authority to make the above election; and (e) unless the undersigned shall have revoked this election by notice in writing given to the Depositary not later than 5:00 p.m. (Calgary Time) on the third trading day on the TSX after the Expiry Time.

The undersigned encloses herewith the following certificate(s) for those Moxie Shares registered in the name of the undersigned or duly endorsed for transfer to the undersigned:

DESCRIPTION OF MOXIE SHARES DEPOSITED

(please print)

Certificate Number(s)	Name of Registered Holder	Number of Shares
		TOTAL:

Unless otherwise indicated under Special Payment Instructions or Special Delivery Instructions on the following page (in which case payment or delivery should be made in accordance with those instructions), the certificate(s) for the Endev Shares and/or the cheque(s), as the case may be, issued in exchange for the Moxie Shares of the undersigned should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on Moxie's share register). If the Offer is not successful or is withdrawn, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

☐ CHECK HERE IF MOXIE SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE CALGARY OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (Please print or type)

Name of Registered Holder: ____________________ Date of Guaranteed Delivery: ______________

Name of Institution which Guaranteed Delivery: ________________________________

BLOCK A
SPECIAL PAYMENT INSTRUCTIONS

To be completed only if the cheque(s) for the Cash Consideration or the certificate(s) for the Share Consideration are NOT to be issued in the name of the undersigned.

Issue ______ cheque(s)
______ certificate(s) for Endev Shares

In the Name of: ____________________
(please print)

Address: ____________________
(include postal or zip code)

____

BLOCK B
SPECIAL DELIVERY INSTRUCTIONS

To be completed only if the cheque(s) for the Cash Consideration or the certificate(s) for the Share Consideration are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.

Issue ______ cheque(s)
______ certificate(s) for Endev Shares

In the Name of: ____________________
(please print)

Address: ____________________
(include postal or zip code)

____

BLOCK C	BLOCK D
The undersigned certifies that the residence of the undersigned is as follows (check one of the following three boxes only, as applicable): ☐ Resident of Canada ☐ U.S. Resident or U.S. Citizen ☐ Resident of any other foreign jurisdiction **Any Shareholder failing to complete one of the above three boxes will be deemed to have certified that the Shareholder is a Canadian resident.**	☐ Check here if the certificate(s) for the Endev Shares and/or cheque(s) for the Cash Consideration are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal and Election Form is deposited.

Signature guaranteed by (if required under item 6 of the instructions):

Dated: ______________________________, 2003

____
Authorized Signature of Guarantor

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

____
Signature of Shareholder or Authorized Representative (see item 7 of the instructions)

____
Address of Shareholder

____

____
Telephone Number of Shareholder

____
Facsimile Number of Shareholder

____
Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

____
Name of Shareholder (please print or type)

____
Name of Authorized Representative, if applicable (please print or type)

____
Total Number of Common Shares Beneficially Held, Directly or Indirectly, by the Shareholder

INSTRUCTIONS

1. Elections

To receive the Cash Consideration, the Share Consideration or the Mixed Consideration, Moxie Shareholders must deposit with the Depositary (at the address specified on the last page hereof) on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Time, a duly completed Letter of Transmittal and Election Form indicating their election to receive the Cash Consideration, the Share Consideration or the Mixed Consideration for their Moxie Shares together with the certificate(s) representing those Moxie Shares or a properly completed Notice of Guaranteed Delivery in the form enclosed with the this Letter of Transmittal.

Where no election is made or where the election is not properly made, the depositing Moxie Shareholder will be deemed to have elected to receive one half Cash Consideration and one half Share Consideration for all of their Moxie Shares pursuant to the Offer.

The election may have material income tax consequences and, as a result, holders of Moxie Shareholders are urged to consult their tax advisor as to their election.

Moxie Shareholders who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form on or before the Election Deadline and who otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and these instructions in respect of the election to receive the Cash Consideration, the Share Consideration, or the Mixed Consideration, will be deemed to have elected to receive one half Cash Consideration and one half Share Consideration for their Moxie Shares.

2. Fractional Shares

No fractional Endev Shares will be issued. Where a holder of Moxie Shares elects or is deemed to have elected to receive Endev Shares and the aggregate number of Endev Shares to be issued to that Moxie Shareholder would result in a fraction of an Endev Share being issued, an adjustment will be made up or down to the next nearest whole number of Endev Shares and a certificate for the resulting whole number of Endev Shares will be issued. In calculating such fractional interests, all Moxie Shares registered in the name of a Moxie Shareholder or nominee of such Moxie Shareholder shall be aggregated.

3. Use of Notice of Guaranteed Delivery

If a Notice of Guaranteed Delivery is used, the box on the second page of the Letter of Transmittal and Election Form need not specify the certificate number(s) or name of registered holder for the Moxie Shares in respect of which the Notice of Guaranteed Delivery is provided, but must indicate the number of Moxie Shares in respect of which such notice is provided. All other portions of the Letter of Transmittal and Election Form must be completed in the same manner as if the certificate(s) for the Moxie Shares were being deposited with the Letter of Transmittal and Election Form. The Notice of Guaranteed Delivery must be provided with the applicable Letter of Transmittal and Election Form.

4. Delivery of Letter of Transmittal and Election Form and Certificates

Certificates representing Moxie Shares, together with the Letter of Transmittal and Election form or a facsimile thereof, must be delivered to the Depositary at the addresses on the last page hereof. The method of delivery is at the option and risk of the holder, but if mail is used, registered mail, with return receipt requested, properly insured, is recommended. **Delivery will be effected only when documents are actually received by the Depositary at any one of the offices specified.**

If your certificate(s) representing Moxie Shares have been destroyed, lost or mislaid, please contact the Depositary, Attention Stock Transfer Department (403) 233-2801 in sufficient time to arrange for the issuance of a replacement certificate for your Moxie Shares prior to the Expiry Time.

5. Guarantee of Signatures

No signature guarantee is required on the Letter of Transmittal and Election Form if (a) the Letter of Transmittal and Election Form is signed by the registered Moxie Shareholder of the Moxie Shares deposited therewith, unless that Moxie Shareholder has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions", or (b) those Moxie Shares are deposited for the account of a Canadian chartered bank, a trust company in Canada, a commercial bank or trust company having an office or correspondent in the United States or the National Association of Securities Dealers (each an "Eligible Institution").

In all other cases, all signatures on the Letter of Transmittal and Election Form must be guaranteed by an Eligible Institution. See also Instruction 6.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

6. Signature on Letter of Transmittal and Election Form, Powers and Endorsements

If the Letter of Transmittal and Election Form is signed by the registered holder(s) of the Moxie Shares deposited therewith, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any other change whatsoever. The certificate(s) need not be endorsed.

If the Letter of Transmittal and Election Form is signed by a person other than the registered holder(s) of the Moxie Shares deposited therewith, the certificate(s) must be endorsed or accompanied by appropriate security transfer or stock power(s), in either case signed exactly as the name(s) of the registered holder(s) appear on the certificate(s). The signature(s) on those certificate(s) or power(s) must be guaranteed by an Eligible Institution.

If the Moxie Shares deposited with a Letter of Transmittal and Election Form are held of record by two or more joint owners, all those owners must sign the Letter of Transmittal and Election Form.

If any deposited Moxie Shares are registered in different names or variations of a name, it will be necessary to complete, sign and submit as many separate Letters of Transmittal and Election Forms as there are different registrations of certificates.

If the Letter of Transmittal and Election Form or any certificates or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate when signing and submit proper evidence satisfactory to the Depositary of their authority to so act.

7. Special Payment and Delivery Instructions

The boxes entitled "Special Payment Instructions" and "Special Delivery Instructions", as applicable, should be completed if the cheque and/or certificate for Endev Shares to be issued pursuant to the Offer are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal and Election Form; (b) sent to someone other than the person signing the Letter of Transmittal and Election Form or to the person signing the Letter of Transmittal and Election Form at an address other than that appearing below that person's signature; or (c) held by the Depositary for pick-up. See also Instruction 5.

8. Representations

The representations made in this Letter of Transmittal and Election Form shall survive the completion of the Offer.

9. Additional Copies and Information

Additional copies of the Letter of Transmittal and Election Form may be obtained from the Depositary at the addresses set out below. Any questions and requests for assistance may be directed by holders of Moxie Shares to the Depositary at its office in Calgary listed below.

10. The Depositary:

By Mail

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

By Hand, Courier or Facsimile Transmission

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

Telephone: (403) 233-2801
Facsimile: (403) 233-2847

Any questions and requests for assistance may be directed by Moxie Shareholders to the Depositary at the telephone number and location set out above.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for

Common Shares

of

MOXIE EXPLORATION LTD.

To be deposited pursuant to the Offer dated June 18, 2003

of

ENDEV ENERGY INC.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and Circular dated June 18, 2003 that accompanies this Notice of Guaranteed Delivery.

If a shareholder of Moxie Exploration Ltd ("Moxie") (a "Shareholder") wishes to deposit common shares of Moxie ("Moxie Shares") pursuant to the Offer and: (i) the Moxie share certificate(s) ("Share Certificate(s)") are not immediately available, or (ii) such Shareholder cannot deliver the Share Certificate(s) and all other required documents to the Depositary prior to the Expiry Time, such Moxie Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at the offices listed below prior to the Initial Expiry Time; and

(c) the Share Certificate(s) representing such Moxie Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering the Moxie Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at the offices listed below on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Time.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at its office in Calgary prior to the Expiry Time and must include a guarantee by an Eligible Institution, in the form set out below.

This form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: Endev Energy Inc.
AND TO: Valiant Trust Company, as Depositary

By Mail, Hand Courier or Facsimile at the following offices of the Depositary:

Valiant Trust Company
510, 550 – 6th Avenue SW
Calgary, Alberta T2P 0S8
Telephone: (403) 233-2801
Fax: (403) 233-2847

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile other than as set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with Endev, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Moxie Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer and Instruction 2 of the Letter of Transmittal.

Number of Moxie Shares	Certificate No. (if available)	Name and Address of Shareholder (please print)

TOTAL MOXIE SHARES:

Area Code and Telephone Number during Business Hours: __________
( ) __________
Dated: __________

GUARANTEE

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary (at its office in Calgary listed above) of the certificate(s) representing Moxie Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all documents required by the Letter of Transmittal, on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Time.

Name of Firm: __________
Address of Firm: __________
____
Telephone Number: __________

Authorized Signature: __________
Name: __________
Title: __________
Dated: __________

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Endev Energy Inc. concurrently with this Form CB.

Endev Energy Inc. undertakes to promptly communicate any change in the name or address of its agent for service to the Securities and Exchange Commission by amendment of the Form F-X.

PART IV

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2003.

ENDEV ENERGY INC.

Per: ______________________

Randy Harrison
President

EXHIBIT INDEX

(a) Endev's Revised Initial Annual Information Form dated June 6, 2003;

(b) the unaudited interim financial statements of Endev and the notes thereto as at March 31, 2003 and 2002;

(c) the management's discussion and analysis of the financial conditions and operations of Endev for the three months ended March 31, 2003, which are contained in the first quarter report of Endev;

(d) the audited comparative financial statements of Endev and the notes thereto as at December 31, 2002 and 2001, together with the report of the auditors thereon, which are contained in the 2002 Annual Report of Endev;

(e) the management's discussion and analysis of the financial conditions and operations of Endev for the year ended December 31, 2002, which is contained in the 2002 Annual Report of Endev;

(f) Endev's management proxy circular dated February 28, 2003 in connection with the annual meeting of shareholders held on April 17, 2003, excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein, being the disclosure given under the headings, "Directors' and Officers' Compensation – Composition of the Compensation Committee", "Directors' and Officers' Compensation – Report of the Compensation Committee", "Directors' and Officers' Compensation – Performance Graph" and "Statement of Corporate Governance Practices";

(g) the financial statements and notes thereto of NCE Energy Assets (1993) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 20 to 26 of Schedule D – Information Booklet of NCE Energy Assets (1993) Fund, which Schedule D is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the management proxy circular of Endev dated April 30, 2002 (the "2002 Information Circular") for the special meeting of shareholders held on June 10, 2002;

(h) the financial statements and notes thereto of NCE Oil & Gas (1993) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 19 to 25 of Schedule E – Information Booklet of NCE Oil & Gas (1993) Fund, which Schedule E is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(i) the financial statements and notes thereto of NCE Energy Assets (1994) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 19 to 25 of Schedule F – Information Booklet of NCE Energy Assets (1994) Fund, which Schedule F is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(j) the financial statements and notes thereto of NCE Oil & Gas (1994) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 22 to 28 of Schedule G – Information Booklet of NCE Oil & Gas (1994) Fund, which Schedule G is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(k) the financial statements and notes thereto of NCE Energy Assets (1995) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 20 to 26 of Schedule H – Information Booklet of NCE Energy Assets (1995) Fund, which Schedule H is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(l) the financial statements and notes thereto of NCE Oil & Gas (1995) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 20 to 26 of Schedule I – Information Booklet of NCE Oil & Gas (1995) Fund, which Schedule I is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(m) the financial statements and notes thereto of NCE Energy Assets (1996) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 20 to 26 of Schedule J – Information Booklet of NCE Energy Assets (1996) Fund, which Schedule J is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(n) the financial statements and notes thereto of NCE Oil & Gas (1996) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 21 to 27 of Schedule K – Information Booklet of NCE Oil & Gas (1996) Fund, which Schedule K is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(o) the financial statements and notes thereto of NCE Oil & Gas (1997) Fund for each of the years in the five-year period ended December 31, 2001, together with the auditors' report dated March 5, 2002, on pages 19 to 25 of Schedule L – Information Booklet of NCE Oil & Gas (1997) Fund, which Schedule L is attached to the Reorganization Brochure dated April 30, 2002 which accompanies the 2002 Information Circular;

(p) audited consolidated comparative financial statements of Net Shepherd Inc. (now Endev) and the notes thereto as at December 31, 2001 and 2000, together with the report of the auditors thereon;

(q) the material change report of Endev dated March 13, 2003; and

(r) the material change report of the Company dated June 6, 2003.

EXHIBIT A

ENDEV ENERGY INC.

REVISED INITIAL ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2002

June 6, 2003

TABLE OF CONTENTS

Page

ABBREVIATIONS 3
CONVERSION 3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS 3
ENDEV ENERGY INC. 4
General 4
BUSINESS AND PROPERTIES OF ENDEV ENERGY INC. 4
General Development of the Business of the Company 4
Significant Acquisitions and Dispositions 5
2003 Acquisitions 5
Employees 5
Trends 5
Recent Significant Developments 6
BUSINESS OF ENDEV ENERGY INC. 6
Summary of Endev's Properties 6
Principal Properties 6
Minor Properties 8
Oil and Natural Gas Reserves 9
Reconciliation of Reserves 12
Reserve Life Index 12
Undeveloped Lands 12
Oil and Gas Wells 13
Production History, Prices Received and Capital Expenditures 13
Drilling Activity 14
Capital Expenditures 14
Marketing 14
Exploration and Development 14
CROSSBILL ACQUISITION 15
Summary of the Crossbill Group's Properties 15
Crossbill Principal Properties 15
Crossbill Minor Properties 15
Industry Conditions 18
SELECTED CONSOLIDATED FINANCIAL INFORMATION 21
MANAGEMENT'S DISCUSSION AND ANALYSIS 21
MARKET FOR SECURITIES 21
DIVIDEND POLICY 21
DIRECTORS AND OFFICERS 21
Conflicts of Interest 23
RISK FACTORS 24
General 24
Reserve Estimates 24
Nature of Resource Development, Exploration and Production 24
Dependence on Operators 25
Conflicts of Interest 25
Dependence on Management 25
Kyoto Accord 25
Dilution 25
Changes in Legislation 26
Additional Financing 26
Competition 26

Dividend History 26
ADDITIONAL INFORMATION 27

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls	barrels
mbbls	thousand barrels
bbls/d	barrels per day
mmbbls	million barrels
NGLs	natural gas liquids (consisting of any one or more of propane, butane and condensate)
mstb	thousand stock tank barrels
bpd	barrels of production per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcfd	thousand cubic feet per day
mmcfd	million cubic feet per day
m^3	cubic metres
mmbtu	million British Thermal Units

Other

BOE	means barrel of oil equivalent, using the conversion factor of six (6) mcf of natural gas being equivalent to one barrel of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.95

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form, and in certain documents incorporated by reference into this annual information form, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Endev believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this annual information form should not be unduly relied upon. These statements speak only as of the date of this annual information form or as of the date specified in the documents incorporated by reference into this annual information form, as the case may be.

In particular, this annual information form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of the oil and natural gas reserves;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this annual information form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. Endev undertakes no obligation to publicly update or revise any forward-looking statements.

ENDEV ENERGY INC.

General

Endev Energy Inc. ("Endev" or the "Company") was incorporated as 656525 Alberta Ltd. under the *Business Corporations Act* (Alberta) on May 31, 1995. On October 18, 1995 the Company changed its name to Internet Filtering Systems Inc. and on February 28, 1996, changed its name to Net Shepherd Inc. Subsequently, on April 8, 2002, the Company consolidated its issued and outstanding share capital on the basis of one (1) new common share ("Common Share") for each ten (10) common shares formerly issued and outstanding, and changed its name to Flock Resources Ltd. On June 12, 2002, the Company changed its name to Endev Energy Inc.

Through the acquisition of all of the assets and liabilities of certain limited partnerships, as more particularly set out in this document, Endev has become an oil and gas issuer with its operating activities focussed in western Canada.

The Company's principal office is located at 2525, 700 - 9th Avenue S.W., Calgary, Alberta, T2P 3V4, and the Company's registered office is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

BUSINESS AND PROPERTIES OF ENDEV ENERGY INC.

General Development of the Business of the Company

Endev was first established to operate in the Internet technology industry as a business–to–business company. With the general decline of the technology markets in 2000 and 2001, the Company began looking for other business opportunities.

Through 2001 and early 2002, the Company finalized the disposition of all of its business and assets, such that, by the completion of the first quarter of 2002, the Company was a public "shell" with no operating assets, other than a limited amount of cash.

Through the first quarter of 2002, certain representatives from the NCE Resources Group had ongoing discussions with Endev with respect to a proposed strategic investment in Endev. These negotiations continued through February and March of 2002 and, in April of 2002, as a requirement of this proposed strategic investment, Endev consolidated its issued and share capital by issuing one (1) new Common Share of Endev for each ten common shares formerly issued and outstanding, changed its name to "Flock Resources Ltd.", and completed a private placement of 5,500,000 Common Shares at a price of $0.25 per share to 959879 Alberta Ltd. ("959879"), a company owned and controlled by Mr. John Driscoll, a principal of the NCE Resources Group.

Through this transaction, the Board of Directors and senior management of Endev were reconstituted to be comprised of a number of individuals having experience in the oil and gas industry. Endev also announced that it intended to change its business focus to that of an oil and gas issuer.

In April, 2002, the Company announced that it intended to proceed with an additional private placement of 1,000,000 Common Shares at a price of $0.50 per share for aggregate gross proceeds of $500,000, to provide it with additional working capital for the pursuit of its proposed oil and gas operations. The Company also added certain additional key members to its management team.

On April 23, 2002, the Company entered into various letter agreements (the "Letter Agreements") with each of the general partners and partnerships listed below pursuant to which it agreed:

(i) to make an offer to acquire all the issued and outstanding units of each of NCE Energy Assets (1993) Fund, NCE Oil & Gas (1993) Fund, NCE Energy Assets (1994) Fund, NCE Oil & Gas (1994) Fund, NCE Energy Assets (1995) Fund, NCE Oil & Gas (1995) Fund, NCE Energy Assets (1996) Fund, NCE Oil & Gas (1996) Fund, and NCE Oil & Gas (1997) Fund (collectively, the "Partnerships"), as well as, under certain conditions, to acquire all of the shares of each NCE Oil & Gas Management (93) Corp., NCE Energy Assets (93) Management Corp., NCE Oil & Gas Management (94) Corp., NCE Energy Assets (94) Management Corp., NCE Oil & Gas Management (95) Corp., NCE Energy Assets (95) Management Corp., NCE Oil & Gas Management (96) Corp., NCE Energy Assets Management (96) Corp., NCE Oil & Gas Management (97) Corp. (collectively, the "General Partners"), and

(ii) to proceed with an asset acquisition, acquiring all of the assets and assuming all of the liabilities of each of the Partnerships in exchange for Common Shares of Endev.

On June 12, 2002, the Company received requisite shareholder approval to proceed with the above transactions and changed its name to Endev Energy Inc.

On August 13, 2002, Endev completed its acquisition of all of the assets and liabilities of each of the Partnerships, for consideration consisting of approximately 53,700,000 Common Shares of Endev. It also acquired all of the shares of each of the General Partners for approximately 3,400,000 Common Shares.

The Common Shares of Endev held by the Partnerships were distributed to limited partners of each of the Partnerships in proportion with to their percentage interests in the Partnerships such that former limited partners of the Partnerships have now become shareholders of Endev.

On December 11, 2002, the Common Shares of Endev were listed and posted for trading on The Toronto Stock Exchange (the "Exchange").

Significant Acquisitions and Dispositions

As discussed above, in August of 2002, Endev completed the acquisition of all of the assets and liabilities of each of the Partnerships, for consideration consisting of approximately 53,700,000 Common Shares. It also acquired the shares of each of the General Partners of the Partnerships for approximately 3,400,000 Common Shares. On January 1, 2003, all of the General Partners were amalgamated with Endev, such that the consolidated corporate entity, which continues to carry on business under the name "Endev Energy Inc." carries on the business formerly carried on by each of the Partnerships and the General Partners. Through these acquisitions, Endev acquired interests in an aggregate of 454 oil and gas wells (246.37 net) with Established Reserves of approximately 6,300 mboe.

2003 Acquisitions

On February 28, 2003, Endev completed the acquisition of the outstanding shares of five private companies (collectively, the "Crossbill Group"), which jointly owned an interest in nine oil and gas producing properties (the "Crossbill Properties"). The purchase price, subject to final adjustments, was $11,500,000, and the acquisition closed on February 28, 2003, with an effective date of February 1, 2003. The acquisition added 200 boe/d net production, with an anticipated additional 300 boe/d to be tied-in. The companies comprising the Crossbill Group were subsequently dissolved, with all their assets and liabilities distributed to Endev. A detailed description of the Crossbill acquisition is set out under the heading "Business and Properties of Endev Energy Inc. – Crossbill Acquisition".

On April 9, 2003, the Company completed the acquisition of an interest in a shallow gas property in the Eyremore area of Southern Alberta from a private oil and gas company for a total purchase price, subject to adjustments, of $7.3 million plus a retained royalty on the properties.

Employees

Endev has a total of seven full time employees and three persons working as consultants.

Trends

The prices for crude oil and natural gas have been volatile over the last few years. Management anticipates this volatility to continue. Dramatic downward swings in the world prices for crude oil and natural gas could affect the economic viability of Endev's prospects.

Another trend is the volatility in the external capital markets that the industry is currently experiencing which impacts public companies, such as Endev, in the event that they seek to raise additional equity. In management's view, this can be partly attributed to uncertainty regarding the future growth prospects for world economies and to uncertainty regarding the future supply and demand for oil and gas.

An additional trend relates to the size of companies in which investors are willing to invest. Larger market capitalization companies provide for greater liquidity and, as a result, appear to be more attractive; however, smaller companies may present potentially larger returns as they have not yet appreciated in value in relation to current commodity prices.

Recent Significant Developments

On May 27, 2003 Endev announced that it had entered into a binding acquisition agreement with Moxie Exploration Ltd. ("Moxie"), whereby Endev will, subject to certain conditions, offer to purchase all of the issued and outstanding common shares of Moxie. The consideration under the offer for each Moxie common share is a combination of $0.23 cash and 0.139394 of an Endev common share, or any combination of cash and Endev shares subject to a maximum of 5,835,000 Endev common shares being issued and a maximum of $12,000,000 being paid. As a result, Moxie shareholders in aggregate will receive consideration consisting of approximately 50% cash and 50% Endev common shares. The total value of the offer for Moxie is approximately $22,000,000, based on the close of market on May 27 including assumption of net debt of approximately $0.5 million and proceeds of $1.2 million on the assumed exercise of all outstanding options and warrants. Moxie's current production is almost 100% natural gas or approximately 5.0 MMCF/d, produces high net backs, and is all focused in the Eyremore/Majorville area of southern Alberta, adjacent to Endev's key shallow gas focus area. Moxie's established reserves at December 31, 2002 were approximately 1.6 million barrels of oil equivalent on a 6:1 basis.

BUSINESS OF ENDEV ENERGY INC.

Endev has interests in approximately 353 productive oil wells and 124 productive gas wells located in 40 properties in Western Canada. Approximately 96% of the value of the properties of Endev is comprised of interests located in 20 properties. The following is a summary of the properties currently held by Endev.

Summary of Endev's Properties

Properties of Endev	Property Operator	Established Reserves[(1)] (mboe)	Number of [(2)] Gross Wells	Number of Net Wells
Armada	Endev	34	4	1.5
Bantry	Endev/Conoco	651	52	27.1
Cantal	Nexen	43	3	1.6
Carstairs	Endev	147	1	0.6
Chambers	Encana	798	6	0.7
Drumheller/Aerial	El Paso/Others	1,030	117	33.1
Elmworth	Endev/Others	145	7	2.7
Enchant	Belmont	43	1	0.8
Eyremore	Endev	491	37	10.6
Jean Lake/Osi	CNRL	718	33	4.5
Kerrobert	Endev/Others	191	98	63.6
Laprise	NCE	142	1	0.7
Lost Horse Hills	APF Energy	178	6	3.0
Pembina	Northrock	39	1	0.2
Pine Creek	Endev	333	2	2.0
Turin	Endev/Others	484	24	12.4
Valhalla	Endev	185	4	4.0
Verendrye	Ish	160	115	52.4
Waskada	Endev	75	5	5.0
Weyburn	Provident	47	1	0.8
Minor Properties	Various	252	84	33.3
Totals		6,184	602	260.6

Notes:

(1) "Established Reserves" represent proven plus risked probable reserves (before royalties) for the interest in the property as of December 31, 2002.
(2) Wells listed are considered productive and do not include suspended wells.

Principal Properties

Armada is an oil and gas producing property located approximately 70 miles southeast of Calgary, Alberta. The property includes 4 wells. Endev holds interests varying from 25 - 50 percent working interest in the wells. Endev is the operator of the wells. Established Reserves for the interest in the property as of December 31, 2002 were 34 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 18 boe/d net to Endev's interest.

Bantry is an oil producing property located approximately 100 miles southeast of Calgary, Alberta. The property includes 57 wells. Endev holds interests varying from a royalty interest to a 100 percent working interest in the wells. Endev, Markwest and ConocoPhillips are the operators of the wells. Established Reserves for the interest in the property as of December 31, 2002 were 651 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 590 boe/d net to Endev's interest.

Cantal is an oil producing property located approximately 50 miles northeast of Estevan, Saskatchewan. The property consists of three horizontal Frobisher-Alida oil wells in which Endev holds interests varying from 50 – 62.5 percent working interest. Nexen is the operator of the property. Established Reserves for the interest in the property as of December 31, 2002 were 43 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 18 boe/d net to Endev's interest.

Carstairs is an oil and gas producing property located approximately 50 miles north of Calgary, Alberta. The property consists of one dual zone well. Endev holds a 60 percent working interest and is the operator of the well. Established Reserves for the interest in the property as of December 31, 2002 were 147 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 28 boe/d net to Endev's interest.

Chambers is a gas producing property located approximately 90 miles northwest of Red Deer, Alberta. Endev holds interests in 6 wells ranging from a before payout royalty interest to 25 percent working interest in the wells. Encana, Burlington and Infiniti are the operators of the wells. Established Reserves for the interest in the property as of December 31, 2002 were 798 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 660 boe/d net to Endev's interest.

Drumheller/Aerial is an oil and gas producing property located adjacent to and northeast of the town of Drumheller, Alberta. The property consists primarily of Mannville I/Basal Quartz oil wells, Mannville gas wells and Belly River gas wells in which Endev holds interests ranging from a royalty interest to a 70 percent working interest. El Paso, Lexxor, Marathon and Bearspaw are the operators of the property. Established Reserves for the interest in the property as of December 31, 2002 were 1,030 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 470 boe/d net to Endev's interest.

Elmworth is a gas producing property located approximately 15 miles southwest of Grande Prairie, Alberta. Endev holds interests ranging from a royalty interest to a 100 percent working interest in gas wells producing from the Falher B, Nikanassin and Doe Creek zones. Endev, Midnight Oil & Gas and Primewest are the operators of the wells. Established Reserves for the interest in the property as of December 31, 2002 were 145 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 105 boe/d net to Endev's interest.

Enchant is an oil producing property located approximately 90 miles southeast of Calgary, Alberta. The property consists of one Arcs well in which Endev holds a 75 percent working interest before payout. Belmont is the operator of the property. Established Reserves for the interest in the property as of December 31, 2002 were 43 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 40 boe/d net to Endev's interest.

Eyremore is a gas producing property located approximately 70 miles southeast of Calgary, Alberta. The property consists of 13 Belly River gas wells in which Endev holds interests ranging from a royalty interest to a 100 percent working interest. Endev holds royalty interests in a number of Milk River/Medicine Hat gas wells and an eighty-five percent working interest in the Eyremore Compressor station. Endev operates the Belly River wells while the City of Medicine Hat operates of the Milk River/Medicine Hat gas wells. Established Reserves for the interest in the property as of December 31, 2002 were 491 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 110 boe/d net to Endev's interest.

Jean Lake/Osi is a gas producing property located approximately 250 miles north of Edmonton, Alberta. Endev holds approximately a 15 percent interest in 14 sweet natural gas wells producing from the Grosmont carbonate. Canadian Natural Resources is the operator of the property. Established Reserves for the interest in the property as of December 31, 2002 were 718 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 155 boe/d net to Endev's interest.

Kerrobert is an oil producing property located approximately 20 miles north of Kindersley, Saskatchewan. The property consists of oil wells in which Endev holds working interests varying from 60 to 78 percent. Production from the wells originates in the Viking zone and Endev and Ultima are the operators of the wells. Established Reserves for the interest in the property as of

December 31, 2002 were 191 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 125 boe/d net to Endev's interest.

Laprise is a gas producing property located approximately 100 miles northwest of Fort St. John, B.C. The property consists of one producing Baldonnell gas well. NCE Petrofund is the operator of the property. Established Reserves for the interest in the property as of December 31, 2002 were 142 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 45 boe/d net to Endev's interest.

Lost Horse Hills is an oil producing property located approximately 45 miles north of Estevan, Saskatchewan. The property consists of six horizontal Frobisher-Alida oil wells in which Endev holds a fifty percent working interest. APF Energy is the operator of the property. Established Reserves for the interest in the property as of December 31, 2002 were 178 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 90 boe/d net to Endev's interest.

Pembina is an oil property located approximately 50 miles southwest of Edmonton, Alberta. The property consists of a 23.75 percent working interest in one producing Ostracod oil well. Northrock Resources is the operator of the property. Established Reserves for the interest in the property as of December 31, 2002 were 39 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 8 boe/d net to Endev's interest.

Pine Creek is a gas property located approximately 125 miles west of Edmonton, Alberta. Endev holds a one hundred percent before payout interest in two standing gas wells which are operated by Endev. Established Reserves for the interest in the property as of December 31, 2002 were 333 mboe.

Turin is an oil and gas producing property located approximately 15 miles northeast of Lethbridge, Alberta. The property consists of various working interests in Lower Mannville oil and gas wells. Endev operates most of the wells with the balance operated by Acathus, Archean, NCE and Belair. Established Reserves for the interest in the property as of December 31, 2002 were 484 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 290 boe/d net to Endev's interest.

Valhalla is an oil producing property located approximately 40 miles northwest of Grande Prairie, Alberta. Endev holds a one hundred percent before payout interest in 4 wells producing from the Montney C formation. Endev is the operator of the wells. Established Reserves for the interest in the property as of December 31, 2002 were 185 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 150 boe/d net to Endev's interest..

Verendrye is an oil producing property located approximately 5 miles south of Kindersley, Saskatchewan. The property consists of oil wells in which Endev holds working interests varying from 25 to 54.75 percent. Production from the wells originates in the Viking zone and Ish is the operator of the wells. Established Reserves for the interest in the property as of December 31, 2002 were 160 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 75 boe/d net to Endev's interest..

Waskada is an oil producing property located approximately 100 miles east of Estevan, Saskatchewan. The property consists of three producing Lower Amaranth oil wells in which Endev holds a one hundred percent working interest. Endev is the operator of the property. Established Reserves for the interest in the property as of December 31, 2002 were 75 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 35 boe/d net to Endev's interest.

Weyburn is an oil producing property located approximately 45 miles northwest of Estevan, Saskatchewan. The property consists of one horizontal Midale oil well in which Endev holds a eighty percent working interest. Provident is the operator of the property. Established Reserves for the interest in the property as of December 31, 2002 were 47 mboe. Average production for the second half of 2002 (period in which Endev held an interest) was approximately 25 boe/d net to Endev's interest.

Minor Properties

Endev has interests in several minor properties (collectively, the "Minor Properties") located in Western Canada. Included in these holdings are interests in 20 properties which are made up of approximately 192 oil wells and 21 gas wells. Endev's Established Reserves for the interest in the Minor Properties as of December 31, 2002 were 252 mboe. In total, the Minor Properties represent approximately 4 % of Endev's Established Reserves as of December 31, 2002.

Oil and Natural Gas Reserves

AJM Petroleum Consultants ("AJM"), an independent petroleum engineering firm of Calgary, Alberta prepared a report (the "AJM Report") evaluating the petroleum and natural gas reserves of Endev effective as at December 31, 2002.

The following summary of reserves includes all working interests and royalties held by Endev as at December 31, 2002, using both the escalated and constant price cases as evaluated by AJM. Assumptions and qualifications contained in the AJM Report relating to prices, costs and inflations are set forth in the notes to the tables. A copy of the AJM Report may be reviewed at the Calgary offices of the Company during normal business hours.

All evaluations have been stated prior to any provisions for income taxes and general and administrative costs. The estimated present worth values of net production revenue contained in the following tables may not be representative of the fair market value of the reserves. Readers are cautioned that where the present worth of estimated future net production revenues is based on escalated price and cost assumptions, there is no assurance that such price and cost assumptions will be obtained and variances could be material. Actual reserves may be greater than or less than the estimates provided herein. The reserve volumes and net production revenues of probable reserves have been reduced by 50% to reflect the degree of risk associated with the recovery of such reserves.

Petroleum and Natural Gas Reserves
Based on Escalated Price and Cost Assumptions[1]

	Natural Gas[10]		Natural Gas Liquids		Oil	
	Gross[2]	Net[2]	Gross[2]	Net[2]	Gross[2]	Net[2]
	(mmcf)		(mbbls)		(mbbls)	
Proved Reserves[3]						
Developed[4]	14,477	11,521	377	263	1,583	1,377
Undeveloped[5]	3,401	2,848	12	8	7	6
Total Proved Reserves	17,878	14,369	388	272	1,590	1,383
Probable Additional Reserves[6]	7,065	5,682	94	66	1,177	1,034
Total Proved Plus Probable	24,944	20,050	484	338	2,767	2,417
Total Established Reserves[7]	21411	17,210	436	306	2,179	1,900

The present worth of the estimated future net production revenue to be derived from the foregoing reserves is set out in the following table:

Present Worth of Estimated Future Net Production Revenue Before Income Taxes
Based on Escalated Price and Cost Assumptions[1][8][9][11][12][13][15]

		Discounted at the Rate of		
	Undiscounted	10%	15%	20%
Proved Reserves[3]	($thousands)		($thousands)	
Developed[4]	66,954	47,596	42,412	38,547
Undeveloped[5]	10,404	5,324	4,193	3,421
Total Proved Reserves	77,358	52,920	46,605	41,968
Probable Additional Reserves[6]	46,289	17,800	12,709	9,542
Total Proved Plus Probable	123,647	70,720	59,314	51,510
Total Established Reserves[7]	100,503	61,820	52,960	46,739

Petroleum and Natural Gas Reserves
Based on Constant Price and No Cost Escalation[1]

	Natural Gas[10]		Natural Gas Liquids		Oil	
	Gross[2]	Net[2]	Gross[2]	Net[2]	Gross[2]	Net[2]
	(mmcf)		(mbbls)		(mbbls)	
Proved Reserves[3]						
Developed[4]	14,747	11,741	378	263	1,763	1,534
Undeveloped[5]	3,363	2,815	12	8	6	5
Total Proved Reserves	18,110	14,556	390	271	1,769	1,539
Probable Additional Reserves[6]	6,954	5,570	95	64	1,180	1,031
Total Proved Plus Probable	25,064	20,126	485	335	2,949	2,570
Total Established Reserves[7]	21,587	17,341	437	304	2,359	2,055

The present worth of the estimated future net production revenue to be derived from the foregoing reserves is set out in the following table:

Present Worth of Estimated Future Net Production Revenue Before Income Taxes
Based on Constant Price and No Cost Escalation[1][8][9][11][14][15]

		Discounted at the Rate of		
	Undiscounted	10%	15%	20%
Proved Reserves[3]	($thousands)		($thousands)	
Developed[4]	98,281	68,805	60,714	54,673
Undeveloped[5]	12,429	6,626	5,809	4,328
Total Proved Reserves	110,710	75,431	65,983	59,001
Probable Additional Reserves[6]	61,272	26,019	19,129	14,719
Total Proved Plus Probable	171,982	101,450	85,112	73,720
Total Established Reserves[7]	141,346	88,440	75,547	66,360

Notes:

(1) As a result of rounding, certain column amounts may not add to the corresponding total amount set out in the tables.

(2) "Gross Reserves" are the remaining reserves owned by Endev before deduction of any royalties. "Net Reserves" are the gross remaining reserves owned by Endev less all royalties and interests owned by others.

(3) "Proved Reserves" are those reserves estimated as recoverable with a high degree of certainty under current technology and specified economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(4) "Proved Developed Reserves" are those reserves (both producing and non-producing) that are expected to be recovered from existing wells. If the reserves are currently non-producing, the cost to initiate production must be small (compared to the cost of drilling a well).

(5) "Proved Undeveloped Reserves" are those reserves that are expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively major expenditure is required for recompletion or where installation of gathering and processing facilities are required prior to production. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that have a high degree of certainty of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with a high degree of certainty that there is continuity of production from the existing formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

(6) "Probable Reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(7) "Established Reserves" are proved reserves plus 50 percent of probable reserves.

(8) "Net production revenue" is income derived from the sale of net reserves of oil, pipeline gas and gas by-products, less all capital and operating costs.

(9) In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARC program. The ARC program is based on a price sensitive formula and the ARC rate currently varies between 75% at prices of oil below $100 per cubic metre and 25% at prices above $210 per cubic metre. The ARC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARC will generally not be eligible for ARC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period. The Alberta government has announced that the credit will operate on a three-year rolling term. Any changes to the credit will be announced three years in advance. The estimated net production revenue does not reflect an anticipated reduction in aggregate net production revenue which may result from an anticipated reduction in ARC which may be claimed by Endev for 2002 and subsequent years.

(10) Natural gas reserves are reported to be a base pressure of 14.65 pounds per square inch and a base temperature of 60 degrees Fahrenheit.

(11) Prices for oil F.O.B. Edmonton are based upon 40 degree API crude oil having less than 0.3 percent sulphur content. The actual wellhead price will vary with the quality of the crude and the cost of transportation from the wellhead to Edmonton. The natural gas prices were adjusted for heating value, where applicable, and the cost of service charges of the various natural gas shippers.

(12) The escalated price and cost case assumes the continuance of current laws and regulations and any increases in selling prices also accounts for inflation. The product price forecasts used below are the current price forecasts published by AJM. The product price forecasts used are as follows:

Natural Gas and Sulphur (Prices in Canadian Dollars)
F.O.B. Field Gate or Plant

Year	AECO - C Average Current	Saskatchewan Direct Spot Current	British Columbia Direct Spot Current	Sulphur Current	Inflation Rate	Exchange Rate
	$/mmbtu	*$/mmbtu*	*$/mmbtu*	*$/lt*	*%/year*	*$US/$Cdn*
2003……	5.85	5.75	5.70	0.00	0.0	0.650
2004……	5.15	5.05	5.00	2.50	2.0	0.650
2005……	5.10	5.00	4.95	5.00	2.0	0.650
2006……	5.00	4.90	4.85	10.00	2.0	0.650
2007……	5.00	4.90	4.85	15.00	2.0	0.650
2008……	5.10	5.00	4.95	15.30	2.0	0.650
2009……	5.20	5.10	5.05	15.60	2.0	0.650
2010……	5.30	5.20	5.20	15.90	2.0	0.650
2011……	5.40	5.30	5.30	16.20	2.0	0.650
2012……	5.50	5.40	5.35	16.50	2.0	0.650
2013……	5.60	5.50	5.45	16.85	2.0	0.650

Escalation rate of 2.0% thereafter.

NGLs and Light Crude Oil (Prices in Canadian Dollars unless specified)
F.O.B. Field Gate or Plant

Year	Edmonton Propane Current	Edmonton Butane Current	Edmonton Pentanes Plus Current	WTI Cushing Oklahoma Real	Edmonton City Gate Current
	$/bbl	*$/bbl*	*$/bbl*	$US/bbl	$Cdn/bbl
2003………..	24.65	28.45	37.95	25.50	37.95
2004………..	22.60	26.05	34.75	23.00	34.75
2005………..	21.00	24.25	32.30	21.00	32.30
2006………..	21.45	24.75	33.00	21.00	33.00
2007………..	21.85	25.25	33.65	21.00	33.65
2008………..	22.35	25.75	34.35	21.00	34.35
2009………..	22.80	26.35	35.10	21.00	35.10
2010………..	23.25	26.85	35.80	21.00	35.80
2011………..	23.76	27.40	36.55	21.00	36.55
2012………..	24.25	28.00	37.30	21.00	37.30
2013………..	24.75	28.60	38.10	21.00	38.10

Escalation rate of 2.0% thereafter.

(13) The undiscounted, unrisked capital expenditures for the escalated price and cost case in the AJM Report are as follows:

Capital Expenditures related to	Amount ($000's)
Proved Developed Reserves	$ 5,063
Proved Undeveloped Reserves	3,683
Probable Reserves[(a)]	4,257
Total	$13,003

Note:
(a) Probable Reserves have not been risked.

Well abandonment costs have been scheduled in the last year of production for each well evaluated. No salvage value for facilities has been included in the AJM Report. The AJM Report assumes that $1,573 thousand and $3,820 thousand will be spent to recover Proved and Probable Reserves during 2003 and 2004, respectively.

(14) The constant price case was based upon the actual prices received to December 31, 2002 The average prices adjusted for quality and market costs are as follows:

Oil	$40.88/bbl (Wellhead)
Natural Gas	$5.92/mcf (Plant Gate)

(15) Includes the Alberta Gas Cost Allowance and the Jumping Pound Allowance.

Reconciliation of Reserves

The following table provides a reconciliation of the Endev's natural gas, NGLs and oil proved reserves for the year ended December 31, 2002.

	Natural Gas (mmcf)		NGLs (mbbls)		Crude Oil (mbbls)		Total (mboe)		Established Reserves (mboe)
	Proved	Risked Probable	Proved	Risked Probable	Proved	Risked Probable	Proved	Risked Probable	
Opening Reserves as at December 31, 2001	0	0	0	0	0	0	0	0	0
Production	(1,574)	-	(21)	-	(247)	-	(531)	-	(531)
Acquisitions & Divestments	18,327	3,225	410	47	1,837	589	5,303	1,173	6,476
Extensions & Additions	1,125	309	0	0	0	0	188	51	239
Revisions	0	0	0	0	0	0	0	0	0
Year-end Reserves as at December 31, 2002	17,878	3,533	389	47	1,590	589	4,960	1,225	6,185

Reserve Life Index

The following table provides the reserve life index of Endev's natural gas, NGLs and oil on proved and a proved plus risked probable basis for the year ended December 31, 2002.

Reserve Life Index by Product
December 31, 2002

	Years	
	Proved	Proved + Probable
Crude Oil	3.2	4.4
Natural Gas	5.7	6.8
NGLs	9.3	10.4
TOTAL Oil Equivalent	4.7	5.8

Undeveloped Lands

The following table sets out the Company's undeveloped land holdings as at December 31, 2002.

	Acres	
	Gross[1]	Net[2]
Alberta	85,765	30,533
British Columbia	316	44
Saskatchewan	4664	1025
Manitoba	-	-
Total Undeveloped Acreage	90,745	31,602

Notes:

(1) "Gross" refers to the total acres in which the Company has an interest.
(2) "Net" refers to the total acres in which the Company holds an interest multiplied by the percentage working interest of the Company therein.

Oil and Gas Wells

The following table sets forth, on a geographic basis, Endev's total gross and net crude oil and natural gas wells in which Endev had an interest as at December 31, 2002.

	Oil Wells		Gas Wells		Service Wells		Total Wells	
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta	179	73.4	179	52.8	16	4.2	374	130.4
British Columbia	-	-	1	0.7	-	-	1	0.7
Saskatchewan	233	126.5	-	-	3	1.3	236	127.8
Manitoba	10	7.2	-	-	-	-	10	7.2
TOTAL	422	207.1	180	53.5	19	5.5	621	266.1

Notes:

(1) "Gross" wells means the number of wells in which the Company has a working interest.
(2) "Net" wells means the aggregate number of wells obtained by multiplying each gross well by the Company's percentage working interest therein.

Production History, Prices Received and Capital Expenditures

The following table sets forth certain information in respect of production, product prices received and expenditures made by Endev for each quarter in the most recently completed financial year of Endev, with comparative data for the same periods in the preceding financial year.

	Three Months Ended March 31,		Three Months Ended June 30,		Three Months Ended September 30,		Three Months Ended December 31,	
	2002	2001	2002	2001	2002	2001	2002	2001
Average Daily Production								
Crude oil (bbls/d)	—	—	—	—	1,671	—	1,626	—
Natural gas (mcfd)	—	—	—	—	9,668	—	8,315	—
Combined (BOE)	—	—	—	—	3,282	—	3,012	—
Average Prices Received (1)								
Crude Oil ($/bbl)	—	—	—	—	37.82	—	35.04	—
Natural gas ($/mcf)	—	—	—	—	3.34	—	4.90	—
Combined ($/BOE)	—	—	—	—	26.81	—	32.43	—
Royalties ($/BOE)	—	—	—	—	5.24	—	5.98	—
Operating Expenses ($/BOE) (2)	—	—	—	—	6.96	—	9.09	—
Netback Received ($/BOE)	—	—	—	—	16.40	—	17.36	—
Capital Expenditures ($000's)	—	—	—	—	591.9	—	2,251.7	—
Corporate Acquisitions ($000's)	—	—	38,429.5	—	547.5	—	69.8	—

Notes:

(1) Before hedging costs.
(2) Operating expenses are expenses incurred in the operation of producing properties and include items such as field staff salaries, power, fuel, chemicals, repairs and maintenance, property taxes, processing and treating fees, overhead fees (in the case of properties that are not owned 100 percent by Endev) and other costs.

Drilling Activity

The following table sets forth, for the periods indicated, the number and status of gross and net exploratory and development wells in which Endev has participated in drilling an increase of the two most recently completed financial years.

	Year Ended December 31, 2002		Year Ended December 31, 2001	
	Gross[1]	Net[2]	Gross[1]	Net[2]
Oil	-	-	-	-
Natural Gas	7	2.2	-	-
Abandoned	1	-	-	-
Total	8	2.2	-	-

Notes:

(1) "Gross" wells means the number of wells in which the Company or its predecessors owned an interest.
(2) "Net" wells means the aggregate of the percentage interests of the Company or its predecessors in the gross wells.

Capital Expenditures

The following table sets forth certain information in respect of capital expenditures made by Endev for each of the three most recently completed financial years.

	Years Ended December 31		
	2002	2001	2000
	000s	*000s*	*000s*
Drilling and completions	1,610.2	—	—
Production facilities	344.9	—	—
Land, seismic and other costs	759.2	—	—
Total Exploration and Development	2,714.3	—	—
Acquisitions	40,458.0	—	204.6
Dispositions	(1,411.2)	—	350.6
Office Equipment	129.3	50.4	2,160.2
Total Net Capital Expenditures	41,890.4	50.4	2,715.4

Marketing

Endev continues to pursue optimal markets for its existing oil, natural gas and natural gas liquids production. A significant portion of Endev's non-operated production is sold on the "spot market". All of Endev's recent production is "taken in kind" and marketed directly. The benefits realized are more timely receipt of revenue and minimization of third party marketing fees. Endev does not have any material future marketing commitments and does not plan on incurring any.

Exploration and Development

Endev's expenditure program is budgeted to be $30,000,000 in 2003 and will be financed from the available bank line, existing working capital and the cash flow to be generated in 2003, all of Endev's capital expenditures will be focused appropriatedly between exploration, development and acquisition activities. The majority of these expenditures will be employed to drill, complete and tie-in low-risk development gas wells and acquire complementary assets adjacent to Endev's existing properties. Following this strategy, Endev announced in February of 2003, an acquisition of the shares of five private companies for $11.5 million. The acquired companies jointly own an interest in 9 oil and gas producing properties that complement Endev's existing acreage positions. Endev plans on drilling 9 gross and 4.13 net wells in the first quarter of 2003 and approximately 100 gross and 66 net wells in the remainder of 2003.

CROSSBILL ACQUISITION

Summary of the Crossbill Group's Properties

The Crossbill Group had interests in 3 productive oil wells and 10 productive gas wells located in 9 properties in Western Canada. Approximately 90% of the value of the properties of the Crossbill Group was comprised of interests located in 5 properties. The following is a summary of the properties previously held by the Crossbill Group.

Properties of The Crossbill Group	Property Operator	Established Reserves(1) (mboe)	Number of (2) Gross Wells	Number of Net Wells
Gordondale	Cigar	95.2	1	0.25
Mikwan	Richmount/Husky	115.7	3	1.10
Ogston	NCE	219.6	3	0.97
Sawn	Richmount	64.1	1	0.25
Wetaskiwin	Richmount	39.0	1	0.65
Minor Properties	Various	67.4	4	1.82
Totals		600.9	13	5.04

Notes:

(1) "Established Reserves" represent proven plus risked probable reserves (before royalties) for the interest in the property as of February 1, 2003.
(2) Wells listed are considered productive and do not include suspended wells.

Crossbill Principal Properties

Gordondale is an oil and gas property located approximately 50 miles northwest of Grande Prairie, Alberta. The property currently includes 1 dual zone well. The Crossbill Group held 25 percent working interest in the well and 33.33 percent working interest in 2 adjoining sections of land. Cigar Oil & Gas is the operator of the well. Established Reserves for the interest in the property as of February 1, 2003 were 95.2 mboe.

Mikwan is a gas producing property located approximately 30 miles east of Red Deer, Alberta. The property includes 3 wells. The Crossbill Group held interests varying from a 25 to 45.27 percent working interest in the wells. Richmount and Husky are the operators of the wells. Established Reserves for the interest in the property as of February 1, 2003 were 115.7 mboe.

Ogston is an oil producing property located approximately 230 miles north of Edmonton, Alberta. The property consists of three Granite Wash oil wells in which the Crossbill Group held interests varying from 21.65 – 40 percent working interest. NCE Petrofund is the operator of the property. Established Reserves for the interest in the property as of February 1, 2003 were 219.6 mboe.

Sawn is a gas property located approximately 250 miles northwest of Edmonton, Alberta. The property consists of one standing gas well. The Crossbill Group held a 25 percent working interest. Richmount is the operator of the well. Established Reserves for the interest in the property as of February 1, 2003 were 64.1 mboe.

Wetaskiwin is a gas property located approximately 30 miles south of Edmonton, Alberta. The property consists of one standing gas well. The Crossbill Group held a 65 percent working interest in the well. Richmount is the operator of the well. Established Reserves for the interest in the property as of February 1, 2003 were 39.0 mboe.

Crossbill Minor Properties

The Crossbill Group had interests in several minor properties (collectively, the "Minor Properties") located in Western Canada. Included in these holdings are interests in 4 properties which are made up of 4 gas wells. The Crossbill Group's Established Reserves for the interest in the Minor Properties as of February 1, 2003 were 67.4 mboe. In total, the Minor Properties represent approximately 10 % of the Crossbill Group's Established Reserves as of February 1, 2003.

Crossbill Gross and Net Reserves Summary

McDaniel & Associates Consultants Ltd. ("McDaniel") has prepared engineering reports (collectively, the "McDaniel Report") evaluating all properties held by the Crossbill Group effective as at February 1, 2003.

The following summary of reserves includes all working interests held by the Crossbill Group at February 1, 2003, using both the escalated and constant price cases as evaluated by McDaniel. Assumptions and qualifications contained in the McDaniel Report relating to prices, costs and inflation are set forth in the notes to the tables.

All evaluations have been stated prior to any provision for income taxes and general and administrative costs. The estimated present worth values of net production revenue contained in the following tables may not be representative of the fair market value of the reserves. Readers are cautioned that where the present worth of estimated future net production revenue is based on escalating price and cost assumptions, there is no assurance that such price and cost assumptions will be attained and variances could be material. Actual reserves may be greater than or less than the estimates provided herein.

Petroleum and Natural Gas Reserves
Based on Escalated Price and Cost Assumptions(1)

	Natural Gas(10)		Natural Gas Liquids		Oil	
	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)
	(mmcf)		(mbbls)		(mbbls)	
Proved Reserves(3)						
Producing(4)	523.3	407.7	3.8	2.8	62.9	51.6
Non-producing(5)	1204.4	805.7	7.0	3.9	112.3	98.4
Total Proved Reserves	1727.7	1213.4	10.7	6.7	175.2	149.9
Probable Additional Reserves(6)	820.8	578.4	1.5	1.2	115.7	102.3
Total Proved Plus Probable	2548.5	1791.8	12.2	7.9	290.9	252.2
Total Established Reserves(7)	2138.1	1502.6	11.5	7.3	233.1	201.1

The present worth of the estimated future net production revenue to be derived from the foregoing reserves is set out in the following table:

Present Worth of Estimated Future Net Production Revenue Before Income Taxes
Based on Escalated Price and Cost Assumptions(1)(8)(9)(11)(12)(13)(15)

		Discounted at the Rate of		
	Undiscounted	10%	15%	20%
Proved Reserves(3)	($thousands)		($thousands)	
Producing(4)	3,290.6	2,631.2	2,412.8	2,237.7
Non-producing(5)	5,119.7	3,641.1	3,158.5	2,780.1
Total Proved Reserves	8,410.3	6,272.3	5,571.4	5,017.8
Probable Additional Reserves(6)	5,077.6	2,709.8	2,160.2	1,785.2
Total Proved Plus Probable	13,487.9	8,982.2	7,731.5	6,803.0
Total Established Reserves(7)	10,949.1	7,627.3	6,651.5	5,910.4

Petroleum and Natural Gas Reserves
Based on Constant Price and No Cost Escalation(1)

	Natural Gas(10)		Natural Gas Liquids		Oil	
	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)
	(mmcf)		(mbbls)		(mbbls)	
Proved Reserves(3)						
Producing(4)	503.9	397.1	3.5	2.7	61.8	49.7
Non-producing(5)	1156.4	776.8	7.0	3.9	107.4	94.0
Total Proved Reserves	1660.3	1173.9	10.5	6.5	169.2	143.7
Probable Additional Reserves(6)	819.5	577.8	1.5	1.2	112.5	98.7
Total Proved Plus Probable	2479.9	1751.7	12.0	7.8	281.7	242.4
Total Established Reserves(7)	2070.1	1462.8	11.4	7.2	225.5	193.1

The present worth of the estimated future net production revenue to be derived from the foregoing reserves is set out in the following table:

Present Worth of Estimated Future Net Production Revenue Before Income Taxes Based on Constant Price and No Cost Escalation(1)(8)(9)(11)(14)(15)

		Discounted at the Rate of		
	Undiscounted	10%	15%	20%
Proved Reserves[3]	($thousands)		($thousands)	
Producing[4]	4,773.5	3,735.9	3,398.1	3,129.9
Non-producing[5]	8,157.1	5,869.8	5,126.9	4,544.4
Total Proved Reserves	12,930.6	9,605.6	8,525.1	7,674.2
Probable Additional Reserves[6]	7,663.6	4,162.3	3,339.7	2,775.4
Total Proved Plus Probable	20,594.2	13,767.8	11,864.8	10,449.6
Total Established Reserves[7]	16,762.4	11,686.7	10,195.0	9061.9

Notes:

(1) As a result of rounding, certain column amounts may not add to the corresponding total amount set out in the tables.

(2) "Gross Reserves" are the remaining reserves owned by the Crossbill Group before deduction of any royalties. "Net Reserves" are the gross remaining reserves owned by the Crossbill Group less all royalties and interests owned by others.

(3) "Proved Reserves" are those reserves estimated as recoverable with a high degree of certainty under current technology and specified economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(4) "Proved Producing Reserves" are those reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

(5) "Proved Non-producing Reserves" are those proved reserves that are not classified as producing.

(6) "Probable Reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(7) "Established Reserves" are proved reserves plus 50 percent of probable reserves.

(8) "Net production revenue" is income derived from the sale of net reserves of oil, pipeline gas and gas by-products, less all capital and operating costs.

(9) In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARC program. The ARC program is based on a price sensitive formula and the ARC rate currently varies between 75% at prices of oil below $100 per cubic metre and 25% at prices above $210 per cubic metre. The ARC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARC will generally not be eligible for ARC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period. The Alberta government has announced that the credit will operate on a three-year rolling term. Any changes to the credit will be announced three years in advance. The estimated net production revenue does not reflect an anticipated reduction in aggregate net production revenue which may result from an anticipated reduction in ARC which may be claimed by the Crossbill Group for 2002 and subsequent years.

(10) Natural gas reserves are reported to be a base pressure of 14.65 pounds per square inch and a base temperature of 60 degrees Fahrenheit.

(11) Prices for oil F.O.B. Edmonton are based upon 40 degree API crude oil having less than 0.3 percent sulphur content. The actual wellhead price will vary with the quality of the crude and the cost of transportation from the wellhead to Edmonton. The natural gas prices were adjusted for heating value, where applicable, and the cost of service charges of the various natural gas shippers.

(12) The escalated price and cost case assumes the continuance of current laws and regulations and any increases in selling prices also accounts for inflation. The product price forecasts used below are the current price forecasts published by McDaniel. The product price forecasts used are as follows:

Natural Gas (Prices in Canadian Dollars)
F.O.B. Field Gate or Plant

Year	Alberta Spot Current	Saskatchewan Spot Current	British Columbia Spot Current	Inflation Rate	Exchange Rate
	$/mmbtu	*$/mmbtu*	*$/mmbtu*	*%/year*	*$US/$Cdn*
2003......	5.15	5.30	5.15	2.0	0.640
2004......	4.85	5.00	4.85	2.0	0.650
2005......	4.65	4.80	4.65	2.0	0.660
2006......	4.65	4.80	4.65	2.0	0.670
2007......	4.65	4.80	4.65	2.0	0.680
2008......	4.70	4.85	4.70	2.0	0.680
2009......	4.80	4.95	4.80	2.0	0.680
2010......	4.90	5.05	4.90	2.0	0.680
2011......	5.00	5.20	5.00	2.0	0.680
2012......	5.10	5.30	5.10	2.0	0.680
2013......	5.20	5.40	5.20	2.0	0.680

Escalation rate of 2.0% thereafter.

NGLs and Light Crude Oil (Prices in Canadian Dollars unless specified)
F.O.B. Field Gate or Plant

Year	Edmonton Propane Current	Edmonton Butane Current	Edmonton Pentanes Plus Current	WTI Cushing Oklahoma Current	Edmonton City Gate Current
	$/bbl	*$/bbl*	*$/bbl*	$US/bbl	$Cdn/bbl
2003..........	24.10	26.10	39.60	26.00	39.60
2004..........	23.20	23.70	35.90	24.00	35.90
2005..........	22.00	22.20	33.70	22.90	33.70
2006..........	21.80	21.80	33.00	22.80	33.00
2007..........	21.80	21.90	33.20	23.30	33.20
2008..........	22.20	22.40	33.90	23.80	33.90
2009..........	22.70	22.80	34.60	24.30	34.60
2010..........	23.10	23.30	35.30	24.80	35.30
2011..........	23.60	23.70	36.00	25.30	36.00
2012..........	24.10	24.20	36.70	25.80	36.70
2013..........	24.60	24.70	37.50	26.30	37.50

Escalation rate of 2.0% thereafter.

(13) The undiscounted, unrisked capital expenditures for the escalated price and cost case in the McDaniel Report are as follows:

Capital Expenditures related to	Amount ($000's)
Proved Producing Reserves	$ -
Proved Non-producing Reserves	1,818.2
Probable Reserves[(a)]	694.6
Total	$2,512.8

Note:

(a) Probable Reserves have not been risked.

Well abandonment costs have been scheduled in the last year of production for each well evaluated. No salvage value for facilities has been included in the McDaniel Report. The McDaniel Report assumes that $1381 thousand and $905 thousand will be spent to recover Proved and Probable Reserves during 2003 and 2004, respectively.

(14) The constant price case was based upon the actual prices received to February 1, 2003 The average prices adjusted for quality and market costs are as follows:

Oil	$49.87/bbl (Edmonton)
Natural Gas	$6.85/mcf (Field Gate)

(15) Includes the Alberta Gas Cost Allowance and the Jumping Pound Allowance.

Industry Conditions

Introduction

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. All current legislation is a matter of public record and it is not possible to predict what additional legislation or amendments may be enacted.

Pricing and Marketing – Oil

Producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing fuels, distance to market and the value of refined products. Oil exports may be made pursuant to export contracts with terms not exceeding 12 months, in the case of light crude, and not exceeding two years, in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board of Canada. Any oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export licence from the National Energy Board and the issue of such a licence requires a public hearing and the approval of the Governor in Council (the Canadian federal cabinet).

Pricing and Marketing – Natural Gas

The price of natural gas sold is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board and the government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must meet certain criteria prescribed by the National Energy Board and the government of Canada. As is the case with oil, any natural gas export for a term of less than two years must be made pursuant to an National Energy Board order or, in the case of exports for a longer duration, pursuant to a National Energy Board licence and Governor in Council (federal cabinet) approval.

The governments of Alberta, British Columbia, Saskatchewan and Manitoba also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. The pro rating of capacity on the interprovincial pipeline systems also continues to affect the ability to export oil.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States or Mexico will be allowed provided that any export restrictions do not: (1) reduce the proportions of energy resources exported relative to domestic use, (2) impose an export price higher than the domestic price, and (3) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export price requirements and, except as permitted in enforcement of countervailing and antidumping orders and undertakings, minimum or maximum import price requirements.

NAFTA promotes cooperation among all members with respect to the energy sector and prohibits discriminatory duties and tariff rates and discriminatory export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory measures and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to Canadian federal regulation, each Canadian province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other similar matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographic location, field discovery date, and, in the case of oil, the type or quality of the product produced.

In Alberta, the royalty reserved to the Crown is subject to various incentives, and varies between 15% and 30% in the case of new gas and between 15% and 35% in the case of old gas, depending upon the posted reference price each month. Royalties on propane, butane and ethane are constant at 30%. While royalties on pentane and pentanes plus are variable. Alberta Crown royalties on oil production are calculated on a sliding scale basis.

In Alberta, natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 8,200 feet is subject to a royalty exemption, with the amount of the exemption varying with depth of the well. Oil produced from qualifying new pools is eligible for a third tier oil royalty rate. In addition, there is a royalty reduction for approved horizontal well re-entries.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit program. The Alberta royalty tax credit program is based on a price sensitive formula, and the Alberta royalty tax credit rate currently varies between 75% at prices of oil below $15.89 per Bbl and 25% at prices above $33.37 per Bbl. The Alberta royalty tax credit rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to Alberta royalty tax credit will generally not be eligible for Alberta royalty tax credit. The rate is established quarterly based on the average "par price", as determined by Alberta Resource Development for the previous quarterly period.

Producers of oil and natural gas in British Columbia are also required to pay annual rental payments in respect of Crown leases and monthly royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (i.e., whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. A third tier oil royalty rate applies to new pools having no completed wells in such pools on June 1, 1998. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas from wells drilled prior to June 1, 1998 may not be less than 15%. British Columbia has announced a reduced royalty scheme for wells drilled after May 31, 1998.

Effective January 1, 1994, the Government of Saskatchewan revised its fiscal regime for the oil and gas industry. Royalty rates on wells existing as of that date will remain unchanged and therefore subject to various periods of royalty/tax reduction. The new fiscal regime for oil and gas provides for a revised royalty/tax structure for new vertical oil wells and incremental production from new or expanded water flood projects. This "third tier" Crown royalty varies between heavy and non-heavy oil and is price sensitive. Previous royalty-tax holidays applicable to vertically drilled oil wells have been replaced with volume-based royalty/tax reduction incentives in which a maximum royalty of 5% will apply to various volumes depending on the depth and nature of the well (up to 157,300 Bbls of oil in the case of deep exploratory wells). The maximum royalty applicable to the first 75,500 Bbls of oil has been increased from 5% to 10% for production from certain horizontal wells. In addition, royalty/tax holidays for certain types of deep horizontal oil wells have been replaced with a 157,300 Bbls volume incentive. Oil production from qualifying reactivated oil wells are subject to a maximum new royalty rate of 5% for the first 5 years following reactivation in the case of wells reactivated after 1993 and shut-in or suspended prior to January 1, 1993. With respect to qualifying exploratory natural gas wells, the first 887,500 Mcf of natural gas produced is subject to an incentive maximum royalty rate of 5%.

In Manitoba, a holder of a lease or of an exploration reservation in respect of Crown oil and gas rights is required to pay royalties and a holder of freehold lands is required to pay freehold production taxes.

In Manitoba, Crown royalties pursuant to oil produced on Crown lands is calculated by means of a formula which attaches a multiplying factor depending on the classification of the oil. The oil is classified as either old oil, new oil, third tier oil or holiday oil, and the multiplying factor attached to each is 1.0, 0.55, 0.47 and 0.00 respectively. The Crown royalty volume incorporates the multiplying factor of the classification of oil by utilizing one of two formulas, depending on whether the monthly volume of oil in cubic metres produced from a "spacing unit" is: (1) 50 or less; or (2) more than 50. As a result of the holiday oil multiplying factor being 0.00, no Crown royalties are payable with respect to holiday oil.

As with Crown royalties, a similar calculation scheme exists for taxation of oil produced pursuant to freehold oil rights. These tax rates are also dependent upon the categorization of the oil, being either old oil, new oil, third tier oil or holiday oil. The tax rate on holiday oil, like the Crown royalty rate, is zero.

In Manitoba, Crown royalties to be paid by the holder of a lease or an exploration reservation in respect of Crown gas rights is the amount equal to 12 1/2% of the volume sold, calculated for each producing month to the nearest 0.03 5 Mcf. The tax rate on natural gas produced from freehold gas rights in Manitoba is 1.2% of all monthly production values.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations, including without limitation, the use and transport of certain restricted and prohibited substances and the environmental assessment of projects. An environmental assessment and review may be required prior to initiating exploration or development projects or undertaking significant changes to existing projects. In addition, legislation requires that oil and gas wells, pipelines and facility sites be abandoned and reclaimed to the satisfaction of provincial government authorities. A breach of such legislation may result in the imposition of fines and penalties or issuance of a clean-up order. In Alberta, environmental compliance is governed by the Alberta Environmental Protection and Enhancement Act (the "AEPEA"). The AEPEA brings a wide range of activities within the scope of environmental regulation and imposes strict environmental standards, requires stringent compliance and prescribes significant penalties, including predecessor and successor liability, and other enforcement mechanisms.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Financial Information (Cdn Dollars)

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	(000's, except per share numbers)		
Earnings Information			
Revenue, net of royalties	14,514	315	2,551
Net Income (Loss) Continuing Operations	1,384	-	-
Net Income (Loss) Continuing Operations per Common Share			
Basic	$0.035	-	-
Diluted	$0.035	-	-
Net Income (Loss)	1,646	(8,117)	(122,735)
Net Income (Loss) per Common Share			
Basic	$0.042	$(1.47)	$(13.68)
Diluted	$0.041	$(1.47)	$(13.68)
Balance Sheet Information			
Total Assets	48,954	519	6,912
Long Term Debt	—	—	—
Common Shares Outstanding	69,421	5,520	6,963

Quarterly Financial Information (Cdn Dollars)

	2002				2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	($000's, except per share numbers)							
Earnings Information								
Revenue, net of royalties	7,403	7,106	5	—	—	—	—	315
Net Income	1,413	(29)	398	(136)	(591)	(248)	(734)	(6,544)
Net Income (Loss) per Common Share								
Basic	0.020	—	0.035	(0.025)	(0.11)	(0.04)	(0.13)	(1.19)
Diluted	0.020	—	0.035	(0.025)	(0.11)	(0.04)	(0.13)	(1.19)

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's Management Discussion and Analysis relating to the financial statements of the Company for the year ended December 31, 2002, which form part of the Company's Annual Report, are incorporated herein by reference and form an integral part of this Annual Information Form.

MARKET FOR SECURITIES

The Common Shares are listed for trading on The Toronto Stock Exchange under the symbol "ENE".

DIVIDEND POLICY

The board of directors of the Company may from time to time, declare dividends payable to the shareholders according to their respective rights and interests in the Company. See "Risk Factors".

DIRECTORS AND OFFICERS

The names, municipalities of residence, the offices held by each in the Company, and the principal occupation of the directors and officers, the period served as director and the number of securities of the Company owned by such individuals is as follows:

Name and Municipality of Residence	Position Held	Year Became Director or Officer	Number of Common Shares Held[1]	Principal Occupation and Positions for the Past Five Years
John F. Driscoll [4][5] Toronto, Ontario	Chief Executive Officer and Director	2002	7,006,199[2]	Chief Executive Officer of NCE Resources Group, an organization of private companies specializing in oil and gas investments and petroleum related advisory, management and consulting services since March, 1984.
Jeffery Errico[3][4][5] Calgary, Alberta	Director	2002	460,000	President and Chief Operating Officer of NCE Resources Group since April, 1995; prior thereto, Vice-President, Operations of Deminex Canada Limited, a private oil and gas company since 1989.
John A. Brussa[3] Calgary, Alberta	Director	2002	260,000	Partner, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors.
Richard Zarzeczny[3][4] Stouffville, Ontario	Director	2002	10,000	Principal and founder of Canadian Enerdata Limited, an energy and economic consulting firm established in 1984.
John Nestor[5] Mississauga, Ontario	Director	2002	3,000	President of John Nestor & Associates Ltd., a firm of management consultants, since 1972.
Randy A. Harrison Calgary, Alberta	President	2002	300,000	President of Endev since October, 2002 and an officer of Endev since April, 2002; prior thereto, Senior Vice-President of Allied Oil & Gas Corp., a Toronto Stock Exchange listed oil and gas issuer, from June, 2000 to November, 2001; prior thereto, principal and founder of certain private oil and gas exploration and production companies.
Robert Bell Calgary, Alberta	Vice-President, Operations	2002	150,000	Vice-President, Operations of Endev since April 2002; prior thereto, Vice-President, Operations of Allied Oil & Gas Corp., a Toronto Stock Exchange listed oil and gas issuer from May, 2000 to November, 2001; prior thereto, independent consultant to the oil and gas industry.
Al Williams Calgary, Alberta	Vice-President, Exploration	2002	150,000	Vice-President, Exploration of Endev since April, 2002; prior thereto, Vice-President, Exploration of Allied Oil & Gas Corp., a Toronto Stock Exchange listed oil and gas issuer from September, 1999 to December, 2001; prior thereto, Vice-President, Exploration of Edge Energy Inc. from October, 1997 to July, 1999 and Vice-President, Exploration of Chancellor Energy Ltd., from November, 1994 to April, 1996.
John Vooglaid King City, Ontario	Chief Financial Officer	2002	Nil	Vice-President and Treasurer of various members of the NCE Resources Group.
P. Jill Frick Toronto, Ontario	Secretary	2002	Nil	Corporate Secretary of Sentry Select Capital Corp. (TSXV) and NCE Resources Group Inc. since January 1, 2001; prior thereto, Assistant Secretary and Compliance Officer with both Sentry Select Capital Corp. and NCE Resources Group Inc.

Name and Municipality of Residence	Position Held	Year Became Director or Officer	Number of Common Shares Held(1)	Principal Occupation and Positions for the Past Five Years
J.G. (Jeff) Lawson Calgary, Alberta	Assistant Secretary	2002	32,000	Partner, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors since January 1, 1999; prior thereto, associate, Burnet, Duckworth & Palmer LLP.
Dennis J. Kwan Calgary, Alberta	Controller	2003	Nil	Chartered Accountant; controller, Endev Energy Inc. since May 2003; Chief Financial Officer of Wireless Networks Inc. from May 2002 to April 2003; Vice President Finance and Controller of Terago Networks Inc. from November 2000 to March 2002; an independent consultant to the natural resource and technology sectors from August 1999 to November 2000 and Chief Financial Officer of publicly listed Oilexco Incorporated from August 1994 to August 1999.

Notes:

(1) "Shares Held" indicates shares beneficially owned directly or indirectly or over which control or direction is exercised.
(2) 4,850,000 of such Common Shares are held by 959879 Alberta Ltd. a company wholly-owned and controlled by Mr. John Driscoll. 2,147,325 Common Shares are held by Petro Assets Inc., a company beneficially owned by the Driscoll Family Trust, a trust established for the family of John F. Driscoll. 2,374 Common Shares are held through J.F. Driscoll Investment Corp., a company owned and controlled by Mr. John Driscoll. 6,500 Common Shares are held directly by the spouse of Mr. John Driscoll.
(3) Member of the Audit Committee, which is required under the *Business Corporations Act* (Alberta).
(4) Member of the Executive Committee.
(5) Member of the Compensation Committee.
(6) The directors and executive officers of the Company own, directly or indirectly, or control or exercise direction over 8,371,199 Common Shares, representing 12% of the issued and outstanding Common Shares.
(7) Each director of the Company holds office from the time elected until the next annual meeting of the Company at which time they shall retire but, if qualified, shall be eligible for re-election. All officers of the Company, in the absence of agreement to the contrary, shall be subject to removal by resolution of the board of directors of the Company at any time, with or without cause.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of Endev has, within the last ten years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of the Company, within the last 10 years, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of the Company, or a shareholder holding sufficient securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons, has, within the 10 years preceding the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or being subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

Directors and officers of the Company may, from time to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise. See "Risk Factors".

RISK FACTORS

The following is a summary of certain risk factors relating to the business of Endev. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this initial annual information form. Shareholders and potential shareholders should consider carefully the information contained herein and, in particular, the following risk factors.

General

Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by Endev.

Reserve Estimates

The reserve and recovery information contained in the AJM Reserve Report are only estimates and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by AJM. In addition, probable reserves estimate for properties may require revision based on the actual development strategies employed to prove such reserves. Estimated reserves may also be affected by changes in oil and natural gas prices. Declines in the reserves of Endev which are not offset by the acquisition or development of additional reserves may reduce the underlying value of shares to Shareholders.

Nature of Resource Development, Exploration and Production

An investment in the Common Shares of Endev may be considered speculative due to the nature of Endev's involvement in the development and production of petroleum products and Endev's present stage of development. Exploitation and production of petroleum products involves a high degree of risk, which even the combination of experience, knowledge and careful evaluation of management of Endev may not be able to avoid. There is no assurance that further commercial quantities of natural gas and oil will result from Endev's development programs.

The natural gas and oil industry is intensely competitive and Endev will compete with a number of other companies which have greater technical or financial resources. Many of such companies not only produce natural gas and oil but also conduct extensive exploratory activities, refining operations and market petroleum and other products on a worldwide basis.

Endev's ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects. Competitive factors in the distribution and marketing of natural gas and oil include price and methods and reliability of delivery. The marketability of natural gas and oil which will be acquired by Endev will also be affected by numerous other factors beyond the control of Endev. These factors include possible significant fluctuations in the price of petroleum products and/or the costs of production, the supply and demand for petroleum products and the United States/Canadian dollar exchange rate, the proximity and capacity of appropriate pipelines and processing equipment and government regulations, including regulations relating to prices, taxes, royalties, land tenure, possible claims of native peoples, allowable production, the import, possible claims of native peoples, and export of petroleum products and environmental protection. The effect of these factors cannot be accurately predicted.

The prices of petroleum products are unstable and are subject to fluctuation. Any material declines in prices could result in a reduction of Endev's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Endev's reserves. Endev might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Endev's net production revenue causing a reduction in its natural gas and oil exploration and development activities.

Although title reviews will be done according to industry standards prior to the purchase of most natural gas and oil producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Endev which could result in a reduction of the revenue received by Endev.

Endev's operations are subject to all of the risks normally incidental to the operation and development of natural gas and oil properties and the drilling of natural gas and oil wells including encountering unexpected formations or pressures, blow-outs, cratering and fires, all of which could result in personal injuries, loss of life and damage to the property of Endev and others. In accordance with customary industry practice, Endev is not fully insured against all of these risks, nor are all such risks insurable. Although Endev maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could theoretically exceed policy limits, in which event Endev could incur significant costs that could have a material effect upon its financial condition. Oil and natural gas production operations are also subject to risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Endev may be required to fund its proportionate share of additional expenditures required in excess of the amount committed under a particular program. Such additional expenditures may be paid from Endev's cash flow and borrowings of Endev, but Endev may elect not to pay such additional expenditures and instead have its interest earned (or to be earned) diluted. Dilution would result in a reduction of the Endev's share of net revenue, if any, attributable to the particular program.

The recovery and reserve estimates on Endev's properties are estimates only and actual reserves may be greater or less than those calculated.

Dependence on Operators

The principal source of income of Endev is generated by the production and sale of petroleum products. Such production and sale is dependent in part on the managerial ability of the operator of a program. Where Endev is dependent on the operator of programs, in some cases it may be unable to direct such operators. In such cases, it will review all proposed drilling prospects prior to advancing funds. To the extent that an operator does not appropriately perform its obligations, the income of Endev could be significantly reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. The amount of, and time of, cash distributions may be delayed as a result of delays in Endev receiving payment of revenue from resource companies. As well, resource companies may fail to comply with the provisions of the applicable participation agreements; however, it has been the experience of management of Endev that none of the resource companies which have entered into participation agreements with affiliated entities have breached the provisions thereof.

Conflicts of Interest

The directors of Endev are engaged and will continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with Endev. Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the Business Corporations Act (Alberta) which require a director or officer of a corporation who is a party to, or is a director or an officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with Endev to disclose his interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the Business Corporation Act (Alberta).

Dependence on Management

Holders of Common Shares of Endev must rely upon the experience and expertise of the management of Endev. Endev's continued success is dependent upon its ability to attract and retain experienced management. Endev does not have in place key man insurance on its management.

The existing directors and officers of Endev are involved with a number of other ventures, and, accordingly, will only devote a portion of their time to the business and affairs of Endev.

Kyoto Accord

In December 2002, the Parliament of Canada voted to ratify the United Nations Kyoto Treaty on Climate Change and the Government of Canada stated its intention to implement broad economic and regulatory measures to bring about compliance with Canada's commitment to reduce emissions of so-called greenhouse gases. This has introduced a measure of uncertainty for oil and gas operators, and there have been no final proposals yet confirmed for what legal and regulatory measures would be imposed.

Dilution

Endev may make future acquisitions or enter into financing or other transactions involving the issuance of securities of Endev which may be dilutive.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry will not be changed in a manner which adversely affects the Company or its Shareholders.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Common Shares, become limited or unavailable, Endev's ability to make the necessary capital investments to maintain or expand its oil and gas reserves will be impaired.

Competition

There is strong competition relating to all aspects of the oil and gas industry. Endev actively competes for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial and other resources than Endev.

Dividend History

Endev has not declared or paid any dividends on any of its shares in the last 5 years. It is intended that Endev will not pay any dividends in the near future.

ADDITIONAL INFORMATION

Additional information including remuneration of directors and officers, principal holders of securities and options to purchase Common Shares and interests of insiders in material transactions, is contained in the Information Circular – Proxy Statement of Endev dated February 28, 2003 and additional financial information is provided in the audited financial statements of Endev for the year ended December 31, 2002.

The Company shall provide to any person, upon request to the Secretary of the Company:

(1) when the securities of the Company are in the course of a distribution pursuant to a preliminary prospectus or a prospectus:

(a) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(b) one copy of the comparative financial statements of the Company for its most recently completed fiscal year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

(c) one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders; and

(d) one copy of any other documents that are incorporated by reference into the preliminary prospectus or the prospectus and which are not required to be provided under items (a) to (c) above; or

(2) at any other time, one copy of any documents referred to in items (1)(a), (b) and (c) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

For additional copies of this Annual Information Form and the materials listed in the preceding paragraphs, please contact:

Randy Harrison
Endev Energy Inc.
Suite 2525, 700 – 9th Avenue S.W.
Calgary, AB T2P 3V4

Phone: (403) 750-2604
Fax: (403) 265-1795

EXHIBIT B

Endev Energy Inc.
Balance Sheet
(unaudited)

As at March 31, 2003 and at December 31, 2002	2003 *(Unaudited)*	2002 *(Audited)*
Assets		
Current assets		
Cash and cash equivalents	$ 199,729	$ 8,619,404
Accounts receivable	4,903,139	3,038,697
Prepaid expenses	2,066,383	154,012
Total current assets	7,169,251	11,812,113
Oil and gas properties (Note 3)	52,070,073	37,142,240
Goodwill (Note 2)	4,500,000	–
Total assets	$ 63,739,324	$ 48,954,353
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 8,550,626	$ 3,500,904
Current taxes payable	20,936	12,280
Bank loan (Note 4)	1,155,000	–
Total current liabilities	9,726,562	3,513,184
Future income taxes (Note 5)	11,277,231	5,190,661
Accrued reclamation and abandonment cost	903,953	609,689
Total liabilities	21,907,746	9,313,534
Shareholders' equity		
Share capital (Note 6)	37,998,773	37,994,606
Retained earnings	3,832,805	1,646,213
Total shareholders' equity	41,831,578	39,640,819
Total liabilities and shareholders' equity	$ 63,739,324	$ 48,954,353

Signed on behalf of the Board:

John F. Driscoll, Director

Richard Zarzeczny, Director

The accompanying notes to the consolidated financial statements are an integral part of this consolidated statement.

Endev Energy Inc.
Statement of operations and retained earnings (deficit)

(unaudited)

For the three months ended March 31	2003	2002
Revenues		
Oil and gas, net of royalties	$ 9,382,377	$ –
Interest and other revenue	35,966	–
	9,418,343	–
Expenses		
Lease operating	2,257,163	–
Depletion and depreciation	2,304,607	3,266
Provision for reclamation and abandonment	296,062	–
General and administrative	790,507	132,977
Interest	22,470	–
Capital taxes	47,046	–
	5,717,855	136,243
Income (loss) before income taxes	3,700,488	(136,243)
Income taxes (Note 5)		
Current	27,326	–
Future	1,486,570	–
	1,513,896	–
Net income (loss)	2,186,592	(136,243)
Retained earnings (deficit), beginning of period (note 1)	1,646,213	(140,861,285)
Retained earnings (deficit), end of period	$ 3,832,805	$ (140,997,528)
Net income (loss) per share		
Basic	$ 0.03	$ (0.025)
Diluted	$ 0.03	$ (0.025)

The accompanying notes to the consolidated financial statements are an integral part of this consolidated statement.

186

Endev Energy Inc.
Statement of cash flows

(unaudited)

For the three months ended March 31	2003	2002
Operating activities		
Net income (loss)	$ 2,186,592	$ (136,243)
Add items not affecting cash		
Depletion and depreciation	2,304,607	3,266
Provision for reclamation and abandonment	296,062	–
Future income taxes	1,486,570	–
Actual abandonment costs incurred	(1,798)	–
Funds provided by (used in) operations	6,272,033	(132,977)
Change in non-cash operating working capital	(1,070,145)	308,674
Cash provided by operating activities	5,201,888	175,697
Financing activities		
Proceeds from issuance of common shares, net	4,167	–
Bank loan	1,155,000	–
Cash provided by financing activities	1,159,167	–
Investing activities		
Additions to oil and gas properties	(17,233,612)	–
Future taxes on acquisition	4,600,000	–
Goodwill on acquisition	(4,500,000)	–
Cash acquired on acquisitions	707,553	–
Proceeds from disposition of oil and gas properties	1,172	–
Change in non-cash investing working capital	1,644,157	–
Cash used in investing activities	(14,780,730)	–
Change in cash and cash equivalents	(8,419,675)	175,697
Cash and cash equivalents, beginning of period	8,619,404	152,927
Cash and cash equivalents, end of period	$ 199,729	$ 328,624
Interest paid	$ 22,470	$ –
Income taxes paid	$ –	$ –

The accompanying notes to the consolidated financial statements are an integral part of this consolidated statement.

187

Endev Energy Inc.
Notes to Financial Statements

March 31, 2003

(unaudited)

1. INTERIM FINANCIAL STATEMENTS

These unaudited interim financial statements have been prepared following the same accounting policies and methods of their application as the most recent annual financial statements. Disclosures provided below are incremental to those included with the audited financial statements and certain disclosures, which are normally required to be included in the notes to annual financial statements have been condensed or omitted. These statements should be read in conjunction with the audited financial statements and annual report of Endev Energy Inc. ("Endev" or the "Company") as at December 31, 2002.

Endev Energy Inc. is a Calgary-based company involved in the exploration, development and production of petroleum and natural gas in British Columbia, Alberta, Saskatchewan and Manitoba. The financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles.

The Company from its inception until the first quarter of 2002 was an emerging internet technology company and development stage company and had discontinued operations of this business during the first half of 2002. As the prior business was discontinued, approval was obtained at the June 10, 2002 meeting of shareholders to eliminate the deficit of $140,861,285 as at December 31, 2001.

Goodwill is tested for impairment on an annual basis in the fourth quarter. If indications of impairment are present, a loss would be charged to earnings for the amount that the carrying amount of the goodwill exceeds its fair value.

2. ACQUISITION

Effective February 28, 2003, Endev acquired all the issued and outstanding shares of five private companies, which jointly owned an interest in nine oil and gas producing properties, for net proceeds of $11.8 million subject to adjustment. The transaction was accounted for using the purchase method. The purchase price resulted in an excess purchase price over the fair value of assets acquired of approximately $4.5 million which has been reflected as goodwill due to the intrinsic value of acquiring the properties in a strategic core area. The purchase was effective February 1, 2003 and the operating results were included in the accounts of the company from February 28, 2003.

A summary of the net assets acquired is as follows (in 000s):

Working capital	$	305
Oil and gas properties		11,568
Future income taxes		(4,600)
Goodwill		4,500
Cost of acquisition	$	11,773

3. OIL AND GAS PROPERTIES

The Company records oil and gas properties at cost less accumulated depletion and depreciation of $7,056,464 as at March 31, 2003.

During the quarter ended March 31, 2003, the Company capitalized $0.1 million of general and administrative expenses related to exploration and development activities. As at March 31, 2003 the depletion calculation excluded unproved properties of $5.4 million and the estimated cost of future site reclamations, to be accrued over the life of the remaining proved reserves, is $6.5 million.

4. BANK LOAN

The Company has a revolving demand credit facility with a maximum availability of $15 million. The current interest rate is prime plus 0.375%. The limit of the credit facility is subject to adjustments from time to time to reflect changes in Endev's asset base. There are no principal repayments required on the loan. The credit facility is secured by all the assets of the Company.

5. INCOME TAXES

The future income tax liability is comprised of the following amounts arising from temporary differences related to:

For the three months ended March 31,		2003
Oil and gas properties	$	11,298
Resource allowance		(21)
	$	11,277

The provision for current and future income taxes differs from the result which would be obtained by applying the combined federal and provincial statutory tax rates to net income before income taxes. This difference results from the following:

For the three months ended March 31,		2003
Income before income tax provision	$	3,700
Income tax provision computed at statutory rates	$	1,563
Effect on income tax of:		
Non-deductible Crown charges, net of Alberta Royalty Credit		583
Resource allowance		(797)
Impact of resource allowance on future income taxes		(166)
Other		331
Income tax expense	$	1,514

The oil and gas properties owned by the Company have a tax basis of approximately $24.1 million available for future use as deductions from taxable income. Included in this tax basis are non-capital loss carry forwards of $9.0 million.

6. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares without nominal or par value.

Issued and Outstanding	**Common Shares**	**Amount**
Balance, December 31, 2002	69,420,801	$ 37,994,606
Options exercised	8,334	4,167
Balance, March 31, 2003	69,429,135	$ 37,998,773

The weighted average shares outstanding are as follows:

	2003	**2002**
Basic	69,426,450	5,519,773
Diluted	71,290,690	5,519,773

The options outstanding at March 31, 2003 are as follows:

Issue Date	Number of Options	Weighted Average Exercise Price	Expiry Date
April 23, 2002	2,991,666	$ 0.50	April 23, 2007
November 19, 2002	211,500	0.66	November 19, 2007
February 26, 2003	15,000	1.26	February 29, 2008
March 12, 2003	200,000	1.30	March 12, 2008
Cancelled	(16,666)	0.50	
Total	**3,401,500**	**$ 0.56**	

The options granted on April 23, 2002 vest evenly over five years and the options granted on November 19, 2002, February 26, 2003 and March 12, 2003 vest evenly over three years.

At March 31, 2003, a total of 938,837 options were exercisable at a weighted average price of $0.56 per common share.

The Company accounts for its stock-based compensation plan using the intrinsic-value method. Under this method, no costs are recognized in the financial statements for share options granted to employees or directors when the options are issued at market value. Canadian generally accepted accounting principles require disclosure of the impact on net earnings had the fair value method been used for stock options issued on or after January 1, 2002. If the fair value method had been used, the Company's net earnings and net earnings per share for the three months ended March 31, 2003 would approximate the following pro forma amounts:

For the three months ended March 31,		**2003**
Net Earnings ($000s except for per share information):		
As reported	$	2,187
Pro forma		2,117
Net Earnings per Share:		
Basic		
As reported	$	0.03
Pro forma		0.03
Diluted		
As reported	$	0.03
Pro forma		0.03

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

For the three months ended March 31,		**2003**
Assumptions		
Risk free interest rate (%)		5.0
Expected life (years)		5.0
Expected volatility (%)		15
Weighted average fair value of each option granted in 2003	$	0.33

7. SUPPLEMENTAL CASH FLOW INFORMATION

For the three months ended March 31,	**2003**
Changes in non-cash working capital ($000s)	
Accounts receivable	(1,865)
Prepaid expenses and deposits	(1,912)
Accounts payables	5,050
Current income taxes	8
Change in non-cash working capital	1,281
Relating to:	
Investing activities	(1,644)
Cash acquired on acquisitions	(707)
Operating activities	(1,070)

8. RELATED-PARTY TRANSACTIONS

During the period the Company paid $225,000 to NCE Management Services Inc. ("NMSI") pursuant to its contract with NMSI to provide various administrative and other services. The Chairman and CEO of the Company is the sole shareholder of NMSI. These costs are reflected in the statement of operations and retained earnings (deficit) as general and administrative expenses. The NMSI contract will be terminated effective May 31, 2003.

As a result of being a shareholder of one of the acquired private companies, a director of the company received gross proceeds of $564,000 including a holdback adjustment in relation to the purchase of the five private companies during the period. The director did not initiate this purchase and abstained from approving of the transaction by the board.

9. SUBSEQUENT EVENTS

On March 12, 2003, Endev entered into an agreement to purchase an interest in a shallow gas property in the Eyremore area for a total purchase price of $7.3 million, subject to adjustments and closed this transaction on April 4, 2003. Included in the accounts of the Company is a deposit of $700,000.

The Company has entered an agreement to increase its availability under its revolving demand credit facility to $25 million and an acquisition/development line of $10 million with another chartered bank. The current interest rate is variable depending on certain covenants. The limit of the credit facility is subject to adjustments from time to time to reflect changes in Endev's asset base. There are no principal repayments required on the loan. The credit facilities are secured by all the assets of the Company.

Definitions and Descriptions

Abbreviations

bbl	barrel
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbl/d	barrels per day
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mmbtu	million British thermal units
mbbl/d	thousand barrels of oil per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mlt	thousand long tons
mmbbl	million barrels
mmboe	million barrels of oil equivalent
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mstb	thousand stock tank barrels
tcf	trillion cubic feet
API	American Petroleum Institute
APO	after payout
ARC	Alberta Royalty Credit
BPO	before payout
Gj	gigajoules
NGLs	natural gas liquids
RLI	reserve life index (in years)
WTI	West Texas Intermediate

Glossary of Terms

boe: Barrel of oil equivalent, which is determined on the basis that 6,000 cubic feet (6 mcf) of natural gas is equivalent to one barrel of oil.

Crown royalty: The government's share of a property's production.

Established reserves: Proved reserves plus 50% of probable reserves.

Netback: The amount received from the sale of a barrel of oil or barrel of oil equivalent after deduction of operating costs and royalty payments.

Net production: The working interest share of gross production.

Probable reserves: Those reserves that analysis suggests exist and whose future recovery, under current technology, is highly likely.

Proved reserves: Those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions.

Working interest: The interest in a lease that carries with it the rights and obligations to develop and operate an oil or natural gas property.

EXHIBIT C

DRILLING RESULTS

First quarter ending March 31, 2003

	Gross Wells			
	Oil	Gas	Dry	Total
Eyremore	-	1	-	1
Jean Lake	-	3	-	3
Ogston	3	-	1	4
Trout	1	-	-	1
Total – Gross Wells	4	4	1	9

	Net Wells			
	Oil	Gas	Dry	Total
Eyremore	-	1.00	-	1.00
Jean Lake	-	0.44	-	0.44
Ogston	1.34	-	0.75	2.09
Trout	0.50	-	-	0.50
Total – Net Wells	1.84	1.44	0.75	4.03

Management Discussion and Analysis

The following discussion and analysis as provided by the management of Endev Energy Inc. ("Endev" or the "Company") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002. Comparative analysis to the same period in 2002 has not been provided due to the Company changing its business from internet software development to oil and gas exploration and production operations effective July 1, 2002.

As discussed in the previous quarterly reports, Endev (formerly Flock Resources Ltd. which was formerly Net Shepherd Inc.) finalized the disposition of its technology business and assets by the first quarter of 2002. The Company changed its focus to an oil and gas exploration and production company and, in June, reached agreement to purchase nine oil and gas partnerships. The acquisition of the oil and gas properties and working capital of the partnerships were booked on the Company's balance sheet on June 30, 2002. The comparative numbers, where discussed, for the prior periods largely consist of general and administrative costs with respect to the discontinuation of the Company's former operations.

BOE PRESENTATION

For the purposes of calculating unit costs, natural gas has been converted to a barrel of oil equivalent ("BOE") using six thousand cubic feet equal to one barrel unless otherwise stated. This conversion conforms with the Canadian Securities Regulators proposed National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. BOE is a very approximate comparative measure which, in some cases, could be misleading particularly when used in isolation.

COMMODITY MARKETS

U.S. oil inventories continue to be near all-time lows during the quarter due to the Venezuelan and Nigerian strikes and the war in Iraq. During the first quarter the benchmark WTI averaged US$33.86 per barrel. The WTI price increased after declining, following the end of the Iraq war and is currently approximately US$29 per barrel due to events in Saudi Arabia, continued low oil inventories and OPEC resolve to maintain oil prices through production cuts as required.

During the first quarter of 2003, natural gas prices were extremely volatile. North American storage levels are well below the five-year average. AECO natural gas is currently trading at approximately C$6.70 per Gj.

Over the first quarter, the Canadian dollar strengthened approximately 6.8% against the U.S. dollar closing at US$0.6813 at quarter end, up from US$0.6381 at the beginning. This strengthening of the Canadian dollar against its U.S. counterpart will reduce the proceeds realized on production sold to the market in U.S. dollars. This upward trend continues today due to a perceived weakness in the U.S. economy in comparison to other industrialized nations. Fortunately during the first quarter commodity prices remained strong partially offsetting the impact of the rising Canadian dollar.

RESULTS SUMMARY

Three months ended March 31, 2003

Oil & Gas Operations		2003
Production		
Oil (bbl/d)		1,304
Gas (mcf/d)		7,947
NGLs (bbl/d)		274
Total (boe/d – 6:1)		2,903
Sales Prices		
Oil per bbl	$	40.82
Gas per mcf		7.80
NGLs per bbl		43.24
Weighted average (6:1) per boe	$	43.77
Production Revenue ($000s)		
Oil	$	4,791
Gas		5,579
NGLs		1,066
Total	$	11,436

Production from the properties for the three months ended March 31, 2003 was 2,903 boe/d resulting in total production revenue of $11.4 million with a weighted average price of $43.77 per boe (6:1).

Royalties (net of ARC)		2003
Royalties (000s)	$	2,100
Average royalty rate (%)		18.4%
$/boe	$	8.03

Royalties, which include Crown, freehold and overrides paid on oil and gas production were $2.1 million in 2003, net of the Alberta Royalty Credit.

Expenses (000s)		2003		2002
Lease operating	$	2,257	$	-
General & administrative		791		133

Expenses per boe		
Lease operating	$	8.64
General & administrative		3.03

LEASE OPERATING

Oil and gas operating expenses were $2.3 million in the first quarter of 2003, or $8.64 per boe.

GENERAL AND ADMINISTRATIVE

General and administrative costs were $0.8 million in the first quarter of 2003 or $3.03 per boe. General and administrative costs of $0.1 million in the first quarter of 2002 were mainly expenses associated with the discontinuation of the Company's former operations.

DEPLETION AND DEPRECIATION AND PROVISION FOR RECLAMATION AND ABANDONMENT

Depletion and depreciation is provided on the unit of production method based on total estimated proved reserves. Depletion and depreciation expense was $2.3 million for the first quarter of 2003 or $8.82 per boe and the provision for reclamation and abandonment costs were $0.3 million or $1.13 per boe.

CAPITAL EXPENDITURES

During the first quarter of 2003, Endev incurred $17.2 million in capital expenditures as follows:

	(000s)
Acquisitions	$ 11,568
Dispositions	(1)
Net Acquisitions	11,567
Finding and Development Cost:	
Land and seismic	1,172
Drilling and completions	4,454
Tie-ins	5
Facilities	6
Other	28
Total	5,665
Total Net Capital Expenditures	$ 17,232

The acquisition of outstanding shares of five private companies which jointly owned an interest in nine producing properties in our core areas of Ogston, Gordondale, and Sawn Lake Alberta for $11.8 million including working capital surplus of $300,000, subject to adjustments, was completed in the quarter.

During the first quarter of 2003, $5.7 million was also incurred for other development, drilling and production enhancement activities, primarily in the Pine Creek and Ogston areas.

NET EARNINGS AND FUNDS FROM OPERATIONS

Net earnings and cash flow from operations during the quarter were driven by high commodity prices. Net earnings were $2.2 million for the three months ended March 31, 2003 with earnings of $0.03 per share on a basic basis and diluted basis. Funds from operations before adjusting for the change in non-cash working capital for the quarter ended were $6.3 million. On a per share basis, basic and diluted funds from operations were both $0.09 per share.

LIQUIDITY AND CAPITAL RESOURCES

A credit facility of $15.0 million was established in conjunction with the acquisition of the partnerships in July 2002. Of this facility, $1.1 million has been utilized as at March 31, 2003. During the first quarter, Endev acquired the outstanding shares of five private companies for $11.8 million, subject to adjustment including working capital of $300,000. The purchase was financed by available cash, and a $1.6 million draw down of the bank loan.

The total capital expenditures of $17.2 million, including the previously noted acquisition for the quarter ended March 31, 2003, were financed by working capital, cash flow of $6.3 million, and an increase in bank debt of $1.1 million.

OUTLOOK

For the remainder of 2003, the Company plans to drill approximately 100 wells and continue to acquire lands in its core areas. Funding of these activities will be realized from the rationalization program during the second and third quarter which will include sales for cash proceeds, swaps and farm ins/outs, internal cash flow from operations and bank debt, as required.

FORWARD-LOOKING STATEMENTS

Certain information regarding Endev Energy Inc. set forth in this document, including management's assessment of the company's future plans and operations contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's and management's control, including but not limited to, the impact of general economic conditions, industry conditions, fluctuation of commodity prices, fluctuation of foreign exchange rates, imperfection of reserve estimates, environmental risks, industry competition, availability of qualified personnel and management, stock market volatility, timely and cost effective access to sufficient capital from internal and external sources. Endev Energy's actual results, performance or achievement could differ materially from those expressed in or implied by, these forward looking statements and accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward-looking statements will provide what, if any benefits to Endev Energy Inc.

EXHIBIT D

auditors' report

To the Shareholders of Endev Energy Inc.:

We have audited the balance sheet of Endev Energy Inc. (formerly Net Shepherd Inc.) as at December 31, 2002 and 2001 and the statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Calgary, Alberta
February 28, 2003

balance sheet

As at December 31,		2002		2001
Assets				
Current assets				
Cash and cash equivalents	$	8,619,404	$	152,927
Accounts receivable		3,038,697		359,388
Prepaid expenses		154,012		3,075
Total current assets		11,812,113		515,390
Oil and gas properties, at cost less accumulated depletion and depreciation of $4,751,857 (2001 – $172)		37,142,240		3,266
Total assets	$	48,954,353	$	518,656
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	3,500,904	$	210,644
Current taxes payable		12,280		–
		3,513,184		210,644
Future income taxes (Note 8)		5,190,661		–
Accrued reclamation and abandonment cost		609,689		–
Total liabilities		9,313,534		210,644
Shareholders' equity (Notes 1 and 6)				
Share capital		37,994,606		89,728,535
Contributed surplus		–		51,440,762
Retained earnings (deficit)		1,646,213		(140,861,285)
Total shareholders' equity		39,640,819		308,012
Total liabilities and shareholders' equity	$	48,954,353	$	518,656

Signed on behalf of the Board:

John F. Driscoll, Director

Richard Zarzeczny, Director

The accompanying notes to financial statements are an integral part of this balance sheet.

statement of operations and retained earnings (deficit)

For the years ended December 31,	2002	2001
Revenues		
Oil and gas, net of royalties	$ 14,463,366	$ –
Interest and other revenue	50,758	315,372
	14,514,124	315,372
Expenses		
Lease operating or cost of sales	4,621,771	34,278
Depletion and depreciation	4,751,685	175,399
Provision for reclamation and abandonment	681,033	–
General and administrative	1,952,725	7,152,842
Interest	54,076	331,521
Capital taxes	78,038	–
Write-down of capital assets	–	176,506
Write-down of marketable securities	–	515,323
Loss on sale of subsidiary company	–	47,000
	12,139,328	8,432,869
Income (loss) before income taxes	2,374,796	(8,117,497)
Income taxes (Note 8)		
Current	78,442	–
Future income tax	650,141	–
	728,583	–
Net income (loss)	1,646,213	(8,117,497)
Retained earnings (deficit), beginning of year	(140,861,285)	(132,743,788)
Reduction of deficit (Note 1)	140,861,285	–
Retained earnings (deficit), end of year	$ 1,646,213	$ (140,861,285)
Net income (loss) per share (Note 6)		
Basic	$ 0.042	$ (1.302)
Diluted	$ 0.041	$ (1.302)

The accompanying notes to financial statements are an integral part of this statement.

100

statement of cash flows

For the years ended December 31,	2002	2001
Operating activities		
Net income (loss)	$ 1,646,213	$ (8,117,497)
Add items not affecting cash		
Depletion and depreciation	4,751,685	175,399
Provision for reclamation and abandonment	681,033	–
Write-down of capital assets	–	1,162,435
Write-down of marketable securities	–	515,323
Loss on sale of subsidiary company	–	47,000
Future income taxes	650,141	–
Actual abandonment costs incurred	(71,343)	–
Cash flow provided by (used in) operations	7,657,729	(6,217,340)
Change in non-cash operating working capital	2,420,523	978,105
Cash provided by (used in) operating activities	10,078,252	(5,239,235)
Financing activities		
Proceeds from debt restructuring	–	678,990
Proceeds from issuance of common shares, net	1,679,825	–
Bank loan	–	2,180,691
Advance from affiliates	–	205,000
Cash provided by financing activities	1,679,825	3,064,681
Investing activities		
Additions to oil and gas properties	(5,598,800)	(50,431)
Proceeds from disposition of oil and gas properties	1,411,176	–
Cash acquired on acquisitions (Note 4)	896,024	–
Cash used in investing activities	(3,291,600)	(50,431)
Change in cash and cash equivalents	8,466,477	(2,224,985)
Cash and cash equivalents, beginning of year	152,927	2,377,912
Cash and cash equivalents, end of year	$ 8,619,404	$ 152,927
Interest paid	$ 54,076	$ 331,521
Income taxes paid	$ 57,200	$ –
Cash flow (loss) from operations per share		
Basic	$ 0.196	$ (0.997)
Diluted	$ 0.192	$ (0.997)

The accompanying notes to financial statements are an integral part of this statement.

notes to financial statements

December 31, 2002 and 2001

1. ORGANIZATION

Endev Energy Inc. was originally incorporated pursuant to the provisions of the Business Corporation Act of Alberta on May 31, 1995 as 656525 Alberta Ltd. The name was changed to Internet Filtering System Inc. on October 18, 1995, to Net Shepherd Inc. on February 28, 1996, to Flock Resources Ltd. on April 8, 2002 and again on June 10, 2002, to Endev Energy Inc. (the "Company").

The Company, until early 2001, was an emerging Internet technology company and a development stage enterprise. During 2001 and the first quarter of 2002, the Company effectively disposed of and/or discontinued all its emerging Internet technology efforts and business.

In conjunction with the consolidation of the shares on the basis of one new common share for each 10 common shares formerly issued and the private placement of 5,500,000 shares at $0.25 per share, the Company changed its focus to an oil and gas exploration and production operation. In June it acquired the partnership units of nine separate limited partnerships, the principal business of which was oil and gas exploration and production. As the prior business was discontinued, approval was obtained at the June 10, 2002 meeting of the shareholders to eliminate the deficit of $140,861,285 by reducing contributed surplus by $51,440,762 and stated capital by $89,420,523.

notes to financial statements cont'd.

2. DISCONTINUED OPERATIONS

During 2001 the Company disposed of ClickChoice.com Inc. ("ClickChoice"), Answers.com Inc. ("Answers") and KnowItAll, Inc. (including subsidiaries) and all operations were discontinued. The goodwill and intangible assets relating to these companies were written off to nil, leaving minor working capital balances. All options and warrants expired or were cancelled.

At December 31, 2000, Net Shepherd Inc. owed US$10,000,000 (C$14,995,000) to Vanenburg Group, B.V. ("Vanenburg"), a shareholder of the Company. Pursuant to an agreement with Vanenburg dated May 14, 2001, the loans and interest payable to Vanenburg were settled and Vanenburg's ownership in the Company was eliminated through a series of transactions. As part of the settlement, the Company assigned all its receivables, which totalled $17,485,585 from ClickChoice and Answers to Vanenburg and Vanenburg surrendered 1,464,566 shares for cancellation, resulting in a $23,807,735 reduction to share capital based on an average value of $16.26 per common share.

In connection with the 1998 acquisition of Chronologic Systems Inc., 32,850 shares of Net Shepherd Inc. were held in escrow, of which 5,800 were released January 30, 2000 and 5,800 were released on January 19, 2001. A further 21,250 shares were to be released when certain performance conditions of Chronologic were met, however, the conditions were not met and the common shares were recorded as cancelled in 2000. As the common shares were never physically cancelled, they have been re-instated as part of issued capital in 2001.

In 2001, Piedmont Center, 15, LLC's ("Piedmont") filed a suit against ClickChoice for breach of a lease. No provision for the potential loss was provided for in 2001. The suit was settled for $57,720 in November 2002 and the amount has been included in general and administrative expenses.

The investments in Fintech and Kinetig Inc. were written down to $882,000 in 2000 and sold for net proceeds of $406,000 in 2001, resulting in a loss on disposition of $476,000.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by the management of the Company following Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these financial statements.

(a) **Basis of presentation** – These financial statements for 2002 include the accounts of the Company. The 2001 comparative figures in the statements of operations and retained earnings (deficit) and cash flows are consolidated totals, which include the accounts of the Company, and up to the dates of their disposition in 2001, the accounts of its' wholly owned subsidiaries ClickChoice.com., Knowledge Pulse Corporation (operating as "Ktopia") and a partially owned subsidiary Answers.com (including its wholly owned subsidiary KnowItAll, Inc.). All of these subsidiaries were sold or otherwise disposed of in 2001.

(b) **Cash and Cash equivalents** – Cash includes cash and short term money market instruments with a maturity of less than three months.

(c) **Oil and Gas Properties** – Oil and gas properties are accounted for using the full cost method of accounting whereby all costs of acquiring, exploring and developing oil and gas properties are capitalized. General and administrative costs relating to exploration and development activities of $169,050 were capitalized in 2002. Interest is not capitalized. The provision for depletion and depreciation, and the provision for site reclamation and abandonment costs, are computed using the unit-of-production method based on the estimated gross proven oil and gas reserves. Proceeds on sale or disposition of oil and gas properties are credited to the full cost pool unless this results in a change in the depletion and depreciation rate by 20% or more, in which case a gain or loss is recognized in the statement of operations. The annual charge for site reclamation and abandonment costs is accumulated as a long-term liability, which is reduced as actual expenditures are made.

For purposes of determining the ceiling limitation of capitalized costs, the net book value of the oil and gas properties, net of accumulated site reclamation and abandonment costs and future income taxes, is compared to the undiscounted estimated future net revenue from the production of proven reserves, net of financing costs, production-related general and administrative costs and income taxes. Future net revenue, net of site reclamation and abandonment costs, is estimated using year-end oil and gas prices and costs.

(d) **Joint Ventures** – Substantially all of the Company's operations are conducted jointly with others, and accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

(e) **Income Taxes** – The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period that the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

(f) **Net Income (Loss) and Cash Flow from Operations per Share** – Basic net income (loss) per share and cash flow from operations per share are computed by dividing earnings and cash flow from operations by the weighted average number of shares outstanding during the period. Diluted per unit amounts reflect the potential dilution that would occur if contracts to issue shares were exercised and shares were issued. The treasury stock method is used to determine the effect of dilutive instruments.

(g) **Stock Options** – The Company adopted the recommendations of the CICA on accounting for stock-based compensation, which apply to new options granted on or after January 1, 2002. The Company has elected to measure compensation cost based on the intrinsic value of the award at the date of grant. As the exercise price of the options granted approximates the market price of the shares at the grant date, no compensation cost has been provided in the statement of operations.

Had compensation expense for the Company's stock-based compensation plan been determined based on the fair value of the options on the grant date, the Company's net income would have been reduced by $123,000 with a negligible effect on earnings per share. The estimated value of the options of $0.14 per share, which would have been amortized over the vesting period, has been determined using a modified Black Scholes option-pricing model with the following assumptions:

Risk free interest rate	4.5%
Expected life	5 years
Estimated volatility in the market price of the common shares	20%
Dividend rate	0.00%

4. ACQUISITION OF LIMITED PARTNERSHIPS

The Company acquired all of the assets and liabilities of nine limited partnerships and related general partners on June 30, 2002. A total of 57,153,599 common shares were issued at $0.63 per share based on an independent valuation of the assets and liabilities by Sayer Securities and a fairness opinion prepared by Yorkton Securities Inc. The total cost of the acquisitions was $40.5 million. The acquisitions have been accounted for using the purchase method. The partnerships acquired were NCE Energy Assets (1993) Fund, NCE Oil & Gas (1993) Fund, NCE Energy Assets (1994) Fund, NCE Oil & Gas (1994) Fund, NCE Energy Assets (1995) Fund, NCE Oil & Gas (1995) Fund, NCE Energy Assets (1996) Fund, NCE Oil & Gas (1996) Fund, NCE Oil & Gas (1997) Fund, ("NCE Limited Partnerships").

The allocation of the aggregate share consideration is as follows:

Working capital	$	2,844,251
Oil and gas properties		37,703,037
Future income taxes		(4,540,520)
	$	36,006,768

The Company had approximately $18.6 million of losses available to reduce future taxable income, which was taken into account in the purchase price allocation.

notes to financial statements cont'd.

5. BANK LOAN

The Company has a revolving demand credit facility with a maximum availability of $15 million. The current interest rate is prime plus 0.375%. The limit of the credit facility is subject to adjustments from time to time to reflect changes in Endev Energy's asset base. There are no principal repayments required on the loan. The credit facility is secured by all of the assets of the Company.

6. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares without nominal or par value.

Issued and Outstanding	Common Shares	Amount
Balance, December 31, 2000	6,963,089	$ 113,536,270
Cancelled shares re-instated (Note 2)	21,250	–
Shares cancelled on debt settlement (Note 2)	(1,464,566)	(23,807,735)
Balance, December 31, 2001	5,519,773	89,728,535
Reduction of deficit (Note 1)	–	(89,420,523)
Issued for cash	6,500,000	1,875,000
Issued on debt settlement	250,890	125,445
Cancelled	(3,461)	(2,178)
Common shares issued for the assets and liabilities of the NCE Limited Partnerships (Note 4)	53,709,948	33,837,268
Common shares issued for the business and net assets of the general partners of the NCE Limited Partnerships (Note 4)	3,443,651	2,169,500
Issue costs	–	(318,441)
Balance, December 31, 2002	69,420,801	$ 37,994,606

The weighted average shares outstanding are as follows:

	2002	2001
Basic	39,040,238	6,234,000
Diluted	39,920,641	6,234,000

All outstanding stock options were included in the calculation of diluted shares outstanding. On April 8, 2002, the Company completed a consolidation of its outstanding common shares on the basis of one new common share for each 10 common shares formerly issued. All shares and per share amounts have been restated to reflect this consolidation.

Following the share consolidation, the Company completed a private placement of 5,500,000 common shares at a price of $0.25 per share to 959879 Alberta Ltd., a Company wholly owned by Mr. John Driscoll, who was also the beneficial owner of the general partnership interests acquired by the Company. The shares are subject to escrow provisions. A total of 1,375,000 shares were released on August 13, 2002, an additional 1,375,000 shares were released on February 13, 2003, and an additional 1,375,000 shares will be released on August 13, 2003 and February 13, 2004.

An aggregate of 1,000,000 common shares have been issued at a price of $0.50 in connection with a private placement.

As part of a settlement of various liabilities owing at December 31, 2001, the Company issued a total of 250,890 common shares at a deemed value of $0.50 per share ($125,445), $60,445 of which related to payment of obligations to entities related to two of the directors of the Company.

The Company cancelled a total of 3,461 common shares at a deemed value of $0.63 in settlement of amounts due to the Company.

Subject to regulatory approval, the Company intends to purchase up to 5,980,000 shares (10% of its public float) for cancellation. The normal course issuer bid will be made through the facilities of the TSX from time to time during the one-year period beginning October 22, 2002. The bid will end on the earlier of the close of business on October 21, 2003, or the date on which the company completes its purchases under the bid or such date on which Endev gives notice of the termination of the bid.

The Company has one fixed option plan. Under the 2002 Employee Stock Option Plan, the Company may grant options to its employees for up to 6,942,456 shares of common stock. Options for 3,211,500 common shares were issued during the year, all of which are outstanding at December 31, 2002 as follows:

Issue Date	No. of Options	Weighted Average Exercise Price	Expiry Date
April 23, 2002	3,000,000	$ 0.50	April 23, 2007
November 19, 2002	211,500	0.66	November 19, 2007
Total	3,211,500	$ 0.51	

The options granted on April 23, 2002 vest evenly over five years and the options granted on November 19, 2002 vest evenly over three years. At December 31, 2002, a total of 875,504 options were exercisable at a weighted average price of $0.51 per common share.

7. RELATED-PARTY TRANSACTIONS

a) **Issue of Common Shares** – As noted above, a company wholly owned by John Driscoll, (959879 Alberta Ltd.) acquired 5,500,000 common shares of the Company by way of private placement in an arms'-length transaction. Subsequent to this transaction, the Company purchased the general and limited partnership interests of the NCE Limited Partnerships for shares of the Company. Mr. Driscoll was the beneficial owner of the general partnership interests. The number of shares issued was based on an independent valuation by Sayer Securities Limited and a fairness opinion by Yorkton Securities Inc.

b) **Administrative Services Agreement** – The Company entered into an agreement with NCE Management Services Inc. (NMSI) to provide administrative and other services to the Company including, but not limited to, accounting and financial services, computer services, corporate and credit services, human resources, insurance and other services. The Company compensates NMSI for actual costs incurred plus a reasonable allowance for overhead. Either party may terminate the agreement with respect to any of the services provided with not less than one month's notice. Mr. Driscoll is the sole beneficial shareholder of NMSI. During 2002, NMSI charged the Company $570,000, which is reflected in the accompanying statement of operations and retained earnings (deficit) as general and administrative expenses.

c) **Consulting fees** – Mr. Owen Pinnell formerly acted as President and Chief Executive Officer of the Company but resigned from these positions in April of 2002. Consulting and other fees in the amount of $54,050 were paid to Pinoil Corp., I 3 Capital Partners and Mr. Pinnell during his tenure on the board of the Company.

d) **Operations** – John Driscoll, a director and officer of Endev, is the Chief Executive Officer of NCE Petrofund Corp. ("Petrofund"). Petrofund operates approximately 5% of the production of Endev Energy Inc. ("Endev") and entered into a farm-out agreement on industry standard terms with Endev in the Otter/Ogsten area. Endev committed to a four-well farm-in on Petrofund acreage and can earn an interest in up to 5,120 acres with the ability to earn additional acreage on option wells.

notes to financial statements cont'd.

8. INCOME TAXES

The future income tax liability is comprised of the following amounts arising from temporary differences related to:

As at December 31, ($000)		2002
Oil and gas properties	$	4,956
Resource allowance		235
	$	5,191

The provision for current and future income taxes differs from the result, which would be obtained by applying the combined federal and provincial statutory tax rates to net income before income taxes. This difference results from the following:

For the year ended December 31, ($000)		2002
Income before income tax provision	$	2,375
Income tax provision computed at statutory rates	$	1,003
Effect on income tax of:		
Non-deductible Crown charges, net of Alberta Royalty Credit		667
Resource allowance		(814)
Impact of resource allowance on future income taxes		235
Other		(362)
Income tax expense	$	729

The oil and gas properties owned by the Company have a tax basis of approximately $24.4 million available for future use as deductions from taxable income. Included in this tax basis are non-capital loss carryforwards of $14.0 million.

In 2001, the Company had losses carried forward for Canadian income tax purposes, for which income tax benefits had not been recorded.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable and accounts payable and accrued liabilities. As at December 31, 2002, the carrying value of these financial instruments approximated their fair value due to their short-term nature.

Virtually all of the Company's accounts receivable are with customers involved in the oil and gas industry and are subject to normal industry credit risks. The carrying value of accounts receivable reflects management's best estimate of the credit risk associated with the Company's counterparties.

10. SUBSEQUENT EVENT

Subsequent to year end, Endev acquired the outstanding shares of five private companies for $11.5 million subject to adjustment. The purchase was financed by available cash and a $3 million draw down of the bank loan.

EXHIBIT E

management's discussion & analysis

RESULTS SUMMARY

As discussed in the previous quarterly reports, Endev Energy Inc. ("Endev", formerly Net Shepherd Inc.) finalized the disposition of its technology business and assets by the first quarter of 2002. The Company changed its focus to an oil and gas exploration and production company and, in June, reached agreement to purchase nine oil and gas partnerships. The acquisition of the oil and gas properties and working capital of the partnerships was booked on the Company's balance sheet on June 30, 2002. This annual report reflects the combined operating results of the oil and gas properties acquired from July 1 to December 31, 2002. The comparative numbers for the prior periods largely consist of general and administrative costs with respect to the discontinuation of the Company's former operations.

Cash flow from operations for 2002 was $7.7 million, which represents net revenues from the oil and gas properties for six months. This results in cash flow of $0.22 per share on an annualized basis using the current number of shares outstanding of 69,420,801. The negative cash flow of $6.2 million in 2001 was mainly due to general and administrative costs associated with the discontinuation of the previous business.

Oil & Gas Operations		2002
Production (based on 184 days)		
Oil (bbl/d)		1,334
Gas (mcf/d)		8,991
NGLs (bbl/d)		314
Total (boe/d – 6:1)		3,147
Sales Prices		
Oil per bbl	$	36.45
Gas per mcf		4.06
NGLs per bbl		33.75
Weighted average (6:1) per boe	$	30.44
Production Revenue *(millions)*		
Oil	$	9.0
Gas		6.7
NGLs		1.9
Total	$	17.6

Production from the properties for the year ended December 31, 2002 was 3,147 boe/d resulting in total production revenue of $17.6 million.

During the fourth quarter, Endev disposed of some non-core oil properties and experienced facility restrictions at our Chambers gas property. Endev anticipates resolving these facility restriction issues later in 2003.

Royalties (net of ARC)		**2002**
Royalties (Millions)	$	3.2
Average royalty rate (%)		17.9
$/boe	$	5.46

Cash flow from operations for 2002 was $7.7 million

Royalties, which include Crown, freehold and overrides paid on oil and gas production were $3.2 million in 2002, net of the Alberta Royalty Credit.

Expenses		**2002**
Lease operating	$	4,621,771
General & administrative		1,952,725
Expenses per boe		
Lease operating	$	7.98
General & administrative		3.37

LEASE OPERATING

Oil and gas operating expenses were $4.6 million in 2002 or $7.98 per boe.

GENERAL AND ADMINISTRATIVE

General and administrative costs were $2.0 million in 2002. These costs include $165,074 of legal fees, listing fees and other costs associated with listing the Company's shares on the TSX and $57,720 relating to the settlement of a lease dispute from 2001 (see Note 2 to Financial Statements). General and administrative costs for the six months ended December 31, 2002, excluding these one-time costs, were $1.5 million or $2.54 per boe. Costs in 2001 of $7.2 million were mainly expenses associated with the discontinuation of the Company's former operations.

DEPLETION AND DEPRECIATION AND PROVISION FOR RECLAMATION AND ABANDONMENT

Depletion and depreciation is provided on the unit-of-production method based on total estimated proved reserves. Depletion and depreciation expense was $4.8 million for 2002 or $8.20 per boe and the provision for reclamation and abandonment costs for 2002 was $681,033 or $1.18 per boe.

CAPITAL EXPENDITURES

During 2002, Endev incurred $41.9 million in capital expenditures as follows:

($000)		
Acquisitions	$	40,458.0
Dispositions		(1,411.2)
Net Acquisitions		39,046.8
Finding and Development Cost:		
Land and seismic		712.7
Drilling and completions		1,610.2
Tie-ins		46.5
Facilities		344.9
Other		129.3
Total		2,843.6
Total Net Capital Expenditures	$	**41,890.4**

management's discussion & analysis cont'd.

The major acquisition was the oil and gas properties and working capital of the nine partnerships for $40.5 million.

During the year ended 2002, $2.8 million was also incurred for other development, drilling and production enhancement activities, primarily in the Chambers and Pine Creek areas.

LIQUIDITY AND CAPITAL RESOURCES

A credit facility of $15.0 million was established in conjunction with the acquisition of the partnerships. No part of the facility has been utilized as at December 31, 2002 as the Company has cash and positive working capital of $8.3 million.

Subsequent to year end, Endev acquired the outstanding shares of five private companies for $11.5 million subject to adjustment. The purchase was financed by available cash and a $3 million draw down of the bank loan.

For the year ended December 31, 2002, the Company generated cash flow from operations of $7.7 million.

The capital expenditures of $41.9 million were financed by cash flow, the issue of 57.2 million shares for the partnership interests, the issue of 6.5 million shares for cash of $1.9 million and the issue of 250,890 shares to retire $125,445 of liabilities.

QUARTERLY FINANCIAL

	Net Revenue*	Net Income (Loss)	Net income (loss) per share Basic	Net income (loss) per share Diluted
2002				
First quarter	$ –	$ (136,243)	$ (0.025)	$ (0.025)
Second quarter	4,660	397,987	0.035	0.035
Third quarter	7,106,016	(29,033)	–	–
Fourth quarter	7,403,448	1,413,502	0.020	0.020
	$ 14,514,124	$ 1,646,213	$ 0.042	$ 0.041
2001				
First quarter	$ 315,372	$ (6,544,127)	$ (0.937)	$ (0.937)
Second quarter	–	(734,441)	0.100	0.100
Third quarter	–	(247,548)	(0.044)	(0.044)
Fourth quarter	–	(591,381)	(0.107)	(0.107)
	$ 315,372	$ (8,117,497)	$ (1.302)	$ (1.302)

**Net after royalties*

BUSINESS RISKS

The oil and gas exploration and development sector has inherent risks that begin with the exploration process, which is capital intensive and may or may not encounter economic reserves of crude oil or natural gas. Increasingly, readily available technology helps to mitigate the risk. Endev employs the best available technology in all areas of its business. The business and financial risks begin with the volatility of commodity prices and include changes in exchange rates and the cost of capital. Endev focuses on managing the costs within its control and pursuing geographic areas and geologic targets that result in manageable capital risk. By focusing on core areas, Endev reduces risk by utilizing its experience in the area and reducing the administrative and logistical costs of its field activity. In order to minimize the risks to the community and to its field staff and suppliers, Endev has a written safety procedures and policies manual. Endev demands the highest standards of safety on its leases.

Below is a table that shows sensitivities to pre-hedging cash flow as a result of product price and operations changes. The table is based on actual 2002 prices and production volumes.

Change to annual cash flow

	Change	$ 000s	$/share
Price per barrel of oil (US$ WTI)*	$ 1.00	$ 750	$ 0.011
Price per mcf of natural gas (C$ AECO)*	$ 0.25	$ 249	$ 0.009
Oil production volumes – 100 bbl/d*	6.07%	$ 1,107	$ 0.016
Gas production volumes – 1 mmcf/d*	11.12%	$ 1,123	$ 0.016

**After adjustment for estimated royalties.*

IMPACT OF NEW CANADIAN ACCOUNTING PRONOUNCEMENTS

In November 2002, the Canadian Institute of Chartered Accountants ("CICA") amended the effective date of its accounting guideline on hedging relationships, which was originally issued in November 2001. The guideline establishes certain conditions where hedge accounting may be applied. It is effective for fiscal years beginning on or after July 1, 2003. The guideline will not have a significant impact on the Company's financial position or results of operations.

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard, as with the new U.S. standard (FAS 143) requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004 but earlier adoption is encouraged. The impact of the effect of this new standard on the financial statements has not been determined.

Other accounting standards issued by the CICA during the year ended December 31, 2002 are not expected to impact the Company at this time.

EXHIBIT F

ENDEV ENERGY INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

and

MANAGEMENT PROXY CIRCULAR

for the Meeting to be held

April 17, 2003

ENDEV ENERGY INC.

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF HOLDERS OF COMMON SHARES TO BE HELD APRIL 17, 2003

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that an Annual and Special Meeting (the "Meeting") of the holders of common shares ("Common Shares") of Endev Energy Inc. ("Endev" or the "Corporation") will be held at the Westin Hotel, Barclay Room, 320 - 4th Avenue S.W., Calgary, Alberta, T2P 2S6 on April 17, 2003 at 2:00 p.m. (Calgary time), for the following purposes:

a. to receive and consider the financial statements of the Corporation for the year ending December 31, 2002 and the auditors' report thereon;

b. to elect five directors;

c. to appoint the auditors of the Corporation and to authorize the directors to fix their remuneration as such;

d. to consider and, if thought advisable, to pass an ordinary resolution of approving the adoption of a shareholder rights plan agreement (the "Rights Plan"); and

e. to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the Information Circular of the Corporation dated February 28, 2003 (the "Information Circular").

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is March 11, 2003 (the "Record Date"). Shareholders of Endev whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of his or her shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Secretary of Endev c/o Equity Transfer Services Inc., Suite 420, Richmond Adelaide Centre, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized. **The persons named in the enclosed form of proxy are directors and/or officers of Endev. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.**

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a Endev shareholder should be delivered by facsimile to the Trustee at (416) 361-0470.

DATED at Toronto, Ontario this 28th day of February, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "John F. Driscoll"
Chairman

ENDEV ENERGY INC.

Information Circular - Proxy Statement
for the Annual and Special Meeting
to be Held on April 17, 2003

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of Endev for use at the Meeting to be held on the 17th day of April, 2003 at 2:00 p.m. (Calgary time) at the Westin Hotel, Barclay Room, 320 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment(s) thereof, for the purposes set forth in the Notice of Meeting. Instruments of Proxy must be received by the Secretary of the Corporation c/o Equity Transfer Services Inc., Suite 420 Richmond Adelaide Centre, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time set for the holding of the Meeting or any adjournment(s) thereof. The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on March 11, 2003 (the "Record Date"). Shareholders of the Corporation of record as at the Record Date are entitled to receive notice of the Meeting and to vote those Common Shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, except to the extent that any such shareholder transfers any Common Shares after the Record Date and the transferee of those shares establishes that the transferee owns the shares and demands, not less than ten days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or such shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed Instrument of Proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint a proxyholder other than the persons designated in the Instrument of Proxy furnished by the Corporation, who need not be a shareholder, to attend and act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the persons designated by management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or such shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Meeting and this Information Circular will be borne by Endev. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers or employees of the Corporation, who will not be specifically remunerated therefor. While no arrangements have been made to date by Endev, Endev may contract for the distribution and solicitation of proxy for the Meeting. The costs incurred by Endev in soliciting proxies will be paid by Endev.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting securities of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Instrument of Proxy to the beneficial owners of such securities. The Corporation will provide, without cost to such persons, upon request to the Corporation, additional copies of the foregoing documents required for this purpose.

No person is authorized to give any information or make any representations other than those contained in this Information Circular and, if given or made, such information or representations must not be relied upon as having been authorized to be given or made.

EXERCISE OF DISCRETION BY PROXY

The shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the shares will be voted in favour of the matters to be acted upon.

The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Meeting. At the time of printing this Information Circular, management of Endev knows of no such amendment, variation or other matter.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many public shareholders of Endev, as a substantial number of the public shareholders of Endev do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Endev as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of Endev. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of Endev do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP Canada"). ADP Canada typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP Canada. ADP Canada then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADP Canada sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP Canada well in advance of the Meeting in order to have the shares voted.**

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

Election Of Directors

At the Meeting, shareholders will be asked to elect the proposed directors set forth below to hold office until the next annual and special meeting or until their successors are elected or appointed. There are presently five directors of the Corporation, each of whom retire from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of a resolution electing as directors the five nominees hereinafter set forth:

John F. Driscoll
John A. Brussa
Jeffery E. Errico
Richard J. Zarzeczny
John Nestor

The above nominees are presently directors of the Corporation and have agreed to stand for re-election. Management does not contemplate that any of the nominees will be unable to serve as directors but, if they should be unable to serve for any reason prior to the meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion.

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation[3], the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Shares Beneficially Owned	Position Held	Principal Occupation
John F. Driscoll[(2) (3) (4)] Toronto, Ontario	7,006,199	Chief Executive Officer and a Director since April 8, 2002	Chief Executive Officer of NCE Resources Group, an organization of private companies specializing in oil and gas investments and petroleum related advisory, management and consulting services since March, 1984.
John A. Brussa[(1)] Calgary, Alberta	260,000	Director since April 8, 2002	Partner, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors.
Jeffery E. Errico[(1) (2) (3)] Calgary, Alberta	460,000	Director since April 8, 2002	President and Chief Operating Officer of NCE Resources Group since April, 1995; prior thereto, Vice-President, Operations of Deminex Canada Limited, a private oil and gas company since 1989.
Richard J. Zarzeczny[(1) (3)] Stouffville, Ontario	10,000	Director since August 22, 2002	Principal and founder of Canadian Enerdata Limited, an energy and economic consulting firm established in 1984.
John Nestor[(2)] Mississauga, Ontario	3,000	Director since August 22, 2002	President of John Nestor & Associates Ltd. since 1972.

Notes:

(1) Member of Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Executive Committee.
(4) 4,850,000 of such Common Shares are held by 959879 Alberta Ltd. a company wholly-owned and controlled by Mr. John Driscoll. 2,147,325 Common Shares are held by Petro Assets Inc., a company beneficially owned by the Driscoll Family Trust, a trust established for the family of John F. Driscoll. 2,374 Common Shares are held through J.F. Driscoll Investment Corp., a company owned and controlled by Mr. John Driscoll. 6,500 Common Shares are held directly by the spouse of Mr. John Driscoll.

The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon the Corporation's latest records of such shareholdings as at February 17, 2003.

Appointment Of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. Prior to this appointment, Deloitte & Touche acted as auditors of the Corporation.

ADOPTION OF SHAREHOLDER RIGHTS PLAN AGREEMENT

Shareholder Rights Plan Agreement

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve a resolution (the "Shareholder Rights Plan Resolution") approving the shareholder rights plan agreement (the "Rights Plan"), which is summarized in detail below.

The Rights Plan was unanimously adopted by the board of directors on February 28, 2003, became effective on that day and will continue in effect if the shareholders approve the same as proposed at the Meeting.

In considering whether to adopt the Rights Plan, the board of directors considered the current legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a corporation that, together with shares already owned by the bidder and certain parties related thereto, amount to 20% or more of the outstanding shares.

The existing legislative framework for take-over bids in Canada presents the following concerns for shareholders:

Time

Current legislation permits a take-over bid to expire 21 days after it is initiated. The board of directors is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate, out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial take-over bid (a bid for less than all shares), where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Rights Plan provides a shareholder with an approval mechanism which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

Unequal Treatment

Shareholders of the Corporation may be vulnerable to discriminatory acquisition tactics because the different securities laws in Canada and the United States could form the basis for unequal treatment of shareholders. In this connection, the board of directors anticipates that in the future the United States may be a potential trading market for the Common Shares. The Rights Plan is intended to address this jurisdictional gap and to ensure equal treatment of shareholders regardless of country of residence or size of holdings. The board of directors was also concerned that a person seeking such control might attempt, among other things, a gradual accumulation of shares in the open market; the accumulation of a large block of shares in a highly compressed period of time from institutional shareholders and professional speculators or arbitrageurs; a partial offer that unfairly pressures shareholders; or an offer for any or all of Endev's Common Shares in an amount the board of directors considers to be less than full and fair value. The Rights Plan effectively prohibits the acquisition of more than 20% of Endev's Common Shares in such a manner. The Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a take-over bid and full value for their investment.

Purpose of the Rights Plan

The purpose of the Rights Plan is to give adequate time for shareholders of the Corporation to properly assess the merits of a bid without undue pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of directors time to consider alternatives to allow shareholders to receive full and fair value for their common shares. The adoption of the Rights Plan does not affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of Endev and its shareholders.

The issuance of the Rights (as defined below) will not in any way alter the financial condition of Endev. The issuance of Rights is not of itself dilutive, will not affect reported earnings per share and will not change the way in which shareholders would otherwise trade Endev Common Shares. By permitting holders of Rights other than an "Acquiring Person" (as defined below) to acquire shares of Endev at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the voting securities of Endev other than by way of a Permitted Bid (as defined below) or other than in circumstances where the Rights are redeemed or the board of directors waives the application of the Rights Plan.

The Rights Plan should provide adequate time for shareholders to assess a bid and to permit competing bids to emerge. It also gives the board of directors sufficient time to explore other options. A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the requirements of a Permitted Bid. To qualify as a Permitted Bid, a take-over bid must be made for all Endev Common Shares and must be open for 45 days after the bid is made. If at least 50% of the Endev Common Shares held by persons independent of the bidder are deposited or tendered pursuant to the bid and not withdrawn, the bidder may take up and pay for such shares. The bid must then remain open for a further period of 10 clear business days on the same terms.

The requirements of a Permitted Bid enable each shareholder to make two separate decisions. First, a shareholder will decide whether the bid or any competing bid is adequate on its own merits; second, in making this decision, the shareholder need not be influenced by the likelihood that the bid will succeed. If there is sufficient support such that at least 50% of Endev Common Shares have been tendered, a shareholder who has not already tendered to that bid or to a competing bid will have a further 10 business days to decide whether to withdraw his or her common shares from a competing bid, if any, and whether to tender to the bid.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan.

Effective Date

The effective date of the Rights Plan is February 28, 2003 (the "Effective Date").

Term

The term of the Rights Plan is five years, subject to (i) ratification by the shareholders at the Meeting, (ii) reconfirmation by shareholders at the annual meeting of the shareholders of the Corporation in the year 2007; and (iii) earlier termination in certain events at the election of the board of directors of the Corporation in accordance with the terms of the Rights Plan.

Shareholder Approval

For the Rights Plan to continue in effect following the Meeting, the Shareholder Rights Plan Resolution must be approved by a majority of the votes cast at the Meeting by shareholders voting in person or by proxy.

Issuance of Rights

On the Effective Date, one right (a "Right") was issued and attached to each outstanding Endev Common Share. One Right will also attach to any subsequently issued Endev Common Share.

Rights Exercise Privilege

The Rights will separate from the shares to which they are attached and will become exercisable at the time (the "Separation Time") that is ten trading days after the earlier of a person having acquired, or the commencement, announcement or other date determined by the board of directors in respect of a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid").

The acquisition by a person (an "Acquiring Person"), including others acting in concert, of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Corporation or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase, for example, Endev Common Shares with a total market value of $100, on payment of $50 (i.e., at a 50% discount).

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached shares, reported earnings per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date. Rights are also attached to such shares outstanding on the Effective Date, although share certificates issued prior to that date will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the attached shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

(i) The take-over bid must be made by way of a take-over bid circular;

(ii) The take-over bid must be made for all Common Shares and to all holders thereof;

(iii) The take-over bid must not permit Common Shares tendered pursuant to the take-over bid to be taken up prior to the expiry of a period of not less than 45 days and then only if at such time more than 50% of the Common Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (the "Independent Shareholders") have been tendered pursuant to the take-over bid and not withdrawn; and,

(iv) If more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 45 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, provided it is outstanding for a minimum period of 21 days, it may expire on the same date as the Permitted Bid.

Exchange Option

The board of directors, if it determines that the intended benefits of the Rights Plan to holders of Rights will be eliminated or materially diminished, may at any time after the occurrence of a Flip-in Event authorize the Corporation to exchange cash, securities or other assets ("Exchanged Assets") of a specified value for outstanding Rights, with or without requiring Rights holders to pay the Rights exercise price. If the terms of such an exchange require a holder of a Right to pay the exercise price, the holder would be entitled to receive, in exchange for each Right, Exchanged Assets of a value equal to twice the Rights exercise price. If the terms of the exchange do not require a holder of a Right to pay the exercise price, the holder would be entitled to receive, in exchange for each Right, Exchanged Assets of a value equal to the Rights exercise price.

Waiver and Redemption

The board of directors may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-In Event, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event. The board of directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred inadvertently, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such other period as may be specified by the board of directors. At any time prior to the occurrence of a Flip-in Event, the board of directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 per Right.

Exemptions for Investment Advisors

Investment advisors (for client accounts) and trust companies (acting in their capacities as trustees and administrators) acquiring more than 20% of the Endev Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Corporation is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or, subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law or regulation. Prior to the Meeting, the Corporation is authorized to amend or supplement the Rights Plan as the board of directors may in good faith deem necessary or desirable. No such amendments have been made to date. The Corporation will issue a press release relating to any significant amendment made to the Rights Plan prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders.

Canadian Federal Income Tax Consequences of the Rights Plan

Under the *Income Tax Act* (Canada) (the "Tax Act"), while the matter is not free from doubt, the issue of the Rights under the Rights Plan may be a taxable benefit which must be included in the income of a recipient. However, no amount must be included in income if the Rights do not have a monetary value at the date of issue. The Corporation considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. The holder of Rights may have income or be subject to withholding tax under the Tax Act if the Rights become exercisable, or are exercised or are otherwise disposed of.

This statement is of a general nature only and is not intended to constitute nor should it be construed as legal or tax advice to any particular holder of Endev Common Shares. Such holders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable federal, provincial, territorial, state or foreign legislation.

Eligibility for Investment in Canada

Provided that the Corporation remains a "public corporation" for purposes of the Tax Act at all material times, the Rights will each be qualified investments under that Act for Registered Retirement Savings Plans, Registered Retirement Income Funds and Deferred Profit Sharing Plans. The issue of Rights will not affect the status under the Tax Act of the Endev Common Shares for such purposes nor will it affect the eligibility of such securities as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies, loan companies and pension plans.

Adoption of Rights Plan and Recommendation of the Board of Directors

In order to give effect to the foregoing, shareholders will be asked at the Meeting to consider and, if thought advisable, to approve the following resolution:

Adoption of Shareholder Rights Plan

"BE IT RESOLVED, as an ordinary resolution, that:

2. the Shareholder Rights Plan Agreement dated February 28, 2003 between Endev Energy Inc. and Equity Transfer Services, as the same may be amended prior to April 17, 2003, be and is hereby adopted and approved; and

1. any one director or officer of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such notices, documents and instruments, to do such other acts and things as may be considered necessary or desirable in order to give effect to this resolution."

The board of directors has determined that the Rights Plan is in the best interests of the Corporation and its shareholders. The board of directors unanimously recommends that shareholders vote in

favour of the shareholder rights plan resolution. The resolution requires the affirmative vote of a majority of the votes cast by shareholders who vote in person or by proxy in respect of that resolution.

Unless specified in the form of proxy that the shares represented by the form of proxy shall be withheld from voting on, or voted against, the resolution respecting approval of the Rights Plan, the persons designated in the enclosed form of proxy intend to vote "For" the shareholder rights plan resolution.

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

As at February 21, 2003, 69,432,898 Common Shares of the Corporation were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. A quorum for the transaction of business at the Meeting will be present if two persons holding at least 5% of the shares entitled to be voted at the Meeting are present in person or represented by proxy.

To the knowledge of the directors and senior officers of the Corporation, as at the date hereof, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to the Common Shares of the Corporation.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid for each of the years ended December 31, 2002, 2001 and 2000 to the President and Chief Executive Officer of the Corporation and those executive officers whose total salary and bonus exceeded $100,000 in the three preceding financial years (the "Named Executive Officers").

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended December 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Stock Options Granted (#)	Restricted Shares or Restricted Share Special Warrants ($)	LTIP Payouts ($)	All Other Compensation ($)
John F. Driscoll[1] Chief Executive Officer	2002	50,000	12,500	Nil	840,000	Nil	Nil	Nil
Randy Harrison[2] President	2002	90,417	Nil	Nil	550,000	Nil	Nil	Nil
Al Williams[3] Vice President, Exploration	2002	62,500	Nil	Nil	300,000	Nil	Nil	Nil
Rob Bell[4] Vice President, Operations	2002	62,500	Nil	Nil	300,000	Nil	Nil	Nil
Owen Pinnell[5] President and Chief Executive Officer	2002 2001	Nil $13,000	Nil Nil	Nil Nil	Nil 250,000	Nil Nil	Nil Nil	39,050[6] Nil

Notes:

(1) Mr. Driscoll was appointed as an officer of the Company in August, 2002. On an annualized basis, Mr. Driscoll would receive a salary of $200,000.

(2) Mr. Harrison was appointed an officer of the Company in June, 2002. On an annualized basis, Mr. Harrison would receive a salary of $155,000

(3) Mr. Williams was appointed as the Vice-President, Exploration of the Company in July, 2002. On an annualized basis, Mr. Williams would receive a salary of $125,000.

(4) Mr. Bell was appointed as the Vice-President, Operations of the Company in July, 2002. On an annualized basis, Mr. Bell would receive a salary of $125,000.

(5) Mr. Pinnell formerly acted as President and Chief Executive Officer of the Company but resigned from these positions in April of 2002. Consulting and other fees were paid to Pinoil Corp., I 3 Capital Partners and Mr. Pinnell during his tenure on the board of the Company. Please see below "Interests of Insiders in Material Transactions".

Option Grants

Grants of options to purchase or acquire securities of Endev were made to the Named Executive Officers during the fiscal year ended December 31, 2002 as follows:

Name of Executive Officer	Securities Under Option Granted(#)	% of Total Options Granted to Employees in Financial Year	Executive or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant($/Security)	Expiration Date
John F. Driscoll, Chief Executive Officer	840,000	26.15%	$0.50	$0.50	April 23, 2007
Randy Harrison, President	550,000	17.13%	$0.50	$0.50	April 23, 2007
Al Williams, Vice-President, Exploration	300,000	9.34%	$0.50	$0.50	April 23, 2007
Rob Bell, Vice-President, Operations	300,000	9.34%	$0.50	$0.50	April 23, 2007

Option Exercises and Year End Option Values

The following table provides details with respect to all options of the Corporation exercised by the Named Executive Officers during the most recently completed financial year, and the number of unexercised stock options and the value of the in-the-money stock options as of the most recent financial year end.

Name	**Securities Acquired on Exercise (#)**	**Aggregate Net Value Realized ($)**	**Unexercised Stock Options at FY-End (#) Exercisable/ Unexercisable**	**Value of Unexercised in-the-Money Stock Options at FY-End[1] ($) Exercisable/ Unexercisable**
John F. Driscoll, Chief Executive Officer	Nil	Nil	225,000 / 615,000	$146,250 / $399,750
Randy Harrison, President	Nil	Nil	125,000 / 425,000	$81,250 / $276,250
Al Williams Vice President, Exploration	Nil	Nil	75,000 / 225,000	$48,750 / $146,250

Name	Securities Acquired on Exercise (#)	Aggregate Net Value Realized ($)	Unexercised Stock Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Stock Options at FY-End[1] ($) Exercisable/ Unexercisable
Rob Bell, Vice-President, Operations	Nil	Nil	75,000 / 225,000	$48,750 / $146,250

Note:

(1) These amounts were calculated by multiplying the number of vested unexercised options ("Exercisable") or unvested options ("Unexercisable"), as applicable, by $0.65 being the difference between the closing trading price of the Common Shares on The Toronto Stock Exchange on December 31, 2002 ($1.15) and the exercise price ($0.50 for all Exercisable and Unexercisable Options).

Report On Executive Compensation

The Corporation's executive compensation program is administered by the Compensation Committee of the Board of Directors. The principal mandate of the Compensation Committee is to provide evaluations and recommendations to the Board of Directors concerning management structure and compensation of key management personnel, including the Chief Executive Officer, based on management's recommendations. The overall philosophy of the program is that, to attract and retain high quality and experienced executives and employees, compensation should be fair and equitable compared to compensation paid generally in the energy industry. The compensation is based on responsibility and performance, and principally in the case of the executive group, is related to the performance of the Corporation as a whole.

Compensation is comprised of a base salary, benefits package, stock options and performance or incentive bonuses. The responsibility for setting the base salary and benefits compensation of the Corporation has been delegated to the Compensation Committee and, in the view of the such Committee, is commensurate with companies in Endev's peer group. The Corporation's stock option plan has been developed to retain its key executives and management group, encourage long term growth and planning, and align long term compensation of senior management with the interests of shareholders. As there was a complete change of management of the Corporation in the last fiscal year, the Compensation Committee assessed the amount and terms of the proposed options to be granted to management and employees in light of the goal of aligning long-term compensation with the interests of shareholders. In addition, given the change of management, the specific relationship of corporate performance to executive compensation was not a significant basis for executive compensation over the 2002 fiscal year. In particular, the compensation for the Corporation's Chief Financial Officer for the 2002 fiscal year was based on a set annual salary of $200,000, with a bonus awarded as a result of the Corporation having completed certain material oil and gas acquisitions and obtaining a listing on The Toronto Stock Exchange.

The policy of the Corporation is designed to produce optimum, current and long term results focusing upon company performance as measured by corporate cash flow and operating margins, and corporate net income.

All issues related to the compensation of Mr. Driscoll as Chief Executive Officer are considered in his absence.

Stock Option Plan

Endev has adopted a stock option plan (the "Plan") for senior officers, directors and full-time employees of and consultants to Endev and any subsidiary which permits the granting of options to purchase up to a maximum of 10% of the issued and outstanding Common Shares. The number of options and the exercise price thereof is set by the board of directors of Endev, or the option committee thereof, at the time of grant, provided that the exercise price shall not be less than the current market price of the Common Shares on the stock exchange on which the Common Shares are then listed on the last trading day preceding the date of grant on which there was a closing price or, if the board of directors determines that such closing trading price would not be representative of the market price of the Common Shares, then the exercise price shall be equal to the weighted average price per share for the Common Shares for the five (5) consecutive trading days ending on the last trading day preceding the date of the grant. The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Plan and pursuant to any other share compensation arrangements may not exceed 10% of the number of Common Shares. The Plan does not provide for financial assistance to optionees in respect of the exercise of stock options. The options granted under the Plan may be exercisable for a period (to a maximum of five years), and may vest at such times, as the board of directors of Endev, or the option committee thereof, may determine at the date of grant, subject to the rules of any stock exchange or any other regulatory body having jurisdiction.

Endev has entered into stock option agreements with directors and officers of Endev or its subsidiaries, the particulars of which are as follows:

Group (number of persons)	Number of Shares under Option	Date of Grant	Date of Expiry	Exercise Price per Share	Trading Price at Date of Grant
Executive Officers (four persons)	1,990,000	April 23, 2002	April 23, 2007	$0.50	$0.50
Directors[1] (four persons)	500,000	April 23, 2002	April 23, 2007	$0.50	$0.50
Officers, Employees, Consultants	510,000	April 23, 2002	April 23, 2007	$0.50	$0.50
(seventeen persons)	211,500	November 19, 2002	November 19, 2007	$0.66[2]	$0.66

Notes:

(1) Directors who are not also executive officers.
(2) The exercise price as to 90,000 of the options granted November 19, 2002 will be the closing price of the stock on November 19, 2003.

Directors Compensation

Directors of the Corporation are entitled to receive a fee of $500 for each meeting of board of directors or committee of the board attended and $1,000 for every meeting of shareholders attended. During the fiscal period ended December 31, 2002, the current directors of the Corporation were paid an aggregate of $1,500 in respect of their fulfilment of their duties as directors. Mr. Owen Pinnell received $15,000 for serving on the special committee in connection with the transaction described below under "Interests of Insiders in Material Transactions".

Performance Analysis

The following graph compares the Corporation's cumulative total shareholder return (assuming an investment of $100 on December 31, 2001) on the Common Shares of the Corporation during the period ended December 31, 2002, with a cumulative total return of the TSE Oil & Gas Producers Index and the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) for the same period. Prior to December 31, 2001, the Corporation had operated in the internet technology industry as a business-to-business company under entirely different management and with a significantly different capital structure. Accordingly, results from prior periods are not an accurate comparison of the Corporation's performance as an oil and gas issuer. Prior to listing on The Toronto Stock Exchange on December 11, 2002, the Corporation's common shares were listed on The TSX Venture Exchange.

Cumulative Total Return on $100 Investment


$500.00
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
December 31, 2001
December 31, 2002
Endev
TSX Oil & Gas Producers
S&P/TSX Composite Index

	December 31, 2001	December 31, 2002
Endev	$100.00	$460.00
TSX Oil & Gas Producers Index	$100.00	$116.24
S&P/TSX Composite Index	$100.00	$87.56

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Management of Endev is not aware of any indebtedness outstanding by directors or senior officers of Endev to Endev or its subsidiaries at any time since the commencement of the last completed financial year of Endev.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than as disclosed herein.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director or officer of Endev, insider of Endev, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction since the commencement of Endev's last financial year or any proposed transaction that has materially affected, or will materially affect, Endev or any of its affiliates except as disclosed elsewhere in this document or as set out below.

Through the first quarter of 2002, certain representatives from the NCE Resources Group had ongoing discussions with Endev with respect to a proposed strategic investment in Endev. These negotiations continued through February and March of 2002 and, in April of 2002, as a requirement of this proposed strategic investment, Endev consolidated its issued and share capital by issuing one (1) new Common Share of Endev for each ten common shares formerly issued and outstanding, changed its name to "Flock Resources Ltd.", and completed a private placement of

5,500,000 Common Shares at a price of $0.25 per share to 959879 Alberta Ltd. ("959879"), a company owned and controlled by Mr. John Driscoll, a principal of the NCE Resources Group.

Through this transaction, the Board of Directors and senior management of Endev were reconstituted to be comprised of a number of individuals having experience in the oil and gas industry. Endev also announced that it intended to change its business focus to that of an oil and gas issuer to pursue the acquisition of oil and gas producing properties, such that Endev would become a "Tier 1" oil and gas issuer on the TSX.V.

In April, 2002, the Company announced that it intended to proceed with an additional private placement of 1,000,000 Common Shares at a price of $0.50 per share for aggregate gross proceeds of $500,000, to provide it with additional working capital for the pursuit of its proposed oil and gas operations. The Company also added certain additional key members to its management team.

On April 23, 2002, the Company entered into various letter agreements (the "Letter Agreements") with each of the general partners and partnerships listed below pursuant to which it agreed:

(i) to make an offer to acquire all the issued and outstanding units of each of NCE Energy Assets (1993) Fund, NCE Oil & Gas (1993) Fund, NCE Energy Assets (1994) Fund, NCE Oil & Gas (1994) Fund, NCE Energy Assets (1995) Fund, NCE Oil & Gas (1995) Fund, NCE Energy Assets (1996) Fund, NCE Oil & Gas (1996) Fund, and NCE Oil & Gas (1997) Fund (collectively, the "Partnerships"), as well as, under certain conditions, to acquire all of the shares of each NCE Oil & Gas Management (93) Corp., NCE Energy Assets (93) Management Corp., NCE Oil & Gas Management (94) Corp., NCE Energy Assets (94) Management Corp., NCE Oil & Gas Management (95) Corp., NCE Energy Assets (95) Management Corp., NCE Oil & Gas Management (96) Corp., NCE Energy Assets Management (96) Corp., NCE Oil & Gas Management (97) Corp. (collectively, the "General Partners"), and

(ii) to proceed with an asset acquisition, acquiring all of the assets and assuming all of the liabilities of each of the Partnerships in exchange for Common Shares of Endev.

On June 12, 2002, the Company received requisite shareholder approval to proceed with the above transactions and changed its name to Endev Energy Inc.

On August 13, 2002, Endev completed its acquisition of all of the assets and liabilities of each of the Partnerships, for consideration consisting of approximately 53,700,000 Common Shares of Endev. It also acquired all of the shares of each of the General Partners for approximately 3,400,000 Common Shares.

The Common Shares of Endev held by the Partnerships were distributed to limited partners of each of the Partnerships in proportion with to their percentage interests in the Partnerships such that former limited partners of the Partnerships have now become shareholders of Endev.

Mr. John F. Driscoll, the President, Chief Executive Officer and a director of Endev, was a significant shareholder of Endev when it proceeded with the transactions involving the General Partners and the Partnerships. When proceeding with the transactions, the principal shareholder of each of the General Partners was Petro Assets Inc., a company beneficially owned by the Driscoll Family Trust, a trust established for the family of John F. Driscoll, who was a director and officer of each of such General Partners. Assuming the successful completion of the Transactions, the General Partners will receive an aggregate of 3,443,651 Common Shares.

Through the private placement of 1,000,000 Common Shares at a price of $0.50 per share for aggregate proceeds of $500,000, Mr. Driscoll acquired, directly or indirectly, an aggregate of 50,000 Common Shares under this private placement, and certain directors and officers of AcquireCo acquired an 710,000 Common Shares under this private placement.

At the time of proceeding with the transactions, the directors of the Corporation were Messrs. John Driscoll, Jeffery Errico, Owen Pinnell and John Brussa. Messrs. Driscoll, Errico and Brussa were also directors of certain entities within the NCE Resources Group, of which John F. Driscoll is the controlling shareholder. Mr. Pinnell was not related to these entities.

At the time of proceeding with the transactions, the directors and officers of the Corporation, other than Mr. Driscoll, as a group, own, directly or indirectly, 484,117 Common Shares of the Corporation, representing approximately 3.9% of the issued and outstanding Common Shares of the Corporation at such time.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular have been approved by the directors of Endev.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the securityholders.

DATED this 28th day of February, 2003.

ENDEV ENERGY INC.

(signed) *"John F. Driscoll"*
Chief Executive Officer

(signed) *"John Vooglaid"*
Chief Financial Officer

EXHIBIT G

AUDITORS' REPORT

To the Partners of
NCE Energy Assets (1993) Fund:

We have audited the balance sheet of NCE Energy Assets (1993) Fund (an Ontario limited partnership) as at December 31, 2001 and 2000 and the statements of operations and partners' capital and cash flows for each of the years in the five-year period ended December 31, 2001. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the limited partnership as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the five-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta.
March 5, 2002

Arthur Andersen LLP
Chartered Accountants

NCE ENERGY ASSETS (1993) Fund
(an Ontario limited partnership)

BALANCE SHEET
As at December 31, 2001 and 2000

		2001		2000
ASSETS				
Current Assets				
Cash	$	71,376	$	110,115
Accounts receivable				
Trade		28,787		211,936
Advances and deposits		-		258
TOTAL CURRENT ASSETS		100,163		322,309
Oil and gas properties, at cost less accumulated depletion and depreciation of $7,284,480 (2000 - $7,165,217) (Notes 3, 4 and 5)		614,728		638,198
	$	714,891	$	960,507
LIABILITIES AND PARTNERS' CAPITAL				
Current liabilities				
Bank loan (Note 6)	$	72,917	$	-
Accounts payable and accrued liabilities (Note 4)		15,065		9,584
Payable to affiliates (Notes 3 and 5)		13,980		24,875
TOTAL CURRENT LIABILITIES		101,962		34,459
Site reclamation and abandonment		192,325		187,362
Partners' capital (Note 3)				
11,535 units outstanding		420,604		738,686
	$	714,891	$	960,507

Approved on behalf of NCE Energy Assets (1993) Fund by the Board of Directors of the General Partner, NCE Energy Assets (93) Management Corp.:

John F. Driscoll, Director   John Nestor, Director

The accompanying notes to financial statements are an integral part of this balance sheet.

NCE ENERGY ASSETS (1993) FUND
(an Ontario limited partnership)

STATEMENT OF OPERATIONS AND PARTNERS' CAPITAL
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
Revenues					
Oil and gas	$ 736,608	$ 1,191,482	$ 986,189	$ 821,050	$ 1,376,200
Interest	3,270	11,513	13,701	13,265	3,723
	739,878	1,202,995	999,890	834,315	1,379,923
Expenses					
Depletion and depreciation	119,266	141,098	147,258	273,145	404,041
Site reclamation and abandonment provision	4,971	4,840	19,549	42,962	37,940
Lease operating	289,774	327,187	341,825	490,405	500,236
General and administrative (Note 5)	94,214	99,880	156,667	138,724	134,959
Management fees to General Partner (Note 3)	26,448	58,194	37,605	15,389	55,855
Investor services fee (Note 4)	8,816	19,398	12,535	5,130	18,618
Interest	1,163	-	-	-	-
	544,652	650,597	715,439	965,755	1,151,649
Net income (loss)	195,226	552,398	284,451	(131,440)	228,274
Partners' capital, beginning of year	738,686	901,458	1,020,732	1,705,852	2,100,469
Cash distributions	(513,308)	(715,170)	(403,725)	(553,680)	(622,891)
Partners' capital, end of year	$ 420,604	$ 738,686	$ 901,458	$ 1,020,732	$ 1,705,852

The accompanying notes to financial statements are an integral part of this statement.

NCE ENERGY ASSETS (1993) FUND
(an Ontario limited partnership)

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
CASH PROVIDED BY (USED IN):					
Operating activities					
Net income (loss)	$ 195,226	$ 552,398	$ 284,451	$ (131,440)	$ 228,274
Add items not affecting cash:					
Depletion and depreciation	119,266	141,098	147,258	273,145	404,041
Site reclamation and abandonment provision	4,971	4,840	19,549	42,962	37,940
Cash flow from operations	319,463	698,336	451,258	184,667	670,255
Change in non-cash working capital	177,994	(96,757)	(95,161)	165,958	19,760
Cash provided by operating activities	497,457	601,579	356,097	350,625	690,015
Financing activities					
Bank loan	72,917	-	-	-	-
Cash distributions	(513,308)	(715,170)	(403,725)	(553,680)	(622,891)
Cash used in financing activities	(440,391)	(715,170)	(403,725)	(553,680)	(622,891)
Investing activities					
Additions to oil and gas properties	(95,805)	(42,611)	(251,572)	(86,965)	(18,384)
Proceeds on disposition of oil and gas properties		29,948	318,823	426,850	-
Cash provided by (used in) investing activities	(95,805)	(12,663)	67,251	339,885	(18,384)
Change in cash	(38,739)	(126,254)	19,623	136,830	48,740
Cash, beginning of year	110,115	236,369	216,746	79,916	31,176
Cash, end of year	$ 71,736	$ 110,115	$ 236,369	$ 216,746	$ 79,916
Interest paid during the year	$ 1,163	$ -	$ -	$ -	$ -

The accompanying notes to financial statements are an integral part of this statement.

NCE ENERGY ASSETS (1993) FUND
(an Ontario limited partnership)

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

1. **Organization**

NCE Energy Assets (1993) Fund, an Ontario limited partnership (the "Partnership"), was formed pursuant to an agreement dated May 4, 1992 to acquire, explore and develop oil and gas properties. The date of the initial closing of the sale of limited partnership units was June 7, 1993. NCE Energy Assets (93) Management Corp. (the "General Partner") manages and controls the Partnership's affairs. The Partnership will be dissolved no later than December 31, 2004 as provided for in the limited partnership agreement.

2. **Summary of significant accounting policies**

The financial statements have been prepared by the management of the General Partner following Canadian generally accepted accounting principles. The preparation of financial statements requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these financial statements.

(a) *Oil and gas properties*

Oil and gas properties are accounted for using the full cost method of accounting whereby all costs of acquiring, exploring and developing oil and gas properties are capitalized. General and administrative costs and interest are not capitalized. The provision for depletion and depreciation and the provision for site reclamation and abandonment costs are computed using the unit-of-production method based on the estimated gross proven oil and gas reserves. Proceeds on sale or disposition of oil and gas properties are credited to the full cost pool unless this results in a change in the depletion and depreciation rate by 20% or more, in which case a gain or loss is recognized in the statement of operations and partners' capital. The annual charge for site reclamation and abandonment costs is accumulated as a long-term liability, which is reduced as actual expenditures are made.

For purposes of determining the ceiling limitation of capitalized costs, the net book value of the oil and gas properties, net of accumulated site reclamation and abandonment costs, is compared to the undiscounted future net revenue from the production of proven reserves, net of interest and production related general and administrative costs. Future net revenue, net of site reclamation and abandonment costs, is calculated using year-end oil and gas prices and costs.

(b) *Joint ventures*

Substantially all of the Partnership's operations are conducted jointly with others, and accordingly the financial statements reflect only the Partnership's proportionate interest in such activities.

(c) *Income taxes*

No income taxes have been reflected in these financial statements as the net income or loss of the Partnership is included in the individual income tax returns of the respective partners. The Alberta

Royalty Credit is claimed by the individual partners and accordingly it is not reflected in the accompanying financial statements.

3. Limited partnership agreement

Under the terms of the limited partnership agreement, the General Partner is paid a recurring management fee at the end of each quarter of 7.5% of the Gross Cash Flow in the immediately preceding quarter, reduced in each case for Net Cash Flow received by the General Partner in respect of such quarter from its 0.01% interest in the Partnership. Should any of the Partnership's interests in oil and gas properties be sold, net proceeds of disposition will be included in Gross Cash Flow subject to the management fee. The portion of the management fee relating to net proceeds of disposition has been included as part of the net proceeds of disposition of the oil and gas properties sold. During 2001, the management fee incurred was $26,448 (2000 - $60,690, 1999 - $64,174, 1998 - $47,403, 1997 - $55,855). As at December 31, 2001, the payable to the General Partner is $4,894 (2000 - $19,528).

Net income and proceeds of disposition, net of applicable management fees, are allocated at the end of each fiscal period 99.99% to the limited partners and 0.01% to the General Partner. The loss for each fiscal period is allocated at the end of each fiscal period 100% to the limited partners. Under the terms of the limited partnership agreement, the General Partner cannot request additional capital contributions from the limited partners.

In the opinion of the General Partner, all revenues, costs and expenses in the financial statements have been allocated in accordance with the terms of the limited partnership agreement.

4. Agency agreement to sell Partnership units

The General Partner and the Partnership entered into an agency agreement dated April 7, 1993, with F.C.G. Securities Corporation ("the Agent") and Petro Assets Inc., the sole shareholder of the General Partner, pursuant to which the Agent was appointed to act as the sole and exclusive agent of the Partnership. Petro Assets Inc. is wholly owned by an officer and director of the General Partner. The Partnership has agreed to pay to the Agent an investor services fee equal to 2.5% of the Gross Cash Flow, payable at the same time and in the same manner as quarterly fees are paid to the General Partner. The portion of the investor services fee relating to net proceeds of disposition has been included as part of the net proceeds of disposition of the oil and gas properties sold. During 2001, the investor services fee incurred was $8,816 (2000 - $20,230, 1999 - $21,391, 1998 - $15,801, 1997 - $18,618). As at December 31, 2001, the investor services fee payable, included in accounts payable and accrued liabilities, is $1,952 (2000 - $6,083).

5. Related party transactions

(a) *Management agreement*

On April 7, 1993, the General Partner entered into an agreement with NCE Management Services Inc. ("NMSI") to provide oil and gas investment, consulting, administrative and management services to the Partnership on behalf of the General Partner on a year-to-year basis unless terminated by either NMSI or the General Partner. The Partnership may unilaterally terminate the management agreement if the General Partner is removed as general partner of the Partnership. An officer and director of the General Partner is the sole beneficial shareholder of NMSI. During 2001, the Partnership incurred $44,113 (2000 - $64,787, 1999 - $108,396, 1998 - $93,188, 1997 - $85,753) for accounting and administrative services provided by NMSI which are reflected in the accompanying statement of operations and partners' capital as general and administrative expenses. As at December 31, 2001, the payable to NMSI was $9,086 (2000 - $5,347).

(b) *Oil and gas properties*

The Partnership is a joint owner in certain oil and gas properties with affiliated limited partnerships, the general partners of which have common directors, officers and shareholders with the General Partner, and, as such, funds are advanced to and from the affiliates in the normal course of business.

In the normal course of operations, the Partnership entered into various farmout agreements with affiliated limited partnerships. The farmout agreements were completed in accordance with normal industry standards and were reviewed and evaluated by an independent engineering firm.

Oil and gas properties were purchased from affiliated limited partnerships in 1999 for $189,600, based on an evaluation by independent petroleum consultants.

6. **Bank loan**

The bank loan is repayable on demand or at $2,083 per month plus interest at Royal Bank of Canada prime plus 0.375% and is secured by a general assignment of the assets of the Partnership.

7. **Financial instruments**

The Partnership's financial instruments consist of cash, accounts receivable and current liabilities. As at December 31, 2001, the carrying value of these financial instruments approximated their fair value due to their short-term nature and as a floating rate of interest is applied to the bank loan.

The carrying value of the current assets reflects the General Partner's best estimate of the credit risk associated with the Partnership's counterparties.

EXHIBIT H

AUDITORS' REPORT

To the Partners of
NCE Oil & Gas (1993) Fund:

We have audited the balance sheet of NCE Oil & Gas (1993) Fund (an Ontario limited partnership) as at December 31, 2001 and 2000 and the statements of operations and partners' capital and cash flows for each of the years in the five-year period ended December 31, 2001. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the limited partnership as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the five-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta.
March 5, 2002

Arthur Andersen LLP
Chartered Accountants

NCE OIL & GAS (1993) FUND
(an Ontario limited partnership)

BALANCE SHEET - As at December 31, 2001 and 2000

		2001		2000
ASSETS				
Current assets				
Cash and cash equivalents	$	203,459	$	429,808
Accounts receivable				
Trade		120,623		511,095
Due from affiliates (Note 5)		34,104		-
Advances and deposits		923		1,639
TOTAL CURRENT ASSETS		359,109		942,542
Oil and gas properties, at cost less accumulated Depletion and depreciation of $13,236,131 (2000 - $12,953,639) (Notes 3, 4 and 5)		1,408,553		1,556,008
	$	1,767,662	$	2,498,550
LIABILITIES AND PARTNERS' CAPITAL				
Current liabilities				
Bank loan (Note 6)	$	170,138	$	-
Accounts payable and accrued liabilities (Note 4)		10,792		19,902
Payable to affiliates (Notes 3 and 5)		13,684		68,450
TOTAL CURRENT LIABILITIES		194,614		88,352
Site reclamation and abandonment		374,433		354,470
Partners' capital (Note 3)				
8,418 units outstanding		1,198,615		2,055,728
	$	1,767,662	$	2,498,550

Approved on behalf of NCE Oil & Gas (1993) Fund by the Board of Directors of the General Partner, NCE Oil & Gas Management (93) Corp.:

John F. Driscoll, Director

John Nestor, Director

The accompanying notes to financial statements are an integral part of this balance sheet.

NCE OIL & GAS (1993) FUND
(an Ontario limited partnership)

STATEMENT OF OPERATIONS AND PARTNERS' CAPITAL
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
Revenues					
Oil and gas	$ 1,811,626	$ 2,704,749	$ 2,006,947	$ 1,731,759	$ 2,538,681
Interest	16,843	41,461	39,776	36,132	7,686
	1,828,469	2,746,210	2,046,723	1,767,891	2,546,367
Expenses					
Depletion and depreciation	282,495	341,622	363,992	674,110	860,011
Site reclamation and abandonment provision	19,976	21,982	33,621	92,727	68,993
Lease operating	578,271	654,131	642,704	824,762	967,398
General and administrative (Note 5)	182,835	204,927	302,851	337,525	218,165
Management fees to General Partner (Note 3)	79,644	141,536	70,182	35,301	91,990
Investor services fee (Note 4)	26,548	47,179	23,394	11,767	30,663
Interest	573	-	5,414	14,924	14,271
	1,170,342	1,411,377	1,442,158	1,991,116	2,251,491
Net income (loss)	658,127	1,334,833	604,565	(223,225)	294,876
Partners' capital, beginning of year	2,055,728	2,404,495	2,574,386	3,681,501	4,733,505
Cash distributions	(1,515,240)	(1,683,600)	(774,456)	(883,890)	(1,346,880)
Partners' capital, end of year	$ 1,198,615	$ 2,055,728	$ 2,404,495	$ 2,574,386	$ 3,681,501

The accompanying notes to financial statements are an integral part of this statement.

NCE OIL & GAS (1993) FUND
(an Ontario limited partnership)

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
CASH PROVIDED BY (USED IN):					
Operating activities					
Net income (loss)	$ 658,127	$ 1,334,833	$ 604,565	$ (223,225)	$ 294,876
Add items not affecting cash:					
Depletion and depreciation	282,495	341,622	363,992	674,110	860,011
Site reclamation and abandonment provision	19,976	21,982	33,621	92,727	68,993
Cash flow from operations	960,598	1,698,437	1,002,178	543,612	1,223,880
Change in non-cash working capital	293,208	(236,161)	(216,178)	304,282	47,153
Cash provided by operating activities	1,253,806	1,462,276	786,000	847,894	1,271,033
Financing activities					
Bank loan	170,138	-	(160,000)	(120,000)	30,000
Cash distributions	(1,515,240)	(1,683,600)	(774,456)	(883,890)	(1,346,880)
Cash used in financing activities	(1,345,102)	(1,683,600)	(934,456)	(1,003,890)	(1,316,880)
Investing activities					
Additions to oil and gas properties	(135,053)	(190,983)	(220,284)	(219,229)	(57,040)
Proceeds on disposition of oil and gas properties	-	33,970	313,353	1,160,290	-
Cash provided by (used in) investing activities	(135,053)	(157,013)	93,069	941,061	(57,040)
Change in cash and cash equivalents	(226,349)	(378,337)	(55,387)	785,065	(102,887)
Cash and cash equivalents, beginning of year	429,808	808,145	863,532	78,467	181,354
Cash and cash equivalents, end of year	$ 203,459	$ 429,808	$ 808,145	$ 863,532	$ 78,467
Interest paid during the year	$ 573	$ -	$ 5,414	$ 14,924	$ 14,271
Cash and cash equivalents are comprised of:					
Cash	$ 203,459	$ 131,221	$ 59,205	$ 564,676	$ 78,467
Short-term investments	-	298,587	784,940	298,856	-
	$ 203,459	$ 429,808	$ 808,145	$ 863,532	$ 78,467

The accompanying notes to financial statements are an integral part of this statement.

NCE OIL & GAS (1993) FUND
(an Ontario limited partnership)

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

1. Organization

NCE Oil & Gas (1993) Fund, an Ontario limited partnership (the "Partnership"), was formed pursuant to an agreement dated May 4, 1992 to acquire, explore and develop oil and gas properties. The date of the initial closing of the sale of limited partnership units was June 7, 1993. NCE Oil & Gas Management (93) Corp. (the "General Partner") manages and controls the Partnership's affairs. The Partnership will be dissolved no later than December 31, 2004, as provided for in the limited partnership agreement.

2. Summary of significant accounting policies

The financial statements have been prepared by the management of the General Partner following Canadian generally accepted accounting principles. The preparation of financial statements requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these financial statements.

(a) *Oil and gas properties*

Oil and gas properties are accounted for using the full cost method of accounting whereby all costs of acquiring, exploring and developing oil and gas properties are capitalized. General and administrative costs and interest are not capitalized. The provision for depletion and depreciation and the provision for site reclamation and abandonment costs are computed using the unit-of-production method based on the estimated gross proven oil and gas reserves. Proceeds on sale or disposition of oil and gas properties are credited to the full cost pool unless this results in a change in the depletion and depreciation rate by 20% or more, in which case a gain or loss is recognized in the statement of operations and partners' capital. The annual charge for site reclamation and abandonment costs is accumulated as a long-term liability, which is reduced as actual expenditures are made.

For purposes of determining the ceiling limitation of capitalized costs, the net book value of the oil and gas properties, net of accumulated site reclamation and abandonment costs, is compared to the undiscounted future net revenue from the production of proven reserves, net of interest and production related general and administrative costs. Future net revenue, net of site reclamation and abandonment costs, is calculated using year-end oil and gas prices and costs.

(b) Joint ventures

Substantially all of the Partnership's operations are conducted jointly with others, and accordingly the financial statements reflect only the Partnership's proportionate interest in such activities.

(c) Income taxes

No income taxes have been reflected in these financial statements as the net income or loss of the Partnership is included in the individual income tax returns of the respective partners. The Alberta Royalty Credit is claimed by the individual partners and accordingly it is not reflected in the accompanying financial statements.

(d) Cash and cash equivalents

The General Partner considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3. Limited partnership agreement

Under the terms of the limited partnership agreement, the General Partner is paid a recurring management fee at the end of each quarter of 7.5% of the Gross Cash Flow in the immediately preceding quarter, reduced in each case for Net Cash Flow received by the General Partner in respect of such quarter from its 0.01% interest in the Partnership. Should any of the Partnership's interests in oil and gas properties be sold, net proceeds of disposition will be included in Gross Cash Flow subject to the management fee. The portion of the management fee relating to net proceeds of disposition has been included as part of the net proceeds of disposition of the oil and gas properties sold. During 2001, the management fee incurred was $79,644 (2000 - $144,367, 1999 - $96, 295, 1998 - $122,323, 1997 - $91,990). As at December 31, 2001, the payable to the General Partner is $13,684 (2000 - $47,351).

Net income and proceeds of disposition, net of applicable management fees, are allocated at the end of each fiscal period 99.99% to the limited partners and 0.01% to the General Partner. The loss for each fiscal period is allocated at the end of each fiscal period 100% to the limited partners. Under the terms of the limited partnership agreement, the General Partner cannot request additional capital contributions from the limited partners.

In the opinion of the General Partner, all revenues, costs and expenses in the financial statements have been allocated in accordance with the terms of the limited partnership agreement.

4. Agency agreement to sell Partnership units

The General Partner and the Partnership entered into an agency agreement dated April 6, 1993, with Equion Securities Canada Limited, Fortune Financial Corporation (collectively, the "Agents"), and Petro Assets Inc., the sole shareholder of the General Partner, pursuant to which the Agents were appointed to act as the sole and exclusive agents of the Partnership. Petro Assets Inc. is wholly owned by an officer and director of the General Partner. The Partnership has agreed to pay to the Agents an investor services fee equal to 2.5% of the Gross Cash Flow, payable at the same time and in the same manner as quarterly management fees are payable to the General Partner. The portion of the investor services fee relating to net proceeds of disposition has been included as part of the net proceeds of disposition of the oil and gas properties sold. During 2001, the investor services fee incurred was $26,548 (2000 - $48,123, 1999 - $32,098, 1998 - $40,774, 1997 - $30,663). As at December 31, 2001, the investor services fee payable, included in accounts payable and accrued liabilities, is $7,838 (2000 - $15,226).

5. Related party transactions

(a) *Management agreement*

On April 6, 1993, the General Partner entered into an agreement with NCE Management Services Inc. ("NMSI") to provide oil and gas investment, consulting, administrative and management services to the Partnership on behalf of the General Partner on a year-to-year basis unless terminated by either NMSI or the General Partner. The Partnership may unilaterally terminate the management agreement if the General Partner is removed as general partner of the Partnership. An officer and director of the General Partner is the sole beneficial shareholder of NMSI. The Partnership incurred $111,730 (2000 - $153,671, 1999 - $237,886, 1998 - $263,589, 1997 - $153,882) for accounting and administrative services provided by NMSI which are reflected in the accompanying statement of operations and partners' capital as general and administrative expenses. As at December 31, 2001, the receivable from NMSI is $34,104 (2000 - $21,099 payable).

(b) *Oil and gas properties*

In the normal course of business, the Partnership entered into various farmout agreements with affiliated limited partnerships, the general partners of which have common officers, directors, and shareholders with the General Partner. The farmout agreements were completed in accordance with normal industry standards and were reviewed and evaluated by an independent engineering firm.

The Partnership is a joint owner in certain oil and gas properties with affiliated limited partnerships and, as such, funds are advanced to and from the affiliates in the normal course of business.

Oil and gas properties were purchased from affiliated limited partnerships in 1999 for $284,000, based on an evaluation by independent petroleum consultants.

6. Bank loan

The bank loan is repayable on demand or at $4,862 per month plus interest at Royal Bank of Canada prime plus 0.375% and is secured by a general assignment of the assets of the Partnership.

7. Financial instruments

The Partnership's financial instruments consist of cash, accounts receivable and current liabilities. As at December 31, 2001, the carrying value of these financial instruments approximated their fair value due to their short-term nature and as a floating rate of interest is applied to the bank loan.

The carrying value of the current assets reflects the General Partner's best estimate of the credit risk associated with the Partnership's counterparties.

EXHIBIT I

AUDITORS' REPORT

To the Partners of
NCE Energy Assets (1994) Fund:

We have audited the balance sheet of NCE Energy Assets (1994) Fund (an Ontario limited partnership) as at December 31, 2001 and 2000 and the statements of operations and partners' capital and cash flows for each of the years in the five-year period ended December 31, 2001. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the limited partnership as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the five-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta.
March 5, 2002

Arthur Andersen LLP
Chartered Accountants

NCE ENERGY ASSETS (1994) FUND
(an Ontario limited partnership)

BALANCE SHEET
As at December 31, 2001 and 2000

		2001		**2000**
ASSETS				
Current assets				
Cash	$	-	$	131,427
Accounts receivable				
Trade		14,696		122,718
Due from affiliates (Note 5)		4,592		-
Advances and deposits		-		968
TOTAL CURRENT ASSETS		19,288		255,113
Oil and gas properties, at cost less accumulated depletion and depreciation of $3,337,409 (2000 - $3,238,331) (Notes 3, 4, and 5)		437,065		517,808
	$	456,353	$	772,921
LIABILITIES AND PARTNERS' CAPITAL				
Current liabilities				
Bank overdraft	$	1,522	$	-
Accounts payable and accrued liabilities (Note 4)		16,763		9,364
Payable to affiliates (Notes 3 and 5)		1,669		20,902
TOTAL CURRENT LIABILITIES		19,954		30,266
Site reclamation and abandonment		98,029		88,931
Partners' capital (Note 3)				
5,697 units outstanding		338,370		653,724
	$	456,353	$	772,921

Approved on behalf of NCE Energy Assets (1994) Fund by the Board of Directors of the General Partner, NCE Energy Assets (94) Management Corp.:

John F. Driscoll, Director

John Nestor, Director

The accompanying notes to financial statements are an integral part of this balance sheet.

NCE ENERGY ASSETS (1994) FUND
(an Ontario limited partnership)

STATEMENT OF OPERATIONS AND PARTNERS' CAPITAL
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
Revenues					
Oil and gas	$ 517,734	$ 781,160	$ 571,095	$ 499,221	$ 572,917
Interest	4,893	9,626	7,419	6,614	2,564
	522,627	790,786	578,514	505,835	575,481
Expenses					
Depletion and depreciation	99,078	123,401	159,292	212,406	405,303
Site reclamation and abandonment provision	9,135	10,223	12,939	22,403	15,325
Lease operating	131,151	102,269	101,150	174,687	145,062
General and administrative (Note 5)	67,761	74,882	116,402	131,524	77,048
Management fees to General Partner (Note 3)	24,276	46,023	27,072	14,972	26,492
Investor services fee (Note 4)	8,092	15,341	9,024	4,991	8,831
	339,493	372,139	425,879	560,983	678,061
Net income (loss)	183,134	418,647	152,635	(55,148)	(102,580)
Partners' capital, beginning of year	653,724	804,777	993,962	1,305,475	1,709,996
Cash distributions	(498,488)	(569,700)	(341,820)	(256,365)	(301,941)
Partners' capital, end of year	$ 338,370	$ 653,724	$ 804,777	$ 993,962	$ 1,305,475

The accompanying notes to financial statements are an integral part of this statement.

NCE ENERGY ASSETS (1994) FUND
(an Ontario limited partnership)

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
CASH PROVIDED BY (USED IN):					
Operating activities	$ 183,134	$ 418,647	$ 152,635	$ (55,148)	$ (102,580)
Net income (loss)					
Add items not affecting cash:					
Depletion and depreciation	99,078	123,401	159,292	212,406	405,303
Site reclamation and abandonment provision	9,135	10,223	12,939	22,403	15,325
Cash flow from operations	291,347	552,271	324,866	179,661	318,048
Change in non-cash working capital	92,564	(12,138)	(17,738)	35,277	134,771
Cash provided by operating activities	383,911	540,133	307,128	214,938	452,819
Financing activities					
Cash distributions	(498,488)	(569,700)	(341,820)	(256,365)	(301,941)
Investing activities					
Additions to oil & gas properties	(18,372)	(48,880)	(1,460)	(54,747)	(116,577)
Proceeds on disposition of oil and gas properties	-	31,616	82,805	164,213	-
Cash provided by (used in) investing activities	(18,372)	(17,264)	81,345	109,466	(116,577)
Change in cash	(132,949)	(46,831)	46,653	68,039	34,301
Cash, beginning of year	131,427	178,258	131,605	63,566	29,265
Cash (bank overdraft), end of year	$ (1,522)	$ 131,427	$ 178,258	$ 131,605	$ 63,566

The accompanying notes to financial statements are an integral part of this statement.

NCE ENERGY ASSETS (1994) FUND
(an Ontario limited partnership)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 and 2000

1. **Organization**

NCE Energy Assets (1994) Fund, an Ontario limited partnership (the "Partnership"), was formed pursuant to an agreement dated October 22, 1992 to acquire, explore and develop oil and gas properties. The date of the initial closing of the sale of limited partnership units was June 6, 1994. NCE Energy Assets (94) Management Corp. (the "General Partner") manages and controls the Partnership's affairs. The Partnership will be dissolved no later than December 31, 2005, as provided for in the limited partnership agreement.

2. **Summary of significant accounting policies**

The financial statements have been prepared by the management of the General Partner following Canadian generally accepted accounting principles. The preparation of financial statements requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these financial statements.

(a) *Oil and gas properties*

Oil and gas properties are accounted for using the full cost method of accounting whereby all costs of acquiring, exploring and developing oil and gas properties are capitalized. General and administrative costs and interest are not capitalized. The provision for depletion and depreciation and the provision for site reclamation and abandonment costs are computed using the unit-of-production method based on the estimated gross proven oil and gas reserves. Proceeds on sale or disposition of oil and gas properties are credited to the full cost pool unless this results in a change in the depletion and depreciation rate by 20% or more, in which case a gain or loss is recognized in the statement of operations and partners' capital. The annual charge for site reclamation and abandonment costs is accumulated as a long-term liability which is reduced as actual expenditures are made.

For purposes of determining the ceiling limitation of capitalized costs, the net book value of the oil and gas properties, net of accumulated site reclamation and abandonment costs, is compared to the undiscounted future net revenue from the production of proven reserves, net of interest and production related general and administrative costs. Future net revenue, net of site reclamation and abandonment costs, is calculated using year-end oil and gas prices and costs. On this basis, a writedown of $156,000 was included in depletion and depreciation in 1997.

(b) *Joint ventures*

Substantially all of the Partnership's operations are conducted jointly with others, and accordingly the financial statements reflect only the Partnership's proportionate interest in such activities.

(c) *Income taxes*

No income taxes have been reflected in these financial statements as the net income or loss of the Partnership is included in the individual income tax returns of the respective partners. The Alberta Royalty Credit is claimed by the individual partners and accordingly it is not reflected in the accompanying financial statements.

3. **Limited partnership agreement**

Under the terms of the limited partnership agreement, the General Partner is paid a recurring management fee at the end of each quarter of 7.5% of the Gross Cash Flow in the immediately preceding quarter, reduced in each case for Net Cash Flow received by the General Partner in respect of such quarter from its 0.01% interest in the Partnership. Should any of the Partnership's interests in oil and gas properties be sold, net proceeds of disposition will be included in Gross Cash Flow subject to the management fee. The portion of the management fee relating to net proceeds of disposition has been included as part of the net proceeds of disposition of the oil and gas properties sold. During 2001, the management fee incurred was $24,276 (2000 – $48,658, 1999 - $33,972, 1998 - $27,288, 1997 - $26,492). As at December 31, 2001, the payable to the General Partner is $1,669 (2000 - $16,449).

Net income and proceeds of disposition, net of applicable management fees, are allocated at the end of each fiscal period 99.99% to the limited partners and 0.01% to the General Partner. The loss for each fiscal period is allocated at the end of each fiscal period 100% to the limited partners. Under the terms of the limited partnership agreement, the General Partner cannot request additional capital contributions from the limited partners.

In the opinion of the General Partner, all revenues, costs and expenses in the financial statements have been allocated in accordance with the terms of the limited partnership agreement.

4. **Agency agreement to sell Partnership units**

The General Partner and the Partnership entered into an agency agreement dated March 31, 1994, with F.C.G. Securities Corporation ("the Agent") and Petro Assets Inc., the sole shareholder of the General Partner, pursuant to which the Agent was appointed to act as the sole and exclusive agent of the Partnership. Petro Assets Inc. is wholly owned by an officer and director of the General Partner. The Partnership has agreed to pay to the Agent an investor services fee equal to 2.5% of the Gross Cash Flow, payable at the same time and in the same manner as quarterly fees are paid to the General Partner. The portion of the investor services fee relating to net proceeds of disposition has been included as part of the net proceeds of disposition of the oil and gas properties sold. During 2001, the investor services fee incurred was $8,092 (2000 - $16,219, 1999 - $11,324, 1998 - $9,096, 1997 - $8,831). As at December 31, 2001, the investor services fee payable, included in accounts payable and accrued liabilities, is $772 (2000 - $5,124).

5. **Related party transactions**

(a) *Management agreement*

On March 31, 1994, the General Partner entered into an agreement with NCE Management Services Inc. ("NMSI") to provide oil and gas investment, consulting, administrative and management services to the Partnership on behalf of the General Partner on a year-to-year basis unless terminated by either NMSI or the General Partner. The Partnership may unilaterally terminate the management agreement if the General

Partner is removed as general partner of the Partnership. An officer and director of the General Partner is the sole beneficial shareholder of NMSI. The Partnership incurred $31,591 (2000 - $50,598, 1999 - $83,650, 1998 - $102,213, 1997 - $42,990) for accounting and administrative services provided by NMSI which are reflected in the accompanying statement of operations and partners' capital as general and administrative expenses. As at December 31, 2001, the receivable from NMSI is $4,592 (2000 - $4,453 payable).

(b) *Oil and gas properties*

In the normal course of business, the Partnership entered into various farmout agreements with affiliated limited partnerships, the general partners of which have common officers, directors, and shareholders with the General Partner. The farmout agreements were completed in accordance with normal industry standards and were reviewed and evaluated by an independent engineering firm.

The Partnership is a joint owner in certain oil and gas properties with affiliated limited partnerships and, as such, funds are advanced to and from the affiliates in the normal course of business.

6. **Financial instruments**

The Partnership's financial instruments consist of cash, accounts receivable and current liabilities. As at December 31, 2001, the carrying value of these financial instruments approximated their fair value due to the short-term nature of the current assets and liabilities.

The carrying value of the current assets reflects the General Partner's best estimate of the credit risk associated with the Partnership's counterparties.

EXHIBIT J

AUDITORS' REPORT

To the Partners of
NCE Oil & Gas (1994) Fund:

We have audited the balance sheet of NCE Oil & Gas (1994) Fund (an Ontario limited partnership) as at December 31, 2001 and 2000 and the statements of operations and partners' capital and cash flows for each of the years in the five-year period ended December 31, 2001. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the limited partnership as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the five-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta.
March 5, 2002

Arthur Andersen LLP
Chartered Accountants

NCE OIL & GAS (1994) FUND
(an Ontario limited partnership)

BALANCE SHEET - As at December 31, 2001 and 2000

		2001		2000
ASSETS				
Current assets				
Cash and cash equivalents	$	217,360	$	1,611,447
Accounts receivable				
Trade		182,701		377,593
Due from affiliates (Note 5)		61,537		-
Drilling advances		6,887		7,712
TOTAL CURRENT ASSETS		468,485		1,996,752
Oil and gas properties, at cost less accumulated depletion and depreciation of $16,275,751 (2000 - $15,224,808) (Notes 3, 4 and 5)		4,882,315		5,913,204
	$	5,350,800	$	7,909,956
LIABILITIES AND PARTNERS' CAPITAL				
Current liabilities				
Bank loan (Note 6)	$	580,370	$	799,760
Accounts payable and accrued liabilities (Note 4)		69,527		245,203
Payable to affiliates (Notes 3 and 5)		39,129		190,374
TOTAL CURRENT LIABILITIES		689,026		1,235,337
Site reclamation and abandonment		526,622		460,766
Partners' capital (Note 3)				
10,036 units outstanding		4,135,152		6,213,853
	$	5,350,800	$	7,909,956

Approved on behalf of NCE Oil & Gas (1994) Fund by the Board of Directors of the General Partner, NCE Oil & Gas Management (94) Corp.:

John F. Driscoll, Director

John Nestor, Director

The accompanying notes to financial statements are an integral part of this balance sheet.

NCE OIL & GAS (1994) FUND
(an Ontario limited partnership)

STATEMENT OF OPERATIONS AND PARTNERS' CAPITAL
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
Revenues					
Oil and gas	$4,672,827	$6,357,136	$4,520,397	$3,331,835	$3,788,754
Interest	51,359	65,268	20,500	10,998	11,780
	4,724,186	6,422,404	4,540,897	3,342,833	3,800,534
Expenses					
Depletion and depreciation	1,050,943	1,112,791	1,199,572	1,847,738	3,507,589
Site reclamation and abandonment provision	102,697	94,667	96,282	119,768	76,727
Lease operating	1,286,843	1,461,141	1,428,419	1,639,087	1,213,216
General and administrative (Note 5)	400,535	463,376	644,792	581,600	382,469
Management fees to General Partner (Note 3)	194,321	302,081	153,835	51,109	143,704
Investor services fee (Note 4)	64,774	100,694	51,278	17,036	47,901
Interest	39,634	65,381	46,812	69,330	28,735
	3,139,747	3,600,131	3,620,990	4,325,668	5,400,341
Net income (loss)	1,584,439	2,822,273	919,907	(982,835)	(1,599,807)
Partners' capital, beginning of year	6,213,853	6,251,840	6,134,813	7,871,948	11,881,075
Initial capital contribution	-	-	-	(1,340)	-
Cash distributions	(3,663,140)	(2,860,260)	(802,880)	(752,960)	(2,409,320)
Partners' capital, end of year	$4,135,152	$6,213,853	$6,251,840	$6,134,813	$7,871,948

The accompanying notes to financial statements are an integral part of this statement.

NCE OIL & GAS (1994) FUND
(an Ontario limited partnership)

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
CASH PROVIDED BY (USED IN):					
Operating activities					
Net income (loss)	$1,584,439	$2,822,273	$919,907	$(982,835)	$(1,599,807)
Add items not affecting cash:					
Depletion and depreciation	1,050,943	1,112,791	1,199,572	1,847,738	3,507,589
Site reclamation and abandonment provision	102,697	94,667	96,282	119,768	76,727
Cash flow from operations	2,738,079	4,029,731	2,215,761	984,671	1,984,509
Change in non-cash working capital	(192,741)	452,365	(264,905)	228,335	(396,532)
Cash provided by operating activities	2,545,338	4,482,096	1,950,856	1,213,006	1,587,977
Financing activities					
Bank loan	(219,390)	277,380	(368,760)	(171,360)	1,062,500
Initial capital contributions	-	-	-	(1,340)	-
Cash distributions	(3,663,140)	(2,860,260)	(802,880)	(752,960)	(2,409,320)
Cash used in financing activities	(3,882,530)	(2,582,880)	(1,171,640)	(925,660)	(1,346,820)
Investing activities					
Additions to oil and gas properties	(199,951)	(912,598)	(807,527)	(939,328)	(1,599,445)
Proceeds on disposition of oil & gas properties	179,897	450,119	183,173	679,180	-
Site reclamation and abandonment costs incurred	(36,841)	(22,136)	(979)	-	-
Cash used in investing activities	(56,895)	(484,615)	(625,333)	(260,148)	(1,599,445)
Change in cash and cash equivalents	(1,394,087)	1,414,601	153,883	27,198	(1,358,288)
Cash and cash equivalents, beginning of year	1,611,447	196,846	42,963	15,765	1,374,053
Cash and cash equivalents, end of year	$217,360	$1,611,447	$196,846	$42,963	$15,765
Interest paid during the year	$39,634	$65,381	$46,812	$69,330	$28,735
Cash and cash equivalents are comprised of					
Cash	$217,360	$217,994	$93,990	$42,963	$15,765
Short-term investments	-	1,393,453	99,856	-	-
	$217,360	$1,611,447	$196,846	$42,963	$15,765

The accompanying notes to financial statements are an integral part of this statement.

NCE OIL & GAS (1994) FUND
(an Ontario limited partnership)

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

1. Organization

NCE Oil & Gas (1994) Fund, an Ontario limited partnership (the "Partnership"), was formed pursuant to an agreement dated May 4, 1992 to acquire, explore and develop oil and gas properties. The date of the initial closing of the sale of limited partnership units was June 3, 1994. NCE Oil & Gas Management (94) Corp. (the "General Partner") manages and controls the Partnership's affairs. The Partnership will be dissolved no later than December 31, 2005, as provided for in the limited partnership agreement.

2. Summary of significant accounting policies

The financial statements have been prepared by the management of the General Partner following Canadian generally accepted accounting principles. The preparation of financial statements requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these financial statements.

(a) Oil and gas properties
Oil and gas properties are accounted for using the full cost method of accounting whereby all costs of acquiring, exploring and developing oil and gas properties are capitalized. General and administrative costs and interest are not capitalized. The provision for depletion and depreciation and the provision for site reclamation and abandonment costs are computed using the unit-of-production method based on the estimated gross proven oil and gas reserves. Proceeds on sale or disposition of oil and gas properties are credited to the full cost pool unless this results in a change in the depletion and depreciation rate by 20% or more, in which case a gain or loss is recognized in the statement of operations and partners' capital. The annual charge for site reclamation and abandonment costs is accumulated as a long-term liability, which is reduced as actual expenditures are made.

For purposes of determining the ceiling limitation of capitalized costs, the net book value of the oil and gas properties, net of accumulated site reclamation and abandonment costs, is compared to the undiscounted future net revenue from the production of proven reserves, net of interest and production related general and administrative costs. Future net revenue, net of site reclamation and abandonment costs, is calculated using year-end oil and gas prices and costs. In 1997, future net revenue, net of site reclamation and abandonment costs, was calculated using 1997 average oil and gas prices and year-end costs. On this basis, a writedown of $1,787,000 was included in depletion and depreciation in 1997. If year-end oil and gas prices and costs had been used, the writedown would have been $1,478,000.

(b) Joint ventures
Substantially all of the Partnership's operations are conducted jointly with others, and accordingly the financial statements reflect only the Partnership's proportionate interest in such activities.

(c) Income Taxes

No income taxes have been reflected in these financial statements as the net income or loss of the Partnership is included in the individual income tax returns of the respective partners. The Alberta Royalty Credit is claimed by the individual partners and accordingly it is not reflected in the accompanying financial statements.

(d) Cash and cash equivalents

The General Partner considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3. Limited partnership agreement

Under the terms of the limited partnership agreement, the General Partner is paid a recurring management fee at the end of each quarter of 7.5% of the Gross Cash Flow in the immediately preceding quarter, reduced in each case for Net Cash Flow received by the General Partner in respect of such quarter from its 0.01% interest in the Partnership. Should any of the Partnership's interests in oil and gas properties be sold, net proceeds of disposition will be included in Gross Cash Flow subject to the management fee. The portion of the management fee relating to net proceeds of disposition has been included as part of the net proceeds of disposition of the oil and gas properties sold. During 2001, the management fee incurred was $196,556 (2000 - $339,591, 1999 - $169,099, 1998 - $102,048, 1997 - $143,704). As at December 31, 2001, the payable to the General Partner is $39,129 (2000 - $143,782).

Net income and proceeds of disposition, net of applicable management fees, are allocated at the end of each fiscal period 99.99% to the limited partners and 0.01% to the General Partner. The loss for each fiscal period is allocated at the end of each fiscal period 100% to the limited partners. Under the terms of the limited partnership agreement, the General Partner cannot request additional capital contributions from the limited partners.

In the opinion of the General Partner, all revenues, costs, and expenses in the financial statements have been allocated in accordance with the terms of the limited partnership agreement.

4. Agency agreement to sell Partnership units

The General Partner and the Partnership entered into an agency agreement dated March 31, 1994, with Equion Securities Canada Limited and Fortune Financial Corporation (collectively, the "Agents") and Petro Assets Inc., the sole shareholder of the General Partner, pursuant to which the Agents were appointed to act as the sole and exclusive agents of the Partnership. Petro Assets Inc. is wholly owned by an officer and director of the General Partner. The Partnership has agreed to pay to the Agents an investor services fee equal to 2.5% of the Gross Cash Flow, payable at the same time and in the same manner as quarterly management fees are payable to the General Partner. The portion of the investor services fee relating to net proceeds of disposition has been included as part of the net proceeds of disposition of the oil and gas properties sold. During 2001, the investor services fee incurred was $65,519 (2000 - $113,197, 1999 - $56,366, 1998 - $34,016, 1997 - $47,901). As at December 31, 2001, the investor services fee payable, included in accounts payable and accrued liabilities, is $29,983 (2000 - $56,418).

5. Related party transactions

(a) Management agreement

On March 31, 1994, the General Partner entered into an agreement with NCE Management Services Inc. ("NMSI") to provide oil and gas investment, consulting, administrative and management services to the Partnership on behalf of the General Partner on a year-to-year basis unless terminated by either NMSI or the General Partner. The Partnership may unilaterally terminate the management agreement if the General Partner is removed as general partner of the Partnership. An officer and director of the General Partner is the sole beneficial shareholder of NMSI. The Partnership incurred $266,895 (2000 - $364,036, 1999 - $546,461, 1998 - $493,187, 1997 - $268,256) for accounting and administrative services provided by NMSI which are reflected in the accompanying statement of operations and partners' capital as general and administrative expenses. As at December 31, 2001, the receivable from NMSI is $61,537 (2000 - $46,592 payable).

(b) Oil and gas properties

In the normal course of operations, the Partnership entered into various farmout agreements with other affiliated limited partnerships, the general partners of which have common officers, directors, and shareholders with the General Partner. The farmout agreements were completed in accordance with normal industry standards and were reviewed and evaluated by an independent engineering firm.

The Partnership is a joint owner in certain oil and gas properties with affiliated limited partnerships and, as such, funds are advanced to and from the affiliates in the normal course of business.

6. Bank loan

The bank loan is repayable on demand or at $17,500 per month plus interest at Royal Bank of Canada prime plus 0.375% and is secured by a general assignment of the assets of the Partnership.

7. Financial instruments

The Partnership's financial instruments consist of cash, accounts receivable and current liabilities. As at December 31, 2001, the carrying value of these financial instruments approximated their fair value due to their short-term nature and as a floating rate of interest is applied to the bank loan.

The carrying value of the current assets reflects the General Partner's best estimate of the credit risk associated with the Partnership's counterparties.

EXHIBIT J

AUDITORS' REPORT

To the Partners of
NCE Oil & Gas (1994) Fund:

We have audited the balance sheet of NCE Oil & Gas (1994) Fund (an Ontario limited partnership) as at December 31, 2001 and 2000 and the statements of operations and partners' capital and cash flows for each of the years in the five-year period ended December 31, 2001. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the limited partnership as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the five-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta.
March 5, 2002

Arthur Andersen LLP
Chartered Accountants

NCE OIL & GAS (1994) FUND
(an Ontario limited partnership)

BALANCE SHEET - As at December 31, 2001 and 2000

		2001		2000
ASSETS				
Current assets				
Cash and cash equivalents	$	217,360	$	1,611,447
Accounts receivable				
Trade		182,701		377,593
Due from affiliates (Note 5)		61,537		-
Drilling advances		6,887		7,712
TOTAL CURRENT ASSETS		468,485		1,996,752
Oil and gas properties, at cost less accumulated depletion and depreciation of $16,275,751 (2000 - $15,224,808) (Notes 3, 4 and 5)		4,882,315		5,913,204
	$	5,350,800	$	7,909,956
LIABILITIES AND PARTNERS' CAPITAL				
Current liabilities				
Bank loan (Note 6)	$	580,370	$	799,760
Accounts payable and accrued liabilities (Note 4)		69,527		245,203
Payable to affiliates (Notes 3 and 5)		39,129		190,374
TOTAL CURRENT LIABILITIES		689,026		1,235,337
Site reclamation and abandonment		526,622		460,766
Partners' capital (Note 3)				
10,036 units outstanding		4,135,152		6,213,853
	$	5,350,800	$	7,909,956

Approved on behalf of NCE Oil & Gas (1994) Fund by the Board of Directors of the General Partner, NCE Oil & Gas Management (94) Corp.:

John F. Driscoll, Director

John Nestor, Director

The accompanying notes to financial statements are an integral part of this balance sheet.

NCE OIL & GAS (1994) FUND
(an Ontario limited partnership)

STATEMENT OF OPERATIONS AND PARTNERS' CAPITAL
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
Revenues					
Oil and gas	$4,672,827	$6,357,136	$4,520,397	$3,331,835	$3,788,754
Interest	51,359	65,268	20,500	10,998	11,780
	4,724,186	6,422,404	4,540,897	3,342,833	3,800,534
Expenses					
Depletion and depreciation	1,050,943	1,112,791	1,199,572	1,847,738	3,507,589
Site reclamation and abandonment provision	102,697	94,667	96,282	119,768	76,727
Lease operating	1,286,843	1,461,141	1,428,419	1,639,087	1,213,216
General and administrative (Note 5)	400,535	463,376	644,792	581,600	382,469
Management fees to General Partner (Note 3)	194,321	302,081	153,835	51,109	143,704
Investor services fee (Note 4)	64,774	100,694	51,278	17,036	47,901
Interest	39,634	65,381	46,812	69,330	28,735
	3,139,747	3,600,131	3,620,990	4,325,668	5,400,341
Net income (loss)	1,584,439	2,822,273	919,907	(982,835)	(1,599,807)
Partners' capital, beginning of year	6,213,853	6,251,840	6,134,813	7,871,948	11,881,075
Initial capital contribution	-	-	-	(1,340)	-
Cash distributions	(3,663,140)	(2,860,260)	(802,880)	(752,960)	(2,409,320)
Partners' capital, end of year	$4,135,152	$6,213,853	$6,251,840	$6,134,813	$7,871,948

The accompanying notes to financial statements are an integral part of this statement.

NCE OIL & GAS (1994) FUND
(an Ontario limited partnership)

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
CASH PROVIDED BY (USED IN):					
Operating activities					
Net income (loss)	$1,584,439	$2,822,273	$919,907	$(982,835)	$(1,599,807)
Add items not affecting cash:					
Depletion and depreciation	1,050,943	1,112,791	1,199,572	1,847,738	3,507,589
Site reclamation and abandonment provision	102,697	94,667	96,282	119,768	76,727
Cash flow from operations	2,738,079	4,029,731	2,215,761	984,671	1,984,509
Change in non-cash working capital	(192,741)	452,365	(264,905)	228,335	(396,532)
Cash provided by operating activities	2,545,338	4,482,096	1,950,856	1,213,006	1,587,977
Financing activities					
Bank loan	(219,390)	277,380	(368,760)	(171,360)	1,062,500
Initial capital contributions	-	-	-	(1,340)	-
Cash distributions	(3,663,140)	(2,860,260)	(802,880)	(752,960)	(2,409,320)
Cash used in financing activities	(3,882,530)	(2,582,880)	(1,171,640)	(925,660)	(1,346,820)
Investing activities					
Additions to oil and gas properties	(199,951)	(912,598)	(807,527)	(939,328)	(1,599,445)
Proceeds on disposition of oil & gas properties	179,897	450,119	183,173	679,180	-
Site reclamation and abandonment costs incurred	(36,841)	(22,136)	(979)	-	-
Cash used in investing activities	(56,895)	(484,615)	(625,333)	(260,148)	(1,599,445)
Change in cash and cash equivalents	(1,394,087)	1,414,601	153,883	27,198	(1,358,288)
Cash and cash equivalents, beginning of year	1,611,447	196,846	42,963	15,765	1,374,053
Cash and cash equivalents, end of year	$217,360	$1,611,447	$196,846	$42,963	$15,765
Interest paid during the year	$39,634	$65,381	$46,812	$69,330	$28,735
Cash and cash equivalents are comprised of					
Cash	$217,360	$217,994	$93,990	$42,963	$15,765
Short-term investments	-	1,393,453	99,856	-	-
	$217,360	$1,611,447	$196,846	$42,963	$15,765

The accompanying notes to financial statements are an integral part of this statement.

NCE OIL & GAS (1994) FUND
(an Ontario limited partnership)

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

1. Organization

NCE Oil & Gas (1994) Fund, an Ontario limited partnership (the "Partnership"), was formed pursuant to an agreement dated May 4, 1992 to acquire, explore and develop oil and gas properties. The date of the initial closing of the sale of limited partnership units was June 3, 1994. NCE Oil & Gas Management (94) Corp. (the "General Partner") manages and controls the Partnership's affairs. The Partnership will be dissolved no later than December 31, 2005, as provided for in the limited partnership agreement.

2. Summary of significant accounting policies

The financial statements have been prepared by the management of the General Partner following Canadian generally accepted accounting principles. The preparation of financial statements requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these financial statements.

(a) Oil and gas properties
Oil and gas properties are accounted for using the full cost method of accounting whereby all costs of acquiring, exploring and developing oil and gas properties are capitalized. General and administrative costs and interest are not capitalized. The provision for depletion and depreciation and the provision for site reclamation and abandonment costs are computed using the unit-of-production method based on the estimated gross proven oil and gas reserves. Proceeds on sale or disposition of oil and gas properties are credited to the full cost pool unless this results in a change in the depletion and depreciation rate by 20% or more, in which case a gain or loss is recognized in the statement of operations and partners' capital. The annual charge for site reclamation and abandonment costs is accumulated as a long-term liability, which is reduced as actual expenditures are made.

For purposes of determining the ceiling limitation of capitalized costs, the net book value of the oil and gas properties, net of accumulated site reclamation and abandonment costs, is compared to the undiscounted future net revenue from the production of proven reserves, net of interest and production related general and administrative costs. Future net revenue, net of site reclamation and abandonment costs, is calculated using year-end oil and gas prices and costs. In 1997, future net revenue, net of site reclamation and abandonment costs, was calculated using 1997 average oil and gas prices and year-end costs. On this basis, a writedown of $1,787,000 was included in depletion and depreciation in 1997. If year-end oil and gas prices and costs had been used, the writedown would have been $1,478,000.

(b) Joint ventures
Substantially all of the Partnership's operations are conducted jointly with others, and accordingly the financial statements reflect only the Partnership's proportionate interest in such activities.

(c) Income Taxes
No income taxes have been reflected in these financial statements as the net income or loss of the Partnership is included in the individual income tax returns of the respective partners. The Alberta Royalty Credit is claimed by the individual partners and accordingly it is not reflected in the accompanying financial statements.

(d) Cash and cash equivalents
The General Partner considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3. Limited partnership agreement

Under the terms of the limited partnership agreement, the General Partner is paid a recurring management fee at the end of each quarter of 7.5% of the Gross Cash Flow in the immediately preceding quarter, reduced in each case for Net Cash Flow received by the General Partner in respect of such quarter from its 0.01% interest in the Partnership. Should any of the Partnership's interests in oil and gas properties be sold, net proceeds of disposition will be included in Gross Cash Flow subject to the management fee. The portion of the management fee relating to net proceeds of disposition has been included as part of the net proceeds of disposition of the oil and gas properties sold. During 2001, the management fee incurred was $196,556 (2000 - $339,591, 1999 - $169,099, 1998 - $102,048, 1997 - $143,704). As at December 31, 2001, the payable to the General Partner is $39,129 (2000 - $143,782).

Net income and proceeds of disposition, net of applicable management fees, are allocated at the end of each fiscal period 99.99% to the limited partners and 0.01% to the General Partner. The loss for each fiscal period is allocated at the end of each fiscal period 100% to the limited partners. Under the terms of the limited partnership agreement, the General Partner cannot request additional capital contributions from the limited partners.

In the opinion of the General Partner, all revenues, costs, and expenses in the financial statements have been allocated in accordance with the terms of the limited partnership agreement.

4. Agency agreement to sell Partnership units

The General Partner and the Partnership entered into an agency agreement dated March 31, 1994, with Equion Securities Canada Limited and Fortune Financial Corporation (collectively, the "Agents") and Petro Assets Inc., the sole shareholder of the General Partner, pursuant to which the Agents were appointed to act as the sole and exclusive agents of the Partnership. Petro Assets Inc. is wholly owned by an officer and director of the General Partner. The Partnership has agreed to pay to the Agents an investor services fee equal to 2.5% of the Gross Cash Flow, payable at the same time and in the same manner as quarterly management fees are payable to the General Partner. The portion of the investor services fee relating to net proceeds of disposition has been included as part of the net proceeds of disposition of the oil and gas properties sold. During 2001, the investor services fee incurred was $65,519 (2000 - $113,197, 1999 - $56,366, 1998 - $34,016, 1997 - $47,901). As at December 31, 2001, the investor services fee payable, included in accounts payable and accrued liabilities, is $29,983 (2000 - $56,418).

5. Related party transactions

(a) Management agreement

On March 31, 1994, the General Partner entered into an agreement with NCE Management Services Inc. ("NMSI") to provide oil and gas investment, consulting, administrative and management services to the Partnership on behalf of the General Partner on a year-to-year basis unless terminated by either NMSI or the General Partner. The Partnership may unilaterally terminate the management agreement if the General Partner is removed as general partner of the Partnership. An officer and director of the General Partner is the sole beneficial shareholder of NMSI. The Partnership incurred $266,895 (2000 - $364,036, 1999 - $546,461, 1998 - $493,187, 1997 - $268,256) for accounting and administrative services provided by NMSI which are reflected in the accompanying statement of operations and partners' capital as general and administrative expenses. As at December 31, 2001, the receivable from NMSI is $61,537 (2000 - $46,592 payable).

(b) Oil and gas properties

In the normal course of operations, the Partnership entered into various farmout agreements with other affiliated limited partnerships, the general partners of which have common officers, directors, and shareholders with the General Partner. The farmout agreements were completed in accordance with normal industry standards and were reviewed and evaluated by an independent engineering firm.

The Partnership is a joint owner in certain oil and gas properties with affiliated limited partnerships and, as such, funds are advanced to and from the affiliates in the normal course of business.

6. Bank loan

The bank loan is repayable on demand or at $17,500 per month plus interest at Royal Bank of Canada prime plus 0.375% and is secured by a general assignment of the assets of the Partnership.

7. Financial instruments

The Partnership's financial instruments consist of cash, accounts receivable and current liabilities. As at December 31, 2001, the carrying value of these financial instruments approximated their fair value due to their short-term nature and as a floating rate of interest is applied to the bank loan.

The carrying value of the current assets reflects the General Partner's best estimate of the credit risk associated with the Partnership's counterparties.

EXHIBIT K

AUDITORS' REPORT

To the Partners of
NCE Energy Assets (1995) Fund:

We have audited the balance sheet of NCE Energy Assets (1995) Fund (an Ontario limited partnership) as at December 31, 2001 and 2000 and the statements of operations and partners' capital and cash flows for each of the years in the five-year period ended December 31, 2001. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the limited partnership as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the five-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
March 5, 2002

Arthur Andersen LLP
Chartered Accountants

NCE ENERGY ASSETS (1995) Fund
(an Ontario limited partnership)

BALANCE SHEET
As at December 31, 2001 and 2000

		2001		2000
ASSETS				
Current assets				
Cash and cash equivalents	$	121,884	$	307,910
Accounts receivable				
Trade		74,543		247,360
Due from affiliates (Note 5)		15,928		-
Drilling advances		19,290		20,236
TOTAL CURRENT ASSETS		231,645		575,506
Oil and gas properties, at cost less accumulated depletion and depreciation of $5,879,796 (2000 - $5,500,328) (Notes 3, 4 and 5)		1,934,757		2,302,720
	$	2,166,402	$	2,878,226
LIABILITIES AND PARTNERS' CAPITAL				
Current liabilities				
Bank loan (Note 6)	$	341,208	$	449,029
Accounts payable and accrued liabilities (Note 4)		36,318		23,222
Payable to affiliates (Notes 3 and 5)		840		62,324
TOTAL CURRENT LIABILITIES		378,366		534,575
Site reclamation and abandonment		213,633		172,860
Partners' capital (Note 3)				
9,159 units outstanding		1,574,403		2,170,791
	$	2,166,402	$	2,878,226

Approved on behalf of NCE Energy Assets (1995) Fund by the Board of Directors of the General Partner, NCE Energy Assets (95) Management Corp.:

John F. Driscoll, Director

John Nestor, Director

The accompanying notes to financial statements are an integral part of this balance sheet.

NCE ENERGY ASSETS (1995) FUND
(an Ontario limited partnership)

STATEMENT OF OPERATIONS AND PARTNERS' CAPITAL
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
Revenues					
Oil and gas	$ 1,593,376	$ 2,108,753	$ 1,335,991	$ 1,271,911	$ 1,922,218
Interest	13,376	19,016	7,651	7,701	7,369
	1,606,752	2,127,769	1,343,642	1,279,612	1,929,587
Expenses					
Depletion and depreciation	379,468	403,483	455,133	3,438,560	758,975
Site reclamation and abandonment provision	41,773	41,408	54,410	42,758	33,489
Lease operating	588,458	630,634	591,130	713,399	588,764
General and administrative (Note 5)	145,468	159,462	170,175	211,612	194,212
Project sourcing and evaluation costs (Note 5)	-	1,971	4,059	7,381	6,106
Management fees to General Partner (Note 3)	48,227	81,590	35,720	18,696	84,492
Investor services fee (Note 4)	16,076	27,197	11,907	6,232	28,164
Interest	21,975	35,203	10,254	14,715	3,454
	1,241,445	1,380,948	1,332,788	4,453,353	1,697,656
Net income (loss)	365,307	746,821	10,854	(3,173,741)	231,931
Partners' capital, beginning of year	2,170,791	2,385,665	2,695,736	6,235,837	6,920,556
Issue costs		-	-	-	(750)
Cash distributions	(961,695)	(961,695)	(320,925)	(366,360)	(915,900)
Partners' capital, end of year	$ 1,574,403	$ 2,170,791	$ 2,385,665	$ 2,695,736	$ 6,235,837

The accompanying notes to financial statements are an integral part of this statement.

NCE ENERGY ASSETS (1995) FUND
(an Ontario limited partnership)

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
CASH PROVIDED BY (USED IN):					
Operating activities					
Net income (loss)	$ 365,307	$ 746,821	$ 10,854	$ (3,173,741)	$ 231,931
Add items not affecting cash:					
Depletion and depreciation	379,468	403,483	455,133	3,438,560	758,975
Site reclamation and abandonment Provision	41,773	41,408	54,410	42,758	33,489
Cash flow from operations	786,548	1,191,712	520,397	307,577	1,024,395
Change in non-cash working capital	109,447	(162,606)	30,875	205,298	852,210
Cash provided by operating activities	895,995	1,029,106	551,272	512,875	1,876,605
Financing activities					
Bank loan	(107,821)	345,029	(88,800)	9,400	183,400
Issue costs	-	-	-	-	(750)
Cash distributions	(961,695)	(961,695)	(320,925)	(366,360)	(915,900)
Cash used in financing activities	(1,069,516)	(616,666)	(409,725)	(356,960)	(733,250)
Investing activities					
Additions to oil & gas properties	(15,707)	(250,823)	(345,483)	(282,102)	(861,288)
Proceeds on disposition of oil & gas properties	4,202	132,214	31,042	89,301	4,906
Site reclamation and abandonment costs incurred	(1,000)	(9,633)	(7,013)	-	-
Cash used in investing activities	(12,505)	(128,242)	(321,454)	(192,801)	(856,382)
Change in cash and cash equivalents	(186,026)	284,198	(179,907)	(36,886)	286,973
Cash and cash equivalents, beginning of year	307,910	23,712	203,619	240,505	(46,468)
Cash and cash equivalents, end of year	$ 121,884	$ 307,910	$ 23,712	$ 203,619	$ 240,505
Interest paid during the year	$ 21,975	$ 35,203	$ 10,254	$ 14,715	$ 3,454
Cash and cash equivalents are comprised of:					
Cash	$ 121,884	$ 108,866	$ 23,712	$ 203,619	$ 240,505
Short-term investments	-	199,044	-	-	-
	$ 121,884	$ 307,910	$ 23,712	$ 203,619	$ 240,505

The accompanying notes to financial statements are an integral part of this statement.

NCE ENERGY ASSETS (1995) FUND
(an Ontario limited partnership)

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

1. Organization

NCE Energy Assets (1995) Fund, an Ontario limited partnership (the "Partnership"), was formed pursuant to an agreement dated August 2, 1994 to acquire, explore and develop oil and gas properties. The date of the initial closing of the sale of limited partnership units was May 26, 1995. NCE Energy Assets (95) Management Corp. (the "General Partner") manages and controls the Partnership's affairs. The Partnership will be dissolved no later than December 31, 2006, as provided for in the limited partnership agreement.

2. Summary of significant accounting policies

The financial statements have been prepared by the management of the General Partner following Canadian generally accepted accounting principles. The preparation of financial statements requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these financial statements.

(a) *Oil and gas properties*

Oil and gas properties are accounted for using the full cost method of accounting whereby all costs of acquiring, exploring and developing oil and gas properties are capitalized. General and administrative costs, including project sourcing and evaluation costs, and interest are not capitalized. The provision for depletion and depreciation and the provision for site reclamation and abandonment costs are computed using the unit-of-production method based on the estimated gross proven oil and gas reserves. Proceeds on sale or disposition of oil and gas properties are credited to the full cost pool unless this results in a change in the depletion and depreciation rate by 20% or more, in which case a gain or loss is recognized in the statement of operations and partners' capital. The annual charge for site reclamation and abandonment costs is accumulated as a long-term liability, which is reduced as actual expenditures are made.

For purposes of determining the ceiling limitation of capitalized costs, the net book value of the oil and gas properties, net of accumulated site reclamation and abandonment costs, is compared to the undiscounted future net revenue from the production of proven reserves, net of interest and production-related general and administrative costs. Future net revenue, net of site reclamation and abandonment costs, is calculated using year-end oil and gas prices and costs. On this basis, a writedown of $2,516,500 was included in depletion and depreciation in 1998.

(b) *Joint venture*

Substantially all of the Partnership's operations are conducted jointly with others, and accordingly the financial statements reflect only the Partnership's proportionate interest in such activities.

(c) *Income taxes*

No income taxes have been reflected in these financial statements as the net income or loss of the Partnership is included in the individual income tax returns of the respective partners. The Alberta Royalty Credit is claimed by the individual partners and accordingly it is not reflected in the accompanying financial statements.

(d) *Cash and cash equivalents*

The General Partner considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3. **Limited partnership agreement**

Under the terms of the limited partnership agreement, the General Partner is paid a recurring management fee at the end of each quarter of 7.5% of the Gross Cash Flow in the immediately preceding quarter, reduced in each case for Net Cash Flow received by the General Partner in respect of such quarter from its 0.01% interest in the Partnership. Should any of the Partnership's interests in oil and gas properties be sold, net proceeds on disposition will be included in Gross Cash Flow subject to the management fee. The portion of the management fee relating to net proceeds on disposition is included as part of the net proceeds of disposition on the oil and gas properties sold. During 2001, the total management fee incurred was $48,610 (2000 – $92,608, 1999 - $38,307, 1998 - $25,394, 1997 - $84,492). As at December 31, 2001, the payable to the General Partner is $840 (2000 - $40,144).

Net income and proceeds of disposition, net of applicable management fees, are allocated at the end of each fiscal period 99.99% to the limited partners and 0.01% to the General Partner. The loss for each fiscal period is allocated at the end of each fiscal period 100% to the limited partners. Under the terms of the limited partnership agreement, the General Partner cannot request additional capital contributions from the limited partners.

In the opinion of the General Partner, all revenues, costs and expenses in the financial statements have been allocated in accordance with the terms of the limited partnership agreement.

4. **Agency agreement to sell Partnership units**

The General Partner and the Partnership entered into an agency agreement dated March 27, 1995, with F.C.G. Securities Corporation ("the Agent") and Petro Assets Inc., the sole shareholder of the General Partner, pursuant to which the Agent was appointed to act as the sole and exclusive agent of the Partnership. Petro Assets Inc. is wholly owned by an officer and director of the General Partner. The Partnership has agreed to pay to the Agent an investor services fee equal to 2.5% of the Gross Cash Flow, payable at the same time and in the same manner as quarterly fees are paid to the General Partner. The portion of the investor services fee relating to net proceeds on disposition is included as part of the net proceeds on disposition of the oil and gas properties sold. During 2001, the total investor services fee incurred was $16,204 (2000 - $30,870, 1999 - $12,769, 1998 - $8,465, 1997 - $28,164). As at December 31, 2001, the investor services fee payable, included in accounts payable and accrued liabilities, is $1,194 (2000 - $12,507).

5. **Related party transactions**

(a) *Management agreement*

On March 27, 1995, the General Partner entered into an agreement with NCE Management Services Inc. ("NMSI") to provide oil and gas investment, consulting, administrative and management services to the Partnership on behalf of the General Partner on a year-to-year basis unless terminated by either NMSI or the General Partner. The Partnership may unilaterally terminate the management agreement if the General Partner is removed as general partner of the Partnership. An officer and director of the General Partner is the sole beneficial shareholder of NMSI. During 2001, the Partnership incurred $92,831 (2000 - $112,607, 1999 - $124,385, 1998 - $165,415, 1997 - $139,298) for accounting and administrative services and $nil (2000 - $1,971, 1999 - $3,046, 1998 - $4,847, 1997 - $6,106) for project sourcing and evaluation costs, provided by NMSI, which are reflected in the accompanying statement of operations and partners' capital as general and administrative expenses and project sourcing and evaluation costs, respectively. As at December 31, 2001, the receivable from NMSI is $15,928 (2000 – $22,180 payable).

(b) *Oil and gas properties*

In the normal course of operations, the Partnership entered into various farmout agreements with affiliated limited partnerships, the general partners of which have common officers, directors, and shareholders with the General Partner. The farmout agreements were completed in accordance with normal industry standards and were reviewed and evaluated by an independent engineering firm.

The Partnership is a joint owner in certain oil and gas properties with affiliated limited partnerships and, as such, funds are advanced to and from the affiliates in the normal course of business.

Oil and gas properties were purchased from affiliated limited partnerships in 1999 for $105,000, based on an evaluation by independent petroleum consultants.

6. **Bank loan**

The bank loan at December 31, 2001 is repayable on demand or at $10,250 per month plus interest at Royal Bank of Canada prime plus 0.375% and is secured by a general assignment of the assets of the partnership.

7. **Financial instruments**

The Partnership's financial instruments consist of cash, accounts receivable and current liabilities. As at December 31, 2001, the carrying value of these financial instruments approximated their fair value due to their short-term nature and as a floating rate of interest is applied to the bank loan.

The carrying value of the current assets reflects the General Partner's best estimate of the credit risk associated with the Partnership's counterparties.

EXHIBIT L

AUDITORS' REPORT

To the Partners of
NCE Oil & Gas (1995) Fund:

We have audited the balance sheet of NCE Oil & Gas (1995) Fund (an Ontario limited partnership) as at December 31, 2001 and 2000 and the statements of operations and partners' capital and cash flows for each of the years in the five-year period ended December 31, 2001. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the limited partnership as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the five-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta.
March 5, 2002

Arthur Andersen LLP
Chartered Accountants

NCE OIL & GAS (1995) FUND
(an Ontario limited partnership)

BALANCE SHEET
As at December 31, 2001 and 2000

		2001		2000
ASSETS				
Current assets				
Cash and cash equivalents	$	348,635	$	1,120,945
Accounts receivable				
Trade		125,325		1,001,323
Due from affiliates (Note 5)		76,099		-
Drilling advances		32,143		39,003
TOTAL CURRENT ASSETS		582,202		2,161,271
Oil and gas properties, at cost less accumulated depletion and depreciation of $29,398,771 (2000 – $27,844,937) (Notes 3, 4 and 5)		7,610,223		9,150,343
	$	8,192,425	$	11,311,614
LIABILITIES AND PARTNERS' CAPITAL				
Current liabilities				
Bank loan (Note 6)	$	955,404	$	1,407,805
Accounts payable and accrued liabilities (Note 4)		197,981		115,804
Payable to affiliates (Notes 3 and 5)		50,409		196,453
TOTAL CURRENT LIABILITIES		1,203,794		1,720,062
Site reclamation and abandonment		611,472		488,196
Partners' capital (Note 3)				
17,716 units outstanding		6,377,159		9,103,356
	$	8,192,425	$	11,311,614

Approved on behalf of NCE Oil & Gas (1995) Fund by the Board of Directors of the General Partner, NCE Oil & Gas Management (95) Corp.:

John F. Driscoll, Director

John Nestor, Director

The accompanying notes to financial statements are an integral part of this balance sheet.

NCE OIL & GAS (1995) FUND
(an Ontario limited partnership)

STATEMENT OF OPERATIONS AND PARTNERS' CAPITAL
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
Revenues					
Oil and gas	$ 6,230,799	$ 7,947,924	$ 5,919,405	$ 5,146,306	$ 9,218,289
Interest	55,144	71,593	16,417	3,817	55,172
	6,285,943	8,019,517	5,935,822	5,150,123	9,273,461
Expenses					
Depletion and depreciation	1,553,834	1,575,667	1,722,513	14,826,851	8,300,726
Site reclamation and abandonment provision	156,077	135,078	156,979	118,276	98,277
Lease operating	2,084,291	2,132,510	2,358,034	2,706,521	2,454,679
General and administrative (Note 5)	504,497	565,735	743,824	886,838	916,869
Project sourcing and evaluation costs (Note 5)	-	1,679	10,269	44,712	46,107
Management fees to General Partner (Note 3)	226,811	339,701	147,230	52,455	458,582
Investor services fee (Note 4)	75,604	113,234	49,077	17,485	153,901
Interest	70,606	125,956	151,581	132,902	11,316
	4,671,720	4,989,560	5,339,507	18,786,040	12,440,457
Net income (loss)	1,614,223	3,029,957	596,315	(13,635,917)	(3,166,996)
Partners' capital, beginning of year	9,103,356	9,350,859	9,374,604	25,703,353	34,272,979
Issue costs	-	-	-	-	750
Cash distributions	(4,340,420)	(3,277,460)	(620,060)	(2,692,832)	(5,403,380)
Partners' capital, end of year	$ 6,377,159	$ 9,103,356	$ 9,350,859	$ 9,374,604	$ 25,703,353

The accompanying notes to financial statements are an integral part of this statement.

NCE OIL & GAS (1995) FUND
(an Ontario limited partnership)

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
CASH PROVIDED BY (USED IN):					
Operating activities					
Net income (loss)	$ 1,614,223	$ 3,029,957	$ 596,315	$ (13,635,917)	$ (3,166,996)
Add items not affecting cash:					
Depletion and depreciation	1,553,834	1,575,667	1,722,513	14,826,851	8,300,726
Site reclamation and abandonment provision	156,077	135,078	156,979	118,276	98,277
Cash flow from operations	3,324,134	4,740,702	2,475,807	1,309,210	5,232,007
Change in non-cash working capital	742,892	(389,584)	(320,260)	2,064,841	731,322
Cash provided by operating activities	4,067,026	4,351,118	2,155,547	3,374,051	5,963,329
Financing activities					
Bank loan	(452,401)	(625,740)	(200,395)	1,775,540	458,400
Issue costs	-	-	-	-	750
Cash distributions	(4,340,420)	(3,277,460)	(620,060)	(2,692,832)	(5,403,380)
Cash used in financing activities	(4,792,821)	(3,903,200)	(820,455)	(917,292)	(4,944,230)
Investing activities					
Additions to oil & gas properties	(183,448)	(683,499)	(341,704)	(2,773,542)	(6,900,232)
Proceeds on disposition of oil & gas properties	169,734	486,045	160,419	258,079	280,141
Site reclamation and abandonment costs incurred	(32,801)	(40,236)	(18,928)	-	-
Cash used in investing activities	(46,515)	(237,690)	(200,213)	(2,515,463)	(6,620,091)
Change in cash and cash equivalents	(772,310)	210,228	1,134,879	(58,704)	(5,600,992)
Cash and cash equivalents (bank overdraft), beginning of year	1,120,945	910,717	(224,162)	(165,458)	5,435,534
Cash and cash equivalents, (bank overdraft), end of year	$ 348,635	$ 1,120,945	$ 910,717	$ (224,162)	$ (165,458)
Interest paid during the year	$ 70,606	$ 125,956	$ 151,581	$ 132,902	$ 11,316
Cash and cash equivalents are comprised of:					
Cash	$ 348,635	$ 225,247	$ 61,941	$ (224,162)	$ (175,938)
Short-term investments	-	895,698	848,776	-	10,480
	$ 348,635	$ 1,120,945	$ 910,717	$ (224,162)	$ (165,458)

The accompanying notes to financial statements are an integral part of this statement.

NCE OIL & GAS (1995) FUND
(an Ontario limited partnership)

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

1. Organization

NCE Oil & Gas (1995) Fund, an Ontario limited partnership (the "Partnership"), was formed pursuant to an agreement dated August 2, 1994 to acquire, explore and develop oil and gas properties. The date of the initial closing of the sale of limited partnership units was May 23, 1995. NCE Oil & Gas Management (95) Corp. (the "General Partner") manages and controls the Partnership's affairs. The Partnership will be dissolved no later than December 31, 2006, as provided for in the limited partnership agreement.

2. Summary of significant accounting policies

The financial statements have been prepared by the management of the General Partner following Canadian generally accepted accounting principles. The preparation of financial statements requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these financial statements.

(a) Oil and gas properties

Oil and gas properties are accounted for using the full cost method of accounting whereby all costs of acquiring, exploring and developing oil and gas properties are capitalized. General and administrative costs, including project sourcing and evaluation costs, and interest are not capitalized. The provision for depletion and depreciation and the provision for site reclamation and abandonment costs are computed using the unit-of-production method based on the estimated gross proven oil and gas reserves. Proceeds on sale or disposition of oil and gas properties are credited to the full cost pool unless this results in a change in the depletion and depreciation rate by 20% or more, in which case a gain or loss is recognized in the statement of operations and partners' capital. The annual charge for site reclamation and abandonment costs is accumulated as a long-term liability, which is reduced as actual expenditures are made.

For purposes of determining the ceiling limitation of capitalized costs, the net book value of the oil and gas properties, net of accumulated site reclamation and abandonment costs, is compared to the undiscounted future net revenue from the production of proven reserves, net of interest and production-related general and administrative costs. Future net revenue, net of site reclamation and abandonment costs, is calculated using year-end oil and gas prices and costs. On this basis, a writedown of $11,211,200 was included in depletion and depreciation in 1998. In 1997, future net revenue, net of site reclamation and abandonment costs, was calculated using 1997 average oil and gas prices and year-end costs. On this basis, a writedown of $4,595,000 was included in depletion and depreciation in 1997. If year-end oil and gas prices and costs had been used, the writedown would have been $3,752,000.

(b) Joint ventures

Substantially all of the Partnership's operations are conducted jointly with others, and accordingly the financial statements reflect only the Partnership's proportionate interest in such activities.

(c) Income taxes

No income taxes have been reflected in these financial statements as the net income or loss of the Partnership is included in the individual income tax returns of the respective partners. The Alberta Royalty Credit is claimed by the individual partners and accordingly it is not reflected in the accompanying financial statements.

(d) Cash and cash equivalents

The General Partner considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3. **Limited partnership agreement**

Under the terms of the limited partnership agreement, the General Partner is paid a recurring management fee at the end of each quarter of 7.5% of the Gross Cash Flow in the immediately preceding quarter, reduced in each case for Net Cash Flow received by the General Partner in respect of such quarter from its 0.01% interest in the Partnership. Should any of the Partnership's interests in oil and gas properties be sold, net proceeds of disposition will be included in Gross Cash Flow subject to the management fee. The portion of the management fee relating to net proceeds of disposition has been included as part of the net proceeds of disposition of the oil and gas properties sold. During 2001, the management fee incurred was $228,315 (2000 - $380,205, 1999 - $160,598, 1998 - $71,811, 1997 - $458,582). As at December 31, 2001, the payable to the General Partner is $50,409 (2000 - $169,278).

Net income and proceeds of disposition, net of applicable management fees, are allocated at the end of each fiscal period 99.99% to the limited partners and 0.01% to the General Partner. The loss for each fiscal period is allocated at the end of each fiscal period 100% to the limited partners. Under the terms of the limited partnership agreement, the General Partner cannot request additional capital contributions from the limited partners.

In the opinion of the General Partner, all revenues, costs, and expenses in the financial statements have been allocated in accordance with the terms of the limited partnership agreement.

4. **Agency agreement to sell Partnership units**

The General Partner and the Partnership entered into an agency agreement dated March 20, 1995, with Equion Securities Canada Limited and Fortune Financial Corporation (collectively, the "Agents") and Petro Assets Inc., the sole shareholder of the General Partner, pursuant to which the Agents were appointed to act as the sole and exclusive agents of the Partnership. Petro Assets Inc. is wholly owned by an officer and director of the General Partner. The Partnership has agreed to pay to the Agents an investor services fee equal to 2.5% of the Gross Cash Flow, payable at the same time and in the same manner as quarterly management fees are payable to the General Partner. The portion of the investor services fee relating to net proceeds of disposition has been included as part of the net proceeds of disposition of the oil and gas properties sold. During 2001, the investor services fee incurred was $76,105 (2000 - $126,735, 1999 - $53,533, 1998 - $23,937, 1997 - $153,901). As at December 31, 2001, the investor services fee payable, included in accounts payable and accrued liabilities, is $21,138 (2000 - $53,529).

5. **Related party transactions**

(a) *Management agreement*

On March 20, 1995, the General Partner entered into an agreement with NCE Management Services Inc. ("NMSI") to provide oil and gas investment, consulting, administrative and management services to the Partnership on behalf of the General Partner on a year-to-year basis unless terminated by either NMSI or the General Partner. The Partnership may unilaterally terminate the management agreement if the General Partner is removed as general partner of the Partnership. An officer and director of the General Partner is the sole beneficial shareholder of NMSI. The Partnership incurred $358,312 (2000 - $442,822, 1999 - $595,911, 1998 - $731,706, 1997 - $728,816) for accounting and administrative services and $nil (2000 - $1,679, 1999 - $8,061, 1998 - $29,818, 1997 - $23,952) for project sourcing and evaluation costs, provided by NMSI, which are reflected in the accompanying statement of operations and partners' capital as general and administrative expenses and project sourcing and evaluation costs, respectively. As at December 31, 2001, the receivable from NMSI was $76,099 (2000 - $27,175 payable).

(b) *Oil and gas properties*

In the normal course of operations, the Partnership entered into various farmout agreements with affiliated limited partnerships, the general partners of which have common officers, directors, and shareholders with the General Partner. The farmout agreements were completed in accordance with normal industry standards and were reviewed and evaluated by an independent engineering firm.

The Partnership is a joint owner in certain oil and gas properties with affiliated limited partnerships and as such, funds are advanced to and from the affiliates in the normal course of business.

Oil and gas properties were purchased from affiliated limited partnerships in 1999 for $15,990 based on an evaluation by independent petroleum consultants.

6. **Bank loan**

The bank loan at December 31, 2001 is repayable on demand or at $28,806 per month plus interest at Royal Bank of Canada prime plus 0.375% and is secured by a general assignment of the assets of the Partnership.

7. **Financial instruments**

The Partnership's financial instruments consist of cash, accounts receivable and current liabilities. As at December 31, 2001, the carrying value of these financial instruments approximated their fair value due to their short-term nature and as a floating rate of interest is applied to the bank loan.

The carrying value of the current assets reflects the General Partner's best estimate of the credit risk associated with the Partnership's counterparties.

285

EXHIBIT M

AUDITORS' REPORT

To the Partners of
NCE Energy Assets (1996) Fund:

We have audited the balance sheet of NCE Energy Assets (1996) Fund (an Ontario limited partnership) as at December 31, 2001 and 2000 and the statements of operations and partners' capital and cash flows for each of the years in the five-year period ended December 31, 2001. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the limited partnership as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the five-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta.
March 5, 2002

Arthur Andersen LLP
Chartered Accountants

NCE ENERGY ASSETS (1996) FUND
(an Ontario limited partnership)

BALANCE SHEET
As at December 31, 2001 and 2000

	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$203,458	$724,895
Accounts receivable		
Trade	119,216	185,520
Due from affiliates (Note 5)	40,778	-
Drilling advances	25,586	27,007
TOTAL CURRENT ASSETS	389,038	937,422
Oil and gas properties, at cost less accumulated depletion and depreciation of $11,963,785 (2000 – $11,346,640) (Notes 3, 4 and 5)	2,410,772	2,875,207
	$2,799,810	$3,812,629
LIABILITIES AND PARTNERS' CAPITAL		
Current liabilities		
Bank loan (Note 6)	$387,926	$371,480
Accounts payable and accrued liabilities (Note 4)	62,722	72,461
Payable to affiliates (Notes 3 and 5)	4,650	49,514
TOTAL CURRENT LIABILITIES	455,298	493,455
Site reclamation and abandonment	215,811	179,086
Partners' capital (Note 3) 15,721 units outstanding	2,128,701	3,140,088
	$2,799,810	$3,812,629

Approved on behalf of NCE Energy Assets (1996) Fund by the Board of Directors of the General Partner, NCE Energy Assets Management (96) Corp.:

John F. Driscoll, Director

John Nestor, Director

The accompanying notes to financial statements are an integral part of this balance sheet.

288

NCE ENERGY ASSETS (1996) FUND
(an Ontario limited partnership)

STATEMENT OF OPERATIONS AND PARTNERS' CAPITAL
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
Revenues					
Oil and gas	$2,118,376	$2,948,091	$2,418,319	$2,030,311	$2,583,681
Interest	19,429	30,933	15,140	14,701	69,662
	2,137,805	2,979,024	2,433,459	2,045,012	2,653,343
Expenses					
Depletion and depreciation	617,145	902,104	1,029,380	5,751,245	3,663,911
Site reclamation and abandonment provision	37,404	52,293	70,397	63,141	30,348
Lease operating	538,268	740,750	705,735	727,931	510,129
General and administrative (Note 5)	239,252	215,786	300,797	447,518	367,091
Project sourcing and evaluation costs (Note 5)	-	944	15,311	21,114	268,529
Management fees to General Partner (Note 3)	39,749	63,144	39,575	26,202	63,939
Investor services fee (Note 4)	10,600	16,839	10,553	6,987	17,050
Interest	16,069	38,676	51,793	25,399	1,420
	1,498,487	2,030,536	2,223,541	7,069,537	4,922,417
Net income (loss)	639,318	948,488	209,918	(5,024,525)	(2,269,074)
Partners' capital, beginning of year	3,140,088	3,606,490	3,993,970	10,425,922	5,537,798
Initial capital contributions	-	-	-	-	5,000
Subscriptions receivable	-	-	-	-	7,783,500
Issue costs	-	-	-	-	37,028
Cash distributions	(1,650,705)	(1,414,890)	(597,398)	(1,407,427)	(668,330)
Partners' capital, end of year	$2,128,701	$3,140,088	$3,606,490	$3,993,970	$10,425,922

The accompanying notes to financial statements are an integral part of this statement.

NCE ENERGY ASSETS (1996) FUND
(an Ontario limited partnership)

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
CASH PROVIDED BY (USED IN):					
Operating activities					
Net income (loss)	$639,318	$948,488	$209,918	$(5,024,525)	$(2,269,074)
Add items not affecting cash:					
Depletion and depreciation	617,145	902,104	1,029,380	5,751,245	3,663,911
Site reclamation and abandonment provision	37,404	52,293	70,397	63,141	30,348
Cash flow from operations	1,293,867	1,902,885	1,309,695	789,861	1,425,185
Change in non-cash working capital	(27,656)	101,455	(34,138)	416,197	(3,836,160)
Cash provided by (used in) operating activities	1,266,211	2,004,340	1,275,557	1,206,058	(2,410,975)
Financing activities					
Capital contributions	-	-	-	-	5,000
Bank loan	16,446	(297,240)	64,565	604,155	
Subscriptions receivable	-	-	-	-	7,783,500
Issue costs	-	-	-	-	37,028
Cash distributions	(1,650,705)	(1,414,890)	(597,398)	(1,407,427)	(668,330)
Cash provided by (used in) financing activities	(1,634,259)	(1,712,130)	(532,833)	(803,272)	7,157,198
Investing activities					
Additions to oil & gas properties	(156,996)	(266,245)	(202,140)	(1,199,277)	(7,998,478)
Proceeds on disposition of oil & gas properties	4,286	246,951	45,106	394	-
Site reclamation and abandonment costs incurred	(679)	(2,722)	(34,371)	-	-
Cash used in investing activities	(153,389)	(22,016)	(191,405)	(1,198,883)	(7,998,478)
Change in cash and cash equivalents	(521,437)	270,194	551,319	(796,097)	(3,252,255)
Cash and cash equivalents (bank overdraft), beginning of year	724,895	454,701	(96,618)	699,479	3,951,734
Cash and cash equivalents (bank overdraft), end of year	$203,458	$724,895	$454,701	$(96,618)	$699,479
Interest paid during the year	$16,069	$38,676	$51,793	$25,399	$1,420
Cash and cash equivalents are comprised of:					
Cash (bank overdraft)	$203,458	$127,763	$55,277	$(96,618)	$202,189
Short-term investments	-	597,132	399,424	-	497,290
	$203,458	$724,895	$454,701	$(96,618)	$699,479

The accompanying notes to financial statements are an integral part of this statement.

NCE ENERGY ASSETS (1996) FUND
(an Ontario limited partnership)

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

1. Organization

NCE Energy Assets (1996) Fund, an Ontario limited partnership (the "Partnership"), was formed pursuant to an agreement dated November 23, 1994 to acquire, explore and develop oil and gas properties. The date of the initial closing of the sale of limited partnership units was August 29, 1996. NCE Energy Assets Management (96) Corp. (the "General Partner") manages and controls the Partnership's affairs. The Partnership will be dissolved no later than December 31, 2002, pursuant to a special resolution of the partners on November 30, 2001.

2. Summary of significant accounting policies

The financial statements have been prepared by the management of the General Partner following Canadian generally accepted accounting principles. The preparation of financial statements requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these financial statements.

(a) Oil and gas properties

Oil and gas properties are accounted for using the full cost method of accounting whereby all costs of acquiring, exploring and developing oil and gas properties are capitalized. General and administrative costs, including project sourcing and evaluation costs, and interest are not capitalized. The provision for depletion and depreciation and the provision for site reclamation and abandonment costs are computed using the unit-of-production method based on the estimated gross proven oil and gas reserves. Proceeds on sale or disposition of oil and gas properties are credited to the full cost pool unless this results in a change in the depletion and depreciation rate by 20% or more, in which case a gain or loss is recognized in the statement of operations and partners' capital. The annual charge for site reclamation and abandonment costs is accumulated as a long-term liability, which is reduced as actual expenditures are made.

For purposes of determining the ceiling limitation of capitalized costs, the net book value of the oil and gas properties, net of accumulated site reclamation and abandonment costs, is compared to the undiscounted future net revenue from the production of proven reserves, net of interest and production-related general and administrative costs. Future net revenue, net of site reclamation and abandonment costs, is calculated using year-end oil and gas prices and costs. On this basis, a writedown of $3,902,000 was included in depletion and depreciation in 1998. In 1997, future net revenue, net of site reclamation and abandonment costs, was calculated using 1997 average oil and gas prices and year-end costs. On this basis, a writedown of $2,383,000 was included in depletion and depreciation in 1997. If year-end oil and gas prices and costs had been used, the writedown would have been $3,325,000.

(b) Joint ventures

Substantially all of the Partnership's operations are conducted jointly with others, and accordingly the financial statements reflect only the Partnership's proportionate interest in such activities.

(c) Income taxes

No income taxes have been reflected in these financial statements as the net income or loss of the Partnership is included in the individual income tax returns of the respective partners. The Alberta Royalty Credit is claimed by the individual partners and accordingly it is not reflected in the accompanying financial statements.

(d) Cash and cash equivalents

The General Partner considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3. Limited partnership agreement

Under the terms of the limited partnership agreement, the General Partner is paid a recurring management fee at the end of each quarter of 3.75% of the Gross Cash Flow in the immediately preceding quarter, reduced in each case for Net Cash Flow received by the General Partner in respect of such quarter from its 0.01% interest in the Partnership. In the event that any of the Partnership's interests in oil and gas properties are sold, a disposition fee of 1% of the gross sale price of the properties is paid to the General Partner. In the event that all or substantially all of the properties are sold or transferred to a third party, the Partnership is merged or consolidated with another entity, or all or substantially all of the Units are acquired by a third party, the disposition fee is 1.75% of the gross sale price of the properties or the value attributed thereto. The portion of the management fee relating to net proceeds on disposition is included as part of the net proceeds on disposition of the oil and gas properties sold. During 2001, the total management fee incurred was $39,918 (2000 - $72,867, 1999 - $41,351, 1998 - $26,202, 1997 - $63,939). As at December 31, 2001, the payable to the General Partner is $4,650 (2000 - $30,781).

Net income and proceeds of disposition, net of applicable management fees, are allocated at the end of each fiscal period 99.99% to the limited partners and 0.01% to the General Partner. The loss for each fiscal period is allocated at the end of each fiscal period 100% to the limited partners. Under the terms of the limited partnership agreement, the General Partner cannot request additional capital contributions from the limited partners.

In the opinion of the General Partner, all revenues, costs and expenses in the financial statements have been allocated in accordance with the terms of the limited partnership.agreement.

4. Agency agreement to sell Partnership units

The General Partner and the Partnership entered into an agency agreement dated July 11, 1996, with Deacon Capital Corporation and F.C.G. Securities Corporation (collectively, "the Agents") pursuant to which the Agents were appointed to act as the sole and exclusive agents of the Partnership. The Partnership has agreed to pay to the Agents an investor services fee equal to 1.0% of the Gross Cash Flow, payable at the same time and in the same manner as quarterly fees are paid to the General Partner. The portion of the investor services fee relating to net proceeds on disposition is included as part of the net proceeds on disposition of the oil and gas properties sold. During 2001, the total investor services fee incurred was $10,645 (2000 - $19,432, 1999 - $11,037, 1998 - $6,987, 1997 - $17,030). As at December 31, 2001, the investor services fee payable, included in accounts payable and accrued liabilities, is $3,009 (2000 - $9,633).

5. **Related party transactions**

(a) *Management agreement*

On July 11, 1996, the General Partner entered into an agreement with NCE Management Services Inc. ("NMSI") to provide oil and gas investment, consulting, administrative and management services to the Partnership on behalf of the General Partner. The Partnership may unilaterally terminate the management agreement if the General Partner is removed as general partner of the Partnership. An officer and director of the General Partner is the sole beneficial shareholder of NMSI. During 2001, the Partnership incurred $145,785 (2000 - $166,497, 1999 - $232,147, 1998 - $365,089, 1997 - $283,057) for accounting and administrative services and $nil (2000 - $944, 1999 - $nil, 1998 - $13,996, 1997 - $168,486) for project sourcing and evaluation costs, provided by NMSI, which are reflected in the accompanying statement of operations and partners' capital as general and administrative expenses and project sourcing and evaluation costs, respectively. As at December 31, 2001, the receivable from NMSI is $40,778 (2000 - $18,733 payable).

(b) *Oil and gas properties*

In the normal course of operations, the Partnership entered into various farmout agreements with affiliated limited partnerships, the general partners of which have common officers, directors and shareholders with the General Partner. The farmout agreements were completed in accordance with normal industry standards and were reviewed and evaluated by an independent engineering firm.

The Partnership is a joint owner in certain oil and gas properties with affiliated limited partnerships and, as such, funds are advanced to and from the affiliates in the normal course of business.

6. **Bank loan**

The loan at December 31, 2001, is repayable on demand or at $11,084 per month plus interest at Royal Bank of Canada prime plus 0.375% and is secured by a general assignment of the assets of the Partnership.

7. **Financial instruments**

The Partnership's financial instruments consist of cash, accounts receivable and current liabilities. As at December 31, 2001, the carrying value of these financial instruments approximated their fair value due to their short-term nature and as a floating rate of interest is applied to the bank loan.

The carrying value of the current assets reflects the General Partner's best estimate of the credit risk associated with the Partnership's counterparties.

EXHIBIT N

AUDITORS' REPORT

To the Partners of
NCE Oil & Gas (1996) Fund:

We have audited the balance sheet of NCE Oil & Gas (1996) Fund (an Ontario limited partnership) as at December 31, 2001 and 2000 and the statements of operations and partners' capital and cash flows for each of the years in the five-year period ended December 31, 2001. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the limited partnership as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the five-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta.
March 5, 2002

Arthur Andersen LLP
Chartered Accountants

NCE OIL & GAS (1996) FUND
(AN ONTARIO LIMITED PARTNERSHIP)

BALANCE SHEET
AS AT DECEMBER 31, 2001 AND 2000

		2001		2000
ASSETS				
Current assets				
Cash and cash equivalents	$	341,556	$	1,103,521
Accounts receivable				
Trade		166,085		892,220
Subscriptions due from transfer agent		17,078		57,078
Due from affiliates (Note 5)		85,489		40,000
Drilling advances		28,769		37,103
TOTAL CURRENT ASSETS		638,977		2,129,922
Oil and gas properties, at cost less accumulated depletion and depreciation of $24,829,111 (2000 – $23,580,107) (Notes 3, 4 and 5)		5,134,302		5,332,675
	$	5,773,279	$	7,462,597
LIABILITIES AND PARTNERS' CAPITAL				
Current liabilities				
Bank loan (Note 6)	$	$1,038,233	$	629,625
Accounts payable and accrued liabilities (Note 4)		509,078		226,356
Payable to affiliates (Notes 3 and 5)		18,445		172,944
TOTAL CURRENT LIABILITIES		1,565,756		1,028,925
Site reclamation and abandonment		618,058		507,581
Partners' capital (Note 3)				
14,123 units outstanding		3,589,465		5,926,091
	$	5,773,279	$	7,462,597

Approved on behalf of NCE Oil & Gas (1996) Fund by the Board of Directors of the General Partner, NCE Oil & Gas Management (96) Corp.:

John F. Driscoll, Director

John Nestor, Director

The accompanying notes to financial statements are an integral part of this balance sheet.

NCE OIL & GAS (1996) FUND
(AN ONTARIO LIMITED PARTNERSHIP)

STATEMENT OF OPERATIONS AND PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999, 1998 AND 1997

	2001	2000	1999	1998	1997
Revenues					
Oil and gas	$4,790,426	$6,696,704	$4,830,858	$5,858,286	$4,634,375
Interest	42,404	61,156	23,213	36,974	196,773
	4,832,830	6,757,860	4,854,071	5,895,260	4,831,148
Expenses					
Depletion and depreciation	1,249,004	1,523,386	1,512,399	14,547,800	5,996,522
Site reclamation and abandonment provision	119,354	152,316	161,389	206,603	90,882
Lease operating	1,628,846	1,806,114	1,525,271	1,780,897	1,094,474
General and administrative (Note 5)	461,712	462,915	632,999	1,340,406	645,898
Project sourcing and evaluation costs (Note 5)	-	1,300	1,324	87,993	336,224
Management fees to General Partner (Note 3)	166,706	291,590	153,454	184,085	237,263
Investor services fee (Note 4)	55,569	97,197	51,151	61,362	79,088
Interest	28,130	64,973	83,990	47,267	859
	3,709,321	4,399,791	4,121,977	18,256,413	8,481,210
Net income (loss)	1,123,509	2,358,069	732,094	(12,361,153)	(3,650,062)
Partners' capital, beginning of year	5,926,091	6,603,230	6,930,736	21,670,829	13,207,542
Initial capital contributions	-	-	-	(12,500)	29,526
Subscriptions receivable	-	-	-	-	14,058,000
Issue costs	-	-	-	-	3,743
Cash distributions	(3,460,135)	(3035,208)	(1,059,600)	(2,366,440)	(1,977,920)
Partners' capital, end of year	$3,589,465	$5,926,091	$6,603,230	$6,930,736	$21,670,829

The accompanying notes to financial statements are an integral part of this statement.

NCE OIL & GAS (1996) FUND
(AN ONTARIO LIMITED PARTNERSHIP)

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999, 1998 AND 1997

	2001	2000	1999	1998	1997
CASH PROVIDED BY (USED IN):					
Operating activities					
Net income (loss)	$1,123,509	$2,358,069	$732,094	$(12,361,153)	$(3,650,062)
Add items not affecting cash:					
Depletion and depreciation	1,249,004	1,523,386	1,512,399	14,547,800	5,996,522
Site reclamation and abandonment provision	119,354	152,316	161,389	206,603	90,882
Cash flow from operations	2,491,867	4,033,771	2,405,882	2,393,250	2,437,342
Change in non-cash working capital	857,202	(108,176)	92,659	1,395,478	(2,409,908)
Cash provided by operating activities	3,349,069	3,925,595	2,498,541	3,788,728	27,434
Financing activities					
Bank loan	408,608	(503,700)	5,555	1,127,770	-
Capital contributions	-	-	-	(12,500)	29,526
Subscriptions receivable	-	-	-	-	14,058,000
Issue costs	-	-	-	-	3,743
Cash distributions	(3,460,135)	(3,035,208)	(1,059,600)	(2,366,440)	(1,977,920)
Cash provided by (used in) financing activities	(3,051,527)	(3,538,908)	(1,054,045)	(1,251,170)	12,113,349
Investing activities					
Additions to oil & gas properties	(1,053,105)	(852,740)	(365,653)	(4,781,036)	(15,866,319)
Proceeds on disposition of oil & gas properties	2,475	529,932	61,706	261,219	265,424
Site reclamation and abandonment costs incurred	(8,877)	(32,292)	(71,317)	-	-
Cash used in investing activities	(1,059,507)	(355,100)	(375,264)	(4,519,817)	(15,600,895)
Change in cash and cash equivalents	(761,965)	31,587	1,069,232	(1,982,259)	(3,460,112)
Cash and cash equivalents, beginning of year	1,103,521	1,071,934	2,702	1,984,961	5,445,073
Cash and cash equivalents, end of year	$341,556	$1,103,521	$1,071,934	$2,702	$1,984,961
Interest paid during the year	$28,130	$64,973	$83,990	$47,267	-
Cash and cash equivalents are comprised of:					
Cash	$341,556	$108,301	$74,916	$2,702	$487,691
Short-term investments	-	995,220	997,018	-	1,497,270
	$341,556	$1,103,521	$1,071,934	$2,702	$1,984,961

The accompanying notes to financial statements are an integral part of this statement.

NCE OIL & GAS (1996) FUND
(AN ONTARIO LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 and 2000

1. **Organization**

NCE Oil & Gas (1996) Fund, an Ontario limited partnership (the "Partnership"), was formed pursuant to an agreement dated August 2, 1994 to acquire, explore and develop oil and gas properties. The date of the initial closing of the sale of limited partnership units was May 24, 1996. NCE Oil & Gas Management (96) Corp. (the "General Partner") manages and controls the Partnership's affairs. The Partnership will be dissolved no later than December 31, 2007, as provided for in the limited partnership agreement.

2. **Summary of significant accounting policies**

The financial statements have been prepared by the management of the General Partner following Canadian generally accepted accounting principles. The preparation of financial statements requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these financial statements.

(a) Oil and gas properties

Oil and gas properties are accounted for using the full cost method of accounting whereby all costs of acquiring, exploring and developing oil and gas properties are capitalized. General and administrative costs, including project sourcing and evaluation costs, and interest are not capitalized. The provision for depletion and depreciation and the provision for site reclamation and abandonment costs are computed using the unit-of-production method based on the estimated gross proven oil and gas reserves. Proceeds on sale or disposition of oil and gas properties are credited to the full cost pool unless this results in a change in the depletion and depreciation rate by 20% or more, in which case a gain or loss is recognized in the statement of operations and partners' capital. The annual charge for site reclamation and abandonment costs is accumulated as a long-term liability which is reduced as actual expenditures are made.

For purposes of determining the ceiling limitation of capitalized costs, the net book value of the oil and gas properties, net of accumulated site reclamation and abandonment costs, is compared to the undiscounted future net revenue from the production of proven reserves, net of interest and production-related general and administrative costs. Future net revenue, net of site reclamation and abandonment costs, is calculated using year-end oil and gas prices and costs. In 1998 and 1997, future net revenue, net of site reclamation and abandonment costs, was calculated using average oil and gas prices for the year and year-end costs. On this basis, a writedown of $9,626,600 was included in depletion and depreciation in 1998 and $3,581,000 in 1997. If year-end oil and gas prices and costs had been used, the writedown would have been $9,641,800 in 1998 and $3,879,000 in 1997.

(b) Joint venture

Substantially all of the Partnership's operations are conducted jointly with others, and accordingly the financial statements reflect only the Partnership's proportionate interest in such activities.

(c) Income taxes

No income taxes have been reflected in these financial statements as the net income or loss of the Partnership is included in the individual income tax returns of the respective partners. The Alberta Royalty Credit is claimed by the individual partners and accordingly it is not reflected in the accompanying financial statements.

(d) Cash and cash equivalents

The General Partner considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3. **Limited partnership agreement**

Under the terms of the limited partnership agreement, the General Partner is paid a recurring management fee at the end of each quarter of 7.5% of the Gross Cash Flow in the immediately preceding quarter, reduced in each case for Net Cash Flow received by the General Partner in respect of such quarter from its 0.01% interest in the Partnership. Should any of the Partnership's interests in oil and gas properties be sold, net proceeds of disposition will be included in Gross Cash Flow subject to the management fee. The portion of the management fee relating to net proceeds of disposition is included as part of the net proceeds of disposition of the oil and gas properties sold. During 2001, the total management fee incurred was $166,912 (2000 - $335,751, 1999 - $158,596, 1998 - $196,979, 1997 - $237,263). As at December 31, 2001, the payable to the General Partner is $18,445 (2000 - $145,022).

Net income and proceeds of disposition, net of applicable management fees, are allocated at the end of each fiscal period 99.99% to the limited partners and 0.01% to the General Partner. The loss for each fiscal period is allocated at the end of each fiscal period 100% to the limited partners. Under the terms of the limited partnership agreement, the General Partner cannot request additional capital contributions from the limited partners.

In the opinion of the General Partner, all revenues, costs, and expenses in the financial statements have been allocated in accordance with the terms of the limited partnership agreement.

4. **Agency agreement to sell Partnership units**

The General Partner and the Partnership entered into an agency agreement dated March 22, 1996, with Equion Securities Canada Limited, Fortune Financial Corporation and Berkshire Securities Inc. (collectively, the "Agents") and Petro Assets Inc., the sole shareholder of the General Partner, pursuant to which the Agents were appointed to act as the sole and exclusive agents of the Partnership. Petro Assets Inc. is wholly owned by an officer and director of the General Partner. The Partnership has agreed to pay to the Agents an investor services fee equal to 2.5% of the Gross Cash Flow, payable at the same time and in the same manner as quarterly management fees are payable to the General Partner. The portion of the investor services fee relating to net proceeds on disposition is included as part of the net proceeds on disposition of the oil and gas properties sold. During 2001, the total investor services fee incurred was $55,638 (2000 - $111,917, 1999 - $52,865, 1998 - $65,600, 1997 - $79,088). As at December 31, 2001, the investor services fee payable, included in accounts payable and accrued liabilities, is $16,573 (2000 - $50,353).

5. **Related party transactions**

(a) Management agreement

On March 22, 1996, the General Partner entered into an agreement with NCE Management Services Inc. ("NMSI") to provide oil and gas investment, consulting, administrative and management services to the Partnership on behalf of the General Partner on a year-to-year basis unless terminated by either NMSI or the General Partner. The Partnership may unilaterally terminate the management agreement if the General Partner is removed as general partner of the Partnership. An officer and director of the General Partner is the sole beneficial shareholder of NMSI. During 2001, the Partnership incurred $313,148 (2000 - $374,038, 1999 - $508,843, 1998 - $1,203,240, 1997 - $502,968) for accounting and administrative services and $nil (2000 - $1,300, 1999 - $nil, 1998 - $58,628, 1997 - $197,210) for project sourcing and evaluation costs, provided by NMSI, which are reflected in the accompanying statement of operations and partners' capital as general and administrative expenses and project sourcing and evaluation costs, respectively. As at December 31, 2001, the receivable from NMSI is $85,489 (2000 - $27,922 payable). At December 31, 2001, the Partnership had a receivable of $Nil (2000 - $40,000) from NMSI for project sourcing and evaluation costs.

(b) Oil and gas properties

In the normal course of operations, the Partnership entered into various farmout agreements with affiliated limited partnerships, the general partners of which have common officers, directors, and shareholders with the General Partner. The farmout agreements were completed in accordance with normal industry standards and were reviewed and evaluated by an independent engineering firm.

The Partnership is a joint owner in certain oil and gas properties with affiliated limited partnerships and, as such, funds are advanced to and from the affiliates in the normal course of business.

6. **Bank loan**

The loan at December 31, 2001, is repayable on demand or at $29,667 per month plus interest at Royal Bank of Canada prime plus 0.375% and is secured by a general assignment of the assets of the Partnership.

7. **Financial instruments**

The Partnership's financial instruments consist of cash, accounts receivable and current liabilities. As at December 31, 2001, the carrying value of these financial instruments approximated their fair value due to their short-term nature and as a floating rate of interest is applied to the bank loan.

The carrying value of the current assets reflects the General Partner's best estimate of the credit risk associated with the Partnership's counterparties.

EXHIBIT O

AUDITORS' REPORT

To the Partners of
NCE Oil & Gas (1997) Fund:

We have audited the balance sheet of NCE Oil & Gas (1997) Fund (an Ontario limited partnership) as at December 31, 2001 and 2000 and the statement of operations and partners' capital and cash flows for each of the years in the five-year period ended December 31, 2001. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the limited partnership as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the five-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta.
March 5, 2002

Arthur Andersen LLP
Chartered Accountants

NCE OIL & GAS (1997) FUND
(an Ontario limited partnership)

BALANCE SHEET - As at December 31, 2001 and 2000

		2001		2000
ASSETS				
Current assets				
Cash and cash equivalents	$	159,797	$	960,958
Accounts receivable				
Trade		239,065		584,253
Due from affiliates (Note 5)		42,637		-
Drilling advances		5,041		32,986
TOTAL CURRENT ASSETS		446,540		1,578,197
Oil and gas properties, at cost less accumulated depletion and depreciation of $11,973,696 (2000 - $9,500,521) (Notes 3, 4 and 5)		5,596,670		7,128,504
	$	6,043,210	$	8,706,701
LIABILITIES AND PARTNERS' CAPITAL				
Current liabilities				
Bank loan (Note 6)	$	340,277	$	-
Accounts payable and accrued liabilities (Note 4)		145,738		421,921
Payable to affiliates (Notes 3 and 5)		30,525		168,762
TOTAL CURRENT LIABILITIES		516,540		590,683
Site reclamation and abandonment		329,862		215,141
Partners' capital (Notes 3)				
8,421 units outstanding		5,196,808		7,900,877
	$	6,043,210	$	8,706,701

Approved on behalf of NCE Oil & Gas (1997) Fund by the Board of Directors of the General Partner, NCE Oil & Gas Management (97) Corp.:

John F. Driscoll, Director

John Nestor, Director

The accompanying notes to financial statements are an integral part of this balance sheet.

NCE OIL & GAS (1997) FUND
(an Ontario limited partnership)

STATEMENT OF OPERATIONS AND PARTNERS' CAPITAL
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
Revenues					
Oil and gas	$ 5,086,527	$ 6,005,481	$ 3,858,843	$ 2,957,840	$ -
Interest	36,831	60,761	126,665	167,971	44,808
	5,123,358	6,066,242	3,985,508	3,125,811	44,808
Expenses					
Depletion and depreciation	2,473,175	2,059,431	1,724,771	5,716,319	-
Site reclamation and abandonment provision	110,629	97,621	103,881	58,084	-
Lease operating	1,292,907	1,287,875	1,053,971	882,259	-
General and administrative (Note 5)	428,925	450,642	574,510	880,788	124,940
Project sourcing and evaluation costs (Note 5)	-	-	25,122	200,951	107,388
Management fees to General Partner (Note 3)	254,612	323,335	163,919	89,626	-
Non-recurring management fee (Note 3)	-	-	-	-	509,519
Investor services fee (Note 4)	67,896	86,223	43,712	23,900	-
Interest	1,073	320	8	7,410	-
	4,629,217	4,305,447	3,689,894	7,859,337	741,847
Net income (loss)	494,141	1,760,795	295,614	(4,733,526)	(697,039)
Partners' capital, beginning of year	7,900,877	9,379,622	10,642,448	6,124,466	-
Initial capital contributions	1,770	2,800	-	(77,625)	20,371,863
Subscriptions receivable	-	-	-	10,330,000	(10,330,000)
Issue costs (Note 5)	-	-	-	(28,772)	(3,220,358)
Cash distributions	(3,199,980)	(3,242,340)	(1,558,440)	(972,095)	-
Partners' capital, end of year	$ 5,196,808	$ 7,900,877	$ 9,379,622	$ 10,642,448	$ 6,124,466

The accompanying notes to financial statements are an integral part of this statement.

NCE OIL & GAS (1997) FUND
(an Ontario limited partnership)

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997
CASH PROVIDED BY (USED IN):					
Operating activities					
Net income (loss)	$ 494,141	$ 1,760,795	$ 295,614	$ (4,733,526)	$ (697,039)
Add items not affecting cash:					
Depletion and depreciation	2,473,175	2,059,431	1,724,771	5,716,319	-
Site reclamation and abandonment provision	110,629	97,621	103,881	58,084	-
Cash flow from operations	3,077,945	3,917,847	2,124,266	1,040,877	(697,039)
Change in non-cash working capital	(83,924)	135,001	420,314	(406,750)	(175,121)
Cash provided by (used in) operating activities	2,994,021	4,052,848	2,544,580	634,127	(872,160)
Financing activities					
Bank loan	340,277	-	-	-	-
Capital contributions	1,770	2,800	-	(77,625)	20,371,863
Subscriptions receivable	-	-	-	10,330,000	(10,330,000)
Issue costs	-	-	-	(28,772)	(3,220,358)
Cash distributions	(3,199,980)	(3,242,340)	(1,558,440)	(972,095)	-
Cash provided by (used in) financing activities	(2,857,933)	(3,239,540)	(1,558,440)	9,251,508	6,821,505
Investing activities					
Additions to oil & gas properties	(974,302)	(1,803,230)	(2,349,116)	(7,558,618)	(5,343,628)
Proceeds on disposition of oil & gas properties	32,961	75,012	67,618	282,937	-
Site reclamation and abandonment costs recovered (incurred)	4,092	(16,278)	(28,167)	-	-
Cash used in investing activities	(937,249)	(1,744,496)	(2,309,665)	(7,275,681)	(5,343,628)
Change in cash and cash equivalents	(801,161)	(931,188)	(1,323,525)	2,609,954	605,717
Cash and cash equivalents, beginning of year	960,958	1,892,146	3,215,671	605,717	-
Cash and cash equivalents, end of year	$ 159,797	$ 960,958	$ 1,892,146	$ 3,215,671	$ 605,717
Interest paid during the year	$ 1,073	$ 320	$ 8	$ 7,410	$ -
Cash and cash equivalents are comprised of:					
Cash	$ 159,797	$ 264,224	$ 47,557	$ 725,371	$ 206,445
Short-term investments	-	696,734	1,844,589	2,490,300	399,272
	$ 159,797	$ 960,958	$ 1,892,146	$ 3,215,671	$ 605,717

The accompanying notes to financial statements are an integral part of this statement.

NCE OIL & GAS (1997) FUND
(an Ontario limited partnership)

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

1. Organization

NCE Oil & Gas (1997) Fund, an Ontario limited partnership (the "Partnership"), was formed pursuant to an agreement dated November 23, 1994 to acquire, explore and develop oil and gas properties. The date of the initial closing of the sale of limited partnership units was July 31, 1997. NCE Oil & Gas Management (97) Corp. (the "General Partner") manages and controls the Partnership's affairs. The Partnership will be dissolved no later than December 31, 2003, as provided for in the limited partnership agreement.

2. Summary of significant accounting policies

The financial statements have been prepared by the management of the General Partner following Canadian generally accepted accounting principles. The preparation of financial statements requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements.

(a) Oil and gas properties

Oil and gas properties are accounted for using the full cost method of accounting whereby all costs of acquiring, exploring and developing oil and gas properties are capitalized. General and administrative costs, including project sourcing and evaluation costs, and interest are not capitalized. The provision for depletion and depreciation and the provision for site reclamation and abandonment costs are computed using the unit-of-production method based on the estimated gross proven oil and gas reserves. Proceeds on sale or disposition of oil and gas properties are credited to the full cost pool unless this results in a change in the depletion and depreciation rate by 20% or more, in which case a gain or loss will be recognized in the statement of operations and partners' capital. The annual charge for site reclamation and abandonment costs is accumulated as a long-term liability, which is reduced as actual expenditures are made.

For purposes of determining the ceiling limitation of capitalized costs, the net book value of the oil and gas properties, net of accumulated site reclamation and abandonment costs, is compared to the undiscounted future net revenue from the production of proven reserves, net of interest and production related general and administrative costs. Future net revenue, net of site reclamation and abandonment costs, was calculated using average oil and gas prices and year-end costs. In 1998, future net revenue, net of site reclamation and abandonment costs, was calculated using 1998 average oil and gas prices and year-end costs. On this basis, a writedown of $3,159,300 was included in depletion and depreciation in 1998. If year-end oil and gas prices and costs had been used, the writedown would have been $4,631,400. No writedown was recorded for 2001 using 2001 average oil and gas prices and year end costs. If year-end oil and gas prices had been used, the writedown would have been $1,901,000.

(b) Joint ventures

Substantially all of the Partnership's operations are conducted jointly with others, and accordingly the financial statements reflect only the Partnership's proportionate interest in such activities.

(c) *Income taxes*

No income taxes have been reflected in these financial statements as the net income or loss of the Partnership is included in the individual income tax returns of the respective partners. The Alberta Royalty Credit is claimed by the individual partners and accordingly it is not reflected in the accompanying financial statements.

(d) *Cash and cash equivalents*

The General Partner considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3. **Limited partnership agreement**

Under the terms of the limited partnership agreement, the General Partner is paid a recurring management fee at the end of each quarter of 7.5% of the Gross Cash Flow in the immediately preceding quarter, reduced in each case for Net Cash Flow received by the General Partner in respect of such quarter from its 0.01% interest in the Partnership. Should any of the Partnership's interests in oil and gas properties be sold, net proceeds of disposition will be included in Gross Cash Flow subject to the management fee. The portion of the management fee relating to net proceeds of disposition is included as part of the net proceeds on disposition of the oil and gas properties sold. During 2001, the total management fee incurred was $257,344 (2000 - $329,552, 1999 - $169,523, 1998 - $89,626, 1997 – non-recurring management fee $509,519, recurring management fee $3,463). As at December 31, 2001, the payable to the General Partner is $30,525 (2000 - $111,668).

Net income and proceeds on disposition, net of applicable management fees, are allocated at the end of each fiscal period 99.99% to the limited partners and 0.01% to the General Partner. The loss for each fiscal period is allocated at the end of each fiscal period 100% to the limited partners. Under the terms of the limited partnership agreement, the General Partner cannot request additional capital contributions from the limited partners.

In the opinion of the General Partner, all revenues, costs and expenses in the financial statements have been allocated in accordance with the terms of the limited partnership agreement.

4. **Agency agreement to sell Partnership units**

The General Partner and the Partnership entered into an agency agreement dated June 17, 1997, with Equion Securities Canada Limited, Fortune Financial Corporation (collectively, the "Agents") and Petro Assets Inc., the sole shareholder of the General Partner, pursuant to which the Agents were appointed to act as the sole and exclusive agents of the Partnership. Petro Assets Inc. is wholly owned by an officer and director of the General Partner. The Partnership has agreed to pay to the Agents an investor services fee equal to 2.0% of the Gross Cash Flow, payable at the same time and in the same manner as quarterly management fees are payable to the General Partner. The portion of the investor services fee relating to net proceeds on disposition is included as part of the net proceeds on disposition of the oil and gas properties sold. During 2001, the total investor services fee incurred was $68,624 (2000 - $87,881, 1999 - $45,206, 1998 - $23,900, 1997 - $923). As at December 31, 2001, the investor services fee payable, included in accounts payable and accrued liabilities, is $17,496 (2000 - $35,835).

5. **Related party transactions**

(a) Management agreement

On June 17, 1997, the General Partner entered into an agreement with NCE Management Services Inc. ("NMSI") to provide oil and gas investment, consulting, administrative and management services to the Partnership on behalf of the General Partner on a year-to-year basis unless terminated by either NMSI or the General Partner. The Partnership may unilaterally terminate the management agreement if the General Partner is removed as general partner of the Partnership. An officer and director of the General Partner is the sole beneficial shareholder of NMSI. During 2001, the Partnership incurred $317,003 (2000 – $377,837, 1999 - $476,806, 1998 - $707,314, 1997 - $71,677) for accounting and administrative services and $nil (2000 – $nil, 1999 - $16,375, 1998 - $135,279, 1997 - $52,196) for project sourcing and evaluation costs, provided by NMSI, which are reflected in the accompanying statement of operations and partners' capital as general and administrative expenses and project sourcing and evaluation costs, respectively. In addition, in 1997, NMSI was paid $378,000 as a reimbursement of issue costs which are reflected in the accompanying statement of operations and partners' capital as issue costs. As at December 31, 2001, the receivable from NMSI was $42,637 (2000 – $57,094 payable).

(b) Oil and gas properties

In the normal course of operations, the Partnership entered into various farmout agreements with affiliated limited partnerships, the general partners of which have common officers, directors, and shareholders with the General Partner. The farmout agreements were completed in accordance with normal industry standards and were reviewed and evaluated by an independent engineering firm.

The Partnership is a joint owner in certain oil and gas properties with affiliated limited partnerships and, as such, funds are advanced to and from the affiliates in the normal course of business.

6. **Bank loan**

The loan at December 31, 2001, is repayable on demand or at $9,723 per month plus interest at Royal Bank of Canada prime plus 0.375% and is secured by a general assignment of the assets of the Partnership.

7. **Financial instruments**

The Partnership's financial instruments consist of cash, accounts receivable and current liabilities. As at December 31, 2001, the carrying value of these financial instruments approximated their fair value due to their short-term nature and as a floating rate of interest is applied to the bank loan.

The carrying value of the current assets reflects the General Partner's best estimate of the credit risk associated with the Partnership's counterparties.

EXHIBIT P

Consolidated Financial Statements of

NET SHEPHERD INC.

December 31, 2001 and 2000

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871

Auditors' Report

To the Shareholders of
Net Shepherd Inc.:

We have audited the consolidated balance sheets of **Net Shepherd Inc.** as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
March 29, 2002

(signed) *"Deloitte & Touche LLP"*
Chartered Accountants

NET SHEPHERD INC.

Consolidated Balance Sheets
December 31, 2001 and 2000

	2001 $	2000 $
ASSETS		
CURRENT		
Cash	**152,927**	2,377,912
Accounts receivable (Note 4)	**359,388**	89,745
Prepaid expenses	**3,075**	208,856
Marketable securities (Note 4)	**-**	881,596
	515,390	3,558,109
Term deposit (Note 14)	**-**	481,674
Capital assets (Note 5)	**3,266**	2,872,564
	518,656	6,912,347
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**210,644**	4,638,786
Loans payable to affiliated company (Note 7)	**-**	18,743,750
	210,644	23,382,536
Non-controlling interests in consolidated subsidiary company (Note 8)	**-**	2,737,329
	210,644	26,119,865
Going concern and contingencies (Notes 2 and 14)		
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (Note 9)	**89,728,535**	113,536,270
Contributed surplus (Note 11)	**51,440,762**	-
Deficit	**(140,861,285)**	(132,743,788)
	308,012	(19,207,518)
	518,656	6,912,347

APPROVED BY THE BOARD

(signed) *"Owen Pinnell"*
Director

(signed) *"James Coleman"*
Director

See accompanying notes to the consolidated financial statements

NET SHEPHERD INC.

Consolidated Statements of Loss and Deficit
Years Ended December 31, 2001 and 2000

	2001 $	2000 $
REVENUE	**315,372**	2,551,011
COST OF SALES	**34,278**	1,488,017
	281,094	1,062,994
EXPENSES		
Selling, general and administrative	**7,152,842**	21,464,650
Research and development costs	-	11,438,130
Interest	**331,521**	229,302
Amortization of capital assets	**175,399**	1,308,545
Amortization of goodwill	-	10,782,864
Amortization of purchased intangible assets	-	2,978,513
Write-down of carrying value of goodwill and purchased intangible assets (Note 6)	-	74,900,812
Write-down of capital assets	**176,506**	-
Write-down of marketable securities	-	1,194,709
Loss on disposal of marketable securities	**515,323**	-
Non-controlling interests in loss of consolidated subsidiary	-	(35,104)
Loss (gain) on sale of subsidiary company	**47,000**	(464,253)
	8,398,591	123,798,168
NET LOSS	**(8,117,497)**	(122,735,174)
DEFICIT, BEGINNING OF YEAR	**(132,743,788)**	(10,008,614)
DEFICIT, END OF YEAR	**(140,861,285)**	(132,743,788)
LOSS PER SHARE	**(0.13)**	(2.01)

See accompanying notes to the consolidated financial statements

NET SHEPHERD INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001 $	2000 $
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net loss	**(8,117,497)**	(122,735,174)
Adjustments for:		
Amortization of capital assets	**175,399**	1,308,545
Amortization of goodwill	**-**	10,782,864
Amortization of purchased intangible assets	**-**	2,978,513
Write-down of capital assets	**1,162,435**	-
Loss on disposal of marketable securities	**515,323**	-
Write-down of marketable securities	**-**	1,194,709
Write-down of carrying value of goodwill and purchased intangible assets	**-**	74,900,812
Recognition of prepaid software development costs	**-**	943,159
Loss (gain) on sale of subsidiary company	**47,000**	(464,253)
Unrealized foreign exchange loss	**-**	134,000
	(6,217,340)	(30,956,825)
Changes in non-cash working capital (Note 16)	**978,605**	1,625,401
	(5,238,735)	(29,331,424)
FINANCING		
Proceeds from debt settlement	**678,990**	-
Proceeds from convertible loans payable	**2,180,691**	3,748,750
Increase in long-term debt payable to affiliated company	**205,000**	14,995,000
Issuance of share capital, net of issue costs	**-**	6,914,076
Issue of preferred shares by subsidiary (Note 8)	**-**	2,737,329
	3,064,681	28,395,155
INVESTING		
Purchase of capital assets	**(50,431)**	(2,160,196)
Acquisitions, net of cash acquired	**-**	(204,576)
Net cash used in disposition of subsidiary companies	**-**	(350,589)
	(50,431)	(2,715,361)
NET DECREASE IN CASH	**(2,224,485)**	(3,651,630)
CASH, BEGINNING OF YEAR	**2,377,412**	6,029,542
CASH, END OF YEAR	**152,927**	2,377,912

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
Years Ended December 31, 2001 and 2000

1. DESCRIPTION OF BUSINESS

Net Shepherd Inc. (the "Company") was incorporated under the Business Corporations Act of Alberta and is located in Calgary, Alberta and until early 2001 was an emerging Internet technology corporation and a development stage enterprise. During the year, the Company effectively disposed of and or discontinued all of its emerging internet technology efforts and businesses. As a result, since approximately May 2001, the Company has not carried on any business or operations.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements include the accounts of the Company, and up to the dates of their disposition, the accounts of its wholly-owned subsidiaries ClickChoice.com, Inc., Strategy Bridge Inc., Knowledge Pulse Corporation (operating as "Ktopia") and a partially-owned subsidiary Answers.com Inc. (including its wholly-owned subsidiary KnowItAll, Inc.). All of the subsidiaries were sold or otherwise disposed of by or at December 31, 2001.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Going concern

These consolidated financial statements are prepared on the going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business for the foreseeable future. The Company has experienced continued significant losses and has been unable to generate significant revenues. In early 2001, all of the Company's operating subsidiaries and businesses ceased operations and all employees left the Company.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. The Company is in the process of restructuring its operations, as described in Note 17.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital assets

Capital assets are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, which are generally two to five years.

Goodwill and purchased intangible assets

Goodwill and purchased intangible assets are recorded at cost and amortized on a straight-line basis over five years. The net carrying amount of goodwill and purchased intangible assets are reviewed regularly to determine whether there has been an impairment in value. The review methodology is comprised of an assessment of the continuing contribution of applicable product lines and an assessment of future cash flows.

Revenue recognition

Revenue is recognized based on the percentage-of-completion method where revenue is recorded as related costs are incurred. Services and other revenues generated from professional consulting and training services are recognized as the services are performed.

Research and development

Research costs are expensed as incurred. Development costs are also expensed unless they meet certain criteria related to technical, financial and market feasibility, in which case they are capitalized.

Stock-based compensation plans

The Company has a stock-based compensation plan, which is described in Note 10. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to deficit.

Notes to the Consolidated Financial Statements
Years Ended December 31, 2001 and 2000

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments and foreign exchange risk

Accounts receivable, marketable securities, term deposit, accounts payable and the loans payable constitute financial instruments. The carrying values of these accounts approximate fair value due to the near term maturity.

The Company's U.S. based subsidiaries ceased operations in 2001 and therefore, the Company's exposure to foreign exchange risk is minimal.

Foreign currency translation

The accounts of the Company's subsidiaries, which are considered integrated, and assets and liabilities in foreign currencies, have been translated into Canadian dollars using the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at rates in effect during the year, except for depreciation, which is translated at the same rate as the assets to which it relates. Revenue and expense items are translated at the exchange rate in effect when each of the items is recognized. Amortization is translated at the exchange rate used for those assets giving rise to the amortization. Gains and losses from translation are included in income in the period in which they occur.

Measurement uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year. Such estimates include accrued liabilities, contingencies, the allowance for potentially uncollectible accounts receivable, amortization period of intangible assets and goodwill, and estimated useful life of capital assets all of which are based on management's best estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in estimates in future years could be significant. Actual results could differ from those estimates.

Notes to the Consolidated Financial Statements
Years Ended December 31, 2001 and 2000

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company follows the liability method of accounting for income taxes whereby current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of income tax losses available to be carried forward to future years that are more likely than not to be realized.

3. SUBSIDIARIES

a) ClickChoice.com, Inc.

i) Acquisition

Effective March 21, 2000, the Company acquired 100% of the common shares of ClickChoice.com, Inc. ("ClickChoice"), which at that time was 82% owned by Vanenburg Group, B.V. ("Vanenburg"). A director of the Company was also a director of ClickChoice. A total of 35,819,901 common shares of the Company were issued, subject to certain escrow restrictions pursuant to the following transactions:

- 27,819,901 common shares (Cdn$81,796,073) were issued (Note 9(a)) in exchange for 100% of the shares of ClickChoice, of which 21,700,000 common shares were escrowed (Note 9(b)). The purchase price allocation was as follows:

Consideration issued:	**$**
27,819,901 common shares issued	**81,796,073**
Acquisition costs incurred	**736,278**
	82,532,351
Allocation of purchase price:	
Cash	**1,154,488**
Short-term investments	**472,230**
Accounts receivable	**102,661**
Capital assets	**1,439,603**
Accounts payable and accrued liabilities	**(2,470,346)**
Loan payable to Vanenburg	**(4,189,785)**
Purchased intangible assets	**19,147,583**
Goodwill	**66,875,917**
	82,532,351

3. SUBSIDIARIES (Continued)

a) ClickChoice.com, Inc. (Continued)

i) Acquisition (Continued)

- A private placement of 3,000,000 common shares (Cdn$8,820,600) were issued (Note 9(a)) to Vanenburg in exchange for cash of US$3,150,000 and the assignment to the Company of a balance owing to Vanenburg by ClickChoice of US$2,850,000.

- 2,500,000 common shares were issued (Note 9(a)) to Vanenburg pursuant to an agreement whereby Vanenburg will provide the Company with up to US$5,000,000 (Cdn$7,350,500) of software development services over a three year period (the "Software Development Agreement"). These common shares were placed in escrow and were to be earned and released from escrow at a deemed rate of US$3 per share when the services were provided (Note 9(b)).

- The Company owed to Vanenburg a US$5,000,000 (Cdn$7,216,500) convertible loan, which was unsecured, and non-interest bearing. The loan was converted into 2,500,000 common shares with a deemed value of Cdn$7,350,000 (Note 9(a)).

ii) Disposition

The operations of ClickChoice ceased in early 2001 and subsequently, the Company transferred all of its shareholdings in ClickChoice to Vanenburg (Note 7(iii)).

b) Answers.com Inc. and KnowItAll, Inc.

i) Acquisition

In 1999, the Company acquired 100% of Answers.com Inc. ("Answers"), which effective December 15, 2000, acquired 100% of the common shares of KnowItAll, Inc. ("KIA"), a privately held Texas based software company. Consideration payable on the acquisition of KIA consisted of a maximum of 7,190,260 common shares of Answers. Based on this number of shares issued by Answers, the Company's ownership in Answers was reduced to approximately 55%, as at December 31, 2000.

Notes to the Consolidated Financial Statements
Years Ended December 31, 2001 and 2000

3. SUBSIDIARIES (Continued)

b) Answers.com Inc. and KnowItAll, Inc. (Continued)

i) Acquisition (Continued)

As Answers subsequently ceased operations in early 2001, the shares issued by Answers were assigned nil value in 2000. The allocation of the KIA purchase price was as follows:

	$
Consideration:	
7,190,260 common shares issued by Answers	-
Acquisition costs incurred	**666,133**
	666,133
Allocation of purchase price:	
Cash	**43,347**
Other current assets	**7,643**
Capital assets	**83,724**
Accounts payable and accrued liabilities	**(815,702)**
Goodwill	**1,347,121**
	666,133

As part of the acquisition of KIA, Answers agreed to grant options and warrants to purchase a total of 2,173,965 Answers common shares as follows:

	Number of Shares	**Exercise Price US$**
Stock options	1,402,675	**0.07**
Stock options	114,648	**0.61**
Warrants	656,642	**0.68**

In addition to the options granted above, as at December 31, 2000, there were outstanding a total of 1,689,300 options, expiring in 2010, to purchase Answers common shares at prices ranging from US$0.08 to US$0.875. All of the above noted options and warrants were cancelled in 2001 without being exercised.

3. SUBSIDIARIES (Continued)

b) Answers.com Inc. and KnowItAll, Inc. (Continued)

ii) Disposition

Answers was unable to meet its loan obligations when payments were demanded in 2001 and its assets were sold as part settlement (Note 7(i)) and Answers then ceased operations in early 2001. Effective December 31, 2001, the Company disposed all of its shareholdings in Answers (including KIA) as described in Note 11.

c) Knowledge Pulse Corporation, disposition

The Company's wholly-owned subsidiary, Knowledge Pulse Corporation (operating as "Ktopia") was also sold in 2001, as described in Note 11.

d) Strategy Bridge Inc., disposition

Effective July 31, 2000, the Company sold Strategy Bridge Inc., a wholly-owned subsidiary, to FinTech Services Ltd. ("FinTech"), a publicly traded company, for consideration of $2,061,901 resulting in a gain on sale of $464,253. Consideration received was 2,751,865 Class A shares of FinTech, of which 1,037,988 shares were held in escrow until July 31, 2001. In addition, the Company was eligible to receive a maximum total of 2,925,349 additional FinTech Class A shares conditional upon various performance based criteria for the 12 month period ending June 30, 2001. A total of 568,800 of these additional shares were earned in 2001. The investment in FinTech is included in marketable securities (Note 4).

4. MARKETABLE SECURITIES

	2001	2000
	$	$
Investments, at lower of cost and market		
FinTech common shares (i)	-	880,596
Kinetiq common shares (ii)	-	1,000
	-	881,596

i) FinTech

The Company held a total of 3,320,665 common shares (2000 - 2,751,865 common shares) of FinTech (Note 3(c)). This investment was written down by $1,045,709 to its market value at December 31, 2000. These shares were sold effective October 1, 2001, for proceeds of $365,273, resulting in a loss of $515,323. The proceeds are included in accounts receivable, as at December 31, 2001 and were received in 2002.

4. MARKETABLE SECURITIES (Continued)

ii) Kinetiq Inc. ("Kinetiq")

Kinetiq was incorporated in Alberta on September 1, 2000 to carry on business as a technology incubator business accelerator for start up entities. The Company invested $150,000 in cash for a 30% interest in Kinetiq. The former Chief Executive Officer ("CEO") of the Company, and virtually all of the Company's remaining employees, became employees of Kinetiq.

Due to the uncertain future of Kinetiq, the Company's investment was written down to $1,000 as at December 31, 2000. Effective December 31, 2001, the Company transferred its interest in Kinetiq to the former CEO of the Company in settlement of a severance obligation owing in the amount of $40,000, resulting in a gain on disposition of $39,000 which is included in contributed surplus (Note 11).

5. CAPITAL ASSETS

	2001		
	Cost $	Accumulated Depreciation $	**Net Book Value $**
Computer hardware and equipment	3,438	172	**3,266**

	2000		
	Cost $	Accumulated Depreciation $	Net Book Value $
Computer hardware and equipment	1,843,904	774,763	1,069,141
Computer software	516,965	282,029	234,936
Furniture and equipment	1,086,310	169,903	916,407
Leasehold improvements	781,175	129,095	652,080
	4,228,354	1,355,790	2,872,564

5. CAPITAL ASSETS (Continued)

Pursuant to an agreement with Kinetiq made in 2000, the Company leased essentially all its Calgary capital assets and premises to Kinetiq under a three year lease, for $11,500 per month. Kinetiq paid no rent to December 31, 2000, thereafter the next $250,000 of rent payable was to be paid by way of Kinetiq common shares and cash thereafter.

The lease was renegotiated effective May 1, 2001, and no such additional shares were issued to the Company. As part of the revised agreement, the Company sold virtually all of its Calgary-based capital assets to Kinetiq and in consideration thereof, Kinetiq assumed all of the Company's equipment and Calgary premises operating lease obligations. The net book value of the capital assets transferred to Kinetiq was $985,929. The net present value of the lease obligations assumed was estimated as equal to this amount of $985,929, which is included in selling, general and administrative expenses, as a cost to terminate equipment and premises leases.

6. GOODWILL AND PURCHASED INTANGIBLE ASSETS

Due to impairments in the estimated realizable value of the operating subsidiaries, the remaining carrying values of goodwill and intangible assets were written off to $Nil at December 31, 2000, resulting in charges against income in 2000, of $58,731,742 and $16,169,070, respectively.

7. LOANS PAYABLE TO AFFILIATED COMPANY AND DEBT SETTLEMENT

	2001 $	2000 $
Loans payable to affiliated company		
Convertible subordinated promissory notes (i)	-	3,748,750
Unsecured loan (ii)	-	14,995,000
	-	18,743,750

i) Convertible subordinated promissory notes

As at December 31, 2000, Answers owed Vanenburg US$2,500,000 (Cdn$3,748,750) in the form of convertible subordinated promissory notes, bearing interest at 8%. No amount was allocated to equity or non-controlling interest because its value was nominal.

In 2001, Answers secured additional financing from Vanenburg, including Note and Security Agreements dated April 13, 2001 for US$315,000 and dated May 9, 2001 for US$185,000. The Notes were secured by the assets of Answers. In May 2001, Vanenburg demanded repayment of all amounts owing by Answers, and pursuant to foreclosure, all of the assets of Answers were sold to Vanenburg for US$315,000 as partial settlement. The remainder was settled as part of the Settlement Agreement disclosed in Note 7(iii). Simultaneously, Answers and its subsidiary KIA ceased operations (Note 3(b)(ii)).

ii) Unsecured loan

At December 31, 2000, the Company had a US$10,000,000 loan (Cdn$14,995,000) owing to Vanenburg. The loan was unsecured and bore interest at 4%. Interest expense includes $321,630 (2000 - $209,963), which was accrued on this loan until its cancellation as noted below.

7. LOANS PAYABLE TO AFFILIATED COMPANY AND DEBT SETTLEMENT (Continued)

iii) Vanenburg Debt Settlement

Pursuant to an agreement with Vanenburg dated May 14, 2001, the loans and interest payable to Vanenburg were settled and Vanenburg's ownership in the Company was eliminated through a series of transactions as follows:

- Vanenburg paid the Company US$450,000 (Cdn$678,990);
- Vanenburg agreed that all amounts owing by the Company to Vanenburg, Answers and ClickChoice were satisfied;
- The Company granted Vanenburg an option to acquire on demand, for no additional consideration, all of its shareholdings in Answers. This option expired without being exercised;
- The Company transferred to Vanenburg all of its shareholdings in, and loans to, ClickChoice;
- The Company assigned all of its receivables, which totaled $17,485,585, from ClickChoice and Answers to Vanenburg;
- Vanenburg held a total of 34,145,653 common shares of the Company, and agreed to surrender 14,645,653 shares for cancellation including 2,500,000 common shares held in escrow, which, using the average common share book value at that date of $1.626, equals $23,807,735. The remaining 19,500,000 common shares were subsequently sold by Vanenburg to three entities controlled by two of the Company's directors (Note 12(d)).
- The Software Development Agreement (Note 3(a)(i)), which had an unutilized value of Cdn$6,406,841, (net book value of $nil) was cancelled and;

7. LOANS PAYABLE TO AFFILIATED COMPANY AND DEBT SETTLEMENT (Continued)

iii) Vanenburg Debt Settlement (Continued)

As the settlement transaction was undertaken with a related party, it has been recorded as a net contribution to the Company of $22,732,733, based on the following:

	$
Consideration received:	
Cash	**678,990**
Common shares returned for cancellation	**23,807,735**
Settlement of promissory notes payable, including accrued interest	**15,731,593**
Assignment of loans due from ClickChoice and Answers	**(17,485,585)**
Increase in contributed surplus (see Note 11)	**22,732,733**

8. NON-CONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARY COMPANY

Non-controlling interests in consolidated subsidiary company, as at December 31, 2000, represented the non-controlling common shareholders' 45% interest of Answers, plus the non-controlling preferred shareholders' 17% interest in the preferred share capital of Answers.

In 2000, Answers issued a total of 2,352,196 preferred shares, Series B, to third parties at a price of US$0.75 per share. Included in this total were 1,239,200 shares issued to a partnership of which two of the directors of the Company are participants. Each preferred share was convertible at the option of the holder, into one Answers common share, upon certain liquidity events. In addition, each preferred share would automatically convert into one common share of Answers upon either the effective date of public offering of Answers common shares, the merger or consolidation of Answers, or the affirmative vote of a majority of the holders of Answers preferred shares.

In 2000, Answers issued a total of 1,837,665 common shares to third parties. Included in this total were 805,000 common shares issued to the Chief Executive Officer of Answers and a total of 200,000 shares that were issued to directors and officers of Answers on exercise of stock options.

Effective December 31, 2001, the Company disposed all of its interests in Answers, as described in Note 11, reducing non-controlling interests to $Nil as at December 31, 2001.

9. SHARE CAPITAL

a) Authorized and issued shares

	Number of Shares	**Amount $**
Authorized		
Unlimited number of common shares		
Unlimited number of first preferred shares		
Issued - common shares		
Balance, December 31, 1999	32,388,651	**12,342,677**
Issued on acquisition of ClickChoice (Note 3(a)(i))	27,819,901	**81,796,073**
Issued on conversion of convertible loans payable (Note 3(a)(i))	2,500,000	**7,350,000**
Issued on private placement with Vanenburg (Note 3(a)(i))	3,000,000	**8,820,600**
Pursuant to the Software Development Agreement (Note 3(a)(i))		
Portion earned in 2000 (Note 9(b)(ii))	210,000	**943,659**
Portion not yet earned, held in escrow (Note 9(b)(ii))	2,290,000	**-**
Issued on other private placement	400,000	**1,500,000**
Exercise of stock options	1,234,833	**792,695**
Share issue costs	-	**(9,434)**
Escrowed shares cancelled (Note 9(b)(iv))	(212,500)	**-**
Balance, December 31, 2000	69,630,885	**113,536,270**
Cancelled shares re-instated in 2001 (Note 9(b)(iv))	212,500	**-**
Shares cancelled on Debt Settlement (Note 7(iii))	(14,645,653)	**(23,807,735)**
Balance, December 31, 2001	55,197,732	**89,728,535**

9. SHARE CAPITAL (Continued)

b) Escrowed shares

	Number of Escrowed Shares
Balance, December 31, 1999	6,812,725
Shares escrowed pursuant to:	
Acquisition of ClickChoice (i)	21,700,000
Software Development Agreement (ii)	2,500,000
Shares released from escrow	
1996 escrow agreement (iii)	(3,016,146)
Acquisition of Chronologic(iv)	(58,000)
Acquisition of ClickChoice (i)	(10,850,000)
Shares to be cancelled	
Acquisition of Chronologic (iv)	(212,500)
Balance, December 31, 2000	16,876,079
Shares escrowed (vi)	19,500,000
Shares released from escrow	
Acquisition of ClickChoice (i)	(10,850,000)
1996 escrow agreement (iii)	(3,428,079)
Acquisition of Chronologic (iv)	(58,000)
Acquisition of Answers (v)	(40,000)
Shares cancelled	
Pursuant to Debt Settlement with Vanenburg (Note 7(iii))	
Software Development Agreement (ii)	(2,500,000)
Balance, December 31, 2001	19,500,000

i) 21,700,000 shares were put in escrow pursuant to the terms of the March 21, 2000 acquisition of ClickChoice, as described in Note 3(a)(i)), and were to be released over time. A total of 10,850,000 shares were released in 2000 and 10,850,000 shares were released in 2001.

9. SHARE CAPITAL (Continued)

ii) 2,500,000 shares were issued in 2000 and held in escrow pursuant to the terms of the Software Development Agreement with Vanenburg as described in Note 3(a)(i). These common shares were to be earned and released from escrow at a deemed rate of US$3 per share when the services were provided. Research and development costs in 2000 included $943,659 (2001 - $Nil) for development services provided by Vanenburg under this agreement. Consequently, 210,000 of the common shares were eligible for release from escrow in 2000. These shares, as well as the remaining 2,290,000 shares held in escrow were cancelled in 2001 pursuant to the Debt Settlement (Note 7(iii)).

iii) 6,444,225 shares remained in escrow pursuant to an escrow agreement dated August 1, 1996 providing for release on the basis of one share for each $0.20 of cash flow generated by the Company. The cash flow requirement was later cancelled and these shares became releasable over time. A total of 3,016,146 of these shares were released from escrow in 2000 and the remaining 3,428,079 shares were released in 2001.

iv) 116,000 shares were held in escrow with respect to the 1998 acquisition of Chronologic Systems Inc. of which 58,000 were released in January 30, 2000 and 58,000 were released on January 19, 2001. A further 212,500 shares were also held in escrow and were to be released when certain performance conditions of Chronologic were met. However, these conditions were not met, these 212,500 common shares were to be cancelled in 2000. As these common shares were never physically cancelled, and, in 2001 they have been re-instated as part of issued share capital outstanding.

v) 40,000 shares were held in escrow with respect to the acquisition of Answers in 1999 and were to be released on February 6, 2001, subject to there being no claim for breach of certain representations and warranties. These shares were released in 2001.

vi) Pursuant to an escrow agreement dated April 2002, the 19,500,000 common shares transferred from Vanenburg to three entities, which are controlled by two of the directors of the Company (Note 12(d)) and were placed into escrow. These shares will be released over a three year period.

10. STOCK-BASED COMPENSATION PLAN

The Company has a fixed stock option plan open to directors, officers, employees and other key personnel of the Company or any of its subsidiaries. Under this plan, the Company may grant options to a maximum of 10,335,030 of the issued and outstanding common shares of the Company on a non-diluted basis. The aggregate number of common shares reserved for issuance to any one individual shall not exceed five percent of the issued and outstanding common shares of the Company. Under the plan, the exercise price shall be determined at the discretion of the Board of Directors, provided that the exercise price shall not be lower than the market price on the date of grant and an option's maximum term is ten years. Options generally vest in equal proportions over the first two years of the term.

The following summarizes the Company's fixed stock option plan and the related changes in 2001 and 2000:

	2001		2000	
		Weighted Average		Weighted Average
	Number of Shares	Exercise Price $	Number of Shares	Exercise Price $
Outstanding, beginning of year	2,502,148	1.38	2,448,731	1.39
Granted	-	-	3,162,857	1.46
Exercised	-	-	(1,234,833)	0.75
Cancelled	(1,941,786)	1.36	(1,874,607)	1.98
Outstanding, end of year	560,362	1.43	2,502,148	1.38
Options exercisable at year end	560,362	1.43	2,160,070	1.30

Range of exercise prices for options outstanding as at December 31, 2001:

Options Outstanding			Options Exercisable	
Number of Options Outstanding	Remaining Contractual Life in Months	Weighted Average Exercise Price $	Number of Options Exercisable	Weighted Average Exercise Price $
422,862	3	0.73	422,862	0.73
17,500	26	1.51	17,500	1.51
120,000	28	3.90	120,000	3.90
560,362		1.43	560,362	1.43

11. CONTRIBUTED SURPLUS

In order to restructure the Company, effective December 31, 2001, the Company transferred all of its shareholdings in Answers, including Answers' shareholding in KIA, and Ktopia to 960291 Alberta Ltd. ("960291") for nil consideration. 960291 is controlled by a director of the Company and will be responsible for the wind up of these companies. The Company agreed to pay $12,500 to 960291 for windup costs, and this amount is included in accounts payable as at December 31, 2001.

As the Vanenburg Debt Settlement and the dispositions of ClickChoice, Answers, Ktopia and Kinetiq were transactions with related parties, the resultant gains on disposition have not been credited to income in 2001, but instead are included in contributed surplus as follows:

	$
Balance, December 31, 1999 and 2000	-
Gain on Vanenburg Debt Settlement (Note 7(iii))	**22,732,733**
Gains on disposition of subsidiaries ClickChoice, Answers and Ktopia	**28,669,029**
Gain on disposition of Kinetiq (Note 4(ii))	**39,000**
Balance, December 31, 2001	51,440,762

12. OTHER RELATED PARTY TRANSACTIONS

a) As part of the KIA acquisition, transaction advisory fees of US$150,000, (2000 - $Nil), (consisting of 109,091 common shares of Answers and cash of US$30,000) were paid in 2001 to a director of the Company. These costs were included as part of the acquisition costs of KIA and were recorded and measured at the exchange amounts.

b) General and administrative expense in 2001 includes approximately $85,000 (2000 - $395,000) charged by a law firm of which one of the directors is a partner. These costs were recorded at the exchange amounts.

c) The Company owed approximately $52,000, as at December 31, 2000 (2001 - $Nil), to a company, which is owned by one of the directors of Answers.

12. OTHER RELATED PARTY TRANSACTIONS (Continued)

d) Subsequent to the July 2001 Vanenburg Debt Settlement, and pursuant to a separate arrangement between Vanenburg and the directors of the Company, Vanenburg transferred its remaining 19,500,000 common share investments in the Company to various parties, including 17,500,000 to two companies controlled by two of the directors of the Company and 2,000,000 to a limited partnership controlled by one of the directors. Vanenburg received $30,935 as consideration for the shares transferred. The Company advanced the amount on behalf of the directors and netted $14,075 against amounts owing by the Company to one of the directors. Included in accounts receivable at December 31, 2001 is $7,897 receivable from one of the directors which was collected in early 2002.

13. FUTURE INCOME TAXES

The Company has losses carried forward for Canadian income tax purposes, for which income tax benefits have not been recorded.

14. CONTINGENCIES

The term deposit of $481,674 at December 31, 2000, was assigned as security with respect to an Atlanta premises lease entered into by ClickChoice. In 2001, the term deposit was forfeited against the unpaid lease obligations and the landlord filed a suit against ClickChoice and the Company for breach of the lease. Management intends to vigorously defend against the suit, the outcome of which is not presently determinable, and which is not expected to have a material adverse effect on the Company. One additional wrongful dismissal claim has been filed against the Company, which management believes, has no merit.

15. SEGMENTED INFORMATION

During the year, the Company's Canadian and United States businesses were combined into a single reporting entity, resulting in the elimination of its previous two reportable segments. As a result and as required, the corresponding segment information, previously disclosed in 2000, has been restated and eliminated.

15. SEGMENTED INFORMATION (Continued)

Geographic information

	2001		
	Canada $	U.S. $	**Total $**
Revenue	-	315,372	**315,372**
Capital assets and goodwill	3,266	-	**3,266**
Total assets	518,656	-	**518,656**

	2000		
	Canada $	U.S. $	Total $
Revenue	2,155,944	395,067	2,551,011
Capital assets and goodwill	1,010,930	1,861,634	2,872,564
Total assets	3,200,090	3,712,257	6,912,347

16. STATEMENT OF CASH FLOWS

Changes in non-cash working capital is represented by:

	2001 $	2000 $
Short-term investments	-	143,515
Accounts receivable	**95,630**	793,627
Prepaid expenses	**205,781**	(273,245)
Marketable securities	-	(150,000)
Deferred acquisition costs	-	262,771
Accounts payable and accrued liabilities	**677,194**	895,154
Deferred revenue	-	(46,421)
	978,605	1,625,401

The cash paid portion of interest expense incurred was $Nil (2000 - $19,339). There were no income taxes paid in 2001 and 2000.

17. SUBSEQUENT EVENTS

a) Private placement of common shares:

Pursuant to a Letter of Intent, dated February 6, 2002, with 959879 Alberta Ltd., subject to regulatory and or shareholder approvals, the Company is committed to enter into the following transactions during the first half of 2002:

- As approved by the shareholders at the December 10, 2001 shareholder's meeting, the Company will complete a 10-for-1 share consolidation of the Company's outstanding common shares, which would result in approximately 5,520,000 post-consolidated shares outstanding;
- The Company intends to change its name to Flock Resources Ltd.
- Following the share consolidation, the Company would then complete a private placement issue of 5,500,000 common shares at a price of $0.25 per share to 959879 Alberta Ltd., for gross proceeds of $1,375,000. 959879 Alberta Ltd. would then own approximately 49% of the Company; and
- As a condition of the private placement, all outstanding stock options, as at December 31, 2001, would then be cancelled for no consideration, following a change in directors of the Company.

b) Settlement of outstanding liabilities

As settlement of various liabilities owing at December 31, 2001, the Company intends to issue a total of 250,890 post-consolidated common shares at a deemed value of $0.50 per share ($125,445), $60,445 of which relates to payment of obligations to entities related to two of the directors. The issuance of common shares for debt is subject to regulatory approvals.

c) Pursuant to an agreement dated March 13, 2002, the Company has assigned all of its intellectual property and software to Knowledge Management Ventures, Incorporated ("KMV"), a Delaware corporation. As consideration for the assignment, the Company is entitled to a fee equal to 4% of the gross revenues derived from the use of its intellectual property and software. The intellectual property and software have no book value, as at December 31, 2001 and the 4% fee will be recorded as revenue when earned.

EXHIBIT Q

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

Endev Energy Inc. ("Endev" or the "Company")
Suite 2525, 700 – 9th Avenue SW
Calgary, Alberta
T2P 3V4

2. **Date of Material Change:**

March 12, 2003.

3. **News Release**

A press release dated March 12, 2003 disclosing in detail the material summarised in this material change report was issued by the Company from Calgary, Alberta on March 12, 2003 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchange on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4. **Summary of Material Change:**

On March 13, 2003, the Company announced that it had entered into an agreement to purchase an interest in a shallow gas property in the Eyremore area of Southern Alberta from a private oil and gas company.

5. **Full Description of Material Change:**

See the attached press release.

6. **Reliance on Confidentiality Provisions:**

Not Applicable.

7. **Omitted Information:**

Not Applicable.

8. **Senior Officers:**

For further information, please contact Randy Harrison, President at Endev Energy Inc., Suite 2525, 700 – 9th Avenue SW, Calgary, Alberta T2P 3V4, (403) 750-2600.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

DATED March 13, 2003, at the City of Calgary, in the Province of Alberta.

(signed) *"Randy Harrison"*
Randy Harrison
President

cc: The Toronto Stock Exchange

Endev

ENERGY INC.

News Release

March 12, 2003

Endev Energy Inc. (TSX: ENE) Announces Purchase of $7.3 Million Eyremore Gas Property

Calgary	Endev Energy Inc. ("Endev") is pleased to announce it has entered into an agreement to purchase an interest in a shallow gas property in the Eyremore area of southern Alberta from a private oil and gas company.
Purchase price	The total purchase price, subject to adjustments, is $7.3 million plus a retained royalty.
Purchase details	The details of the purchase include: • 60 sections of primarily 85% working interest lands; • potential to drill more than 200 low-risk shallow gas wells; • potential reserve additions of 8.0 million barrels of oil equivalent (boe); and • potential production additions of 2,000 boe/day.
Drilling opportunities	This acquisition further expands Endev's position in the Eyremore/Majorville areas of southern Alberta to over 100 sections of operated high-interest lands. There is potential to add significant long-life low-risk shallow gas reserves through multiple down spacing opportunities with the possibility to drill up to 400 wells.
Endev Energy Inc.	Endev is an oil and gas exploration, development and production company based in Calgary, Alberta. Endev Energy Inc. trades on the TSX Exchange under the symbol ENE.
Contact information	For more information, please contact: Randy Harrison (403) 750-2600 Investor Services (416) 364-9297 or 1-888-739-4623 E-mail: info@endevenergy.com Website: www.endevenergy.com

EXHIBIT R

MATERIAL CHANGE REPORT

ITEM 1 Reporting Issuer:

Endev Energy Inc.
Suite 2525, 700 – 9th Avenue S.W.
Calgary, Alberta
T2P 3V4

ITEM 2 Date of Material Change:

May 27, 2003

ITEM 3 News Release:

A joint news release disclosing the nature and substance of the material change was issued by Endev Energy Inc. ("Endev" or the "Offeror") and Moxie on May 27, 2003, and disseminated through the facilities of CCNMatthews and would have been received by the securities commissions where Endev is a "reporting issuer" and the stock exchanges on which the securities of Endev are listed and posted for trading in the normal course of its dissemination.

ITEM 4 Summary of Material Change:

Moxie and Endev entered into an agreement (the "Pre-Acquisition Agreement") dated May 27, 2003, pursuant to which Endev agreed to make an offer (the "Offer") to purchase all of the issued and outstanding common shares of Moxie (the "Moxie Shares" or the "Common Shares"), including all Moxie Shares which may become outstanding on the exercise of options and warrants to purchase Moxie Shares.

ITEM 5 Full Description of Material Change:

On May 27, 2003, Endev and Moxie entered into the Pre-Acquisition Agreement whereby Endev agreed to make an Offer, either directly or indirectly, which consists of, at the election of each holder of Moxie Shares, either (i) $0.46 in cash per Moxie Share, or (ii) 0.278788 of a common share of Endev ("Endev Share") for each Moxie Share, or any combination of the foregoing, subject to maximum cash consideration of $12,000,000 and a maximum of 5,835,000 Endev Shares for all of the issued and outstanding Moxie Shares.

The Pre-Acquisition Agreement provides for the payment of a termination fee of $500,000 to Endev in certain events and contains certain customary covenants, representations and warranties of each Moxie and Endev.

Certain directors, officers and shareholders of Moxie, holding approximately 28% of the issued and outstanding Moxie Shares (on a diluted basis), have agreed to tender to the Offer all Moxie Shares owned or controlled by them (including any Moxie Shares acquired pursuant to the exercise of any options or warrants to purchase Moxie Shares).

The completion of the Offer is subject to a number of conditions, including the acceptance of the Offer by at least 66 $^{2}/_{3}$% of the holders of Moxie Shares, as well as obtaining all regulatory approvals.

For further particulars respecting the Offer, see the joint press release of Endev and Moxie dated May 27, 2003 attached hereto.

ITEM 6 Reliance on Section 146(2) of the *Securities Act*:

Not applicable.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Senior Officer:

Inquires in respect of the material change referred to herein may be made to:

Randy Harrison, President
Endev Energy Inc.
Suite 2525, 700 – 9th Avenue SW
Calgary, Alberta T2P 3V4

Telephone No.: (403) 750-2600.

ITEM 9 Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this Report.

DATED at Calgary, Alberta this 6th day of June, 2003.

(signed) *"J.G. (Jeff) Lawson"*
J.G. (Jeff) Lawson
Assistant Secretary

cc: The Toronto Stock Exchange

NEWS RELEASE May 27, 2003

Endev Energy Inc. Announces Strategic Acquisition of Moxie Exploration Ltd.

Calgary, Alberta, May 27, 2003 - Endev Energy Inc. ("Endev") (TSX-ENE) and Moxie Exploration Ltd. ("Moxie") (TSXV-MXE) jointly announce that they have entered into a binding acquisition agreement (the "Agreement") whereby Endev will, subject to certain conditions, offer to purchase all the issued and outstanding common shares of Moxie. The consideration under the offer (the "Offer") for each Moxie common share is a combination of $0.23 cash and 0.139394 of an Endev common share, or any combination of cash and Endev shares subject to a maximum of 5,835,000 Endev common shares being issued and a maximum of $12.0 million being paid. This assumes that all outstanding options and warrants will be exercised. Based on today's closing price of Endev shares, the value to the Moxie shareholders is approximately $0.48 per common share, which represents a 30% premium over the last trading price. As a result, Moxie shareholders in aggregate will receive consideration consisting of approximately 50% cash and 50% Endev common shares.

The total value of the Offer for Moxie is approximately $22.0 million, based on the close of market on May 27 including assumption of net debt of approximately $0.5 million and proceeds of $1.2 million on the assumed exercise of all outstanding options and warrants.

The Board of Directors of Moxie has unanimously agreed to recommend acceptance of the Offer. Certain shareholders, including the management and directors of Moxie holding 23.3% of the issued and outstanding common shares of Moxie (27.9% on a fully diluted basis) have agreed to tender their common shares to the Offer. The Agreement provides that Moxie shall not, directly or indirectly, solicit or initiate any inquiries, discussion or negotiations with any third party with respect to any take-over proposal. Moxie has agreed to pay a non-completion fee to Endev in the amount of $500,000 under certain circumstances.

FirstEnergy Capital Corp. acted as financial advisor to Moxie and will provide an opinion that the Offer is fair, from a financial point of view, to Moxie shareholders.

Moxie's current production is almost 100% natural gas or approximately 5.0 MMCF/d, produces high netbacks, and is all focused in the Eyremore/Majorville area of southern Alberta, adjacent to Endev's key shallow gas focus area. Moxie's established reserves at December 31, 2002 were approximately 1.6 million barrels of oil equivalent ("BOE") on a 6:1 basis.

Randy Harrison, Endev President & COO commented, "We are very pleased to acquire Moxie due to the excellent strategic fit in Endev's key shallow gas area at Eyremore/Majorville."

The Moxie Offer represents the third major transaction this year for Endev in its core southern Alberta shallow gas area: the first being a commitment in which Endev has agreed to farm in on a contiguous 45-section land block at Majorville. This land has potential for approximately 180 low risk shallow gas drilling opportunities. Secondly, Endev has entered into an agreement to purchase an interest in another shallow gas property from a private oil & gas company in the same area involving 60 sections of primarily 85% working interest lands with the potential to drill more than 200 shallow gas wells. Expected initial production rates on these wells is 100 mcf/d per well with reserves of 1 bcf/section.

Endev also expects to drill 100 shallow gas wells by year end. The Moxie lands provide Endev with approximately 130 additional highly prospective drilling locations in one of its key areas.

Following the acquisition, Endev will have, on a combined basis, the following:

- Current daily average production of over 3,650 BOE/d, comprised of approximately 13 MMCF/d of natural gas production and 1,500 BBL/d of crude oil and natural gas liquids.
- Basic shares outstanding of approximately 75.3 million common shares (an increase of 5.8 million).
- Contiguous land holdings in the Eyremore/Majorville area with interest in over 140 sections and over 80,000 net acres.
- Net debt of approximately $16.5 million.

Endev expects the Offer will be mailed to holders of common shares of Moxie no later than June 16, 2003 and will be open for a period of 35 days. The Offer is subject to all necessary regulatory approvals and customary conditions, including that a minimum of 66 2/3% of Moxie shares, calculated on a fully diluted basis, be tendered to the Offer.

Endev and Moxie are Calgary, Alberta, Canada based crude oil and natural gas exploration, development and production companies.

Neither the TSX nor the TSX Venture Exchange has reviewed this press release and they do not accept any responsibility for the adequacy or accuracy of this release.

For further information:

Endev Energy Inc.
Attention: Mr. Randy Harrison,
President and COO
or
Dennis J. Kwan, C.A.
Controller

Telephone: (403) 750-2600
1-800-750-2677

Moxie Exploration Ltd.
Attention: Steve Dabner
President and CEO
Telephone: (403) 215-9871
or
Tom Love,
Chairman and CFO

Telephone: (403) 215-9870

Forward Looking Statements

Certain information regarding Endev Energy Inc. set forth in this document, including management's assessment of the Company's future plans and operations contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's and management's control, including but not limited to, the impact of general economic conditions, industry conditions, fluctuation of commodity prices, fluctuation of foreign exchange rates, imperfection of reserve estimates, environmental risks, industry competition, availability of qualified personnel and management, stock market volatility, timely and cost effective access to sufficient capital from internal and external sources. Endev Energy's actual results, performance or achievement could differ materially from those expressed in or implied by, these forward looking statements and accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward looking statements will provide what, if any benefits to Endev Energy Inc.